Via EDGAR (Correspondence)

June 11, 2009

Christian Windsor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

File No. 001-07511

Dear Mr. Windsor:

This letter sets forth the response of State Street Corporation, a Massachusetts corporation (“State Street,” “we,” “us,” “our” or similar terms), to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter of May 8, 2009 (the “Comment Letter”) regarding the above-referenced report.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.

Form 10K

Risk Factors, page 5

1.	Please revise, in future filings, the risk of counterparty failure or instability, to quantify for 2 comparable periods, the counterparty risk in the aggregate and identify any individual counterparty whose failure would result in a material charge. Please make similar changes to your Management’s Discussion in your upcoming filings.

Consistent with all large, systemically important financial institutions, in the normal course of our business we have material short-term exposures to counterparties that we deem to be of high credit quality. Given the nature and volumes of our business, particularly in our custodial, trading and treasury operations, these exposures can be significant when compared to our capital base; tend to be short-term in duration, frequently intra-day or overnight; and generally are protected by a security interest or other form of creditor protection. In addition, the counterparties and associated positions change on a daily basis.

We do not believe that specific identification of individual counterparties is consistent with industry practice. We believe this is because it could be misleading to financial statement users. As noted above, our material counterparty exposures change on a daily basis and, as such, would not be a reliable measure of our exposure by the time our financial statements are issued. These rapidly changing positions would also make it difficult to discern relevant trends or patterns of exposure from a comparative analysis period over period. In addition, we believe that further voluntary disclosure that identifies all such individual counterparties potentially could lead financial statement users to over-estimate the risk of loss to State Street, given the extremely remote probability of an instantaneous default of a systemically important financial institution without warning or the opportunity to intervene in an effort to limit our exposure prior to such a default.

We will provide disclosure consistent with the following in future filings, as applicable. We believe that this additional disclosure will accomplish the objective of providing context for the nature of the counterparty risk that we assume and how we assess individual and aggregate counterparty risk:

As a result of these interconnections, we and other financial institutions have concentrated counterparty exposure to other financial institutions. Although we have procedures for monitoring both individual and aggregate counterparty risk, like other large financial institutions the nature of our business is such that large individual and aggregate counterparty exposure is inherent. At any given time, it is not unusual that we will have one or more counterparties to which our exposure exceeds 10% of our total shareholders’ equity, exclusive of unrealized gains or losses.

Please note that the threshold used in the forgoing disclosure is consistent with our internal monitoring and the practices recommended by the Committee of European Banking Supervisors (“CEBS”). We expect to add similar disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings, as applicable.

2.	Please revise, in future filings, the risk related to the purchase of assets from the unconsolidated asset-backed commercial paper conduits, the last paragraph to disclose the after-tax net unrealized losses for the prior comparable period also. In addition, disclose the aggregate amount of assets purchased for each period and the after-tax net unrealized losses in those purchases. Finally, disclose whether there are any reserves established for the unconsolidated unrealized losses.

Effective May 15, 2009, in connection with the announcement of our stress test results and a capital raise, State Street took voluntary action that resulted in the consolidation onto our balance sheet of the four asset-backed commercial paper conduits (“conduits”) that we administer. This action constituted a reconsideration event as described by FASB Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003) (“FIN 46(R)”), paragraph 15, whereby the contractual arrangements were changed in a manner that reallocated the obligation to absorb the expected losses between the existing primary beneficiary and other unrelated parties of the conduits. As a result of the repayment, State Street determined that it was the primary beneficiary of each of the four conduits and therefore, consolidation was required on May 15, 2009.

Given this change in the status of the conduits, we plan to revise our future filings to reflect these events and, as such, we do not believe that there will be relevant future disclosures related to transactions or reserves specific for assets held in these legal entities. Assets that we choose to retain subsequent to consolidation will be included in our investment portfolio and will be included in those relevant disclosures.

Notwithstanding the foregoing discussion, as previously disclosed, during the first quarter of 2008, pursuant to the contractual terms of our liquidity asset purchase agreements (“LAPAs”) with the conduits, we purchased $850 million of conduit assets. The assets

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were purchased at prices determined in accordance with the contractual terms which exceeded their fair value. Accordingly, as previously disclosed, during the first quarter of 2008, we recorded a $12 million reduction of revenue associated with this purchase. We have recorded no additional reserves associated with these contractual arrangements because we did not believe that it was probable that we would be required to purchase assets pursuant to the terms of the LAPAs.

3.	Please supplementally provide us with the assumptions used in the “expected loss model” referred to in the last risk factor on page 11. In this regard, advise us, with a view towards additional disclosure, as to how the majority of the losses, $3.56 billion, from the risk directly above, would be covered by the $67 million in first loss notes. Finally, advise us as to the amount of net after-tax unrealized losses not covered by guarantees that were in the conduits at 12/31/08.

As disclosed in previous filings, the primary risks that the conduits were designed to create and distribute to the variable interest holders are credit risk and basis risk, with credit risk being the predominant variability. Prior to the consolidation of the conduits effective May 15, 2009, the two primary assumption sets used in the expected loss model were related to these two risks. With respect to basis risk, we used a model that varied future funding rates over future periods. Consistent with this basis risk model, for the credit model, we set probability-of-default and loss-given-default (“LGD”) assumptions pursuant to the assets’ credit ratings and then used default migration to vary future expected credit losses.

We maintained a separate FIN 46(R) expected loss model for each of the four conduits. The purpose of the expected loss model was to simulate potential future cash flows, whose probabilities are estimated based on the historical data and the rating agencies’ studies as validated by State Street’s own credit analysis. The model employed a Monte Carlo simulation where each iteration of discounted losses was attributable to the subordinated debt investors and State Street. This loss allocation was performed considering the most current available subordinated debt amounts.

The expected loss model consisted of two major modules: 1) a Credit Module, and 2) a Basis Module. The following represents a more detailed discussion of our model approach and the underlying assumption sets used in the expected loss model for each of the four conduits:

Credit Module

Each asset-backed security carries an external credit rating (or equivalent shadow rating) established by the major independent credit rating agencies. It is a common industry practice to estimate default probabilities on asset-backed securities through migrations of ratings over time. A change in a rating reflects the assessment that the asset’s credit quality has improved (upgrade) or deteriorated (downgrade). Analyzing these rating migrations, including default, is one of the main features of the credit module that simulates sequential rating migrations over time. Hence, this matrix of rating transition probabilities plays a crucial role; it allows us to calculate the joint distribution of future ratings for securities that comprise the assets in the conduits. An element of a transition matrix gives the probability that an obligor with a certain initial rating migrates to another rating by the risk horizon (1 year). The migration to default results in a LGD based on the asset’s initial rating and collateral type, and the time of default is measured to determine future revenue loss and present value of those losses. Asset performance is correlated both across assets and to the basis loss distribution. These transitions are modeled such that the asset’s performance in one year is independent of the previous year’s performance. Rating matrices are produced using S&P’s CreditPro and reflect the conduits’ asset portfolio.

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Once an asset is determined to have defaulted, principal and revenue losses are calculated. Principal loss on the asset is measured using LGD matrices from a periodic rating agency study, with an asset’s initial credit rating and collateral type used to determine principal loss. Revenue losses are measured using spread information on the asset and the remaining Weighted-Average Life (“WAL”) at time of default. WAL is determined incorporating both the amortization schedule of the asset and a prepayment estimate.

Using the credit data inputs, a Monte Carlo simulation is performed to develop a distribution of credit risk for the portfolio of assets owned by each conduit, which is then applied on a probability-weighted basis to determine and allocate expected losses (defined by FIN 46(R)) due to credit risk. We continuously monitor the specific credit characteristics of the conduits’ assets in light of current performance and the market environment, to confirm that the credit data inputs and assumptions used in the model incorporate State Street’s best information regarding the rating and expected credit risk of the conduits’ assets.

Basis Module

Basis risk is defined as the variability of difference between the weighted-average asset benchmark reset rate and the conduit cost of funds. The evolution of these basis spreads was modeled using a correlated sampling approach. State Street, through its variable interests, absorbs all basis risk variability.

Determination and Allocation of Expected Losses/Sizing of Subordinated Debt

For each of the conduits, the expected variability absorbed by the subordinated debt (“sub-debt”) investors (who bear first risk of credit loss) is measured to be greater than the expected variability absorbed by State Street through its credit arrangements, and the investors in the conduits’ commercial paper. Each of the four conduits had issued its own sub-debt prior to May 15, 2009. While the amount of the sub-debt (approximately $67 million in the aggregate at March 31, 2009) was relatively immaterial when compared to the par value of the conduits’ assets and the aggregate unrealized losses in the four conduits, the majority of the actual credit risk associated with the assets underlying the securities is absorbed by the more subordinate investors within each structured security (e.g. the structural credit enhancement). Since expected losses, or variability, as defined by FIN 46(R), focus on a weighting of expected outcomes rather than infrequent extreme outcomes (for example, large levels of default), the sub-debt required to absorb a majority of expected losses was small. Therefore, while the sub-debt was sized appropriately compared to expected losses as measured in FIN 46(R), it may not have provided significant protection against extreme or unusual credit losses. Consistent with the fact that the conduits were consolidated on May 15, 2009 by virtue of our prepayment of the sub-debt, we do not intend to provide additional disclosure relative to this sizing in future filings.

The unrealized losses in the conduits’ assets, which totaled approximately $3.56 billion, after-tax, at December 31, 2008, reflected the illiquidity and disruption in the fixed-income markets throughout 2008. The conduits’ strategy is to buy and hold assets, and the conduits are not compelled to sell securities at a loss. The conduits have not realized any losses as a result of asset sales and there were no asset defaults as of December 31, 2008. The unrealized losses associated with the conduits’ assets, which are overwhelmingly due to liquidity, are not risks that the conduits were designed to create and distribute, consistent with the conduits

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buy and hold strategy. The sub-debt held by parties unrelated to State Street did not absorb variability relative to these unrealized losses resulting from market illiquidity and therefore, management did not review the gross unrealized losses relative to the amount of subordinated debt outstanding in each of the conduits.

Finally, approximately $3.08 billion of the total net after-tax unrealized losses of $3.56 billion was attributable to securities not covered by monoline insurance guarantees at December 31, 2008.

4.	With regard to the risk related to unregistered cash collateral pools on page 14, supplementally provide the staff with the following information:

•	The aggregate dollar amount of sales when the NAV was less than $1.00;

•	The section(s) of the corporate governance documents for the cash collateral pools that discloses/discusses the sales price for the pools;

•	The section(s) of the corporate governance documents of the pools that you state you are in compliance with and an analysis of your compliance; and,

•	Copies of any notice that you have provided to purchasers of the pools when purchases are made when the NAV was/is under $1.00.

Aggregate Dollar Amount of Sales when NAV was less than $1.00

We are supplementally providing the Staff with the requested information on subscriptions and redemptions in the collateral pools, but we note that we do not believe that such information is meaningful. Redemption and subscription activity in the collateral pools during 2008 primarily was effected in connection with three types of transactions: (i) subscriptions when a participant in the program put additional securities on loan, with the cash collateral being used to subscribe to new units in the collateral pools; (ii) redemptions when a borrower returned, or a participant recalled, loaned securities and the participant in the program was required to return cash collateral to the borrower and redeemed units of the collateral pools to fund such return; and (iii) redemptions or purchases as participants and borrowers under the program satisfied their respective obligations either to return collateral or provide additional collateral as the market value of the loaned securities changed on a daily basis. As a result of these transaction types, substantial redemption and subscription activity occurs on a daily basis, and on an annual basis is several times the overall size of the collateral pool. While the volatility of the markets during 2008 increased the volume of redemption and subscription activity during that year, even in a more normalized market environment, the level of redemption/subscription activity relative to the overall size of the collateral pools is substantial.

We also highlight that, we instituted restrictions in 2008, such that redemptions by clients seeking to withdraw from or substantially reduce their participation in the collateral pools, other than the types described in (i) - (iii) above, were generally not permitted except in the form of a distribution in kind. The overall decline in the size of the collateral pools during the course of 2008 primarily reflected changes in the market value of the underlying equity and fixed-income securities on loan, as well as a decline in the overall demand for securities lending from borrowers, and not the termination of participation in the program. In addition, because the collateral pools were managed to maximize short-term liquidity over the course of the year, even though the total assets of the collateral pools were reduced significantly during 2008, the aggregate short-term liquidity in the collateral pools (defined as assets with maturities of ninety days or less) was sufficient to meet demand for permitted transactions.

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Consequently, due to the nature of the transactions in the collateral pools, the general stability of participation in the program and the maintenance of liquidity in the collateral pools described above, we do not believe that information with respect to the overall level of subscription and redemption activity in the collateral pools is useful disclosure to investors.

In the aggregate, subscription and redemption activity during the time when the mark-to-market NAVs of State Street’s unregistered cash collateral pools were less than $1.00 was as follows:

	Subscriptions	Redemptions
Total	$549,984,170,013	$655,006,975,832

Governing Document – Sales Price

The sections of the corporate governance documents that establish the pricing methodology for the various cash collateral pools are attached as Exhibit A. The Declarations of Trust and/or Operating Agreements for each of the cash collateral pools provide that assets of pools shall be valued in accordance with the amortized cost method, using the acquisition cost for such assets as adjusted for amortization of premium or accretion of discount to maintain a constant per unit value of $1.001. Under the governing documents, however, State Street acting as the trustee or managing member (as applicable) may determine in its discretion that utilizing the amortized cost methodology may result in a material dilution or other unfair result to the pool participants, and therefore may adjust such valuation or take other action that it deems appropriate to eliminate or reduce (to the extent reasonably practicable) such dilution or other unfair result2. In exercising that discretion, State Street acting as the trustee or managing member may determine to use a fair valuation methodology, subject to certain standards of conduct imposed by those documents. These sections governing valuation methodologies apply to both subscription and redemption activity. While the collateral pools publish net asset values of less than $1.00 per unit for GAAP reporting purposes, the collateral pools continue to value each unit at $1.00 for transaction purposes, and have made a determination that using this valuation different from GAAP reporting is necessary in order to avoid material dilution or unfair results to participants in the collateral pools.

Governing Document – Compliance

State Street is compliant with the provisions of the applicable documents governing the valuation and transactions of interests in the cash collateral pools. As discussed above, State Street has discretion to utilize a fair value methodology if it reasonably believes that other valuation methodologies would dilute the interests of pool participants or result in other unfair outcomes. At present, State Street in its capacity as Trustee or managing member (as applicable), has determined to use a transaction value of $1.00 per unit rather than the net asset value determined in accordance with GAAP. The determination to use a transaction value of $1.00 per unit rather than the net asset value determined in accordance with GAAP was reached after extensive analysis, and reflects the following considerations:

•	The cash collateral pools have not realized any material credit losses nor do they hold securities of issuers that have defaulted on their obligations.

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Although the governing documents for the SSgA Global Securities Lending Trust do not include such a provision, its Constitution requires that a “Cash Trust Unit” or a “Securities Lending Trust Unit” be redeemed or purchased at a price of $1.00 per unit. See Exhibit A, Tab E, Constitution Sections 4.1, 6.1.

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The governing documents for the SSgA Global Securities Lending Trust also do not include this provision, but the Constitution grants the manager discretion to choose the valuation methods for calculating NAV and to reduce the redemption price to account for accumulated losses attributable to redeemed units. See Exhibit A, Tab E, Constitution Sections 6.1, 6.2, 6.4, 8.3, 9.2 to 9.5.

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•

Stringent credit analysis standards were employed in constructing the investment portfolio for the cash collateral pools. A credit review team assesses the portfolio holdings on a regular basis and applies stress testing to the positions held. Based on that analysis, we expect, even with the difficult economic environment, that the portfolios will continue to receive payments of principal and interest as forecasted.

•

The cash collateral pools continue to maintain adequate liquidity to meet contractual obligations with respect to outstanding securities loaned. Based upon historical and reasonably foreseeable developments in the market, we believe that the level of liquidity, together with the restrictions on redemption of units as well as the ability to generate additional liquidity if necessary by placing additional securities on loan (subject to contractual guidelines) enable the cash collateral pools to retain the portfolio securities until maturity (if necessary) or until pricing in the market place returns to normalized levels. The ability to continue to hold their portfolio securities enables the collateral pools to avoid selling longer-dated securities that would generate a realized loss in the current market environment.

•

The market value of the cash collateral pools’ assets continues to improve from depressed year-end 2008 levels. As of May 30, 2009 the weighted average net asset value of these pools was $0.958 compared to the $0.939 value at December 31, 2008.

•

Securities held by the cash collateral pools have continued to mature at par, even when the mark-to-market prices of those securities were less than par shortly before maturity. That experience demonstrates that the mark-to-market pricing reflects significant liquidity premiums rather than expectations of default on the underlying assets.

State Street reviews the factors underlying its decision to value the units of the cash collateral pools at $1.00 for transaction purposes on a weekly basis to confirm that the determination remains reasonable. Based on its analysis to date, State Street believes it is permitted, under the governing documents, to continue to effect transactions in the cash collateral pools at $1.00 per unit to avoid dilution or unfair treatment of redeeming shareholders.

Notices Provided to Purchasers of Pools

Participants in the securities lending program have received information about the differences between the GAAP net asset value and the valuation used for transactional purposes since the divergence arose in 2007. This information has taken a variety of forms, including financial statement disclosures and postings and reports on program websites available to all participants in the program. Additionally, in March 2009, State Street provided program participants with a communication concerning the difference between GAAP and transactional valuations, as well as other information about securities lending. While the exact communication varied with the cash collateral pool in which the participants invested, we have attached representative samples of the correspondence as Exhibit B. Separately, in March 2009, State Street also provided investors in funds managed by State Street that engage in securities lending as a supplement to its core strategy with a communication on the difference between GAAP and transactional valuations and other information about securities lending.

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Notes to Consolidated Financial Statements

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights, page 33

5.	We note disclosure on page 35 of your intention to reduce the size of your balance sheet, which will reduce your net interest margin for 2009 by 13% to 18%. Please tell us and revise future filings to clearly discuss and provide enhanced disclosure surrounding how you intend to reduce your balance sheet, including specific asset classes that you intend to sell-off or pay down. Within this context, please also address and provide the business purpose behind your reclassification of certain asset- and mortgage-backed securities with an amortized cost of $14.6 billion and fair value of $12.3 billion from securities available for sale to securities held to maturity in the fourth quarter of 2008.

A component of our Tangible Common Equity (“TCE”) improvement plan is the reinvestment of investment securities paying down and maturing during 2009 into interest-bearing deposits with U.S. and non-U.S. central banks. We exclude excess central bank balances from our consolidated balance sheet when calculating our TCE ratio. Excess central bank balances represent riskless assets for State Street (zero regulatory risk-weighting). Since we exclude these balances from the TCE calculation the relative increase in our excess central balances as securities pay down or mature would reduce the consolidated balance sheet used to calculate the TCE ratio. The reduction in net interest margin by 13% - 18% is the result of the actions taken as part of our TCE improvement plan.

The balance sheet reduction discussion on page 35 refers to the use of the consolidated balance sheet in the calculation of our TCE ratio rather than an overall balance sheet reduction strategy. With the consolidation of the conduits that we administer onto our balance sheet and the significant increase in equity from our public offering in May 2009, we are actively evaluating the appropriate balance sheet strategy for the remainder of 2009. In light of the importance of such management on both our financial condition and our statement of income, we will provide disclosure in future filings of the strategy that we anticipate implementing, which disclosure will address, as applicable, the particular points highlighted in the Staff’s comment. Since our intentions are currently being developed, we are not yet able to provide updated illustrative disclosure to the Staff.

The TCE improvement plan was implemented subsequent to the reclassification to held to maturity of certain of our investment securities. The decision to reclassify the securities to held to maturity was performed as part of an overall asset/liability review, consistent with State Street’s ongoing balance sheet management activities. Management had determined that it had both the intent and ability to hold the securities to maturity and determined that in no circumstances would it be compelled to sell prior to maturity. Therefore, in contemplation of an overall asset/liability management review and corresponding reinvestment strategy, we elected to re-classify certain securities to held to maturity to align with our ability and intent to hold them.

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Investment Securities, page 60

6.	We note your disclosure that securities rated “AA” and “AAA” comprised approximately 89% of your investment securities portfolio at December 31, 2008. We also note that you have investments representing 5% of your portfolio which are rated medium-grade or below as of December 31, 2008. This concentration has increased to 9.8% of your portfolio as of March 31, 2009 per review of your Form 8-K filed April 21, 2009. Due to the significance of both your investment securities portfolio and related unrealized loss position to your financial statements, please tell us and revise your future filings to disclose the following:

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An expanded disclosure of your accounting policies for reviewing your investment securities for impairment, including discussion of the relevant authoritative guidance you rely upon for different types of securities as applicable, such as SFAS 115, EITF 99-20, etc.;

•

For those securities with significant duration and severity of temporary impairment at the end of the period presented, for example, gross unrealized losses of $5.14 billion for asset-backed securities and $684 million for collateralized mortgage obligations as of December 31, 2008 per the table on page 95, an enhanced discussion of the specific securities impaired, the analysis performed and specific factors considered in reaching a conclusion that an other than temporary impairment had not occurred; and

•

For those securities for which an other than temporary impairment was recognized, for example, $122M in 2008 per your disclosures on page 95, an enhanced discussion of the specific securities impaired, the analysis performed and related reasons for the impairment recognition in the current period especially as compared to similar securities for which an other than temporary impairment was not recognized, to the extent applicable.

Our evaluation of securities for impairments is a quantitative and qualitative process which is based on the following relevant authoritative guidance:

•	Statement of Financial Accounting Standards No. 115, Accounting for Investments in Debt and Equity Securities (FAS 115)

•	FASB Staff Position FAS 115-1 and 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

•	FASB Staff Position FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP FAS 115-2 and 124-2)

•	SEC Staff Accounting Bulletin Topic 5M, Other-Than-Temporary Impairment of Certain Investments in Debt and Equity Securities

•	Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets (EITF 99-20)

•	FASB Staff Position EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20

•	AICPA Statement of Position No. 03-3, Accounting for Certain Loans and Debt Securities Acquired in a Transfer (SOP 03-3)

All investment securities are subject to a credit surveillance process by a group of credit analysts that are independent of the investment managers. Credit analysts specialize in specific asset classes and surveillance is done on a regular basis. The credit monitoring processes are followed regardless of the current fair value, as the focus is on a credit review for repayment. In addition, we have an investment securities monitoring process overseen by a committee of investment and accounting professionals. This monitoring process identifies securities that due to certain characteristics are subjected to an enhanced analysis on at least a quarterly basis.

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Quantitative and qualitative factors are considered in the determination of whether a decline in value for a security is other than temporary and include the following: (a) the length of time and extent to which the fair value has been less than cost or amortized cost of the security, (b) the financial condition, credit rating and future prospects of the issuer including the structural credit enhancement in the specific security structure, (c) whether the debtor is current on contractually obligated interest and principal payments and (d) our intent to sell or the likelihood of being required to sell a security before recovering its amortized cost. If, based on management’s analysis, it is probable that State Street will be unable to collect all principal and interest on its debt securities in accordance with the contractual terms, other-than-temporary impairment would be recognized. In addition, prior to FSP FAS 115-2 and 124-2, other-than-temporary impairment would be recognized if management could not represent that it had the intent and ability to hold to market value recovery.

For securitized financial assets accounted for under EITF 99-20 and securities accounted for under SOP 03-3, we periodically update our best estimate of expected cash flows over the life of the security. If the fair value of the security is less than its carrying value and there has been an adverse change in timing or amount of anticipated future cash flows since the last revised estimate, other-than-temporary impairment is recognized. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from independent third parties along with certain internal assumptions and judgments regarding the future performance of the issuer or underlying collateral. In addition, projections of expected future cash flows may change based upon new information regarding the performance of the issuer or underlying collateral. We did not hold any securities subject to SOP 03-3 during 2008 or the first quarter of 2009.

December 31, 2008 Analysis

For those securities with significant duration and severity of impairment as of December 31, 2008, we performed an extensive evaluation to determine whether other-than-temporary impairment had occurred. We determined that the price deterioration and the vast majority of the unrealized losses related to asset-backed securities reflected market illiquidity rather than underlying collateral performance. As a result of market conditions, our determination of whether a decline in value was other than temporary was based primarily on our fundamental credit analysis of the underlying credits, considering market participant expectations of losses, versus the extent and duration of a decline in value. Our reviews of the investment portfolio indicated that the overall performance of the portfolio remained stable, and the securities were expected to continue to pay contractual principal and interest when due.

The analysis we undertook considered market trends and overall economic factors contributing to price erosion. In particular, we considered the increase in delinquencies in certain asset classes, specific borrower behavior and market expectations. This market-based research became the basis upon which scenario testing was developed for specific asset classes. The credit analysis for structured securities involves an analysis of the expected losses of the assets underlying each structure in addition to an assessment of the current, expected level of credit enhancement available to cover State Street’s specific security within the structure. The vast majority of State Street’s securities are senior within the underlying structure. State Street’s credit analyses include stress testing of the expected credit losses in the consumer or commercial loan pools within each asset-backed or mortgage-backed security structure.

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Our disclosure on page 95 identifies asset-backed securities as one of the security types. Within this broad asset class are securities backed by home equity lines of credit; government guaranteed student loans; credit card receivables and auto loan receivables, among others. The credit analyses and stress testing performed is done for each individual asset class, reflecting market participant assumptions of expected credit losses for each class, which vary widely among asset classes. The stress results are reviewed against the level of credit enhancement to identify whether any securities are exposed to a reasonable likelihood of credit loss.

Our reviews found that securities in the investment portfolio are expected to be able to withstand scenarios that involved stresses beyond what the portfolio was experiencing. Also, in determining whether securities were other-than-temporarily impaired, we considered factors such as expectations on market liquidity returning to normal levels and the quality of the securities held in the portfolio. Our expectation was that we would continue to collect all principal and interest according to underlying contractual terms and we had the ability and intent to hold the securities until recovery in market value.

Other-than-temporary impairments were recognized in 2008 on certain securities for which we concluded that a portion of the decline in market value for those securities was due to credit or where we were unwilling to represent that we would hold the securities until recovery in value. Those impairments were concentrated in asset-backed securities consisting primarily of home equity loans and collateralized mortgage obligations which were primarily driven by liquidity concerns, downgrades in credit, or other adverse financial conditions of the issuers.

We note that for the year ended December 31, 2008, the vast majority of our investment securities portfolio was accounted for pursuant to FAS 115 and related guidance and a small portion of the portfolio was accounted for pursuant to EITF 99-20.

We will update future filings, as applicable, to reflect the relevant portions of the above discussion, including an enhanced discussion of the securities impaired, the related analysis performed and the reasons for any other-than-temporary impairment.

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Note 3. Investment Securities, page 94

7.	Please revise future filings to present the gross unrealized losses table on page 95 distinguishing between investments classified as available for sale and investments classified as held to maturity.

We will present the following amended table in subsequent annual filings:

Gross unrealized losses on investment securities on a pre-tax basis consisted of the following as of                     :

	Less than 12 continuous months		12 continuous months or longer		Total
(In millions)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available for sale
U.S. Treasury and federal agencies:
Direct obligations	$	$	$	$	$	$
Mortgage-backed securities
Asset-backed securities
Collateralized mortgage obligations
State and political subdivisions
Other debt investments
Other equity securities

Total	$	$	$	$	$	$

Held to Maturity
U.S. Treasury and federal agencies:
Direct obligations	$	$	$	$	$	$
Mortgage-backed securities
Asset-backed securities
Collateralized mortgage obligations
State and political subdivisions
Other debt investments

Total	$	$	$	$	$	$

Note 4. Loans and Lease Financing, page 96

8.	We note your disclosures herein and on page 63 relating to your repurchase of approximately $800 million of commercial real estate loans from certain customers pursuant to indemnified repurchase agreements with an affiliate of Lehman Brothers. We also note your disclosure that on the date of acquisition, you accounted for these loans in accordance with SOP 03-3. We further note that as of December 31, 2008, there were approximately $219 million of these loans which were past-due and still accruing interest for which you state that no additional valuation adjustments or provisions for losses were recorded since initial acquisition. Please address the following:

•	Tell us the amount of loans that were past due and accruing interest at the initial acquisition date;

•	How you determined that the continual accrual of these past-due loans was appropriate and that no additional valuation adjustments or provisions for loss were necessary on these acquired loans; and

•	Provide us with an update as to the current status of the performance of these acquired loans.

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We acquired these loans from State Street customers pursuant to repurchase arrangements under which we had indemnified the customers in transactions where, in an agent capacity, we had facilitated asset repurchases between our customers and other unrelated third parties.

On the acquisition date of the commercial real estate loan portfolio, three interest-only loans (of a total thirty-six loans in the portfolio) were contractually past-due with respect to interest of $2.8 million on an underlying principal balance of $186.4 million (out of a total principal balance for all the loans acquired of approximately $1.2 billion). None of the loans were over 60 days past-due at acquisition and all were accruing interest.

At December 31, 2008, we determined that the continued accrual of interest, or discount accretion, on approximately $219 million of contractually past-due loans was appropriate because those loans are accounted for under SOP 03-3 and, therefore, the contractual delinquency of the loans does not necessarily impact the revenue recognition as long as expected cash flows at the measurement date are consistent with those expected at the date of acquisition. As of the date we acquired the loans they had evidence of credit deterioration since origination and we determined it was probable that we would not collect all contractually required principal and interest payments when due; therefore, these loans were determined to be within the scope of SOP 03-3 and were initially recorded at fair value. In accordance with SOP 03-3, the excess of cash flows expected at acquisition over the estimated fair value of a loan at acquisition is referred to as the accretable yield, and is recognized in interest revenue over the remaining life of the loan, even though the loan may be contractually past-due. We continue to accrue/track the contractual balance with the borrower, as we continue to have a legal claim to the contractual principal and interest. However, revenue recognition for these loans is based on expected cash flows not contractual cash flows.

From the date of acquisition to December 31, 2008, the loans had performed consistent with our expectations at the acquisition date. Management reviewed expected cash flows for each loan and determined that there was no adverse change in expected cash flows. Therefore, no provision for loan losses was deemed necessary for these loans as of December 31, 2008.

In the first quarter of 2009, we recorded a provision for loan losses of $84 million related to this loan portfolio, which reflected management’s revised expectation of future principal and interest cash flows with respect to certain loans relative to our initial estimates (i.e. management determined there was an adverse change in expected cash flows with respect to certain loans). None of the loans for which a provision was recorded were contractually past-due. Management’s change in expected cash flows resulted primarily from its assessment of the impact of deteriorating economic conditions in the commercial real estate markets during the quarter.

As of March 31, 2009, $241 million of this commercial real estate loan portfolio was over 90 days contractually past due.

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Note 11. Commitments and Contingencies

Tax Contingencies, page 104

9.	We note your disclosures related to your SILO leveraged lease transactions, the IRS’ standard settlement offer, and your decision not to accept this offer but to continue your appeal of this ruling. We also note that based upon this settlement offer, you have revised your projections of the timing and amount of tax cash flows and also increased your tax-related interest expense. We note your disclosure on page 34 that as a result of these revisions, you recorded a $98 million reduction to net interest income and $39 million increase to income tax expense during 2008. Please address the following:

•

We note that your deferred tax liability for your lease financing transactions decreased from $1.177 billion as of December 31, 2007 to $535 million as of December 31, 2008 as presented in your income tax footnote on page 131. Please tell us the reasons for this decrease and whether any of this decrease pertains to your SILO leveraged lease transactions; and

•

Please tell us how you determined it “more likely than not” that your position will be sustained in your appeal based upon IRS’ recent settlement offer and previously successful challenges of these transactions. Additionally, please tell us how your facts and circumstances are different from the IRS’ ruling.

Please reference consideration given to guidance in SFAS 109, FIN 48, and any other authoritative literature as necessary in your response to support your accounting.

The tax liability reported on our consolidated financial statements associated with SILO leveraged lease transactions did not decrease but actually increased from December 31, 2007 to December 31, 2008. The reduction in the 2008 deferred tax liability associated with lease transactions was principally the result of reclassifying the SILO tax liability from a deferred to a current liability. The SILO liability was reclassified because we expected, as of December 31, 2008, that the liability would become currently due within twelve months. This expectation was based on events that occurred in 2008, including the IRS settlement offer and the continued development of our case within the IRS.

We have continued to evaluate the legal status of the SILO transactions in light of subsequent court decisions and IRS actions, including the 2008 IRS settlement offer. We believe a significant category of our SILO transactions involves legal structures and factual circumstances different from those addressed by the courts in recent IRS challenges of leveraged leasing transactions. Because of those differences, and because the IRS settlement offer was on an all-or-nothing basis, we did not accept the offer and instead have taken our case for review in the IRS Appeals Office.

Although we continue to contest the treatment of our SILO transactions with the IRS, our calculation of our SILO tax liability as of December 31, 2008 was determined based on an assumed application of the terms and conditions contained in the IRS settlement offer as we understand them. That is, our tax liabilities associated with SILO transactions was computed on the same basis as if we had accepted the IRS settlement offer.

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Note 21. Expenses, page 130

10.	We note disclosure relating to your election in the fourth quarter of 2008 to provide support to certain investment accounts managed by SSgA through the $2.49 billion purchase of asset- and mortgage-backed securities and a $450 million cash infusion, which resulted in a charge of $450 million. Please address the following:

•	Explain the nature and legal structure of these pooled investment accounts;

•	Tell us whether the entire $450 million charge resulted from the $450 million cash infusion and, if not, what portion of it related to the purchase of asset- and mortgage-backed securities;

•	Tell us how you accounted for the cash infusion of $450 million contributed to the investment accounts;

•

Tell us in detail the specific contractual obligations of the independent third-party financial institutions (“wrap providers”) that agree to make up any shortfall in the investment accounts. In your response, include discussion of how and when a wrap provider can terminate its financial guarantees and the resulting effect this would have on your obligations to perform under these agreements;

•

Tell us why you determined it necessary to provide this support, even though these investment accounts had contractual arrangements with wrap providers that would require them to make up any shortfall;

•

Tell us whether any wrap providers have eliminated or reduced their contractual obligation, and if so, whether this has resulted in litigation with the defaulting wrap provider(s) or the plans investing in the investment accounts;

•

You state that as a result of the $450 million contribution, the ratio of the market value of the accounts’ portfolio holdings to the book value of the accounts increased. Please tell us what this ratio was immediately before and after this election to provide support, as of December 31, 2008, and as of the date of your response in addition to any minimum ratio(s) required to be contractually maintained, as applicable; and

•

Discuss any triggers (i.e. minimum ratios, termination of financial guarantees, downgrades to assets, etc.) that would require you to either purchase additional assets and/or provide additional cash infusion. We note your disclosure that you have no ongoing commitment or intent to provide support.

Stable value accounts are an investment product offered to participant directed retirement plans as an alternative to money market funds. As such, they are among the most conservative investment options in a typical 401(k) plan. Using benefit-responsive accounting, the units of the account are purchased and redeemed at a constant net asset value of $1.00 and the yield, or crediting rate, on the units varies with the yield on the underlying portfolio, amortization of any difference between the book value and the market value of the accounts’ assets and the expenses of the account. The accounts may be in the form of separate accounts, where a single benefit plan owns all of the interests in such account, or bank-maintained funds in which multiple benefit plans participate.

Stable value accounts are managed by an investment manager. In the case of stable value accounts managed by us, the accounts are managed by State Street Global Advisors, our investment management division. These accounts have entered into contractual arrangements with financial institutions that are not affiliated with either the participating benefit plans or the investment manager. The third-party financial institutions, known as “wrap providers,” do not guarantee the value of the account or the credit quality of

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securities held by the account. Instead, the wrap providers have an obligation, subject to certain conditions, to fund any shortfall in the event that all the units are redeemed at a time when the market value of the underlying assets is less than the book value of those assets. Typically, for any given account, there will be several financial institutions providing wrap contracts, each being responsible for an undivided portion of this risk.

The wrap providers have the contractual right to terminate their obligations upon a notice period to the accounts, generally 60 days. During that notice period, the accounts can replace the financial institution with another wrap provider or can elect to instead require the wrap provider to “immunize” the account. Immunization involves both a change in the character of the account’s investments and the application of the yield on the portfolio to eliminate the difference between book and market value. In immunization, the assets in the account are sold and the proceeds are reinvested in short-duration U.S. government securities. Then, the crediting rate on the immunized account is reduced and the yield on the portfolio of U.S. government securities is applied to eliminate any difference between book and market value over a defined period. This immunization period is normally equal to the remaining expected duration of the portfolio immediately prior to immunization. The participants in the account only receive a crediting rate to the extent that the book-to-market difference can be eliminated through the yield over the immunization period.

In some contracts, the wrap provider has the right to elect to immunize the account rather than to terminate its coverage. Immunization does not eliminate the wrap provider’s obligation to make up any shortfall between book and market value. Under certain limited circumstances, including a change in the investment manager without the consent of the wrap providers, plan terminations, and the investment manager investing the accounts in breach of investment guidelines or standards of prudence, the wrap provider may terminate its obligations without notice or immunization.

In October 2008, the stable value accounts that are managed by State Street were underperforming their peers, with market-to-book ratios and crediting rates at levels that were at the low end of the industry based on information available to State Street. Certain of the wrap providers were discussing with us the potential exercise of their right to terminate their obligations under the terms of the wrap contracts, and all of the wrap providers were actively encouraging us to take actions to prevent immunization. Because of the disruption in the fixed-income markets, there was no capacity in the market place to replace any terminating wrap providers. If one wrap provider were to immunize their obligations, we believed that all of the wrap providers would elect to take this action. The consequence of the sale of the accounts’ assets under immunization, for reinvestment in U.S. government securities, at that time would have been a degradation in the book-to-market differential given the conditions in the fixed-income markets. The consequence of the reinvestment in lower yielding government securities and the accelerated amortization of a larger book-to-market discount would have been to reduce the crediting rate, perhaps to zero. Instances in which an “immunization” right has been exercised in the past in the stable value industry are rare. The circumstances were compounded by the fact that one of our significant wrap providers had determined to exit the business and was indicating its intent to terminate its coverage of the accounts.

In light of the negative impact that such circumstances could have on the participants in the benefit plans during a period of extreme instability in the global financial markets, and to restore confidence in the system and the stable value product set at a time of significant uncertainty and instability (e.g. September of 2008), we determined that we should take certain actions to influence the

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wrap providers not to terminate. This was a business decision based on our evaluation of the alternatives at that time. Consequently, State Street elected to enter into a transaction to decrease the potential for a wrap provider to trigger the immunization of any of the stable value accounts. The transaction consisted of two elements. First, State Street acquired approximately $2.49 billion of assets from the accounts, primarily sub-prime and Alt-A mortgage portfolios and other asset-backed securities. These securities were purchased at then current market prices as determined by independent pricing sources. At the same time, State Street contributed $450 million to the stable value accounts. As a result of these actions, the wrap providers agreed that they had no present intention to terminate their contractual obligations or immunize the portfolio and that they were not aware of any circumstances that would permit them to terminate the wrap contracts for cause (i.e., without notice or immunization right).

As a result of these actions, the market-to-book values of the accounts were increased from a low level relative to other market participants to our estimate of the median of the peer group. The composition of the accounts was also made substantially more conservative, both by the elimination of the sub-prime and Alt-A portfolios which represented the majority of the depressed assets and the reinvestment of the proceeds of those sales and the cash infusion in U.S. government securities and other more conservative investments. When the fixed-income markets experienced significant further disruption in November and December of 2008, the accounts benefited significantly from this risk reduction strategy.

The entire $450 million charge related to the cash infusion as the securities were purchased at fair value. The charge was recorded in other expenses in our consolidated statement of income in the period in which management committed to take these actions.

All of the wrap contracts currently remain in effect. The one financial institution that had announced its intention to leave the wrap business has agreed to keep its contracts in effect at least until October 2009 and not to elect to immunize the portfolio unless another wrap provider elects immunization. No litigation has been commenced or threatened between State Street and any of the wrap providers, nor between State Street and any of the accounts. Due to the transaction and the subsequent manner of reinvesting the accounts’ assets, the market-to-book ratio of the accounts has continued to improve and we believe that our average market-to-book ratio is among the highest in the stable value industry and that the crediting rates on our accounts are in line with industry averages. At May 28, 2009, the average market-to-book ratio of the assets of the account subject to a wrap contract was 98.7% (the market-to-book ratio of a stable value account is higher than the contract ratio due to the account’s cash position, which is maintained outside the contract). The market-to-book ratio of the accounts was 90.6% immediately prior to the transaction and 95.0% immediately after the transaction. The market-to-book ratio of the accounts was 98.2% on December 31, 2008.

State Street is not obligated to nor does it intend to make additional cash infusions into these accounts or purchase additional assets from the accounts. Therefore, there are no triggers that would require State Street to take any further actions. The transaction we entered into reflected the extreme market disruption in fixed-income securities in 2007 and 2008, particularly the intermediate term asset backed securities in which these portfolios were invested.

11.	Given your election in the fourth quarter of 2008 to provide support to the investment accounts and the resulting charge of $450 million, please tell how you were able to conclude that you were not the primary beneficiary and therefore not required to consolidate the assets and related liabilities of these investment accounts in accordance with FIN 46(R) or other authoritative accounting literature considered. In your response please tell us how you considered each of the following:

•	Your decision to purchase assets and provide a cash infusion although not contractually required;

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•	The ability of the third-party financial institution to terminate their financial guarantees;

•

The likelihood that you would provide additional support in the form of either additional purchases or cash infusions, even though you state that you have no ongoing commitment or intent to provide such support; and

•	The fact that participants are allowed to purchase and redeem units at a constant net asset value regardless of the underlying value of the assets held by the account.

In connection with management’s actions, we evaluated the following: (1) whether we had a variable interest in the entities; and (2) whether the stable value funds were variable interest entities under FIN 46R.

The Company has a management contract with each of the stable value funds it manages. We can be removed as manager and have concluded that the management contract does not meet the criteria for a variable interest pursuant to paragraph 2(c) and Appendix B. The Company has no other contractual arrangements or ownership interest in the funds.

We separately evaluated whether our actions in October 2008 indicated whether we had an implicit variable interest in the accounts. We evaluated this in the context of FSP FIN 46(R)-5, Implicit Variable Interests under FASB Interpretation No. 46 (Revised December 2003) (FSP). Based on the guidance in this FSP, we determined that we did not have nor do we have any other implicit variable interest in the stable value accounts. The FSP states that an implicit variable interest is the same as an explicit variable interest, except that it involves absorbing or receiving of variability indirectly from the entity, rather than directly from the entity. The FSP also states that the determination of whether an implicit variable interest exists is a matter of judgment. Given the guidance in the FSP, we assessed whether our interactions with the stable value accounts while not meeting the definition of an explicit variable interest, represented an implicit variable interest by somehow indirectly absorbing variability.

We have no intent to provide future cash contributions to or purchase additional assets from the stable value accounts. Further, we concluded that the actions taken in October 2008 were not an indicator that we held an implicit variable interest due to the following factors:

•	After execution of the agreement, we continued to have no contractual obligation to provide support to the accounts.

•

Prior to taking the actions in October 2008, the average market-to-book value ratio of the State Street Global Advisors-managed stable value accounts was 90.6%. The $450 million cash infusion restored the average market-to-book value ratio to 95.0%. At a 95.0% market-to-book value ratio, together with the restructuring of the portfolio that was possible due to the purchase of $2.49 billion of securities from the accounts, the stable value accounts have asset profiles similar to the rest of the industry, minimal unrealized losses and more conservative investment guidelines, which we believe is more acceptable to the existing wrap providers and more in line with the risk profile that the wrap providers envisioned when they initially entered into the wrap agreements, thereby significantly reducing the likelihood of immunization.

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•

The assets purchased by State Street constituted all of the perceived distressed assets in the stable value accounts and the proceeds were reinvested primarily in U.S. Agency securities. As a result, the accounts’ credit risk exposure was significantly reduced, as they held primarily U.S. Treasuries and highly-rated corporate debt securities. Going forward, the investment guideless were updated to (a) preclude purchase of certain structured securities regardless of credit rating, (b) require that all mortgage-backed and commercial mortgage-backed securities must be rated “AAA,” and (c) require the portfolio to maintain a minimum average portfolio rating of “AA.” Therefore, future credit losses that would increase the market-to-book gap are not expected.

•

The market-to-book value ratio may continue to be potentially impacted both by the illiquidity in the market for fixed income securities and changes in prevailing interest rates. However, these factors will affect stable value accounts generally and will not have a unique impact upon State Street Global Advisors’ portfolios.

•

The terms of the agreement stipulated that the wrap providers release and forever discharge State Street from any and all claims, counterclaims, demands, damages, expenses, losses, costs, obligations, liabilities, actions, causes of action or lawsuits arising out of or in connection with or resulting from or relating to State Street’s management of fund assets prior to the execution of the agreement (unless due to fraud). This significantly reduced the potential that State Street might support the accounts in the future in order to avoid potential litigation.

Based on the fact that we have no explicit or implicit variable interest in the stable value accounts, we concluded that we could not be the primary beneficiary and would not have to consolidate the stable value funds even if the funds were considered to be variable interest entities pursuant to FIN 46R.

12.	We note your disclosure on page 14 that any future decision to provide financial support to the investment pools would result in the recognition of significant losses and could in certain situations require you to consolidate the investment pools onto your balance sheet. If you determined that you were not the primary beneficiary of these pooled investment accounts subsequent to providing them support in the fourth quarter of 2008 and therefore not required to consolidate these accounts, please tell us the certain situations that could require you to consolidate these investment pools onto your balance sheet.

As discussed in our response to the Staff’s comment 11, we have no intent to take any further actions with respect to the stable value accounts and do not expect to create any variable interests that would require us to consolidate the investment pools onto our balance sheet. The conclusion as to whether any future actions, if they were to occur, constitute an implicit variable interest is a matter of judgment and would depend on the facts and circumstances at the time. We would carefully evaluate any such actions in the context of FIN 46R-5, Implicit Variable Interests under FASB Interpretation No. 46 (Revised December 2003).

13.	You further state on page 14 that a failure or inability to provide such support could damage your reputation among current and prospective customers. Please tell us how you considered reputational risk and the possibility that you may provide similar support to the pooled investment accounts in the future in concluding that consolidation of these investment pools was not required in the fourth quarter of 2008.

Reputational risk is an element that is inherent in all of our business, where we serve in an agent, fiduciary or management capacity, including our asset management business. As an investment manager, trustee and fiduciary, a negative impact on our reputation could adversely affect our relationship with customers generally. We considered our reputational risk when we performed the evaluation of whether we had an implicit variable interest, as described above. Reputation risk is but one factor that entered into the analysis.

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14.	As it related to your $2.49 billion purchase of debt securities from these investment accounts, we note your disclosure that these were purchased because these were identified as presenting increased risk in the current market environment. Please tell us the following:

•	The fair value and unrealized loss, as applicable, of these securities as of the date of purchase, as of December 31, 2008 and as of the date of your response;

•	How you classified these securities upon purchase (i.e. available-for-sale, held-to-maturity) and whether this classification has since changed; and

•	Since you disclose that these securities were identified as presenting increased risk in the current market environment, whether you have recorded any impairment on these securities.

All of the $2.49 billion of debt securities purchased from certain investment accounts managed by State Street Global Advisors were classified as available for sale. The fair value and corresponding unrealized losses of these securities were as follows:

(Dollars in millions)

Accounting Classification	29-Oct-2008 (Date of Purchase)		31-Dec-2008		8-Jun-2009
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for sale	$2,489	$—	$2,095	$(289)	$1,570	$(280)

The accounting classification of these investments has not changed since acquisition. We have recorded no other-than-temporary impairment on these securities since acquisition and the book value continues to decline as the securities are paid down or sold.

15.	Given the significant impact on your operating results in the fourth quarter of 2008 of the support provided to these investment accounts and your ongoing involvement with them, please revise your future filings to provide an expanded discussion of the developments in the SSgA managed fixed-income investment accounts similar to that provided in your Form 8-K filed on October 15, 2008.

Based upon the transaction discussed in our response to the Staff’s comment 10, the risk characteristics of these investment accounts and our ongoing involvement with them had changed and diminished, and we revised our disclosure accordingly. We will enhance our disclosure in the future if developments warrant.

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Form 8-K, filed April 21, 2009

Exhibits 99.1 and 99.4

16.	We note presentation of your “tangible common equity (TCE) ratio,” “pro forma TCE ratio,” and “TCE ratio calculated as a percentage of risk-weighted assets.” These ratios appear to be non-GAAP financial measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

•

To the extent you disclose these ratios in future filings with the Commission, you should comply with all of the requirements in Item 10 (e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements;

•

To the extent you disclose these ratios in the future in Item 2.02 of Form 8-K, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K;

•

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure;

•

As it relates to the presentation of risk weighted assets, in future filings, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements. In the event that this number is preliminary and it will not be finalized until filed with your banking regulator, provide disclosure in this regard; and

•

Consider including a statement stating that there is no conforming definition for calculating these non-GAAP ratios and therefore your current presentation may not be directly comparable to your peers.

Consistent with the Staff’s comment, we will include required disclosures under Item 10(e) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K, as applicable, in future filings. By way of example, with respect to disclosures of our TCE ratio in future filings, we expect to include disclosures generally consistent with the following, as applicable:

TCE(1) at March 31, 2009 (actual, unaudited): 5.9%

(1)	The ratio of tangible common equity to adjusted tangible assets, or TCE ratio, is calculated by dividing total consolidated common shareholders’ equity by consolidated total assets, after reducing both amounts by goodwill and other intangible assets net of related deferred taxes. Consolidated total assets reflected in the TCE ratio also exclude commercial paper purchased under the Federal Reserve Bank of Boston’s AMLF and cash balances on deposit at the Federal Reserve Bank and other central banks in excess of required reserves. Tangible common equity and adjusted tangible assets are considered to be non-GAAP financial measures and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP. The TCE ratio is a metric used by management to evaluate the adequacy of State Street’s capital levels. Since there is no authoritative requirement to calculate the TCE ratio, our TCE ratio is not necessarily comparable to similar capital measures disclosed or used by other companies in the financial services industry.

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With respect to the calculation of the actual unaudited TCE ratio as of March 31, 2009, a reconciliation of tangible common equity to GAAP total common shareholders’ equity is set forth below (in millions):

Total Common Shareholders’ Equity	$11,969
Less:
Goodwill	4,493
Intangible assets	1,809

Adjusted equity	5,667
Plus deferred tax liability	540

Total tangible common equity	$6,207

With respect to the calculation of the actual unaudited TCE ratio as of March 31, 2009, a reconciliation of adjusted tangible assets to GAAP total assets is set forth below (in millions):

Total Assets	$142,144
Less:
Goodwill	4,493
Other intangible assets	1,809
AMLF investment securities	740
Excess reserves held at central banks	29,963

Adjusted assets	105,139
Plus:
Deferred tax liability	540

Total adjusted tangible assets	$105,679

To the extent that risk-weighted assets relate to our presentation of TCE in future filings with the Commission (i.e., in a presentation of “TCE calculated as a percentage of risk-weighted assets” or other non-GAAP measures), we will provide, consistent with the Staff’s comment, a general description of how risk-weighted assets are calculated under applicable regulatory capital rules, a note as to whether they were calculated in accordance with those rules and an indication as to whether or not the relevant information is “preliminary.”

In addition, also consistent with the Staff’s comment, we will comply with the requirements of Regulation G with respect to disclosures of material information that include non-GAAP measures.

17.	As a related matter, we note on page six of Exhibit 99.4 your presentation of how TCE ratio is calculated. Please tell and revise future filings to explain the reasons for excluding both AMLF investment securities and excess reserves held at central banks from your calculation of this measure and why the exclusion of these amounts provides more meaningful information to investors.

Our exclusion of AMLF investment securities from the calculation of our TCE ratio is consistent with the treatment permitted by bank regulators with respect to the calculation of our regulatory capital ratios. Bank regulators chose to exclude AMLF investment

22

securities from the calculation of regulatory capital ratios because the underlying borrowings from the Federal Reserve are extended on a non-recourse basis, and as a result, the assets purchased with the borrowings carry no credit or market risk exposure. The assets are an accommodation to the Federal Reserve, and artificially inflate our consolidated balance sheet. Accordingly, we deemed it appropriate to exclude the assets from the TCE ratio calculation.

Similar to AMLF investment securities, reserves held at central banks in excess of minimum regulatory requirements carry no credit risk, and in fact are risk-weighted at zero percent pursuant to bank regulatory capital requirements for the calculation of regulatory capital ratios. These reserve balances have typically been funded by highly liquid liabilities. These have included:

•	The substantial volume of short-term deposits we received from customers in the aftermath of the Lehman bankruptcy; and

•	Wholesale certificates of deposit at an extended range of maturities, sourced to create a liquidity cushion in the uncertain market environment.

Because of the highly-liquid/no-risk nature of these excess reserve balances, and to more accurately reflect our normalized balance sheet, we excluded them from the calculation of our TCE ratio.

As discussed in our response to the Staff’s comment 16, we will include required disclosures under Item 10(e) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K, as applicable, in future filings.

18.	As it relates to your pro forma measures presented, please tell us how you determined these measures comply with Rule 11-01 of Regulation S-X. Additionally, please tell us why you have assumed consolidation of all four of your sponsored unconsolidated conduits. If you are unable to support your current presentation of these pro forma measures, please revise your future filings beginning with your next Form 10-Q, to appropriately label these non-GAAP measures.

We acknowledge the Staff’s comment. We did not intend for the pro forma measures presented to relate to Rule 11-01 of Regulation S-X. In future filings, as applicable, we will refer to these measures as being presented on an “adjusted” basis rather than on a “pro forma” basis.

* * * * *

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State Street acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. State Street also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-664-1110 or James J. Malerba, Executive Vice President and Corporate Controller, at 617-664-8697, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Edward J. Resch
Edward J. Resch,
Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit A: Corporate Governance Documents for Cash Collateral Pools

The sections noted discuss valuation of the pools and their units, and the price at which contributions or withdrawals are made.

•	Amended and Restated Declaration of Trust for Securities Lending Quality Trust (Dec. 29, 1993), Sections 5.3, 5.5, 6.1, 6.3. [Tab A]

•

Amended and Restated Declaration of Trust for Quality Funds for Short-Term Investment (May 26, 2009), Sections 4.02, 4.03, 4.05, 5.01, 5.03, together with the previously operative Declaration of Trust (Jan. 25, 1995). [Tab B]

•	Operating Agreement of Collateral Investment Fund, LLC (May 30, 1997), Sections 6.2, 6.4, 7.1. [Tab C]

•	Declaration of Trust for State Street Global Securities Lending Trust (Jan. 7, 1998), Sections 5.3, 5.5, 6.1, 6.3. [Tab D]

•	Supplemental Deed for SSgA Global Securities Lending Trust (Sept. 13, 1999), Constitution Sections 4.1, 6.1. to 6.4, 8.1 to 8.3, 9.1 to 9.5 [Tab E]

•	Declaration of Trust for State Street Global Securities Lending Euro Trust (Dec. 22, 1998), Sections 5.3, 5.5, 6.1, 6.3. [Tab F]

•	Trust Agreement for State Street Global Securities Lending Canadian Fund A (Mar. 27, 2002), Sections 6.4, 7.2, 7.6, 7.7, 10.3. [Tab G]

Exhibit B: Representative March 2009 Participant Correspondence

•	Letter (Mar. 23, 2009) to Clients Invested in Quality D short-Term Investment Fund [Tab A]

•	Letter (Mar. 23, 2009) to Clients Invested in Securities Lending Quality Trust [Tab B]

Exhibit A: Tab A

SECURITIES LENDING QUALITY TRUST

AMENDED AND RESTATED

DECLARATION OF TRUST

Dated as of December 29, 1993

(i)

(ii)

(iii)

SECURITIES LENDING QUALITY TRUST

AMENDED AND RESTATED DECLARATION OF TRUST

AMENDED AND RESTATED DECLARATION OF TRUST by State Street Bank and Trust Company of New Hampshire, N.A., a trust company organized as a national bank.

WITNESSETH

WHEREAS, the Trustee has established a New Hampshire investment trust under the Initial Declaration (hereinafter defined) exclusively for the investment and reinvestment of money and other property contributed thereto by or on behalf of the Beneficial Owners (hereinafter defined) under the Securities Lending Program organized and managed by State Street Bank and Trust Company, an affiliate of State Street Bank and Trust Company of New Hampshire, N.A.; and

WHEREAS, the Trustee desires to amend and restate in its entirety the Initial Declaration:

NOW THEREFORE, the Trustee hereby amends and restates in its entirety the Initial Declaration and declares that it will hold all cash, securities and other assets, including without limitation all income thereon, which it may from time to time acquire in any manner as Trustee hereunder IN TRUST, and not in any other capacity, to manage and dispose of the same upon the following terms and conditions for the benefit of the holders from time to time of Units (hereinafter defined) of beneficial interest in this Trust created hereunder as hereinafter set forth.

ARTICLE I

NAME: PURPOSES OF THE TRUST: DEFINITIONS

1.1. Name. The name of the Trust created hereby is the Securities Lending Quality Trust, and so far as may be practicable the Trustee shall conduct the business and activities of the Trust created hereby and execute all documents and take all actions under that name.

1.2. Purpose of the Trust. The purpose of the Trust is to operate as a New Hampshire investment trust in connection with the Securities Lending Program organized and managed by State Street, and accordingly, to limit its activities to investment activities and those incidental to or in support of such activities.

1.3. Definitions. As used in this Declaration, the following terms shall have the following meanings (each such meaning to be equally applicable to both the singular and plural forms of the respective terms so defined):

“ Accounting Period”. means, with respect to a particular Valuation Date, the period beginning immediately following the close of business on the immediately preceding Valuation Date and ending on the close of business on the Valuation Date in question.

“Affiliate” means any general partnership, limited partnership, corporation, joint venture, trust, business trust, investment trust or similar organization controlling, controlled by or under common control with a Person.

“Bankruptcy” shall be deemed to occur with respect to any Person when such Person is voluntarily adjudicated a bankrupt or insolvent, or seeks, consents to or does not contest the appointment of a receiver or trustee for itself or all or any part of its property, or files a petition seeking relief under the bankruptcy, arrangement, reorganization or other debtor relief laws of the United States or any other competent jurisdiction, or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they mature, or when a petition is filed against such Person seeking relief under the bankruptcy, arrangement, reorganization or other debtor relief laws of the United States or other competent jurisdiction or a court of competent jurisdiction enters an order, judgment or decree appointing, without the consent of such Person, a receiver or trustee for it, or for all or any part of its property, and such petition, order or decree shall not be discharged or stayed within a period of sixty (60) days after its entry.

“Beneficial Owner” shall mean an owner of Units as set forth on the books of the Trust and “Beneficial Owners” shall mean all owners of Units collectively.

“Business Day” shall mean any day or part of a day on which both the New York Stock Exchange and the principal offices of the Trustee are open for business.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, together with any successor statute, and the regulations promulgated thereunder.

“Custodian” shall have the meaning set forth in Section 3.2.

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“Declaration” shall mean this Amended and Restated Declaration of Trust, as amended from time to time.

“Expenses” shall have the meaning set forth in Section 4.2.

“Incapacity” shall mean, as to any Person, the Bankruptcy or the dissolution or termination (other than by merger or consolidation) of such Person.

“Initial Declaration” shall mean the Declaration of Trust of the Securities Lending Trust dated November 20, 1992.

“Investment Manager” shall have the meaning set forth in Section 3.1.

“Major Beneficial Owner” shall mean any Beneficial Owner whose number of Units, when compared to the number of Units held by all other Beneficial Owners, is one of the three largest holdings at a particular time or, if fewer than four Beneficial Owners, all such Beneficial Owners.

“Management Agreement” shall mean the investment advisory or management agreement entered into by the Trust and the Investment Manager pursuant to Section 3.1.

“Net Asset Value” shall mean the aggregate value of the Units of the Trust, determined pursuant to Article VI.

“New Hampshire Investment Trust Act” shall mean the provisions of the New Hampshire Investment Trust Act, N.H. Rev. State. Ann. 293-B (1991).

“Percentage Interest” shall mean with respect to any Beneficial Owner at any particular time, the number of Units held by such Beneficial Owner at such time divided by the number of Units outstanding at such time.

“Person” shall mean an individual, a partnership, an association, a joint venture, a corporation, a business, a trust, an unincorporated organization, any other entity or a government or any department, agency, authority, instrumentality or political subdivision thereof.

“Schedule A” shall mean Schedule A attached to this Declaration and made a part hereof.

“State Street” shall mean State Street Bank and Trust Company, a trust company organized under the laws of the Commonwealth of Massachusetts.

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“State Street-NH” shall mean State Street Bank and Trust Company of New Hampshire, N.A., a national bank, in its individual capacity and not as Trustee hereunder.

“Term Loan Contribution” means a contribution of collateral from a securities term loan identified as such to the Trustee by State Street.

“Trust” shall mean the New Hampshire investment trust established by this Declaration.

“Trust Property” shall mean any and all property, real or personal, tangible or intangible, which is owned or held by or for the account of the Trust or the Trustee.

“Trustee” shall mean initially State Street-NH, in its capacity as trustee hereunder and not individually, and then each Person who may from time to time be duly appointed, qualified and serving as a trustee pursuant to the applicable provisions of this Declaration and as required by the New Hampshire Investment Trust Act, and references to the Trustee shall refer to such Person in its capacity as trustee hereunder.

“Units” shall mean the units of interest into which the beneficial interest in the Trust shall be divided from time to time.

“Valuation Date” shall have the meaning set forth in Section 6.2.

“Yield Reserve” shall have the meaning set forth in Section 2.3.

“Yield Reserve Account” means an account that shall be adjusted as of the close of each Accounting Period as follows: (a) the account shall be credited with the amount of any income and gain credited to the account for such Accounting Period pursuant to Section 7.1(a) and (b) the account shall be debited by the amount of any income and gain allocated to the Beneficial Owners pursuant to Section 7.2 for such Accounting Period.

ARTICLE II

THE TRUSTEE

2.1. Powers. The Trust shall be a New Hampshire investment trust and the Trustee, subject only to the specific limitations contained in this Declaration, shall have exclusive and absolute power, control and authority over the Trust Property and over the

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business of the Trust to the same extent as if the Trustee were the sole owner of the Trust Property and business in its own right, including such power, control and authority to do all such acts and things as in the judgment and discretion of the Trustee are necessary or incidental to, or in support of, the investment and reinvestment of the Trust Property consistent with its policies set forth herein or in order to promote the interests of the Trust, including, without limitation, the power to execute, deliver and perform any and all contracts and instruments that it may consider necessary, incidental, convenient or desirable in connection with the management of the Trust. The enumeration of any specific power, control or authority herein shall not be construed as limiting the aforesaid power, control and authority or any other specific power, control or authority. The Trustee shall have power to conduct and carry on the business of the Trust, or any part thereof, to have one or more offices and to exercise any or all of its trust powers and rights, in the State of New Hampshire, in any other states, territories, districts, colonies and dependencies of the United States and in any foreign countries. In construing the provisions of this Declaration, the presumption shall be in favor of a grant of power to the Trustee. Such powers of the Trustee may be exercised without order of or resort to any court.

Without limiting the foregoing, the Trustee, on behalf of and in the name of the Trust, shall have the power in its discretion:

(a) To operate as and to carry on the business of a private investment trust, and to exercise all the powers necessary or incidental to, or in support of, its investment activities.

(b) To subscribe for, to invest and reinvest funds in, and to hold for investment, securities, instruments and other property, including without limitation the following: bonds, notes and similar debt instruments; commercial paper; obligations of the United States Government (including its agencies and instrumentalities); instruments of United States and foreign banks (including without limitation State Street-NH and its bank Affiliates) including without limitation time deposits, certificates of deposit and banker’s acceptances; fixed, variable and indexed rate notes, master notes and investment contracts; repurchase agreements and reverse repurchase agreements (including without limitation agreements with State Street-NH and its Affiliates); securities issued by investment companies registered under the 1940 Act and companies, trusts and other entities exempt from the 1940 Act under Section 3(c) thereof (including without limitation companies, trusts and entities maintained, sponsored, advised and/or managed by State Street-NH and its Affiliates), which invest primarily in money market instruments; and other short-term fixed income investments

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(including without limitation investments maintained, sponsored, advised or managed by State Street-NH and/or its Affiliates).

(c) To hold cash uninvested pending investment or distribution.

(d) To exercise all rights, powers and privileges of ownership or interest in all securities, instruments and assets included in the Trust Property, including the right to vote, give assent, execute and deliver proxies or powers of attorney to such Persons as the Trustee shall deem proper and otherwise act with respect thereto and to do all acts for the preservation, protection, improvement and enhancement in value of all such securities, instruments and assets and to delegate, assign, waive or otherwise dispose of any of such rights, powers or privileges.

(e) To exercise all powers and rights of subscription or otherwise which in any manner may arise out of the Trust’s ownership of securities, instruments and assets.

(f) To make distributions to the Beneficial Owners, payable in cash, property or any combination of cash and property as determined by the Trustee, out of the Trust Property.

(g) To appoint and remove officers and appoint and terminate agents and consultants, including, without limitation, the Investment Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents, and hire and terminate employees of the Trust as the Trustee may deem desirable for the transaction of the business of the Trust and to provide for the compensation of all of the foregoing.

(h) To contract with such Persons as the Trustee may deem desirable for the transaction of the business of the Trust, including, without limitation, the Investment Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents.

(i) To the extent permitted by law and determined by the Trustee, to indemnify any Person with whom the Trust has dealings, including, without limitation, its employees and officers, State Street-NH and its officers and employees, the Investment Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents.

(j) To delegate from time to time to agents and consultants, including, without limitations, the Investment Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and

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broker-dealers, and other independent contractors or agents, such power and authority (including discretion with respect to the power and authority so granted) and the doing of such things and the execution of such instruments, either in the name of the Trust or the name of the Trustee or otherwise, as the Trustee may deem expedient, and such Persons may exercise some or all of the power of the Trustee as the Trustee may determine, provided that no such Person shall have the power to change the principal office of the Trust or to appoint, change or remove the Trustee, the Investment Manager or the Custodian.

(k) To incur and pay out of the Trust Property, either on a current basis or subject to amortization over such period as the Trustee may reasonably determine to be appropriate, the compensation and fees of the Trustee as such may be disclosed to the Beneficial Owners from time to time, any charges, taxes and expenses which in the opinion of the Trustee are necessary or incidental to, or in support of, the carrying out of any of the purposes of this Declaration (including, without limitation, the costs and expenses incurred in connection with the establishment of the Trust and the compensation and fees for the Trust’s officers, employees, Investment Manager, Custodian, depositories, pricing agents, accountants, attorneys, brokers and broker-dealers, and other independent contractors or agents).

(l) To prosecute or abandon and to compromise, arbitrate or otherwise adjust claims in favor of or against the Trust or any matter in controversy.

(m) To sue or be sued in the name of the Trust.

(n) To foreclose any security interest securing any obligations owed to the Trust.

(o) To exercise the right to consent, and to enter into releases, agreements and other instruments, including, but not limited to, the right to consent or participate in any plan for the reorganization, consolidation or merger of any corporation or issuer of any security which is or was held by the Trust; to consent to any contract, lease, mortgage, purchase or sale of such property by said corporation or issuer, and to pay calls or subscriptions with respect to securities held by the Trust, and to consent to any amendment to or waiver of the provisions of any indenture or similar instrument pursuant to which any security held by the Trust was issued.

(p) To join with other holders of any securities or debt instruments in acting through a committee, depositary, voting trustee or otherwise, and in that connection to deposit any security or debt instrument with, or transfer any security or debt instrument to, any such committee, depositary or trustee, and to delegate to them such power and authority with relation to

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any security or debt instrument (whether or not so deposited or transferred) as the Trustee shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depositary or trustee as the Trustee shall deem proper.

(q) To enter into joint ventures, general or limited partnerships and any other combinations or associations formed for investment purposes.

(r) To determine and change the fiscal year of the Trust and the method in which its accounts shall be kept.

(s) To adopt a seal for the Trust, but the absence of such seal shall not impair the validity of any instrument executed on behalf of the Trust.

(t) To take such actions as are authorized or required to be taken by the Trustee pursuant to other provisions of this Declaration.

(u) To execute, deliver, acknowledge and file all necessary documents as required by the New Hampshire Investment Trust Act or other applicable law.

(v) In general to carry on any other business incidental to, or in support of, the investment activities of the Trust, to do everything necessary, suitable or proper for the accomplishment of any purpose or the furtherance of any power herein set forth, either alone or in association with others, which is incidental to, or in support of, the Trust’s investment activities and to take any action incidental to, or in support of, the business, purposes or powers of the Trustee.

The Trustee shall not be limited by any law now or hereafter in effect or customs limiting the investments which may be made or retained by fiduciaries, but shall have full power and authority to make any and all investments consistent with the policies of the Trust (as set forth in Schedule A) and otherwise within the limitations of this Declaration that it shall determine, and without liability for loss even though such investments do not or may not produce income or are of a character or in an amount not considered proper for the investment of trust funds. The decision of the Trustee shall be conclusive as to whether an investment is of a type that may be purchased for the Trust in accordance with its policies. In connection with the exercise of its powers and subject to the following sentence, the Trustee may employ agents, independent contractors or consultants, including, without limitation, the Investment Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, and other independent contractors, agents or consultants, who are

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Affiliates of the Trustee or the Trust. The Trustee may employ brokers and broker-dealers who are Affiliates of the Trustee or the Trust, provided, however, that the fees, if any, paid to such brokers or broker-dealers are no greater than comparable fees which would be paid to brokers or broker-dealers who are not Affiliates of the Trustee or the Trust.

2.2. Trust Policies. Notwithstanding anything to the contrary in this Declaration; the Trust Property shall at all times be invested and administered in accordance with the policies described in Schedule A.

2.3. Yield Reserve; Equitable Adjustments. Notwithstanding anything to the contrary in this Declaration (including without limitation Section 5.1 regarding the creation of Units and Section 6.3 regarding valuation), the Trustee shall have the authority in its reasonable discretion (a) to establish and maintain a reserve account under the Trust by reserving and setting aside from time to time a portion of the income on the Trust Property (the “Yield Reserve”) and (b) to draw down upon the Yield Reserve from time to time in its discretion for the purposes of maintaining the effective yield to the Beneficial Owners over time, addressing to the extent practicable any material dilution or other unfair result of any valuation pursuant to Section 6.3 and/or making supplemental distributions from time to time to the Beneficial Owners. The balance of the Yield Reserve; if any, remaining at the close of each taxable year of the Trust shall be distributed to the Beneficial Owners in proportion to their respective Percentage Interests at such time. The Trustee shall also have the authority, notwithstanding anything to the contrary in this Declaration, in its reasonable discretion to determine that any valuation pursuant to Section 6.3 has resulted in a material dilution or other unfair result to the Beneficial Owners and to make such adjustments or take such action at that time that it reasonably believes to be necessary to eliminate, reduce or otherwise address to the extent reasonably practicable such dilution or other unfair result. Any such adjustments or other actions may be made retroactively, currently or prospectively in the reasonable discretion of the Trustee.

2.4. Term Loan Contributions. Notwithstanding anything to the contrary in this Declaration (including without limitation Section 5.1 regarding the creation of Units and Section 6.3 regarding valuation), the Trustee shall have the authority in its discretion (a) to cause the Trust to accept Term Loan Contributions and (b) to account for and manage separately each Term Loan Contribution, and the income, expenses and distributions related thereto, by establishing and designating one or more series, sub-trusts or sub-accounts of the Trust. The Trustee shall have the authority to issue classes of Units attributable to any series, sub-trust or sub-account, each class

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having such rights hereunder (including without limitation pursuant to Sections 6.4 and 7.3) as the Trustee may determine in its discretion. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to any particular series, sub-trust or sub-account shall be enforced only against the assets of such series, sub-trust or sub-account and not against the Trust Property generally.

2.5. Legal Title. Legal title to all the Trust Property shall as far as may be practicable be vested in the name of the Trust, which name shall refer to the Trustee in its capacity as Trustee, and not individually or personally, and shall not refer to the officers, agents, employees or the Beneficial Owners of the Trust or of the Trustee, provided that the Trustee shall have power to cause legal title to any Trust Property to be held by or in the name of one or more custodians, subcustodians, securities depositories or their respective nominees.

2.6. Sole Trustee: Term of Office. The Trustee shall qualify in all respects as a trustee under the New Hampshire Investment Trust Act and shall serve as the sole trustee of the Trust. The Trustee shall hold office during the duration of the Trust and until the earlier of (a) its termination as provided in this Declaration or (b) the effectiveness of its Trustee’s resignation. The Trustee may resign such office at any time (without need for prior or subsequent accounting) by notice in writing to the Beneficial Owners, such resignation to take effect upon the appointment of successor Trustee of one or more Persons which qualify in all respects as trustees under the New Hampshire Investment Trust Act and the written acceptance of such appointment by each successor (including written agreement to be bound by the terms of this Declaration).

2.7. No Bond Required. The Trustee shall not be obliged to give any bond or other security for the performance of any of its duties hereunder.

2.8. Reliance on Experts and Others. The Trustee and each officer, employee and agent of the Trust (including without limitation the Investment Manager and the Custodian) shall, in the performance of its duties, be fully and completely justified and protected by relying in good faith upon the books of account or other records of the Trust, or upon reports made to the Trustee by (a) any of the officers or employees of the Trust, (b) the Investment Manager, the Custodian, depositories or pricing agents of the Trust, or (c) any accountants, attorneys or appraisers or other agents, experts or consultants selected with reasonable care by the Trustee, regardless of whether any such agent, expert or consultant may also be a Trustee. The Trustee, officers, employees and agents of the Trust may take advice of counsel with respect to the meaning and operation of this Declaration, and shall be under no liability for any act or

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omission in accordance with such advice or for failing to follow such advice. The exercise by the Trustee of its powers and discretion hereunder and the construction in good faith by the Trustee of the meaning or effect of any provisions of this Declaration shall be binding upon everyone interested.

2.9. Protection of Officers and Employees of the Trustee. The employees and officers of the Trustee (and the Investment Manager and Custodian) shall be entitled to the same benefits as to which the Trustee is entitled pursuant to Sections 2.8, 4.1, 4.2 and 4.4 hereof.

ARTICLE III

CONTRACTS

3.1. Management Contract. Without limiting the powers set forth in Section 2.1 hereof, the Trustee may from time to time, cause the Trust to enter into an investment advisory or management contract with State Street or any of its Affiliates (the “Investment Manager”) pursuant to which such Investment Manager shall agree to make investment decisions or recommendations and administer the Trust Property and the business operations of the Trust in accordance with this Declaration and the policies of the Trust described in Schedule A. The acts and services of the Investment Manager shall be performed upon such basis of compensation as may be agreed upon by the Trustee and the Investment Manager. Such contract shall contain such other terms and conditions not inconsistent with the provisions of this Declaration and applicable law, as the Trustee may in its discretion determine.

3.2. Custodian Agreement. Without limiting the powers set forth in Section 2.1 hereof, the Trustee may employ State Street or any of its Affiliates as custodian for the Trust (the “Custodian”) to hold all or part of the Trust Property pursuant to a custodian agreement. The acts and services of the Custodian shall be performed upon such basis of compensation as may be agreed upon by the Trustee and the Custodian. Such contract shall contain such other terms and conditions not inconsistent with the provisions of this Declaration and applicable law, as the Trustee may in its discretion determine.

3.3. Affiliations of Beneficial Owners, Trustee, Officers and Others. The fact that any Beneficial Owner or any trustee, director, officer, employee or agent of the Trust or Trustee is a shareholder, member, director, officer, partner, trustee, employee, manager, adviser, affiliate or distributor of or for any Person or of or for any parent or Affiliate of any Person with which an investment advisory, custodian, depository, pricing agent, disbursing agent or similar agency contract may have been

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or may hereafter be made, or that any such Person, or any parent or affiliate thereof, has any other interest in the Trust, or that any such Person also has any one or more similar contracts with one or more other such Persons, or has other businesses or interests, shall not affect the validity of any such contract (including without limitation any fees or other compensation thereunder) made or that may hereafter be made with the Trustee or disqualify a Beneficial Owner or any Trustee, officer, employee or agent of the Trust or Trustee from executing the same or create any liability or accountability to the Trustee, the Trust or the Beneficial Owners.

ARTICLE IV

LIMITATION OF LIABILITY: INDEMNIFICATION

4.1. Limitation of Personal Liability of Trustee, Officers, Employees and Other Agents.

(a) No Trustee, officer, employee or agent of the Trust (including without limitation the Investment Manager and the Custodian) shall have the power to bind any other Trustee, officer, employee, or agent of the Trust personally. Each Trustee, officer, employee, and agent of the Trust, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the Trust, shall be deemed to be acting as Trustee, officer, employee, or agent of the Trust and not in his own individual capacity. Except as provided otherwise in section 4.1(b), no such Trustee, officer, employee, or agent of the Trust shall be personally liable to any Person for any debt, claim, action, demand, suit, proceeding, judgment, decree, liability, or obligation of any kind against or with respect to the Trust arising out of any action taken or omitted by, for or on behalf of the Trust; and all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust.

(b) The Trustee accepts the Trust hereby created and agrees to perform its duties hereunder with respect to the same but only upon the terms of this Declaration. The Trustee and each officer, employee or agent of the Trust (including without limitation the Investment Manager and the Custodian) shall not be personally liable under any circumstances, except for its own willful misconduct, gross negligence or reckless disregard of its duties hereunder. The Trustee shall not be personally liable for or in respect of the validity or sufficiency of this Declaration. No provision of this Declaration shall require the Trustee or any agent of the Trust to expend or risk its personal funds or otherwise incur any financial liability in the performance of any of its rights or powers hereunder, if the Trustee or any agent of

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the Trust shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured or provided to it.

(c) The Trustee shall not incur liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, certificate, report, opinion, bond or other document or paper believed by it to be genuine and believed by it to be signed by the proper party or parties. The Trustee may accept a certified copy of a resolution of the board of directors or other governing body of any Person as conclusive evidence that such resolution has been duly adopted by such Person and that the same is in full force and effect. As to any fact or matter the manner of ascertainment of which is not specifically prescribed herein, the Trustee may for all purposes hereof rely on a certificate, signed by the president or any vice president or by the treasurer or any secretary or assistant secretary (or by any individual occupying any comparable office) of the relevant party, as to such fact or matter, and such certificate shall constitute full protection to the Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon.

(d) In the exercise or administration of the Trust hereunder, the Trustee (i) may act directly or, at the expense of the Trust, through agents, including attorneys, pursuant to agreements entered into with any of them, and the Trustee shall not be liable for the neglect, default or misconduct of such agents, including attorneys, if such agents shall have been selected by the Trustee with reasonable care; and (ii) may, at the expense of the Trust, consult with counsel, accountants and other skilled persons to be selected with reasonable care and employed by it, and the Trustee shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such accountants or other skilled persons or for anything done, suffered or omitted on advice of counsel in accordance with Section 2.8.

(e) In accepting the Trust hereby created the Trustee acts solely as a trustee hereunder and not in its individual capacity.

4.2. Indemnification of Trustees, Officers and Others.

(a) Each Trustee, officer, employee or other agent of the Trust, (including Persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise and including without limitation the Investment Manager and the Custodian) and their respective successors, assigns, agents and servants shall be entitled to be indemnified from the Trust Property from and against any and all liabilities,

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obligations, losses, damages, taxes (other than taxes based on fees, compensation or commissions received by it in connection with the administration of the Trust or the Trust Property), claims, actions, suits, costs, expenses and disbursements (including legal and accounting fees and expenses) of any kind and nature whatsoever (collectively, “Expenses”) which may be imposed on, incurred by or asserted at any time against such Person (whether or not indemnified against by other parties) in any way related to or arising out of this Declaration, the administration of the Trust Property or the action or inaction of such Person hereunder, except that no such Person shall be entitled to indemnity for Expenses arising or resulting from its own willful misconduct, gross negligence or reckless disregard of its duties hereunder. The indemnities contained in this Section 4.2 shall survive the termination of this Declaration.

(b) The Trustee shall have a lien on the Trust Property for any compensation or expenses and indemnity due hereunder. Such lien shall continue notwithstanding the distribution of such Trust Property in accordance with Section 8.1(c).

(c) Any amounts paid to the Trustee from the Trust Property pursuant to this Section 4.2 shall be deemed not to be part of the Trust Property immediately after such payment.

4.3. Indemnification of Beneficial Owners. In case any Beneficial Owner (or former Beneficial Owner) of the Trust shall be charged or held to be personally liable for any obligation or liability of the Trust solely by reason of being or having been a Beneficial Owner and not because of such Beneficial Owner’s acts or omissions or for some other reason, said Trust (upon proper and timely request by the Beneficial Owner) shall assume the defense against such charge and satisfy any judgment thereon, and the Beneficial Owner or former Beneficial Owner (or his heirs, executors, administrators or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall (assuming proper and timely written notification to the Trustee of the potential liability) be entitled out of the Trust Property to be held harmless from and indemnified against all liabilities, obligations, losses, damages, expenses and disbursements, (including legal and accounting fees which have first been approved by the Trustee as reasonable), arising from such liability. The indemnification contained in this Section 4.3 shall survive the termination of this Declaration and any Beneficial Owner entitled to indemnification hereunder shall have a claim against the Trust Property notwithstanding its distribution in accordance with Section 8.1(c).

4.4. Advance Payment of Expenses. The Trust shall be permitted to advance funds to any Trustee, Beneficial Owner, officer, employee or agent of the Trust (including without

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limitation the Investment Manager and the Custodian) for legal expenses and other costs incurred as a result of a legal action to which it is entitled to indemnification pursuant to Sections 4.2 or 4.3, if, in the case of an advance to a Trustee, officer, employee or agent, such Person agrees in writing to repay the advanced funds to the Trust in cases in which it is subsequently determined that such Person is not entitled to indemnification pursuant to Section 4.2 and 4.3 hereof.

ARTICLE V

UNITS

5.1. Description of Units. The beneficial interest in the Trust shall be divided into Units, all without par value. Each Unit shall be identical in all respects with every other Unit and shall represent an undivided beneficial interest in the Trust Property; provided, however, that a fractional Unit shall carry proportionately all the rights and obligations of a Unit of the Trust, including rights and obligations with respect to receipt of distributions, redemption of Units and liquidation of the Trust. The Trustee may from time to time divide the Units of the Trust into a greater number of Units of lesser value or decrease the number of Units of the Trust into a lesser number of Units of greater value, provided that the proportionate interest of each Beneficial Owner in the Trust shall not thereby be changed. The Trust shall have authority to issue an unlimited number of Units (including fractional Units); and the Trustee may issue Units at any time and from time to time for such consideration and on such terms consistent with this Declaration as it may determine all without action or approval of the Beneficial Owners. All Units when so issued on the terms determined by the Trustee shall be fully paid and non-assessable.

5.2. Eligibility for Participation. The Trustee may, in its sole discretion, establish eligibility requirements for admission of an investor as a Beneficial Owner and refuse to admit any investor which fails to satisfy such eligibility requirements. The Trustee may, in its sole discretion, accept from an investor as consideration cash or other property valued at Fair Market Value or both. The Trustee may, in its sole discretion, refuse to accept an investment in the Trust from any Person.

5.3. Contributions to the Trust. Unless otherwise determined by the Trustee, any person by whom or on whose behalf a contribution is made to the Trust shall become a Beneficial Owner with all the rights, privileges and obligations thereof (including without limitation receipt of distributions pursuant to Section 6.3 and Section 6.4, to the extent applicable, and tax allocations pursuant to Article VII) on the Business Day, and to

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the extent, that the Trustee receives immediately available funds attributable to such contribution.

5.4. Maintenance of Record Books. No certificates representing Units need be issued, but the Trustee shall maintain a record book which shall record the number of Units allocated to each Beneficial Owner. The record books of the Trust as kept by the Trustee or any transfer or similar agent, as the case may be, shall be conclusive as to who are the Beneficial Owners and as to the number of Units held from time to time by each such Beneficial Owner.

5.5. Redemption of Units.

(a) The Trust shall be required at such times as may be permitted by the Trustee, but no less frequently than as of the close of business on each Business Day, to redeem all or any part of the Units of each Beneficial Owner, at a redemption price equal to the then current Net Asset Value per Unit, determined in accordance with Article VI. Payment of the redemption price shall be made by the Trust on the Business Day on which Units are redeemed; provided, however, that the Trustee may delay such payment for not more than seven (7) days if the Trustee determines that such delay is reasonably necessary to prevent such redemption from having a material adverse impact on the Trust and/or the remaining Beneficial Owners.                      In no event shall the Trust or Trustee be liable to a Beneficial Owner for interest on the proceeds of any redemption. Notwithstanding any other provision in this Section 5.5 to the contrary, in accordance with Section 6.5, the Trustee may suspend the right of Beneficial Owners to receive redemptions of Units.

(b) Unless otherwise determined by the Trustee, each Unit shall be deemed to be redeemed for all purposes (including without limitation distributions pursuant to Section 6.3 and Section 6.4, to the extent applicable, and tax allocations pursuant to Article VII) as of the close of business on the Valuation Date immediately preceding the Business Day on which the Trust makes payment out of the Trust Property pursuant to a redemption request with respect to such Unit.

5.6. No Voting Rights. Beneficial Owners shall have no right to amend or terminate this Declaration of Trust or to appoint, select, vote for or remove the Trustee or its agents (including without limitation the Investment Manager and the Custodian) or to otherwise participate in the business decisions of the Trust or otherwise in connection with the Trust Property.

5.7. Rights of the Beneficial Owners. The ownership of the Trust Property and the right to conduct the business described in this Declaration are vested exclusively in the Trustee, and the

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Beneficial Owners shall have no interest therein other than the beneficial interest conferred by this Declaration.

5.8. Status of Units and Limitation of Personal Liability. Units shall be deemed to be personal property giving only the rights provided in this instrument. Every Beneficial Owner by virtue of having become a Beneficial Owner shall be held to have expressly assented and agreed to the terms hereof and to have become a party hereto. The Beneficial Owners shall be entitled to the same limitation of liability extended to stockholders of a business corporation. Ownership of Units shall not entitle the Beneficial Owner to any title in or to the whole or any part of the Trust property or right to call for a partition or division of the same or for an accounting. Neither the Trust nor the Trustee, nor any officer, employee or agent of the Trust shall have any power to bind personally any Beneficial Owner, nor, except as specifically provided herein, to call upon any Beneficial Owner for the payment of any sum of money or assessment whatsoever other than such as the Beneficial Owner may at any time personally agree to pay.

5.9. Distributions. The Trustee shall have the right to declare and, simultaneously or at any other time in the Trustee’s reasonable discretion, to pay distributions on Units from the Trust Property from time to time. Subject to the provisions of Sections 2.3 and 2.4 hereof, such distributions shall be made to the Beneficial Owners in accordance with their Percentage Interest at the date and time of record established for the payment of such distributions.

5.10. Withholding. The Trust shall at all times be entitled to make payments with respect to any Beneficial Owner in amounts sufficient to discharge any obligation of the Trust to withhold or make payments to any governmental authority with respect to any foreign, federal, state or local tax liability of such Beneficial Owner arising as a result of such Beneficial Owner’s interest in the Trust. Except in the event that such obligation arises with respect to a distribution pursuant to Section 5.9, each such payment shall be deemed to be a loan by the Trust to such Beneficial Owner and shall not be deemed to be a distribution to such Beneficial Owner. The amount of such payments made with respect to such Beneficial Owner, plus interest on each such amount from the date of each such payment until such amount is repaid to the Trust at an interest rate per annum equal to the base rate on corporate loans at large U.S. money center commercial banks (as reported by The Wall Street Journal), shall be repaid to the Trust by (a) deduction from any distributions made, or redemption proceeds paid, to such Beneficial Owner pursuant to this Agreement or (b) earlier payment by such Beneficial Owner to the Trust, in each case as determined by the Trustee in its discretion.

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5.11. Non-Transferability of Units. The beneficial interest in the Trust of a Beneficial Owner shall be non-transferable and any purported transfer shall be void and of no effect and the Trustee, officers, employees and agents of the Trust shall not be entitled or required to recognize any legal, equitable or other claim or interest in the Trust on the part of any such purported transferee, whether or not any of them shall have express or other notice of such claim or interest. In addition, the Units have not been, and are not expected to be, registered under federal or state securities laws.

ARTICLE VI

VALUATION

6.1. By Whom Determined. The Trustee shall have the power and duty to determine from time to time the Net Asset Value of the Trust and may appoint one or more Persons to assist it in the determination of the value of securities and to make the actual calculations pursuant to its directions. The Net Asset Value of the Trust shall be determined as set forth in Section 6.3 and any determination made pursuant to this Article VI shall be binding on all parties concerned.

6.2. When Determined. The Net Asset Value of the Trust shall be determined as of the close of business on each Business Day and on such other dates and at such other times as may be required for any purpose determined by the Trustee. Any such date on which the Net Asset Value of the Trust is determined shall be referred to as a Valuation Date.

6.3. Valuation of Units. At the inception of the Trust, the value of each Unit of the Trust shall be deemed to be one dollar ($1.00) and, thereafter, the value of each Unit shall be determined in accordance with the following provisions of this Section 6.3. As of the close of business on each Valuation Date, (a) (i) with respect to securities issued by management investment companies, such securities shall be valued at the then-current net asset value, and (ii) with respect to all other securities, principal shall be valued at the Trust’s acquisition cost adjusted for amortization of premiums and accretion of discounts, and (b) in either case, net income (as determined by the Trustee in its reasonable discretion in accordance with uniform rules which are intended to account for charges, expenses and taxes payable by the Trust, to establish and maintain a Yield Reserve in the discretion of the Trustee and, to the extent practicable, to preserve the Unit value of the Trust at one dollar ($1.00) or such other constant amount as the Trustee may specify to the Beneficial Owners from time to time) shall be allocated among the Beneficial Owners in proportion to the number of Units of each Beneficial Owner in the Trust and shall be

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distributed on behalf of each such Beneficial Owner; provided, however, that the Trustee may determine in its reasonable discretion that such valuation may result in a material dilution or other unfair result to the Beneficial Owners, and in such event the Trustee reserves the right to adjust such valuation or take other action that it deems appropriate to eliminate or reduce to the extent reasonably practicable such dilution or other unfair result; provided, further, that the Trustee may determine in its reasonable discretion from time to time that preserving the Unit value of the Trust at a constant amount is impracticable and may allow such value to fluctuate.

6.4 Special Allocations With Respect to Term Loans. Notwithstanding the provisions of Section 6.3, allocations of net income with respect to Term Loan Contributions shall be specially made pursuant to this Section 6.4. As of the close of business on each Valuation Date, items of income and expense attributable to the investment of each Term Loan Contribution shall be specially allocated to each Beneficial Owner by whom or on whose behalf such Term Loan Contribution was made in proportion to their respective Term Loan Contributions with respect to such term Loan. The amount of any distribution to or on behalf of each such Beneficial Owner on such Valuation Date pursuant to Section 6.3 shall be increased or decreased, as the case may be, by any allocation made pursuant to this Section 6.4; provided, however, that the Trustee shall have authority in its reasonable discretion (a) to establish and maintain a special reserve account with respect to each Term Loan Contribution by serving and setting aside a portion of the income determined pursuant to this Section 6.4 and (b) to draw down upon such special reserve account from time to time in its discretion for the purposes of maintaining the effective yield with respect to such Term Loan Contribution over time and/or making supplemental distributions from time to time with respect to such Term Loan Contribution. The balance of the special reserve account provided for under this Section 6.4, if any, remaining upon termination of the applicable term loan shall be distributed to the Beneficial Owners in proportion to their respective Term Loan Contributions with respect to such term loan.

6.5. Suspension of Valuations and Redemptions. Notwithstanding anything to the contrary in this Declaration, the Trustee may suspend the valuation of the assets or Units of the Trust pursuant to this Article VI and/or the right or obligation to redeem Units from the Trust in accordance with Article V for the whole or any part of any period when (a) any market or exchange on which a significant portion of the investments of the Trust are quoted is closed (other than for ordinary holidays) or during which dealings therein are restricted or suspended; (b) there exists any state of affairs which, in the reasonable opinion of the Trustee, constitutes an emergency as a result of which disposition of the assets of the Trust would not be

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reasonably practicable or would be seriously prejudicial to the Beneficial Owners; (c) there has been a breakdown in the means of communication, or in any software and/or hardware systems, normally employed in determining the price or value of any of the investments of the Trust, or of current prices on any market or exchange on which a significant portion of the investments of the Trust are quoted, or when for any reason the prices or values of any investments owned by the Trust cannot reasonably be promptly and accurately ascertained; or (d) the transfer of funds involved in the realization or acquisition of any investment cannot, in the reasonable opinion of the Trustee, be effected at normal rates of exchange.

ARTICLE VII

ALLOCATIONS

7.1. Daily Allocations. As of the close of business on each Valuation Date, the Trustee shall determine the Trust’s items of income, gain, deduction and loss for the Accounting Period ending with such Valuation Date, using the interim closing of the books method. Such items shall be allocated among the Beneficial Owners as follows:

(a) First, items of income and gain shall be credited to the Yield Reserve Account in such amounts as are necessary so that the balance of the Yield Reserve Account equals the amount of the Yield Reserve (determined as of the close of the Accounting Period and taking into account any withdrawals from the Yield Reserve during the Accounting Period), as reasonably determined by the Trustee. Items credited to the Yield Reserve Account shall be allocated pursuant to Section 7.2 rather than this Section 7.1.

(b) Second, remaining items of income, gain, deduction and loss for the Accounting Period shall be allocated among the Beneficial Owners in proportion to their relative Percentage Interests as of the beginning of the Accounting Period (i.e., their relative Percentage Interests for such Accounting Period as determined prior to any distributions or contributions for such Accounting Period or any additions to or redemptions from the Trust occurring during the Accounting Period).

7.2 Allocations from Yield Reserve Account. Items of income and gain credited to the Yield Reserve Account pursuant to Section 7.1(a) shall be allocated among the Beneficial Owners as follows:

(a) First, at such times that the Yield Reserve is drawn down and amounts therein are credited for the benefit of particular Beneficial Owners during the taxable year, income and

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gain shall be allocated to each such Beneficial Owner in the amount of the Yield Reserve credited to the benefit of such Beneficial Owner.

(b) Second, any remaining items of income and gain as of the end of the taxable year shall be allocated in the same manner as the distribution of the balance (if any) of the Yield Reserve at the end of the taxable year.

7.3. Special Allocations with Respect to Term Loans. Notwithstanding the provisions of Sections 7.1 and 7.2, allocations of items of income, gain, deduction and loss with respect to Term Loan Contributions shall be specially allocated pursuant to this Section 7.3. Items of income and deduction attributable to the investment of each Term Loan Contribution (excluding any such items attributable to fluctuations in the value of the assets purchased with such contribution or any gain or loss attributable to the disposition of such assets) shall be specially allocated to the Beneficial Owner by whom or on whose behalf such Term Loan Contribution was made. Items attributable to fluctuations in the value of the assets purchased with the Term Loan Contribution and gain or loss attributable to the disposition of such assets shall be allocated pursuant to Sections 7.1 and 7.2.

7.4. Accounting Conventions. To the extent possible, items of income, gain, deduction and loss for federal income tax purposes shall be allocated in such a manner so as to result in annual tax allocations to each Beneficial Owner of an amount of net income (or loss) equal to the Beneficial Owner’s net return on its investment in the Trust for such year. The Trustee may amend the allocation provisions in this Article VII and adopt such accounting or other conventions as it determines are necessary for the tax allocations to reflect accurately the economic arrangement of the Beneficial Owners or to comply with the requirements of the Code.

ARTICLE VIII

DURATION AND TERMINATION OF TRUST: AMENDMENT: REORGANIZATION

8.1. Duration and Termination.

(a) The Trust shall terminate upon (i) the Incapacity of any of the Major Beneficial Owners, provided that the Trust shall not terminate and shall continue if within thirty (30) days of written notice of such Incapacity by the Trustee to all Beneficial Owners (other than any Major Beneficial Owner which is incapacitated), such Beneficial Owners unanimously agree to continue the Trust, or (ii) the election of the Trustee, in its discretion upon sixty (60) days’ prior written notice of such

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election to the Beneficial Owners. Each Beneficial Owner shall notify the Trust promptly in the event of its Incapacity and the Trustee shall notify all other Beneficial Owners promptly upon receipt of such notice. Upon the termination of the Trust:

(A) the Trust shall carry on no business except for the purpose of winding up its affairs;

(B) the Trustee shall proceed to wind up the affairs of the Trust and all of the powers of the Trustee under this Declaration shall continue until the affairs of the Trust shall have been wound up, including the power to fulfill or discharge the contracts of the Trust, collect its assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining Trust Property to one or more persons at public or private sale for consideration which may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities, and do all other acts appropriate to liquidate its business; and

(C) after paying or adequately providing for the payment of all liabilities, including the establishment of reserves, and upon receipt of such releases, indemnities and refunding agreements as the Trustee deems necessary for the protection of the Trust, Trustee or Beneficial Owners, all remaining assets shall be distributed among the Beneficial Owners in accordance with their Percentage Interest as recorded on the books of the Trust after the Units are properly tendered for redemption as determined by the Trustee.

(b) After termination of the Trust and distribution of the remaining assets as herein provided, the Trustee shall execute and lodge among the records of the Trust an instrument in writing setting forth the facts of such termination and shall execute and file with the New Hampshire Secretary of State a certificate of cancellation pursuant to the New Hampshire Investment Trust Act, whereupon the Trustee shall be discharged from all further liabilities and duties hereunder, and the rights and interests of the Beneficial Owners shall thereupon cease.

8.2. Amendment Procedure. All rights granted to the Beneficial Owners under this Declaration of Trust are granted subject to the reservation of the right of the Trustee to amend this Declaration of Trust as herein provided. This Declaration (including the policies attached as Schedule A) may be amended from time to time by an instrument in writing signed by the Trustee and delivered to each Beneficial Owner at least ten (10) days prior to the effective date of such amendment; provided, that nothing contained in this Declaration shall permit the amendment of this Declaration to impair the exemption from

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personal liability of the Beneficial Owners, the Trustee, officers, employees and agents of the Trust or Trustee or to permit assessments upon the Beneficial Owners.

ARTICLE IX

REPORTS TO BENEFICIAL OWNERS

9.1. Reports. The Trustee shall annually submit to each Beneficial Owner, or an agent appointed by such Beneficial Owner for such purpose, financial statements and a report thereon of independent public accountants and shall submit on a quarterly basis such reports as may be required by Regulation H of the Federal Reserve Board to each Beneficial Owner during such quarter, or an agent appointed by such Beneficial Owner for such purpose.

9.2. Inspection of Property, Books and Records. The Trustee shall permit representatives of any Beneficial Owner at the Beneficial Owner’s expense to visit and inspect any of the Trust’s properties, to examine and make abstracts from any of the Trust’s books and records and to discuss the Trust’s affairs, finances and accounts with the Trustee and the Trust’s independent public accountants, all at such reasonable times and as often as may be reasonably desired.

ARTICLE X

MISCELLANEOUS

10.1. Governing Law. The Trust set forth in this Declaration is created under, and shall be governed by and construed and administered in accordance with, the laws of the State of New Hampshire.

10.2. Reliance by Third Parties. Any certificate executed by an individual who, according to the records of the Trustee, appears to be an authorized officer of the Trustee, certifying to: (a) the due authorization of the execution of any instrument or writing, (b) the form of any resolution passed by the Trustee, (c) the identity of any officers elected by the Trustee or (d) the existence of any fact or facts which in any manner relate to the affairs of the Trust, shall be conclusive evidence as to the matters so certified in favor of any Person dealing with the Trustee and its successors.

10.3. Severability. Any provision of this Declaration which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the

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remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. There shall be substituted for such provision so rendered ineffective a provision which, as far as legally possible, most nearly reflects the intent of the parties hereto.

10.4. Offices of the Trust. The Trust shall have and maintain a registered office in the State of New Hampshire at 2 Wall Street, Manchester, New Hampshire 03101, and shall continue to maintain an office at such address unless changed by the Trustee to another location within the State of New Hampshire. The Trust may maintain other offices within or without the State of New Hampshire as the Trustee may from time to time determine. The original, or a copy, of this Declaration, and any amendment or supplement hereto, shall be kept at the registered office of the Trust in the State of New Hampshire where it may be inspected by the Beneficial Owners in accordance with Section 9.2.

10.5. Agent for Service of Process. State Street Bank and Trust Company of New Hampshire, N.A. is hereby designated as the registered agent for service of process.

10.6. Section Headings; Interpretation. Section headings in this Declaration are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof. All expressions such as “hereof,” “herein” and “hereunder” shall be deemed to refer to this Declaration and not exclusively to the Article or Section in which such words appear.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 29th day of December, 1993.

STATE STREET BANK AND TRUST COMPANY OF NEW HAMPSHIRE, N.A.

By:	/s/ Kerry J. Ollen
Name: Kerry J. Ollen
Title: Vice President & Managing Director

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STATE OF NEW HAMPSHIRE

COUNTY OF , ss.	December 29, 1993

Then personally appeared in the county of                      in the State of New Hampshire the above-named Kerry Ollen, as Vice President & Managing Director of State Street Bank and Trust Company of New Hampshire, N.A., and acknowledged the foregoing instrument to be his free act and deed, before me.

Notary Public
My Commission Expires: 11/8/98

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SECURITIES LENDING QUALITY TRUST

FIRST AMENDMENT

TO THE

AMENDED AND RESTATED DECLARATION OF TRUST

First amendment to the Amended and Restated Declaration of Trust of the Securities Lending Quality Trust (the “Trust”), dated December 29, 1993 (the “Declaration”), by State Street Bank and Trust Company of New Hampshire, N.A., a trust company organized as a national bank (the “Trustee”).

WITNESSETH

WHEREAS, the Trustee established a New Hampshire investment trust under an initial declaration of trust, dated November 20, 1992 (the “Initial Declaration”), for the investment and reinvestment of money and other property contributed thereto by or on behalf of the beneficial owners under the securities lending program of State Street Bank and Trust Company, an affiliate of the Trustee;

WHEREAS, the Trustee subsequently amended and restated the Initial Declaration into the Declaration;

WHEREAS, Section 8.2 of the Declaration provides that the Declaration may be amended by an instrument signed by the Trustee and delivered to each beneficial owner at least 10 days prior to the effective date of such amendment; and

WHEREAS, The Trustee desires to amend the Declaration to give the Trustee the ability to amend the Declaration or reorganize the Trust without approval of, or notice to the beneficial owners where such amendment or reorganization does not change the investment policies or adversely affect the value of any beneficial owner’s interest in the Trust and to allow for the payment of redemption proceeds in kind at the discretion of the Trustee;

NOW THEREFORE, the Trustee hereby amends the Declaration, effective immediately as follows:

1. Section 5.5 is amended by deleting the phrase “in cash” from the second sentence of paragraph (a) thereof and by inserting after such second sentence the new sentence “Payment of the redemption price to any Beneficial Owner shall be made in cash, property or any combination of cash and property as determined by the Trustee in its sole discretion.”

2. Sections 8.2 is amended by deleting it in its entirety and inserting in its place new Sections 8.2 and 8.3 to read as follows:

“8.2. Amendment Procedure. All rights granted to the Beneficial Owners under this Declaration of Trust are granted subject to the reservation of the right of the Trustee to amend this Declaration of Trust as herein provided. This Declaration may be amended from time to time by an instrument in writing signed by the Trustee. Provided, however, that any amendment that changes the policies attached as Schedule A or that would have a material adverse affect on the rights or interests of the Beneficial Owners in the Trust will only be effective if delivered to each Beneficial Owner at least ten (10) days prior to the effective date of such amendment, and such amendment may provide for its prospective, current, or retroactive effect as determined in the sole discretion of the Trustee. Notwithstanding the foregoing, nothing contained in this Declaration shall permit the amendment of this Declaration to impair the exemption from personal liability of the Beneficial Owners, the Trustee, officers, employees and agents of the Trust or Trustee or to permit assessments upon the Beneficial Owners.

8.3 Reorganization. Pursuant to an agreement of merger or consolidation, the Trust may merge or consolidate with or into one or more New Hampshire investment trusts or other investment entities formed or organized or existing under the laws of any state or the United States or any foreign country or other foreign jurisdiction, with the Trust or other New Hampshire investment trust or other investment entity, as the agreement shall provide, being the surviving or resulting New Hampshire investment trust or other investment entity. Such a merger or consolidation shall be approved by the Trustee but no approval of the Beneficial Owners shall be required as long as such Beneficial Owners receive interests in the merged or consolidated entity with the same value as the value of their Shares immediately prior to the merger or consolidation and there is no material difference in the investment policies of the Trust as set out in Schedule A and those of the surviving entity (as determined by the Trustee in good faith). If the value of the interests received would be less than the value of the Shares immediately prior to the merger or consolidation or there is a material difference in the investment policies of the surviving entity (as determined by the Trustee in good faith), then any such merger or consolidation shall not take effect until the Beneficial Owners have received not less than ten (10) days’ prior written notice of such proposed merger or consolidation. In connection with a merger or consolidation hereunder, rights or securities of, or interests in, a New Hampshire investment trust or other investment entity which is a constituent party to the merger or consolidation may be exchanged for or converted into cash, property, rights or securities of, or interests in, the surviving or resulting New Hampshire investment trust or other investment entity or, in addition to or in lieu thereof, may be exchanged for or converted into cash, property, rights or securities of, or interests in, a New Hampshire investment trust or other investment entity which is not the surviving or resulting New Hampshire investment trust or other investment entity in the merger or consolidation.”

The Declaration shall remain the same in all other respects.

Defined terms herein shall have the same meaning as in the Declaration.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 23rd day of April, 1999.

STATE STREET BANK AND TRUST COMPANY OF NEW HAMPSHIRE, N.A.

By:	/s/ Kerry J. Ollen
Name: Kerry J. Ollen
Title: President

Exhibit A: Tab B

STATE STREET BANK AND TRUST COMPANY

QUALITY FUNDS FOR SHORT-TERM INVESTMENT

Amended and Restated

Declaration of Trust

(Dated as of May 26, 2009)

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  LIBB/1644718.3

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6.04	Audits and Reports	12
6.05	Expenses and Fees	12
6.06	Mailing of Notices, Accounts, and Reports	12
6.07	Reliance on Authority of Trustee	12

Article VII Amendment, Termination and Merger		13
7.01	Amendment	13
7.02	Termination	13
7.03	Merger	13

Article VIII Liquidating Accounts and Dedicated Accounts		13
8.01	Establishments	13
8.02	Powers and Duties of Trustee	14
8.03	Limitation on Investments of Further Money in Liquidating Accounts	14
8.04	Distributions	14
8.05	Effect of Establishing Liquidating Accounts and Dedicated Accounts	14
8.06	Fees and Expenses	14

Article IX Miscellaneous		15
9.01	Spendthrift Provision	15
9.02	Judicial Proceedings Involving the Pooled Trust	15
9.03	Successors and Assigns	15
9.04	Controlling Law	15
9.05	Construction of Terms and Interpretation of Declaration	15
9.06	References	16
9.07	Captions	16
9.08	Exercise of Discretion	16
9.09	Severability of Provisions	16

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STATE STREET BANK AND TRUST COMPANY

QUALITY FUNDS FOR SHORT-TERM INVESTMENT

Amended and Restated Declaration of Trust

STATE STREET BANK AND TRUST COMPANY, by that certain Declaration of Trust, established, effective as of January 25, 1995 a trust shown as the “STATE STREET BANK AND TRUST COMPANY QUALITY FUNDS FOR SHORT-TERM INVESTMENT” (the “Initial Declaration”). The Trustee (defined below) hereby amends and restates in its entirety said Initial Declaration, by this ended and Restated Declaration of Trust, effective as of May 26, 2009, establishing the “STATE STREET BANK AND TRUST COMPANY QUALITY FUNDS FOR SHORT-TERM INVESTMENT.” The Trustee hereby declares that it will hold, administer, invest, reinvest, and deal with all money and property received or purchased by it as trustee hereunder upon the terms and conditions set forth herein.

ARTICLE I

Definitions

1.01 “Business Day” means any day on which the New York Stock Exchange is open for trading and on which the Trustee’s principal office is open for business. Any other reference in this Amended and Restated Declaration of Trust to a “day,” “week,” “quarter,” or “year” shall mean, respectively, a calendar day, a calendar week, a calendar quarter, or a calendar year.

1.02 “Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time, and any regulations promulgated thereunder.

1.03 “Declaration” and “Declaration of Trust” hereafter means this Amended and Restated Declaration of Trust, as amended from time to time.

1.04 “Fiscal Year” means the fiscal year of the Pooled Trust, being the twelve (12) months ending on December 31 of each year.

1.05 “Fund” means one of the separate investment funds established under the Pooled Trust pursuant to Section 2.02 of this Declaration.

1.06 “Fund Declaration” means the declaration establishing a Fund and setting forth provisions relating specifically to that Fund.

1.07 “Participating Investor” means any Qualified Investor that has made a deposit in the Pooled Trust and has a beneficial interest in the Pooled Trust.

1.08 “Pooled Trust” means the State Street Bank and Trust Company Quality Funds for Short-Term Investment.

1.09 “Qualified Investor” means any of the following with respect to which State Street Bank and Trust Company (or any of its affiliates) acts as trustee, investment manager, managing agent, custodian, or agent:

(a) a trust which (i) is a pension, profit sharing, or other employee benefit trust exempt from Federal income taxation under Section 501(a) of the Code by reason of qualifying under Section 401(a) of the Code and (ii) is maintained pursuant to a plan or trust instrument which authorizes it to participate in the Pooled Trust (or in any common, collective, or commingled trust fund) and which specifically or in substance and effect adopts this Declaration of Trust (or the declaration of trust or other governing instrument under which any such common, collective, or commingled trust fund is maintained), as a part of the plan or such trust; or

LIBB/1644718.3

(b) any funds of a governmental plan or unit described in Section 818(a)(6) of the Code which may be included in a group trust pursuant to Section 401(a)(24) of the Code; or

(c) any common, collective, or commingled trust fund, including, without limitation, any such fund maintained by State Street Bank and Trust Company (or any of its affiliates) which (i) consists solely of the assets of trusts and funds described in paragraphs (a) and (b) above, (ii) is exempt from Federal income taxation under Section 501(a) of the Code by reason of qualifying as a “group trust” under Revenue Ruling 81-100, Section 401(a)(24) of the Code, and any other applicable ruling or regulation, and (iii) is maintained pursuant to a trust instrument which authorizes it to participate in the Pooled Trust (or in any common, collective, or commingled trust fund) and which specifically or in substance and effect adopts this Declaration of Trust (or the declaration of trust or other governing instrument under which any such common, collective or commingled trust fund is maintained), as a part thereof; or

(d) a segregated asset account maintained by a life insurance company that consists solely of assets of investors that individually satisfy the requirements of clause (a), (b) and/or (c) above.

Notwithstanding the foregoing, an investor described in (a), (b), (c) or (d) above shall not be a “Qualified Investor” with respect to any Fund unless such investor satisfies the additional criteria (if any) that are set forth in the applicable Fund Declaration, as the same may be amended from time to time.

1.10 “Trustee” means State Street Bank and Trust Company, a trust company organized and existing under the laws of the Commonwealth of Massachusetts.

1.11 “Valuation Date” means the last Business Day of each calendar month and such additional days as the Trustee may, in its sole discretion, designate.

1.12 “Yield Reserve” and “Yield Reserve Account” shall have the meanings set forth in Section 6.02.

ARTICLE II

Introduction

2.01 Purpose of the Pooled Trust. The purpose of the Pooled Trust is to provide a vehicle for the pooling and short-term investment of assets of Qualified Investors which become Participating Investors hereunder. It is intended that the Pooled Trust (and each Fund established hereunder) will be exempt from taxation under Section 501(a) of the Code and will qualify as a “group trust” under Revenue Ruling 81-100, Section 401(a)(24) of the Code, and other applicable Internal Revenue Service rules and regulations.

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2.02 Separate Investment Funds. The Pooled Trust shall consist of such one or more separate investment Funds as are established hereunder (and the accounts established under Article VIII). Each such Fund shall be separately held, managed, administered, valued, invested, reinvested, distributed, accounted for, and otherwise dealt with as a separate trust hereunder. The Trustee shall establish each such investment Fund by its execution of a Fund Declaration with respect to such Fund, setting forth (i) the name of such Fund (ii) the date of its establishment, (iii) any investment objectives, guidelines, or restrictions applicable to such Fund, (iv) and such other special rules as may apply to such Fund. Such Fund Declaration shall be considered a part of this Declaration of Trust, and may be amended by the Trustee as provided in Article VII. Any provision of Articles I through IX of this Declaration of Trust which are not inconsistent with the Fund Declaration shall apply to each Fund. Any provision of a Fund Declaration shall supersede any inconsistent provision of Articles I through IX of this Declaration of Trust; provided that the categories of Qualified Investors may not be expanded beyond those described in Section 1.09, and provided further that Sections 2.04, 5.04, and 9.01 of this Declaration of Trust shall control with respect to all Funds notwithstanding any inconsistent provision in the applicable Fund Declaration.

2.03 Acceptance of Deposits. The Trustee shall accept deposits in the Pooled Trust under this Declaration of Trust only from Qualified Investors. All deposits so accepted together with the income therefrom shall be held, managed, and administered pursuant to this Declaration of Trust. In its sole discretion, the Trustee may establish such rules and procedures as it deems appropriate in determining whether a Qualified Investor may become a Participating Investor and may decide not to accept deposits in the Pooled Trust (or any Fund hereunder) from any Qualified Investor for any reason, including (without limitation) to ensure the Pooled Trust’s (and each Fund’s) compliance with applicable securities laws and regulations.

2.04 Non-Diversion. At no time prior to the satisfaction of all liabilities with respect to the participants or their beneficiaries entitled to benefits from a Participating Investor which is a trust qualified under Section 401(a) of the Code shall any part of the principal or income of the Pooled Trust which equitably belongs to such Participating Investor be used for, or diverted to, purposes other than the exclusive benefit of such participants or their beneficiaries.

ARTICLE III

Operation of the Pooled Trust

3.01 Dealings with the Pooled Trust. All persons extending credit to, contracting with, or having any claim of any type against the Pooled Trust or any Fund hereunder (including, without limitation, contract, tort, and statutory claims) shall look only to the assets of the Pooled Trust (or of such particular Fund, as applicable) for payment under such credit, contract, or-claim. Every note, bond, contract, instrument, certificate, or undertaking, and every other act or thing whatsoever executed or done by or on behalf of the Pooled Trust, any Fund, or the Trustee (acting as Trustee) or any of them in connection with the Pooled Trust shall be conclusively deemed to have been executed or done by or for the Pooled Trust or such Fund or the Trustee, as such, and not personally. Neither the Trustee (nor any of its officers, directors,

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shareholders, partners, employees or agents) nor any Participating Investor (nor any beneficiary, trustee, employee, or agent thereof) nor any other Fund shall be personally liable for any obligation of the Pooled Trust or any particular Fund.

3.02 Management of the Pooled Trust. The Pooled Trust shall be under the exclusive management and control of the Trustee in conformity with the provisions of this Declaration of Trust. The Trustee, from time to time, may invest and reinvest assets of the Pooled Trust in its discretion, subject, however, to the following restrictions and provisions:

(a) Assets of any Fund established under the Pooled Trust shall be invested in accordance with the investment guidelines set forth in, or referred to in the applicable Fund Declaration, as the same may be amended from time to time.

(b) Pending the selection and purchase of suitable investments, or the payment of expenses or anticipated distributions, the Trustee may retain in cash such portion of the Pooled Trust (or any Fund hereunder) as it shall deem reasonable under the circumstances and in light of anticipated expenses of and distributions from the Pooled Trust (or such Fund, as applicable).

(c) The decision of the Trustee shall be conclusive as to whether an investment is of a type that may be purchased for the Pooled Trust under this Declaration of Trust, or any Fund under the applicable Declaration of Trust.

ARTICLE IV

Units of Participation

4.01 Recording of Beneficial Interests. The beneficial interest of each Participating Investor in each Fund hereunder shall be represented by Units in the Funds, each of equal value to every other. Each Unit of a Fund shall represent an undivided proportionate interest in all assets and liabilities of such Fund, and all income, profits, and losses shall be allocated to all Units equally, as provided herein. No certificates of such Units shall be issued, but the Trustee shall keep books in which shall be recorded the number of whole and fractional Units in each Fund standing to the credit of each Participating Investor.

4.02 Valuation of Units.

(a) The value of each Unit of each Fund shall be one dollar ($1.00). As of the close of business on each Valuation Date, all net income and net gains of each Fund (as determined by the Trustee in its reasonable discretion in accordance with uniform rules intended to account for charges and expenses payable by such Fund, to establish and maintain a Yield Reserve in the discretion of the Trustee (if applicable to such Fund), and to the extent practicable, to preserve the Unit value of such Fund at one dollar ($1.00) or such other constant amount as the Trustee may specify to the Participating Investors from time to time) shall be allocated among the Participating Investors in such Fund in proportion to the number of Units of each Participating Investor in such Fund and shall be reinvested on behalf of each such Participating Investor in new Units of such Fund. Notwithstanding the foregoing, the provisions of this Section shall not apply if the Trustee determines that the special circumstances described in Section 4.05 are present and require or permit, as the case may be, application of the rules set forth therein regarding valuation of Units.

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(b) The valuation of each Fund shall be as of the close of business (as determined by the Trustee) on a Valuation Date and shall be completed within ten (10) Business Days following such Valuation Date; provided, however, that if the Trustee cannot reasonably complete such valuation by said time, it shall complete such valuation as soon as reasonably possible thereafter.

4.03 Valuation of Assets. Assets of each Fund shall be valued in accordance with the amortized cost method, using the Fund’s acquisition cost for such assets as adjusted for amortization of premium or accretion of discount; provided that the provisions of this Section shall not apply if the Trustee determines that the special circumstances described in Section 4.05 are present and require or permit, as the case may be, application of the rules set forth therein regarding valuation of assets.

4.04 Suspension of Valuations and Deposit and Withdrawal Rights. Notwithstanding anything to the contrary in this Declaration of Trust, the Trustee may suspend the valuation of the assets or Units of any Fund under the Pooled Trust pursuant to this Article IV, and/or the right to make deposits to and withdrawals from such Fund in accordance with Article V, for the whole or any part of any period when (a) any market or stock exchange on which a significant portion of the value of investments of such Fund are quoted is closed (other than for ordinary holidays) or dealings thereon are restricted or suspended or a closing of any such market or stock exchange or a suspension or restriction of dealings thereon are threatened; (b) there exists any state of affairs which, in the reasonable opinion of the Trustee, constitutes an emergency as a result of which disposition of the assets of such Fund would not be reasonably practicable or would be seriously prejudicial to the Participating Investors; (c) there has been a breakdown in the means of communication normally employed in determining the price or value of any of the investments of such Fund, or of current prices on any stock exchange on which a significant portion of the investments of such Fund are quoted, or when for any reason the prices or values of any investments owned by such Fund cannot reasonably be promptly and accurately ascertained; or (d) the transfer of funds involved in the realization or acquisition of any investment cannot, in the reasonable opinion of the Trustee, be effected at normal rates of exchange.

4.05 Special Circumstances.

(a) Notwithstanding the preceding provisions of this Article or any other provision of this Declaration, the following shall apply in the case of the special circumstances described in this Section. The Trustee may determine in its discretion that application of some or all of other provisions of this Declaration (including, without limitation, the rules relating to valuation of Units at constant unit value and valuation of assets using an amortized cost method) may cause a material dilution or other unfair result to Participating Investors or investors proposing to purchase Units in a Fund, or an adverse impact on any Fund, and in such event the Trustee reserves the right to adjust the valuation of Units or assets of such Fund (for example, by adjusting to fair value the value of some or all of the assets of the Fund, as described in paragraph (b)), or to take such other action that it deems appropriate to eliminate or reduce such

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dilution or other unfair result, to the extent reasonably practicable, including, without limitation, reducing or eliminating the amount of income credited to or payable with respect to each Unit of such Fund, or applying net realized losses to offset net realized gains as of the Valuation Date such losses are realized or on subsequent Valuation Dates. If the Trustee determines that such action is appropriate to reduce or eliminate the potential for material dilution or other unfair result or an adverse impact on any Fund, the Trustee may adjust the valuation of the Units of one or more Participating Investors which are being withdrawn as of a Valuation Date, and/or Units in such Fund which are being credited as a result of a deposit as of a Valuation Date, even though the value of Units of one or more other Participating Investors in the same Fund which are being withdrawn as of such Valuation Date and/or Units in the same Fund which are being credited as a result of a deposit as of such Valuation Date is not so adjusted or is adjusted on a different basis. Further, the Trustee may determine in its discretion from time to time that preserving the Unit value of any Fund at a constant amount is impracticable, unfair, or impractical and may allow such value to fluctuate.

(b) In determining the fair value of assets of the Pooled Trust or any Fund under this Declaration, the following valuation rules shall apply. The assets shall be valued in accordance with generally accepted valuation principles, taking into account factors the Trustee may consider relevant including, without limitation, cost, market conditions, valuations furnished by the entity in which the investment may have been made, the value, bids, or quotations of appraisers, brokers, dealers, or other sources who deal in or are familiar with the type of investment involved. In this regard, at the discretion of the Trustee, any or all securities and investments may be valued at fair value on the basis of valuations furnished within a reasonable period prior to the applicable Valuation Date by a pricing service approved by the Trustee, which determines valuations for normal, institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. The Trustee may also conclusively rely upon any regularly published reports of sale prices, bid prices, and over-the-counter quotations for the values of any listed or unlisted securities or futures contracts. The reasonable and equitable decision of the Trustee regarding whether a method of valuation fairly indicates fair value, and the selection of any pricing service or other pricing source, shall be conclusive and binding upon all persons.

ARTICLE V

Deposits and Withdrawals

5.01 Deposits. Subject to the other provisions of this Declaration of Trust, a Qualified Investor may, as of any Valuation Date, deposit assets in a Fund under the Pooled Trust. Only United States currency and such other assets as are permissible investments for such Fund, and acceptable to the Trustee, may be deposited in the Pooled Trust. Assets other than United States currency deposited in any Fund shall be valued using valuation rules determined by the Trustee in its reasonable discretion as of the close of business on the Valuation Date on which the deposit is made. The Trustee shall credit to the account of each Qualified Investor which makes a deposit in a Fund that number of Units in such Fund which the deposit will purchase at the then value of the Unit of such Fund, and the making of such deposit shall thereby render the Qualified Investor a Participating Investor. All deposits to any Fund shall be deemed to have been made as of the close of business on the relevant Valuation Date.

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5.02 Withdrawals. Subject to Section 4.04 and the other provisions of this Declaration, a Participating Investor may request withdrawal of any number of its Units from a Fund on any Business Day by providing to the Trustee an appropriate notice of withdrawal. It is the intent of the Trustee to honor all such withdrawal requests as soon as reasonably practicable following its receipt of such notice.

5.03 Distributions Upon Withdrawal. Upon the withdrawal of Units from a Fund, the Trustee shall distribute from such Fund to the Participating Investor making such withdrawal a sum arrived at by multiplying the number of Units withdrawn by the value of the Units of such Fund as of the close of business on the relevant Valuation Date (as determined pursuant to the applicable rules for Valuation of Units under Article IV. The sum shall be distributed in cash or in kind or partly in cash and partly in kind, as the Trustee in its sole discretion shall determine; provided, however that as of any Valuation Date all distributions from a Fund shall be made, as nearly as practically possible, on the same basis. The value of any asset other than cash which is transferred shall be deemed to be the value thereof (using valuation rules determined by the Trustee in its reasonable discretion) as of the close of business on the Valuation Date as of which the withdrawal is made. Such distribution shall be effected within a reasonable time following the applicable Valuation Date, except that such distribution may be delayed if the Trustee determines that it cannot reasonably make such distribution on account of an order, directive, or other interference by an official or agency of any government, or any other cause reasonably beyond its control, including, without limitation, illiquid markets or illiquid securities. The Participating Investor receiving such distribution shall not be entitled to interest or other income earned on such monies pending distribution.

5.04 Distributions Upon Disqualification. Notwithstanding any provision herein to the contrary, if the Trustee receives notice that a Participating Investor has ceased to be a Qualified Investor, then all Units attributable to such Participating Investor shall be withdrawn from the Pooled Trust (and all Funds hereunder) as of the close of business on the first Valuation Date which is not more than fifteen (15) days after the date the Trustee receives such notice (or such other period which the Trustee determines to be reasonable) and distribution shall be made subject to, and in accordance with, the rules of Section 5.03 as soon as is reasonably practicable and prudent thereafter.

5.05 Title To Assets. All of the assets of the Pooled Trust (and any Fund hereunder) shall at all times be vested in the Trustee in its fiduciary capacity. No Participating Investor shall be deemed to have severable ownership in any individual asset in the Pooled Trust (or any particular Fund) or any right of participation or possession thereof.

5.06 Expenses Chargeable to the Participating Investor. Notwithstanding any provision of this Declaration of Trust to the contrary, brokerage fees and other expenses (including, but not limited to, settlement, stamp taxes, duty, stock listing and related expenses) incurred in connection with the purchase or sale of securities or other assets relating to or arising out of the deposit of assets in the Pooled Trust (or any Fund hereunder) or the withdrawal of assets from the Pooled Trust (or any Fund hereunder) by such Participating Investor may, in the Trustee’s discretion, be charged to such Participating Investor. Such charge may be effected either by a corresponding adjustment in the number of Units, in the applicable Funds, credited to such Participating Investor or by a direct assessment against such Participating Investor.

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ARTICLE VI

Rights and Duties of Trustee

6.01 Powers of the Trustee. In exercising its exclusive right to manage and control the Pooled Trust created hereby, and each Fund hereunder, and subject to the investment guidelines set forth in, or referred to in, the applicable Fund Declaration (as the same may be amended from time to time), the Trustee shall have the following rights and powers which are in addition to any other powers or rights conferred by law or by other provisions of this Declaration of Trust:

(a) to hold, manage, and control all money and other property at any time forming part of the Pooled Trust (or the applicable Fund) and, consistent with the investment objectives, restrictions, and guidelines set forth in the applicable Fund Declaration, to subscribe for, invest and reinvest any or all of the assets of the Pooled Trust (or the applicable Fund) and to hold for investment securities, investment and other property, real, personal or mixed, tangible or intangible, wherever situated, whether or not productive of income, or consisting of wasting assets, as the Trustee deems proper, including without limitation the following:

(i) such stocks, common or preferred, bonds, debentures, notes (including structured notes), mortgages, commercial paper, and other evidences of indebtedness or ownership, trust and participation certificates, certificates of deposit, demand or time deposits (including any such deposits bearing a reasonable rate of interest in the Trustee or any of its affiliates), bankers’ acceptances, variable and indexed interest notes and investment contracts, repurchase agreements and reverse repurchase agreements, leaseholds, fee titles, beneficial interests in any trusts (including structured trusts), equipment trust certificates, contracts for the immediate or future delivery of financial instruments and other property, foreign currencies, currency contracts for the immediate or future delivery of foreign currency, obligations issued by the United States Government and the agencies and instrumentalities thereof, irrespective of whether such securities or such property are of the character authorized by any state law from time to time for trust investments, and without regard to the proportion any such property or interest may bear to the Pooled Trust (or the applicable Fund);

(ii) interests in or shares of mutual funds or other investment companies (whether or not incorporated and whether or not registered under the Investment Company Act of 1940, as amended) and companies, trusts, and other entities exempt from the Investment Company Act of 1940, as amended under Section 3(c) or otherwise (including any such mutual funds or investment companies, trusts, and other entities managed or sponsored by the Trustee or any of its affiliates), interests in collective investment trusts which are exempt from tax under applicable Internal Revenue Service rulings and regulations (including, without limitation, any collective investment trust maintained by the Trustee or any of its affiliates under Revenue Ruling 81-100 and Section 401(a)(24) of the Code) and while the assets are so invested, such collective investment trusts (and the instruments pursuant to which such trusts are established) shall constitute a part of this Declaration of Trust with respect to the Fund which holds such interest;

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(b) to enter into any annuity contract with an insurance company (including, without limitation, any group annuity contract) and, subject to the provisions of this Declaration of Trust, to remit payments to the insurance company under such contract;

(c) to trade in financial options and futures, including index options and options on futures, and to enter into forward contracts and swap agreements, and to execute in connection therewith such account agreements and other agreements in such form and upon such terms as the Trustee deems appropriate;

(d) to retain any property, real or personal, tangible or intangible, at any time received by it;

(e) to sell, convey, transfer, exchange, pledge, grant options on or otherwise dispose of the property of the Pooled Trust (or the applicable Fund) from time to time in such manner, for such consideration and upon such terms and conditions as the Trustee, in its discretion, shall determine;

(f) to enter into contracts or arrangements designed to provide book value benefit responsiveness with respect to all or a portion of the assets of the Pooled Trust (or the applicable Fund) and to cause the Pooled Trust (or the applicable Fund) to pay the fees and to make the payments contemplated by such contracts or arrangements to the issuers thereof;

(g) to employ such brokers, agents, consultants, custodians, depositories, investment advisors, and legal counsel as may be reasonably necessary or desirable in the Trustee’s judgment in establishing, managing, and protecting the Pooled Trust (or the applicable Fund) including, but not limited to, affiliates and, subject to applicable law, to pay their reasonable expenses and compensation out of the Pooled Trust (or the applicable Fund) and to enter into agreements with such persons or entities;

(h) to settle, compromise, abandon, or submit to arbitration all claims and demands in favor of or against the Pooled Trust (or the applicable Fund) and to establish reserves in connection therewith; to commence or defend suits or legal proceedings whenever, in its judgment, any interest of the Pooled Trust (or the applicable Fund) requires it; and to represent the Pooled Trust (or the applicable Fund) in all suits or legal proceedings in any court or before any other body or tribunal;

(i) to borrow money, with or without security, for the Pooled Trust (or the applicable Fund); to encumber property of the Pooled Trust (or the applicable Fund) by mortgages or deeds of trust to secure repayment of indebtedness; to assume existing mortgages or deeds of trust on properties acquired by the Pooled Trust (or the applicable Fund); and to acquire properties subject to existing mortgages or deeds of trust;

(j) to vote any security forming part of the Pooled Trust (or the applicable Fund) either in person or by proxy for any purpose; to exercise any conversion privilege or subscription right given to the Trustee as the owner of any security forming part of the Pooled Trust (or the applicable Fund); to consent to take any action in connection with, and receive and retain any securities resulting from, any reorganization, consolidation, merger, readjustment of the financial structure, sale, lease or other disposition of the assets of any corporation or other organization, the securities of which may constitute a portion of the Pooled Trust (or the applicable Fund);

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(k) to cause any securities or other property which may at any time form a part of the Pooled Trust (or the applicable Fund) to be issued, held, or registered in the individual name of the Trustee, or in the name of its nominee or agent (including any custodian employed by the Trustee, any nominee of such a custodian, and any depository, clearing corporation or other similar system), or in such form that title will pass by delivery, provided that if held in the name of any such nominee or agent, the records of the Trustee shall reflect ownership by the Pooled Trust (or the applicable Fund);

(1) to enter into stand-by agreements for future investment either with or without a stand-by fee;

(m) to lend any securities and to secure the same in any manner (and to invest and reinvest any cash collateral in connection therewith), and during the term of such loan to permit the securities so lent to be transferred in the name of and voted by the borrower, or others;

(n) to collect and receive any and all money and other property due to the Pooled Trust (or the applicable Fund) and to give full discharge thereof;

(o) to maintain the indicia of ownership of assets outside the United States to the extent permitted by applicable Federal regulations;

(p) to organize corporations or partnerships or trusts for the purpose of acquiring and holding title to any property which the Trustee is authorized to acquire under Subsection 6.01(a);

(q) to manage, improve, repair, mortgage, lease for any term and control all property, real or personal, tangible or intangible, at any time forming part of the Pooled Trust (or the applicable Fund) upon such terms and conditions as the Trustee, in its discretion, shall determine;

(r) to enter into custodian and sub-custodian agreements with one or more banks, including any Affiliate of the Trustee, located outside the United States to the extent permitted by applicable law, pursuant to which such foreign banks will, in addition to acting as custodian, provide brokerage services with respect to the assets of the Pooled Trust (or the applicable Fund) held in custody and, subject to applicable law, to pay their reasonable expenses and compensation out of the Pooled Trust (or the applicable Fund);

(s) to hold cash uninvested pending investment or distribution, or as otherwise determined by the Trustee in its discretion; and

(t) to do all other acts in its judgment necessary or desirable for the proper administration of the Pooled Trust (or the applicable Fund) or with respect to the investment, disposition or liquidation of any assets of the Pooled Trust (or the applicable Fund), although the power to do such acts is not specifically set forth herein.

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6.02 Yield Reserve; Equitable Adjustments.

(a) Notwithstanding anything to the contrary in this Declaration (including without limitation the provisions of Article IV regarding the creation and valuation of Units), but subject to the applicable Fund Declaration, the Trustee shall have the authority in its reasonable discretion (i) to establish and maintain a reserve account under any Fund by reserving and setting aside from time to time a portion of the net income. on the assets or net gain on disposition of the assets of such Fund (the ‘Yield Reserve”) and (ii) to draw down upon the Yield Reserve from time to time in its discretion for the purposes of maintaining the effective yield to the Participating Investors in such Fund over time, addressing to the extent practicable any material dilution or other unfair result of any valuation pursuant to Article IV and/or making supplemental distributions from time to time to the Participating Investors. The Trustee shall also have the authority, notwithstanding anything to the contrary in this Declaration, in its reasonable discretion to determine that any valuation pursuant to Article IV has resulted in a material dilution or other unfair result to the Participating Investors or an adverse impact to the applicable Fund, and to make such adjustments or take such action at that time that it reasonably believes to be necessary to eliminate, reduce or otherwise address to the extent reasonably practicable such dilution or other unfair result. Any such adjustments or other actions may be made retroactively, currently, or prospectively in the reasonable discretion of the Trustee.

(b) If the Trustee establishes a Yield Reserve with respect to a Fund, the Trustee shall maintain an account (the “Yield Reserve Account”) in connection therewith, subject to the following rules. As of each Valuation Date, the Trustee shall determine the items of income and gain from such Fund (if any) that shall be credited to the Yield Reserve Account for such Fund, so that the balance of the Yield Reserve Account for such Fund equals the amount of the Yield Reserve for such Fund (determined as of such Valuation Date and taking into account any withdrawals from the Yield Reserve for such Fund since the next preceding Valuation Date), as may from time to time be reasonably determined by the Trustee. Remaining items of income, gain, deduction, and loss with respect to such Fund shall be allocated among the Participating Investors as provided in Article IV. Each time that the Yield Reserve for a Fund is drawn down and an amount therein is credited for the benefit of particular Participating Investors in such Fund, the Yield Reserve Account for such Fund shall be debited by such amount.

6.03 Records and Accounts. The Trustee shall keep accurate and detailed records and books of account of the Pooled Trust, and of each Fund, which shall be open to inspection by the Participating Investors at the Trustee’s principal office in Boston, Massachusetts (or such other office as the Trustee may designate) during normal business hours. Annually, the Trustee shall furnish a written account of the operation of each Fund for the preceding Fiscal Year, to the Participating Investors which held interests in such Fund during such Fiscal Year, within one hundred eighty (180) days of the end of the Fiscal Year. Each person or entity who receives the report hereunder may approve such account by an instrument in writing delivered to the Trustee. If objections to specific items in such account are filed with the Trustee within sixty (60) days after the account has been furnished and the Trustee believes such objections to be valid, the Trustee shall adjust the account in such manner as it deems equitable under the circumstances. Each person or entity who receives the report hereunder shall be notified by the Trustee of any adjustments so made. If

(a) each person or entity who receives the report hereunder approves such account, or

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(b) no objections to specific items in such account are filed with the Trustee within sixty (60) days after the account has been furnished, or

(c) the Trustee shall give notice of an adjustment of the account to each person or entity who receives the report hereunder and if legal proceedings are not commenced against the Trustee within sixty (60) days after notice of such adjustment has been furnished, then the account of the Trustee, with respect to all matters contained therein (as originally furnished if no adjustment was made, or as adjusted if an adjustment was made), shall be deemed to have been approved with the same effect as though judicially approved by a court of competent jurisdiction in a proceeding in which all persons interested were made parties and were properly represented before such court. The Trustee, nevertheless, shall have the right to have its accounts settled by judicial proceeding if it so elects, in which case the only necessary parties shall be the Trustee and each person to whom the Trustee furnishes an account.

6.04 Audits and Reports. The Trustee shall at least once each year cause an accounting firm with a national practice to audit each Fund hereunder. The reasonable expenses of each such audit shall be charged to the applicable Fund. A copy of such audit with respect to a Fund shall be furnished to Participating Investors in such Fund, upon request.

6.05 Expenses and Fees. The Trustee may pay out of the assets of the Pooled Trust and each Fund, as applicable, all reasonable expenses and fees of the Pooled Trust or such Fund (including, without limitation, counsel fees and expenses of litigation and any professional fees or disbursements incurred in connection with establishment of the Pooled Trust or any such Fund) that may be lawfully charged to the Pooled Trust or Fund under applicable laws and regulations. To the extent provided for in the applicable Fund Declaration, the Trustee shall be entitled to receive a reasonable fee for its services with respect to a Fund. Such fee may be charged against the applicable Fund (as long as the fee charged against such Fund is uniform for all Participating Investors in such Fund) or may be paid directly by the individual Participating Investors. If the fee is to be charged to each Participating Investor separately, the Trustee may, in its discretion, charge the fee against the interest of a Participating Investor in the Pooled Trust or Fund by redemption of such Participating Investor’s Units.

6.06 Mailing of Notices, Accounts, and Reports. Notices, accountings, and reports required to be given or furnished by the Trustee may be given or furnished by (a) actual delivery, (b) delivery by overnight courier, (c) telecopier (confirmed by telephone by the Trustee), or (d) mailing by first class mail, postage prepaid, in all cases addressed to the party involved to the most recent address or telecopier number known. The date of delivery, in the case of (a) and (b), the date of confirmed telecopier transmittal in the case of (c) or the date of such mailing in the case of (d) for all purposes hereunder shall be deemed to be the date as of which such notice, accounting or report was given or furnished to the addressee.

6.07 Reliance on Authority of Trustee. Persons dealing with the Trustee shall be under no obligation to see to the proper application of any money paid or property delivered to the Trustee or to inquire into the Trustee’s authority as to any transaction.

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ARTICLE VII

Amendment, Termination and Merger

7.01 Amendment. This Declaration of Trust (including any Fund Declaration and any investment guidelines set forth, or referred to, therein) may be amended from time to time by the Trustee, effective as of the date specified in such amendment; provided that any such amendment may be made retroactively only if such amendment is required by law or regulation, or is made pursuant to court order, or is made in connection with the audit of the Pooled Trust (or the applicable Fund), or is made for the purpose of clarifying the terms of this Declaration of Trust (including any Fund Declaration and any investment guidelines set forth, or referred to, therein).

7.02 Termination. The Trustee may, on any Valuation Date, without advance notice to any person, terminate the Pooled Trust or any Fund hereunder. Following such termination there shall be distributed to each Participating Investor affected thereby, in cash or in kind or partly in cash and partly in kind, an amount equal to such Participating Investor’s proportionate interest in the Pooled Trust or such Fund, as the case may be (including net proceeds received from any assets of the Pooled Trust or such Fund that are liquidated).

7.03 Merger. As of any Valuation Date, the Trustee may cause any Fund to be merged with or into any other collective investment trust (including, without limitation, any other Fund or other collective investment trust maintained by the Trustee or any of its affiliates). If such Fund does not survive such merger, the Participating Investors in such Fund shall, as of the date of such merger, receive beneficial interests in the surviving collective investment trust, in exchange for the Units of such Fund held by such Participating Investors immediately prior to such merger. In connection with any merger pursuant to this Section, Units in the Fund or units in the other collective investment trust shall be valued on such reasonable basis as may be determined by the Trustee or the trustee of the other collective investment trust, as the case may be.

ARTICLE VIII

Liquidating Accounts and Dedicated Accounts

8.01 Establishments. The Trustee may in its discretion, from time to time, transfer any illiquid, impaired, or defaulted investment of any Fund to a liquidating account. Each such liquidating account shall be maintained and administered solely for the ratable benefit of the Participating Investors interested in the Fund from which such asset is transferred at the time such account is established. The primary purpose of liquidating accounts shall be to provide a method of liquidation of the assets contained therein, but the period during which the Trustee may continue to hold any such assets shall rest in its discretion. In addition, the Trustee may in its discretion, from time to time, establish one or more dedicated accounts to hold cash received from. and investments made for the benefit of, one or more specific Participating Investors. Each dedicated account shall be maintained solely for the ratable benefit of the Participating Investors whose cash has been deposited therein. Without limitation, the Trustee may establish a dedicated account for the purpose of holding and investing cash collateral received by one or more Participating Investors in connection with a loan of securities for a definite term, or one or more such loans with similar durations.

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8.02 Powers and Duties of Trustee. The Trustee shall have, in addition to all of the powers granted to it by law and by the terms of this Declaration of Trust, each and every discretionary power of management of the assets held in a liquidating account or a dedicated account (and of all proceeds of such assets) which the Trustee shall deem necessary or convenient to accomplish the purposes of such account. At the time of the establishment of a liquidating account or dedicated account, the Trustee shall prepare a schedule showing the interest of each Participating Investor therein. When the assets of such liquidating account or dedicated account shall have been completely distributed, such schedule shall be thereafter held as part of the permanent records of the Pooled Trust. The Trustee shall include in any report of audit for the Pooled Trust a report for each liquidating account and dedicated account established hereunder. For purposes hereof, the value of assets transferred to or held in a liquidating account or dedicated account (and the beneficial interest of any Participating Investor therein) may be based upon amortized cost or fair value, as determined by the Trustee in its discretion.

8.03 Limitation on Investments of Further Money in Liquidating Accounts. No further money shall be invested in any. liquidating. account except that the Trustee shall have the power and authority, if in the Trustee’s opinion such action is advisable for the protection of any asset held therein, to borrow money from others to be secured by the assets held in such liquidating account and to give and renew such notes therefor as the Trustee may determine.

8.04 Distributions. The Trustee may make distributions from a liquidating account in cash or in kind or partly in cash and partly in kind, and, the time and manner of making all such distributions shall rest in the discretion of the Trustee; provided that all such distributions as of any one time shall be made ratably and on the same basis among the Participating Investors beneficially interested in such liquidating account. Income, gains, and losses attributable to a dedicated account shall be allocated among the Participating Investors having an interest therein, in proportion to the beneficial interest of each such Participating Investor in such dedicated account.

8.05 Effect of Establishing Liquidating Accounts and Dedicated Accounts. After an asset of a Fund has been set apart in a liquidating account or when assets of one or more Participating Investors are held in a dedicated account, such assets shall be subject to the provisions of this Article VIII, but such assets shall also be subject to all other provisions of this Declaration of Trust so far as the same shall be applicable thereto and not inconsistent with the provisions of this Article VIII. For the purpose of deposits to and withdrawals from the Funds, and for purposes of determining the value of Units of the Funds and the income, gains, or losses of the Funds that are allocated among Participating Investors pursuant to the other provisions of this Declaration, the value, income, gains, or losses of any assets held in any liquidating account or dedicated account shall be excluded. Income and gain from the liquidating accounts and the dedicated accounts shall not be credited to any Yield Reserve Account, and amounts drawn down from any Yield Reserve Account shall not be credited to the liquidating accounts or the dedicated accounts.

8.06 Fees and Expenses. Each liquidating account and dedicated account shall be charged with the expenses attributable to the administration and management of such account (including, without limitation, attorneys’ fees and auditing fees). Such liquidating accounts and dedicated accounts shall remain as part of the assets of the Pooled Trust (or the applicable Fund) for purposes of determining the fee payable to the Trustee in accordance with such fee schedule as may apply from time to time.

LIBB/1644718.3

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ARTICLE IX

Miscellaneous

9.01 Spendthrift Provision. The beneficial interests of Participating Investors in the Pooled Trust and any Fund hereunder and in the income allocable thereto may not be subject to garnishment, attachment, levy, or execution of any kind for the debts or defaults of the Trustee, or of any person, natural or legal, having an interest in the Pooled Trust, except as otherwise required to retain qualification under Code Section 457 in the case of a Participating Investor which is a plan within the meaning of Section 457 of the Code. No Participating Investor shall have any right of any kind whatsoever with respect to the Pooled Trust or any Fund hereunder, or any estate or interest therein, other than the right to receive such distributions as are lawfully made out of the Pooled Trust or such Fund, such as when the distributions are due and payable, under the terms of this Declaration of Trust. Neither the Pooled Trust nor any Fund shall be liable for or subject to the debts, contracts, liabilities, engagements, or torts of any person, nor shall the Pooled Trust (or any Fund) be considered an asset of any individual in the event of his bankruptcy.

9.02 Judicial Proceedings Involving the Pooled Trust. The Trustee shall be deemed to represent all persons, natural or legal, having an interest in the Pooled Trust or any Fund for the purposes of all judicial proceedings affecting the Pooled Trust or any Fund (or any asset thereof), and only the Trustee need be made a party to any such action.

9.03 Successors and Assigns. In the event that the Trustee shall at any time merge or consolidate with, or shall sell or transfer substantially all of its assets to another trust company or corporation, state or federal, the trust company or corporation resulting from such merger or consolidation or the trust company or corporation into which it is converted, or to which such sale or transfer shall be made, shall thereupon become and be substituted hereunder in the place of the Trustee and shall become the Trustee hereunder with the same effect as though originally so named.

9.04 Controlling Law. The powers and duties of the Trustee and all questions of interpretation of this Declaration of Trust shall be governed by the laws of The Commonwealth of Massachusetts except to the extent that such laws are preempted by federal law. The Pooled Trust is organized in the United States and will be maintained at all times as a domestic trust in the United States.

9.05 Construction of Terms and Interpretation of Declaration. As used in this Declaration, the singular may include the plural and vice versa, unless the context clearly indicates to the contrary and the words “hereof,” “herein” and other similar compounds of the word “here” shall mean and refer to the entire Declaration and not to any particular Section or Article. The Trustee shall have the authority to interpret the provisions of this Declaration of Trust (including any Fund Declaration and any investment guidelines thereunder) and its interpretations shall be final and binding on Participating Investors and all other parties.

LIBB/1644718.3

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9.06 References. Unless otherwise stated, all references to Sections and Articles are to Sections and Articles in this Declaration of Trust.

9.07 Captions. The captions or headings in this Declaration of Trust are for convenience only and in no way define, limit, or describe the scope of intent of any provisions or sections of this Declaration of Trust.

9.08 Exercise of Discretion. Whenever the Trustee is given discretion herein, it shall exercise such discretion in a reasonable manner and in accordance with its fiduciary duties, responsibilities, and obligations.

9.09 Severability of Provisions. If any provision of this Declaration is found to be unenforceable, the other provisions shall remain in effect.

IN WITNESS WHEREOF, STATE STREET BANK AND TRUST COMPANY has caused its name to be signed to this Amended and Restated Declaration of Trust by its proper officer, as of the date first written above.

ATTEST:	STATE STREET BANK AND TRUST COMPANY

	By:	/s/ Peter Economou
	Name:	Peter Economou
	Title:	Executive Vice President

LIBB/1644718.3

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STATE STREET BANK AND TRUST COMPANY

QUALITY FUNDS FOR SHORT-TERM INVESTMENT

Declaration of Trust

(Dated as of January 25, 1995)

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STATE STREET BANK AND TRUST COMPANY

QUALITY FUNDS FOR SHORT-TERM INVESTMENT

Declaration of Trust

STATE STREET BANK AND TRUST COMPANY, by this Declaration of Trust, hereby establishes, effective as of January 25, 1995 a trust known as the “STATE STREET BANK AND TRUST COMPANY QUALITY FUNDS FOR SHORT-TERM INVESTMENT.” The Trustee hereby declares that it will hold, administer, invest, reinvest, and deal with all money and property received or purchased by it as trustee hereunder upon the terms and conditions set forth herein.

ARTICLE I

Definitions

1.01 “Business Day” means any day on which the New York Stock Exchange is open for trading and on which the Trustee’s principal office is open for business. Any other reference in this Declaration of Trust to a “day,” “week,” “quarter,” or “year” shall mean, respectively, a calendar day, a calendar week, a calendar quarter, or a calendar year.

1.02 “Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time, and any regulations promulgated thereunder.

1.03 “Fiscal Year” means the fiscal year of the Pooled Trust, being the twelve (12) months ending on December 31 of each year.

1.04 “Fund” means one of the separate investment funds established under the Pooled Trust pursuant to Section 2.02 of this Declaration.

1.05 “Fund Declaration” means the declaration establishing a Fund and setting forth provisions relating specifically to that Fund.

1.06 “Participating Investor” means any Qualified Investor that has made a deposit in the Pooled Trust and has a beneficial interest in the Pooled Trust.

1.07 “Pooled Trust” means the State Street Bank and Trust Company Quality Funds for Short-Term Investment.

1.08 “Qualified Investor” means any of the following with respect to which State Street Bank and Trust Company (or any of its affiliates) acts as trustee, investment manager, managing agent, custodian, or agent:

(a) a trust which (i) is a pension, profit sharing, or other employee benefit trust exempt from Federal income taxation under Section 501(a) of the Code by reason of qualifying under Section 401(a) of the Code and (ii) is maintained pursuant to a plan or trust instrument which authorizes it to participate in the Pooled Trust (or in any common, collective, or commingled trust fund) and which specifically or in substance and effect adopts this Declaration of Trust (or the declaration of trust or other governing instrument under which any such common, collective, or commingled trust fund is maintained), as a part of the plan or such trust; or

(b) any funds of a governmental plan or unit described in Section 818(a)(6) of the Code which may be included in a group trust pursuant to Section 401(a)(24) of the Code; or

(c) any common, collective, or commingled trust fund, including, without limitation, any such fund maintained by State Street Bank and Trust Company (or any of its Affiliates) which (i) consists solely of the assets of trusts and funds described in paragraphs (a) and (b) above, (ii) is exempt from Federal income taxation under Section 501(a) of the Code by reason of qualifying as a “group trust” under Revenue Ruling 81-100, Section 401(a)(24) of the Code, and any other applicable ruling or regulation, and (iii) is maintained pursuant to a trust instrument which authorizes it to participate in the Pooled Trust (or in any common, collective, or commingled trust fund) and which specifically or in substance and effect adopts this Declaration of Trust (or the declaration of trust or other governing instrument under which any such common, collective or commingled trust fund is maintained), as a part thereof.

Notwithstanding the foregoing, an investor described in (a), (b), or (c) above shall not be a “Qualified Investor” with respect to any Fund unless such investor satisfies the additional criteria (if any) that are set forth in the applicable Fund Declaration, as the same may be amended from time to time.

1.09 “Trustee” means State Street Bank and Trust Company, a trust company organized and existing under the laws of the Commonwealth of Massachusetts.

1.10 “Valuation Date” means the last Business Day of each calendar month and such additional days as the Trustee may, in its sole discretion, designate.

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1.11 “Yield Reserve” and “Yield Reserve Account” shall have the meanings set forth in Section 6.02.

ARTICLE II

Introduction

2.01 Purpose of the Pooled Trust. The purpose of the Pooled Trust is to provide a vehicle for the pooling and short-term investment of assets of Qualified Investors which become Participating Investors hereunder. It is intended that the Pooled Trust (and each Fund established hereunder) will be exempt from taxation under Section 501(a) of the Code and will qualify as a “group trust” under Revenue Ruling 81-100, Section 401(a)(24) of the Code, and other applicable Internal Revenue Service rules and regulations.

2.02 Separate Investment Funds. The Pooled Trust shall consist of such one or more separate investment Funds as are established hereunder (and the accounts established under Article VIII). Each such Fund shall be separately held, managed, administered, valued, invested, reinvested, distributed, accounted for, and otherwise dealt with as a separate trust hereunder. The Trustee shall establish each such investment Fund by its execution of a Fund Declaration with respect to such Fund, setting forth (i) the name of such Fund (ii) the date of its establishment, (iii) any investment objectives, guidelines, or restrictions applicable to such Fund, (iv) and such other special rules as may apply to such Fund. Such Fund Declaration shall be considered a part of this Declaration of Trust, and may be amended by the Trustee as provided in Article VII. Any provision of Articles I through IX of this Declaration of Trust which are not inconsistent with the Fund Declaration shall apply to each Fund. Any provision of a Fund Declaration shall supersede any inconsistent provision of Articles I through IX of this Declaration of Trust; provided that the categories of Qualified Investors may not be expanded beyond those described in Section 1.08, and provided further that Sections 2.04, 5.04, and 9.01 of this Declaration of Trust shall control with respect to all Funds notwithstanding any inconsistent provision in the applicable Fund Declaration.

2.03 Acceptance of Deposits. The Trustee shall accept deposits in the Pooled Trust under this Declaration of Trust only from Qualified Investors. All deposits so accepted together with the income therefrom shall be held, managed, and administered pursuant to this Declaration of Trust. In its sole discretion, the Trustee may establish such rules and procedures as it deems appropriate in determining whether a Qualified Investor may become a Participating Investor and may decide not

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to accept deposits in the Pooled Trust (or any Fund hereunder) from any Qualified Investor for any reason, including (without limitation) to ensure the Pooled Trust’s (and each Fund’s) compliance with applicable securities laws and regulations.

2.04 Non-Diversion. At no time prior to the satisfaction of all liabilities with respect to the participants or their beneficiaries entitled to benefits from a Participating Investor which is a trust qualified under Section 401(a) of the Code shall any part of the principal or income of the Pooled Trust which equitably belongs to such Participating Investor be used for, or diverted to, purposes other than the exclusive benefit of such participants or their beneficiaries.

ARTICLE III

Operation of the Pooled Trust

3.01 Dealings with the Pooled Trust. All persons extending credit to, contracting with, or having any claim of any type against the Pooled Trust or any Fund hereunder (including, without limitation, contract, tort, and statutory claims) shall look only to the assets of the Pooled Trust (or of such particular Fund, as applicable) for payment under such credit, contract, or claim. Every note, bond, contract, instrument, certificate, or undertaking, and every other act or thing whatsoever executed or done by or on behalf of the Pooled Trust, any Fund, or the Trustee (acting as Trustee) or any of them in connection with the Pooled Trust shall be conclusively deemed to have been executed or done by or for the Pooled Trust or such Fund or the Trustee, as such, and not personally. Neither the Trustee (nor any of its officers, directors, shareholders, partners, employees or agents) nor any Participating Investor (nor any beneficiary, trustee, employee, or agent thereof) nor any other Fund shall be personally liable for any obligation of the Pooled Trust or any particular Fund.

3.02 Management of the Pooled Trust. The Pooled Trust shall be under the exclusive management and control of the Trustee in conformity with the provisions of this Declaration of Trust. The Trustee, from time to time, may invest and reinvest assets of the Pooled Trust in its discretion, subject, however, to the following restrictions and provisions:

(a) Assets of any Fund established under the Pooled Trust shall be invested in accordance with the investment guidelines set forth in, or referred to in the applicable Fund Declaration, as the same may be amended from time to time.

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(b) Pending the selection and purchase of suitable investments, or the payment of expenses or anticipated distributions, the Trustee may retain in cash such portion of the Pooled Trust (or any Fund hereunder) as it shall deem reasonable under the circumstances and in light of anticipated expenses of and distributions from the Pooled Trust (or such Fund, as applicable).

(c) The decision of the Trustee shall be conclusive as to whether an investment is of a type that may be purchased for the Pooled Trust under this Declaration of Trust, or any Fund under the applicable Declaration of Trust.

ARTICLE IV

Units of Participation

4.01 Recording of Beneficial Interests. The beneficial interest of each Participating Investor in each Fund hereunder shall be represented by Units in the Funds, each of equal value to every other. Each Unit of a Fund shall represent an undivided proportionate interest in all assets and liabilities of such Fund, and all income, profits, and losses shall be allocated to all Units equally, as provided herein. No certificates of such Units shall be issued, but the Trustee shall keep books in which shall be recorded the number of whole and fractional Units in each Fund standing to the credit of each Participating Investor.

4.02 Valuation of Units.

(a) The value of each Unit of each Fund shall be one dollar ($1.00). As of the close of business on each Valuation Date, all net income and net gains of each Fund (as determined by the Trustee in its reasonable discretion in accordance with uniform rules intended to account for charges and expenses payable by such Fund, to establish and maintain a Yield Reserve in the discretion of the Trustee (if applicable to such Fund), and to the extent practicable, to preserve the Unit value of such Fund at one dollar ($1.00) or such other constant amount as the Trustee may specify to the Participating Investors from time to time) shall be allocated among the Participating Investors in such Fund in proportion to the number of Units of each Participating Investor in such Fund and shall be reinvested on behalf of each such Participating Investor in new Units of such Fund. Notwithstanding the foregoing, the provisions of this Section shall not apply if the Trustee determines that the special circumstances described in Section 4.05 are present and require or permit, as the case may be, application of the rules set forth therein regarding valuation of Units.

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(b) The valuation of each Fund shall be as of the close of business (as determined by the Trustee) on a Valuation Date and shall be completed within ten (10) Business Days following such Valuation Date; provided, however, that if the Trustee cannot reasonably complete such valuation by said time, it shall complete such valuation as soon as reasonably possible thereafter.

4.03 Valuation of Assets. Assets of each Fund shall be valued in accordance with the amortized cost method, using the Fund’s acquisition cost for such assets as adjusted for amortization of premium or accretion of discount; provided that the provisions of this Section shall not apply if the Trustee determines that the special circumstances described in Section 4.05 are present and require or permit, as the case may be, application of the rules set forth therein regarding valuation of assets.

4.04 Suspension of Valuations and Deposit and Withdrawal Rights. Notwithstanding anything to the contrary in this Declaration of Trust, the Trustee may suspend the valuation of the assets or Units of any Fund under the Pooled Trust pursuant to this Article IV, and/or the right to make deposits to and withdrawals from such Fund in accordance with Article V, for the whole or any part of any period when (a) any market or stock exchange on which a significant portion of the value of investments of such Fund are quoted is closed (other than for ordinary holidays) or dealings thereon are restricted or suspended or a closing of any such market or stock exchange or a suspension or restriction of dealings thereon are threatened; (b) there exists any state of affairs which, in the reasonable opinion of the Trustee, constitutes an emergency as a result of which disposition of the assets of such Fund would not be reasonably practicable or would be seriously prejudicial to the Participating Investors; (c) there has been a breakdown in the means of communication normally employed in determining the price or value of any of the investments of such Fund, or of current prices on any stock exchange on which a significant portion of the investments of such Fund are quoted, or when for any reason the prices or values of any investments owned by such Fund cannot reasonably be promptly and accurately ascertained; or (d) the transfer of funds involved in the realization or acquisition of any investment cannot, in the reasonable opinion of the Trustee, be effected at normal rates of exchange.

4.05 Special Circumstances.

(a) Notwithstanding the preceding provisions of this Article or any other provision of this Declaration, the following shall apply in the case of the special circumstances described in this Section. The Trustee may determine in its

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discretion that application of some or all of other provisions of this Declaration (including, without limitation, the rules relating to valuation of Units at constant unit value and valuation of assets using an amortized cost method) may cause a material dilution or other unfair result to Participating Investors or investors proposing to purchase Units in a Fund, or an adverse impact an any Fund, and in such event the Trustee reserves the right to adjust the valuation of Units or assets of such Fund (for example, by adjusting to fair value the value of some or all of the assets of the Fund, as described in paragraph (b)), or to take such other action that it deems appropriate to eliminate or reduce such dilution or other unfair result, to the extent reasonably practicable, including, without limitation, reducing or eliminating the amount of income credited to or payable with respect to each Unit of such Fund, or applying net realized losses to offset net realized gains as of the Valuation Date such losses are realized or on subsequent Valuation Dates. If the Trustee determines that such action is appropriate to reduce or eliminate the potential for material dilution or other unfair result or an adverse impact on any Fund, the Trustee may adjust the valuation of the Units of one or more Participating Investors which are being withdrawn as of a Valuation Date, and/or units in such Fund which are being credited as a result of a deposit as of a Valuation Date, even though the value of Units of one or more other Participating Investors in the same Fund which are being withdrawn as of such Valuation Date and/or Units in the same Fund which are being credited as a result of a deposit as of such Valuation Date is not so adjusted or is adjusted on a different basis. Further, the Trustee may determine in its discretion from time to time that preserving the Unit value of any Fund at a constant amount is impracticable, unfair, or impractical and may allow such value to fluctuate.

(b) in determining the fair value of assets of the Pooled Trust or any Fund under this Declaration, the following valuation rules shall apply. The assets shall be valued in accordance with generally accepted valuation principles, taking into account factors the Trustee may consider relevant including, without limitation, cost, market conditions, valuations furnished by the entity in which the investment may have been made, the value, bids, or quotations of appraisers, brokers, dealers, or other sources who deal in or are familiar with the type of investment involved. In this regard, at the discretion of the Trustee, any or all securities and investments may be valued at fair value on the basis of valuations furnished within a reasonable period prior to the applicable Valuation Date by a pricing service approved by the Trustee, which determines valuations for normal, institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships

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between securities which are generally recognized by institutional traders. The Trustee may also conclusively rely upon any regularly published reports of sale prices, bid prices, and over-the-counter quotations for the values of any listed or unlisted securities or futures contracts. The reasonable and equitable decision of the Trustee regarding whether a method of valuation fairly indicates fair value, and the selection of any pricing service or other pricing source, shall be conclusive and binding upon all persons.

ARTICLE V

Deposits and Withdrawals

5.01 Deposits. Subject to the other provisions of this Declaration of Trust, a Qualified Investor may, as of any Valuation Date, deposit assets in a Fund under the Pooled Trust. Only United States currency and such other assets as are permissible investments for such Fund, and acceptable to the Trustee, may be deposited in the Pooled Trust. Assets other than United States currency deposited in any Fund shall be valued using valuation rules determined by the Trustee in its reasonable discretion as of the close of business on the Valuation Date on which the deposit is made. The Trustee shall credit to the account of each Qualified Investor which makes a deposit in a Fund that number of Units in such Fund which the deposit will purchase at the then value of the Unit of such Fund, and the making of such deposit shall thereby render the Qualified Investor a Participating Investor. All deposits to any Fund shall be deemed to have been made as of the close of business on the relevant Valuation Date.

5.02 Withdrawals. Subject to Section 4.04 and the other provisions of this Declaration, a Participating Investor may request withdrawal of any number of its Units from a Fund on any Business Day by providing to the Trustee an appropriate notice of withdrawal. It is the intent of the Trustee to honor all such withdrawal requests as soon as reasonably practicable following its receipt of such notice.

5.03 Distributions Upon Withdrawal. Upon the withdrawal of Units from a Fund, the Trustee shall distribute from such Fund to the Participating Investor making such withdrawal a sum arrived at by multiplying the number of Units withdrawn by the value of the Units of such Fund as of the close of business on the relevant Valuation Date (as determined pursuant to the applicable rules for Valuation of Units under Article IV). The sum shall be distributed in cash or in kind or partly in cash and partly in kind, as the Trustee in its sole discretion shall determine; provided, however, that as of any Valuation Date all

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distributions from a Fund shall be made, as nearly as practically possible, on the same basis. The value of any asset other than cash which is transferred shall be deemed to be the value thereof (using valuation rules determined by the Trustee in its reasonable discretion) as of the close of business on the Valuation Date as of which the withdrawal is made. Such distribution shall be effected within a reasonable time following the applicable Valuation Date, except that such distribution may be delayed if the Trustee determines that it cannot reasonably make such distribution on account of an order, directive, or other interference by an official or agency of any government, or any other cause reasonably beyond its control, including, without limitation, illiquid markets or illiquid securities. The Participating Investor receiving such distribution shall not be entitled to interest or other income earned on such monies pending distribution.

5.04 Distributions Upon Disqualification. Notwithstanding any provision herein to the contrary, if the Trustee receives notice that a Participating Investor has ceased to be a Qualified Investor, then all Units attributable to such Participating Investor shall be withdrawn from the Pooled Trust (and all Funds hereunder) as of the close of business on the first Valuation Date which is not more than fifteen (15) days after the date the Trustee receives such notice (or such other period which the Trustee determines to be reasonable) and distribution shall be made subject to, and in accordance with, the rules of Section 5.03 as soon as is reasonably practicable and prudent thereafter.

5.05 Title To Assets. All of the assets of the Pooled Trust (and any Fund hereunder) shall at all times be vested in the Trustee in its fiduciary capacity. No Participating Investor shall be deemed to have severable ownership in any individual asset in the Pooled Trust (or any particular Fund) or any right of participation or possession thereof.

5.06 Expenses Chargeable to the Participating Investor. Notwithstanding any provision of this Declaration of Trust to the contrary, brokerage fees and other expenses (including, but not limited to, settlement, stamp taxes, duty, stock listing and related expenses) incurred in connection with the purchase or sale of securities or other assets relating to or arising out of the deposit of assets in the Pooled Trust (or any Fund hereunder) or the withdrawal of assets from the Pooled Trust (or any Fund hereunder) by such Participating Investor may, in the Trustee’s discretion, be charged to such Participating Investor. Such charge may be effected either by a corresponding adjustment in the number of Units, in the applicable Funds, credited to such Participating Investor or by a direct assessment against such Participating Investor.

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ARTICLE VI

Rights and Duties of Trustee

6.01 Powers of the Trustee. In exercising its exclusive right to manage and control the Pooled Trust created hereby, and each Fund hereunder, and subject to the investment guidelines set forth in, or referred to in, the applicable Fund Declaration (as the same may be amended from time to time), the Trustee shall have the following rights and powers which are in addition to any other powers or rights conferred by law or by other provisions of this Declaration of Trust:

(a) to hold, manage, and control all money and other property at any time forming part of the Pooled Trust (or the applicable Fund) and, consistent with the investment objectives, restrictions, and guidelines set forth in the applicable Fund Declaration, to subscribe for, invest and reinvest any or all of the assets of the Pooled Trust (or the applicable Fund) and to hold for investment securities, investment and other property, real, personal or mixed, tangible or intangible, wherever situated, whether or not productive of income, or consisting of wasting assets, as the Trustee deems proper, including without limitation the following:

(i) such stocks, common or preferred, bonds, debentures, notes (including structured notes), mortgages, commercial paper, and other evidences of indebtedness or ownership, trust and participation certificates, certificates of deposit, demand or time deposits (including any such deposits bearing a reasonable rate of interest in the Trustee or any of its affiliates), bankers’ acceptances, variable and indexed interest notes and investment contracts, repurchase agreements and reverse repurchase agreements, leaseholds, fee titles, beneficial interests in any trusts (including structured trusts), equipment trust certificates, contracts for the immediate or future delivery of financial instruments and other property, foreign currencies, currency contracts for the immediate or future delivery of foreign currency, obligations issued by the United States Government and the agencies and instrumentalities thereof, irrespective of whether such securities or such property are of the character authorized by any state law from time to time for trust investments, and without regard to the proportion any such property or interest may bear to the Pooled Trust (or the applicable Fund);

(ii) interests in or shares of mutual funds or other investment companies (whether or not incorporated and whether or not registered under the Investment Company Act of 1940, as amended) and companies, trusts, and other entities

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exempt from the Investment Company Act of 1940, as amended, under Section 3 (c) or otherwise (including any such mutual funds or investment companies, trusts, and other entities managed or sponsored by the Trustee or any of its affiliates), interests in collective investment trusts which are exempt from tax under applicable Internal Revenue Service rulings and regulations (including, without limitation, any collective investment trust maintained by the Trustee or any of its affiliates under Revenue Ruling 81-100 and Section 401(a)(24) of the Code) and while the assets are so invested, such collective investment trusts (and the instruments pursuant to which such trusts are established) shall constitute a part of this Declaration of Trust with respect to the Fund which holds such interest;

(b) to enter into any annuity contract with an insurance company (including, without limitation, any group annuity contract) and, subject to the provisions of this Declaration of Trust, to remit payments to the insurance company under such contract;

(c) to trade in financial options and futures, including index options and options on futures, and to enter into forward contracts and swap agreements, and to execute in connection therewith such account agreements and other agreements in such form and upon such terms as the Trustee deems appropriate;

(d) to retain any property, real or personal, tangible or intangible, at any time received by it;

(e) to sell, convey, transfer, exchange, pledge, grant options on or otherwise dispose of the property of the Pooled Trust (or the applicable Fund) from time to time in such manner, for such consideration and upon such terms and conditions as the Trustee, in its discretion, shall determine;

(f) to enter into contracts or arrangements designed to provide book value benefit responsiveness with respect to all or a portion of the assets of the Pooled Trust (or the applicable Fund) and to cause the Pooled Trust (or the applicable Fund) to pay the fees and to make the payments contemplated by such contracts or arrangements to the issuers thereof;

(g) to employ such brokers, agents, consultants, custodians, depositories, investment advisors, and legal counsel as may be reasonably necessary or desirable in the Trustee’s judgment in establishing, managing, and protecting the Pooled Trust (or the applicable Fund) including, but not limited to, affiliates and, subject to applicable law, to pay their reasonable expenses and compensation out of the Pooled Trust (or the applicable Fund) and to enter into agreements with such persons or entities;

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(h) to settle, compromise, abandon, or submit to arbitration all claims and demands in favor of or against the Pooled Trust (or the applicable Fund) and to establish reserves in connection therewith; to commence or defend suits or legal proceedings whenever, in its judgment, any interest of the Pooled Trust (or the applicable Fund) requires it; and to represent the Pooled Trust (or the applicable Fund) in all suits or legal proceedings in any court or before any other body or tribunal;

(i) to borrow money, with or without security, for the Pooled Trust (or the applicable Fund); to encumber property of the Pooled Trust (or the applicable Fund) by mortgages or deeds of trust to secure repayment of indebtedness; to assume existing mortgages or deeds of trust on properties acquired by the Pooled Trust (or the applicable Fund); and to acquire properties subject to existing mortgages or deeds of trust;

(j) to vote any security forming part of the Pooled Trust (or the applicable Fund) either in person or by proxy for any purpose; to exercise any conversion privilege or subscription right given to the Trustee as the owner of any security forming part of the Pooled Trust (or the applicable Fund); to consent to take any action in connection with, and receive and retain any securities resulting from, any reorganization, consolidation, merger, readjustment of the financial structure, sale, lease or other disposition of the assets of any corporation or other organization, the securities of which may constitute a portion of the Pooled Trust (or the applicable Fund);

(k) to cause any securities or other property which may at any time form a part of the Pooled Trust (or the applicable Fund) to be issued, held, or registered in the individual name of the Trustee, or in the name of its nominee or agent (including any custodian employed by the Trustee, any nominee of such a custodian, and any depository, clearing corporation or other similar system), or in such form that title will pass by delivery, provided that if held in the name of any such nominee or agent, the records of the Trustee shall reflect ownership by the Pooled Trust (or the applicable Fund);

(1) to enter into stand-by agreements for future investment either with or without a stand-by fee;

(m) to lend any securities and to secure the same in any manner (and to invest and reinvest any cash collateral in connection therewith), and during the term of such loan to permit the securities so lent to be transferred in the name of and voted by the borrower, or others;

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(n) to collect and receive any and all money and other property due to the Pooled Trust (or the applicable Fund) and to give full discharge thereof;

(o) to maintain the indicia of ownership of assets outside the United States to the extent permitted by applicable Federal regulations;

(p) to organize corporations or partnerships or trusts for the purpose of acquiring and holding title to any property which the Trustee is authorized to acquire under Subsection 6.01(a);

(q) to manage, improve, repair, mortgage, lease for any term and control all property, real or personal, tangible or intangible, at any time forming part of the Pooled Trust (or the applicable Fund) upon such terms and conditions as the Trustee, in its discretion, shall determine;

(r) to enter into custodian and sub-custodian agreements with one or more banks, including any Affiliate of the Trustee, located outside the United States to the extent permitted by applicable law, pursuant to which such foreign banks will, in addition to acting as custodian, provide brokerage services with respect to the assets of the Pooled Trust (or the applicable Fund) held in custody and, subject to applicable law, to pay their reasonable expenses and compensation out of the Pooled Trust (or the applicable Fund);

(s) to hold cash uninvested pending investment or distribution, or as otherwise determined by the Trustee in its discretion; and

(t) to do all other acts in its judgment necessary or desirable for the proper administration of the Pooled Trust (or the applicable Fund) or with respect to the investment, disposition or liquidation of any assets of the Pooled Trust (or the applicable Fund), although the power to do such acts is not specifically set forth herein.

6.02 Yield Reserve; Equitable Adjustments.

(a) Notwithstanding anything to the contrary in this Declaration (including without limitation the provisions of Article IV regarding the creation and valuation of Units), but subject to the applicable Fund Declaration, the Trustee shall have the authority in its reasonable discretion (i) to establish and maintain a reserve account under any Fund by

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reserving and setting aside from time to time a portion of the net income on the assets or net gain on disposition of the assets of such Fund (the “Yield Reserve”) and (ii) to draw down upon the Yield Reserve from time to time in its discretion for the purposes of maintaining the effective yield to the Participating Investors in such Fund over time, addressing to the extent practicable any material dilution or other unfair result of any valuation pursuant to Article IV and/or making supplemental distributions from time to time to the Participating Investors. The Trustee shall also have the authority, notwithstanding anything to the contrary in this Declaration, in its reasonable discretion to determine that any valuation pursuant to Article IV has resulted in a material dilution or other unfair result to the Participating Investors or an adverse impact to the applicable Fund, and to make such adjustments or take such action at that time that it reasonably believes to be necessary to eliminate, reduce or otherwise address to the extent reasonably practicable such dilution or other unfair result. Any such adjustments or other actions may be made retroactively, currently, or prospectively in the reasonable discretion of the Trustee.

(b) If the Trustee establishes a Yield Reserve with respect to a Fund, the Trustee shall maintain an account (the “Yield Reserve Account”) in connection therewith, subject to the following rules. As of each Valuation Date, the Trustee shall determine the items of income and gain from such Fund (if any) that shall be credited to the Yield Reserve Account for such Fund, so that the balance of the Yield Reserve Account for such Fund equals the amount of the Yield Reserve for such Fund (determined as of such Valuation Date and taking into account any withdrawals from the Yield Reserve for such Fund since the next preceding Valuation Date), as may from time to time be reasonably determined by the Trustee. Remaining items of income, gain, deduction, and loss with respect to such Fund shall be allocated among the Participating Investors as provided in Article IV. Each time that the Yield Reserve for a Fund is drawn down and an amount therein is credited for the benefit of particular Participating Investors in such Fund, the Yield Reserve Account for such Fund shall be debited by such amount.

6.03 Records and Accounts. The Trustee shall keep accurate and detailed records and books of account of the Pooled Trust, and of each Fund, which shall be open to inspection by the Participating Investors at the Trustee’s principal office in Boston, Massachusetts (or such other office as the Trustee may designate) during normal business hours. Annually, the Trustee shall furnish a written account of the operation of each Fund for the preceding Fiscal Year, to the Participating Investors which held, interests in such Fund during such Fiscal Year, within one hundred eighty (180) days

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of the end of the Fiscal Year. Each person or entity who receives the report hereunder may approve such account by an instrument in writing delivered to the Trustee. If objections to specific items in such account are filed with the Trustee within sixty (60) days after the account has been furnished and the Trustee believes such objections to be valid, the Trustee shall adjust the account in such manner as it deems equitable under the circumstances. Each person or entity who receives the report hereunder shall be notified by the Trustee of any adjustments so made. If

(a) each person or entity who receives the report hereunder approves such account, or

(b) no objections to specific items in such account are filed with the Trustee within sixty (60) days after the account has been furnished, or

(c) the Trustee shall give notice of an adjustment of the account to each person or entity who receives the report hereunder and if legal proceedings are not commenced against the Trustee within sixty (60) days after notice of such adjustment has been furnished, then the account of the Trustee, with respect to all matters contained therein (as originally furnished if no adjustment was made, or as adjusted if an adjustment was made), shall be deemed to have been approved with the same effect as though judicially approved by a court of competent jurisdiction in a proceeding in which all persons interested were made parties and were properly represented before such court. The Trustee, nevertheless, shall have the right to have its accounts settled by judicial proceeding if it so elects, in which case the only necessary parties shall be the Trustee and each person to whom the Trustee furnishes an account.

6.04 Audits and Reports. The Trustee shall at least once each year cause an accounting firm with a national practice to audit each Fund hereunder. The reasonable expenses of each such audit shall be charged to the applicable Fund. A copy of such audit with respect to a Fund shall be furnished to Participating Investors in such Fund, upon request.

6.05 Expenses and Fees. The Trustee may pay out of the assets of the Pooled Trust and each Fund, as applicable, all reasonable expenses and fees of the Pooled Trust or such Fund (including, without limitation, counsel fees and expenses of litigation and any professional fees or disbursements incurred in connection with establishment of the Pooled Trust or any such Fund) that may be lawfully charged to the Pooled Trust or Fund under applicable laws and regulations. To the extent provided for in the applicable Fund Declaration, the Trustee shall be entitled to receive a reasonable fee for its services

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with respect to a Fund. Such fee may be charged against the applicable Fund (as long as the fee charged against such Fund is uniform for all Participating Investors in such Fund) or may be paid directly by the individual Participating Investors. If the fee is to be charged to each Participating Investor separately, the Trustee may, in its discretion, charge the fee against the interest of a Participating Investor in the Pooled Trust or Fund by redemption of such Participating Investor’s Units.

6.06 Hailing of Notices, Accounts, and Reports. Notices, accountings, and reports required to be given or furnished by the Trustee may be given or furnished by (a) actual delivery, (b) delivery by overnight courier, (c) telecopier (confirmed by telephone by the Trustee), or (d) mailing by first class mail, postage prepaid, in all cases addressed to the party involved to the most recent address or telecopier number known. The date of delivery, in the case of (a) and (b), the date of confirmed telecopier transmittal in the case of (c) or the date of such mailing in the case of (d) for all purposes hereunder shall be deemed to be the date as of which such notice, accounting or report was given or furnished to the addressee.

6.07 Reliance on Authority of Trustee. Persons dealing with the Trustee shall be under no obligation to see to the proper application of any money paid or property delivered to the Trustee or to inquire into the Trustee’s authority as to any transaction.

ARTICLE VII

Amendment, Termination and Merger

7.01 Amendment. This Declaration of Trust (including any Fund Declaration and any investment guidelines set forth, or referred to, therein) may be amended from time to time by the Trustee, effective as of the date specified in such amendment; provided that any such amendment may be made retroactively only if such amendment is required by law or regulation, or is made pursuant to court order, or is made in connection with the audit of the Pooled Trust (or the applicable Fund), or is made for the purpose of clarifying the terms of this Declaration of Trust (including any Fund Declaration and any investment guidelines set forth, or referred to, therein).

7.02 Termination. The Trustee may, on any Valuation Date, without advance notice to any person, terminate the Pooled Trust or any Fund hereunder. Following such termination there shall be distributed to each Participating Investor affected thereby, in cash or in kind or partly in cash and partly in

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kind, an amount equal to such Participating Investor’s proportionate interest in the Pooled Trust or such Fund, as the case may be (including net proceeds received from any assets of the Pooled Trust or such Fund that are liquidated).

7.03 Merger. As of any Valuation Date, the Trustee may cause any Fund to be merged with or into any other collective investment trust (including, without limitation, any other Fund or other collective investment trust maintained by the Trustee or any of its affiliates). If such Fund does not survive such merger, the Participating Investors in such Fund shall, as of the date of such merger, receive beneficial interests in the surviving collective investment trust, in exchange for the Units of such Fund held by such Participating Investors immediately prior to such merger. In connection with any merger pursuant to this Section, Units in the Fund or units in the other collective investment trust shall be valued on such reasonable basis as may be determined by the Trustee or the trustee of the other collective investment trust, as the case may be.

ARTICLE VIII

Liquidating Accounts and Dedicated Accounts

8.01 Establishment. The Trustee may in its discretion, from time to time, transfer any illiquid, impaired, or defaulted investment of any Fund to a liquidating account. Each such liquidating account shall be maintained and administered solely for the ratable benefit of the Participating Investors interested in the Fund from which such asset is transferred at the time such account is established. The primary purpose of liquidating accounts shall be to provide a method of liquidation of the assets contained therein, but the period during which the Trustee may continue to hold any such assets shall rest in its discretion. In addition, the Trustee may in its discretion, from time to time, establish one or more dedicated accounts to hold cash received from, and investments made for the benefit of, one or more specific Participating Investors. Each dedicated account shall be maintained solely for the ratable benefit of the Participating Investors whose cash has been deposited therein. Without limitation, the Trustee may establish a dedicated account for the purpose of holding and investing cash collateral received by one or more Participating Investors in connection with a loan of securities for a definite term, or one or more such loans with similar durations.

8.02 Powers and Duties of Trustee. The Trustee shall have, in addition to all of the powers granted to it by law and

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by the terms of this Declaration of Trust, each and every discretionary power of management of the assets held in a liquidating account or a dedicated account (and of all proceeds of such assets) which the Trustee shall deem necessary or convenient to accomplish the purposes of such account. At the time of the establishment of a liquidating account or dedicated account, the Trustee shall prepare a schedule showing the interest of each Participating Investor therein. When the assets of such liquidating account or dedicated account shall have been completely distributed, such schedule shall be thereafter held as part of the permanent records of the Pooled Trust. The Trustee shall include in any report of audit for the Pooled Trust a report for each liquidating account and dedicated account established hereunder. For purposes hereof, the value of assets transferred to or held in a liquidating account or dedicated account (and the beneficial interest of any Participating Investor therein) may be based upon amortized cost or fair value, as determined by the Trustee in its discretion.

8.03 Limitation on Investment of Further Money in Liquidating Accounts. No further money shall be invested in any liquidating account except that the Trustee shall have the power and authority, if in the Trustee’s opinion such action is advisable for the protection of any asset held therein, to borrow money from others to be secured by the assets held in such liquidating account and to give and renew such notes therefor as the Trustee may determine.

8.04 Distributions. The Trustee may make distributions from a liquidating account in cash or in kind or partly in cash and partly in kind, and, the time and manner of making all such distributions shall rest in the discretion of the Trustee; provided that all such distributions as of any one time shall be made ratably and on the same basis among the Participating Investors beneficially interested in such liquidating account. Income, gains, and losses attributable to a dedicated account shall be allocated among the Participating Investors having an interest therein, in proportion to the beneficial interest of each such Participating Investor in such dedicated account.

8.05 Effect of Establishing Liquidating Accounts and Dedicated Accounts. After an asset of a Fund has been set apart in a liquidating account or when assets of one or more Participating Investors are held in a dedicated account, such assets shall be subject to the provisions of this Article VIII, but such assets shall also be subject to all other provisions of this Declaration of Trust so far as the same shall be applicable thereto and not inconsistent with the provisions of this Article VIII. For the purpose of deposits to and withdrawals from the Funds, and for purposes of determining the

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value of Units of the Funds and the income, gains, or losses of the Funds that are allocated among Participating Investors pursuant to the other provisions of this Declaration, the value, income, gains, or losses of any assets held in any liquidating account or dedicated account shall be excluded. Income and gain from the liquidating accounts and the dedicated accounts shall not be credited to any Yield Reserve Account, and amounts drawn down from any Yield Reserve Account shall not be credited to the liquidating accounts or the dedicated accounts.

8.06 Fees and Expenses. Each liquidating account and dedicated account shall be charged with the expenses attributable to the administration and management of such account (including, without limitation, attorneys’ fees and auditing fees). Such liquidating accounts and dedicated accounts shall remain as part of the assets of the Pooled Trust (or the applicable Fund) for purposes of determining the fee payable to the Trustee in accordance with such fee schedule as may apply from time to time.

ARTICLE IX

Miscellaneous

9.01 Spendthrift Provision. The beneficial interests of Participating Investors in the Pooled Trust and any Fund hereunder and in the income allocable thereto may not be subject to garnishment, attachment, levy, or execution of any kind for the debts or defaults of the Trustee, or of any person, natural or legal, having an interest in the Pooled Trust, except as otherwise required to retain qualification under Code Section 457 in the case of a Participating Investor which is a plan within the meaning of Section 457 of the Code. No Participating Investor shall have any right of any kind whatsoever with respect to the Pooled Trust or any Fund hereunder, or any estate or interest therein, other than the right to receive such distributions as are lawfully made out of the Pooled Trust or such Fund, such as when the distributions are due and payable, under the terms of this Declaration of Trust. Neither the Pooled Trust nor any Fund shall be liable for or subject to the debts, contracts, liabilities, engagements, or torts of any person, nor shall the Pooled Trust (or any Fund) be considered an asset of any individual in the event of his bankruptcy.

9.02 Judicial Proceedings Involving the Pooled Trust. The Trustee shall be deemed to represent all persons, natural or legal, having an interest in the Pooled Trust or any Fund for the purposes of all judicial proceedings affecting the Pooled Trust or any Fund (or any asset thereof), and only the Trustee need be made a party to any such action.

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9.03 Successors and Assigns. In the event that the Trustee shall at any time merge or consolidate with, or shall sell or transfer substantially all of its assets to another trust company or corporation, state or federal, the trust company or corporation resulting from such merger or consolidation or the trust company or corporation into which it is converted, or to which such sale or transfer shall be made, shall thereupon become and be substituted hereunder in the place of the Trustee and shall become the Trustee hereunder with the same effect as though originally so named.

9.04 Controlling Law. The powers and duties of the Trustee and all questions of interpretation of this Declaration of Trust shall be governed by the laws of The Commonwealth of Massachusetts except to the extent that such laws are preempted by federal law. The Pooled Trust is organized in the United States and will be maintained at all times as a domestic trust in the United States.

9.05 Construction of Terms and Interpretation of Declaration. As used in this Declaration, the singular may include the plural and vice versa, unless the context clearly indicates to the contrary and the words “hereof,” “herein” and other similar compounds of the word “here” shall mean and refer to the entire Declaration and not to any particular Section or Article. The Trustee shall have the authority to interpret the provisions of this Declaration of Trust (including any Fund Declaration and any investment guidelines thereunder) and its interpretations shall be final and binding on Participating investors and all other parties.

9.06 References. Unless otherwise stated, all references to Sections and Articles are to Sections and Articles in this Declaration of Trust.

9.07 Captions. The captions or headings in this Declaration of Trust are for convenience only and in no way define, limit, or describe the scope of intent of any provisions or sections of this Declaration of Trust.

9.08 Exercise of Discretion. Whenever the Trustee is given discretion herein, it shall exercise such discretion in a reasonable manner and in accordance with its fiduciary duties, responsibilities, and obligations.

9.09 Severability of Provisions. If any provision of this Declaration is found to be unenforceable, the other provisions shall remain in effect.

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IN WITNESS WHEREOF, STATE STREET BANK AND TRUST COMPANY has caused its name to be signed to this Declaration of Trust by its proper officer, as of the date first written above.

ATTEST:	STATE STREET BANK AND TRUST COMPANY

By:
	Title:	Senior Vice President

91049.b2

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Exhibit A: Tab C

OPERATING AGREEMENT

OF

COLLATERAL INVESTMENT FUND, LLC

- BOOKS AND RECORDS	31
Books, Records and Financial Statements	31
Reports	31
- MISCELLANEOUS	31
Integration	31
Amendment	31
Governing Law	32
Severability	32
Section Headings; Interpretation	32
Notices	32
Failure to Pursue Remedies	33
Cumulative Remedies	33
Binding Effect	33
Counterparts	33
SCHEDULE A	35
SCHEDULE B	36

OPERATING AGREEMENT OF

COLLATERAL INVESTMENT FUND, LLC

This Operating Agreement of Collateral Investment Fund, LLC (the “Company”) is made as of May 30, 1997 and will be effective as of July 1, by and among the Company, the Manager, the Initial Members, and those Persons who become Members of the Company in accordance with the provisions hereof and whose names are set forth as such in the stock ledger books of the Company.

WHEREAS, the Manager and the Initial Members have formed a limited liability company pursuant to the Massachusetts Limited Liability Company Act, G.L.c. 156c, as amended from time to time (the “Massachusetts Act”), by filing a Certificate of Organization of the Company with the office of the Secretary of State of The Commonwealth of Massachusetts on the date hereof;

WHEREAS, it is intended that the Company qualify for the exemption set forth in Section 3(c)(6) or Section 3(c)(7) of the Investment Company Act;

WHEREAS, it is intended that the Company qualify as a partnership for federal income tax purposes;

WHEREAS, the Company has been formed exclusively for the investment and reinvestment of money and other property contributed thereto by or on behalf of the Members under the Securities Lending Program organized and managed by State Street Bank and Trust Company;

WHEREAS, the membership in the Company shall be restricted to common or collective trust funds managed by State Street Global Advisors, an area of State Street Bank and Trust Company; and

WHEREAS, the Manager and the Members desire to set out fully their respective rights, obligations and duties regarding the Company and its assets and liabilities.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Manager and the Members hereby agree as follows:

ARTICLE I - DEFINED TERMS

Unless the context otherwise requires, the terms defined in this Article I shall, for the purposes of this Agreement, have the meanings herein specified (each such meaning to be equally applicable to both the singular and plural forms of the respective terms so defined).

“Accounting Period” means, with respect to a particular Valuation Date, the period beginning immediately following the close of business on the immediately preceding Valuation Date and ending on the close of business on the Valuation Date in question.

“Affiliate” means any general partnership, limited partnership, corporation, joint venture, trust, business trust, investment trust or similar organization controlling, controlled by or under common control with a Person.

“Business Day” shall mean any day or part of a day on which both the New York Stock Exchange and the principal offices of the Manager are open for business.

“Capital Contribution” shall mean, with respect to any Member, the aggregate amount of cash plus the Fair Market Value (as determined by the Manager in its sole discretion) of any Securities contributed to the Company pursuant to Section 6.1 hereof with respect to the Shares held by such member.

“Certificate” shall mean the Certificate of Organization and any and all amendments thereto and restatements thereof filed on behalf of the Company with the Secretary of State of The Commonwealth of Massachusetts pursuant to the Massachusetts Act.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, together with any successor statute, and the regulations promulgated thereunder. A reference to a specific section of the Code refers not only to such specific section but also to any corresponding provision of any federal tax statute enacted after the date of this Agreement, as such specific section or corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

“Company” shall have the meaning set forth in the preamble hereof.

“Company Property” shall mean any and all property, real or personal, tangible or intangible, which is now or hereafter owned or held by or for the account of the Company.

“Covered Person” shall mean a Member, the Manager, any Affiliate of a Member or the Manager, any officers, directors, shareholders, partners, employees, representatives or agents of a Member, the Manager or their respective Affiliates, or any other officer, employee or agent of the Company or its Affiliates.

“Custodian” shall mean State Street Bank and Trust Company, a trust company organized under the laws of The Commonwealth of Massachusetts or any of its Affiliates or any successor Person serving in such capacity under this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, together with any successor statute, and the rules and regulations promulgated thereunder.

“Expenses” shall mean all legal, accounting, printing, registration and other fees and expenses of the Company, all taxes, if any, imposed on the Company, audit expenses of the Company’s independent accountants, any indemnification and related expenses as provided herein, expenses associated with the preparation and distribution of reports pursuant to Section 10.2 hereof, and all expenses and charges associated with acquiring, owning, holding, transferring and selling Securities and other Company Property, including, without limitation, brokerage expenses and other settlement charges, registration fees and expenses, accounting and legal fees, transfer and withholding taxes, stamp duties, and corporate actions, tax reclamation, transaction and holding fees and charges and all other expenses relating to the ongoing operations of the Company.

“Fair Market Value” shall mean the fair market value of assets using the valuation rules set forth in Section 7. l(c)(i) hereof.

“Incapacity” shall mean, as to any Person, the Bankruptcy or the dissolution or termination (other than by merger or consolidation) of such Person.

“Initial Members” shall mean those Persons initially listed on Schedule A hereto as of the date hereof.

“Investment Company Act” means the Investment Company Act of 1940, as amended from time to time, together with any successor statute, and the rules and regulations promulgated thereunder.

“Investment Policies” shall mean the investment policies set forth on Schedule B, attached hereto and made a part hereof, as such may be amended from time to time by the Manager in accordance with this Agreement.

“Liquidating Agent” shall have the meaning set forth in Section 9.3 hereof.

“Losses” shall have the meaning set forth in Section 5.4(a) hereof.

“Manager” shall mean State Street Bank and Trust Company, a trust company organized under the laws of The Commonwealth of Massachusetts or any of its Affiliates or any successor Person serving in such capacity under this Agreement.

“Massachusetts Act” shall have the meaning set forth in the preamble hereof.

“Member” shall mean the Initial Members (for so long as they remain Members in accordance with the provisions of this Agreement) and any Person who has entered into a Subscription Agreement with the Company and who is named as a Member in the share ledger books of the Company, and includes any Person admitted pursuant to the provisions of this Agreement when acting in his, her or its capacity as a member of the Company, and “Members” shall mean two (2) or more of such Persons when acting in their capacities as members of the Company. For purposes of the Massachusetts Act, the Members shall constitute one class or group of members.

“Net Asset Value” shall mean the aggregate value of the Shares of the Company, determined pursuant to Section 7.1(c).

“Percentage Interest” shall mean with respect to any Member at any particular time, the number of Shares held by such Member at such time divided by the number of Shares outstanding at such time.

“Person” shall mean an individual, a partnership, an association, a joint venture, a corporation, a business, a trust, an unincorporated organization, any other entity or a government or any department, agency, authority, instrumentality or political subdivision thereof.

“Securities” shall have the meaning set forth in Section 2.3(b) hereof.

“Securities Act” means the Securities Act of 1933, as amended from time to time, together with any successor statute, and the rules and regulations promulgated thereunder.

“Shares” shall mean the units of interest into which the beneficial interest in the profits and losses of the Company and the right to receive distributions shall be divided from time to time.

“State Street” shall mean State Street Bank and Trust Company, a trust company organized under the laws of The Commonwealth of Massachusetts.

“Subscription Agreement” shall mean a subscription agreement for the purchase of Shares, in the form acceptable to the Manager.

“Tax Matters Partner” shall have the meaning set forth in Section 8.4 hereof.

“Term Loan Contribution” means a contribution of collateral from a securities term loan identified as such to the Manager by State Street.

“Transfer” shall mean any sale, assignment, transfer, exchange, charge, pledge, gift, hypothecation, conveyance or encumbrance (such meaning to be equally applicable to verb forms of such term).

“Treasury Regulations” means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Valuation Date” shall have the meaning set forth in Section 7.1(a).

ARTICLE II - ORGANIZATION AND POWERS

2.1 Organization; Certificate. The name of the Company is Collateral Investment Fund, LLC. The Company has been formed on the date hereof by the filing of its Certificate with the Secretary of State of The Commonwealth of Massachusetts pursuant to the Massachusetts Act. The Certificate may be restated by the Manager as provided in the Massachusetts Act or amended by the Manager to change the address of the office of the Company in Massachusetts and the name and address of its resident agent in Massachusetts or to make corrections required by the Massachusetts Act. The Manager shall deliver a copy of the Certificate and any amendment thereto to any Member who so requests.

2.2 Purpose of the Company. The principal purpose of the Company is to conduct investment activities and any business or activities incidental to or in support of such investment activities in connection with the Securities Lending Program organized and managed by State Street. The Company shall not engage in any other business, purpose or activity without the prior consent of the Members and the Manager.

2.3 Powers of the Company. The Company, and the Manager on behalf of the Company, shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or in furtherance of the purposes set forth in Section 2.2 hereof, including, but not limited to, the power:

(a) To conduct its business, carry on its operations and have and exercise the powers granted to a limited liability company by the Massachusetts Act in any state, territory, district or possession of the United States, or in any foreign country that may be necessary, convenient or incidental to the accomplishment of the purposes of the Company.

(b) To subscribe for, to invest and reinvest funds in, and to hold for investment, securities, instruments and other property, including without limitation the following: bonds, notes and similar debt instruments; commercial paper; obligations of the United States Government (including its agencies and instrumentalities) other sovereign governments (including subdivisions thereof); supranational organizations; instruments of United States and foreign banks (including without limitation State Street and its bank Affiliates) including without limitation time deposits, Certificates of Deposit and banker’s acceptances; mortgage-backed and asset-backed securities; fixed, variable and indexed rate notes, master notes and investment contracts; interest rate and other swap agreements; forward, [futures] and spot currency contracts; repurchase agreements and reverse repurchase agreements (including without limitation agreements with State Street and its Affiliates); securities issued by investment companies registered under the 1940 Act and companies, trusts and other entities exempt from the 1940 Act under Section 3(c) thereof (including without limitation companies, trusts and entities maintained, sponsored, advised and/or managed by State Street and its Affiliates), which invest primarily in money market instruments; and other short-term investments (including without limitation investments maintained, sponsored, advised or managed by State Street and/or its Affiliates) and options with respect to any of the foregoing (all such items being herein collectively referred to as “Securities”).

(c) To hold cash uninvested pending investment or distribution.

(d) To exercise all rights, powers and privileges of ownership or interest in all Securities, instruments and assets included in the Company Property, including the right to vote, give assent, execute and deliver proxies or powers of attorney to such Persons as the Manager shall deem proper and otherwise act with respect thereto and to do all acts for the preservation, protection, improvement and enhancement in value of all such securities, instruments and assets and to delegate, assign, waive or otherwise dispose of any of such rights, powers or privileges.

(e) To exercise all powers and rights of subscription or otherwise which in any manner may arise out of the Company’s ownership of Securities, instruments and assets.

(f) To make distributions to the Members, payable in cash, property or any combination of cash and property as determined by the Manager, out of the Company Property.

(g) To appoint and remove officers and appoint and terminate agents and consultants, including, without limitation, the Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents, and hire and terminate employees of the Company as the Manager may deem desirable for the transaction of the business of the Company and to provide for the compensation of all of the foregoing.

(h) To contract with such Persons as the Manager may deem desirable for the transaction of the business of the Company, including, without limitation, the Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents.

(i) To the extent permitted by law and determined by the Manager, to indemnify any Person with whom the Company has dealings, including, without limitation, its employees and officers, State Street and its officers and employees, the Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents.

(j) To delegate from time to time to agents and consultants, including, without limitation, the Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents, such power and authority (including discretion with respect to the power and authority so granted) and the doing of such things and the execution of such instruments, either in the name of the Company or the name of the Manager or otherwise, as the Manager may deem expedient, and such Persons may exercise some or all of the power of the Manager as the Manager may determine, provided that no such Person shall have the power to change the principal office of the Company or to appoint, change or remove the Manager or the Custodian.

(k) To incur and pay out of the Company Property, either on a current basis or subject to amortization over such period as the Manager may reasonably determine to be appropriate, the compensation and fees of the Manager as such may be disclosed to the Members from time to time, any charges, taxes and expenses which in the opinion of the Manager are necessary or incidental to, or in support of, the carrying out of any of the purposes of this Agreement (including, without limitation, the costs and expenses incurred in connection with the establishment of the Company and the compensation and fees for the Company’s officers, employees, Manager, Custodian, depositories, pricing agents, accountants, attorneys, brokers and broker-dealers, and other independent contractors or agents).

(l) To prosecute or abandon and to compromise, arbitrate or otherwise adjust claims in favor of or against the Company or any matter in controversy.

(m) To sue or be sued in the name of the Company.

(n) To foreclose any security interest securing any obligations owed to the Company.

(o) To exercise the right to consent, and to enter into releases, agreements and other instruments, including, but not limited to, the right to consent or participate in any plan for the reorganization, consolidation or merger of any corporation or issuer of any security which is or was held by the Company; to consent to any contract, lease, mortgage, purchase or sale of such property by said corporation or issuer, and to pay calls or subscriptions with respect to securities held by the Company, and to consent to any amendment to or waiver of the provisions of any indenture or similar instrument pursuant to which any security held by the Company was issued.

(p) To join with other holders of any securities or debt instruments in acting through a committee, depositary, voting trustee or otherwise, and in that connection to deposit any security or debt instrument with, or transfer any security or debt instrument to, any such committee, depositary or trustee, and to delegate to them such power and authority with relation to any security or debt instrument (whether or not so deposited or transferred) as the Manager shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depositary or trustee as the Manager shall deem proper.

(q) To enter into joint ventures, general or limited partnerships and any other combinations or associations formed for investment purposes.

(r) To determine and change the fiscal year of the Company and the method in which its accounts shall be kept.

(s) To adopt a seal for the Company, but the absence of such seal shall not impair the validity of any instrument executed on behalf of the Company.

(t) To take such actions as are authorized or required to be taken by the Manager pursuant to other provisions of this Agreement.

(u) To execute, deliver, acknowledge and file all necessary documents as required by the Massachusetts Act or other applicable law.

(v) In general to carry on any other business incidental to, or in support of, the investment activities of the Company, to do everything necessary, suitable or proper for the accomplishment of any purpose or the furtherance of any power herein set forth, either alone or in association with others, which is incidental to, or in support of, the Company’s investment activities and to take any action incidental to, or in support of, the business, purposes or powers of the Manager.

2.4 Term Loan Contributions. Notwithstanding anything to the contrary in this Agreement (including without limitation Section 6.2 regarding the creation of Shares and Section 7.1(c) regarding valuation), the Manager shall have the authority (a) to cause the Company to accept Term Loan Contributions and (b) to account for and manage separately each Term Loan Contribution, and the income, expenses and distributions related thereto, by establishing and designating one or more series, sub-trusts or sub-accounts of the Company. The Manager shall have the authority to issue classes of Shares attributable to any series, sub-trust or sub-account, each class having such rights conferred pursuant to Sections 7.2 and 8.2 hereunder. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to any particular series, sub-trust or sub-account shall be enforced only against the assets of such series, sub-trust or sub-account and not against the Company Property generally.

2.5 Delivery and Custody of Funds and Securities. All settlements of transactions shall be carried out through the Custodian. The Custodian shall have sole custody of the assets of the Company except as otherwise expressly provided for herein and the Manager shall have no obligations or liabilities with respect to such custody by the Custodian. The Company may, and currently intends to, employ one or more subcustodians from time to time. The Custodian or subcustodians, as the case may be, may cause title to all or any portion of the assets of the Company, including, without limiting the generality of the foregoing, title to all or any portion of the Securities, to be held in the name of a nominee, in street name or in such other manner as the Custodian or such subcustodians may, from time to time, deem advisable. The Custodian or subcustodians, as the case may be, may hold any assets of the Company in bearer form and deposit any Securities or other property in a depository, clearing corporation or similar corporation, either domestic or foreign.

2.6 Principal Place of Business. The principal place of business of the Company shall be at Two International Place, Boston, Massachusetts 02110. The Manager may, at any time, designate another principal place of business. Upon any such change, the Manager shall notify the Members.

2.7 Qualification in Other Jurisdictions. The Manager may cause the Company to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Manager deems it necessary or desirable. The Manager may execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

ARTICLE III - MANAGER

3.1 Designation of Manager. The management of the Company’s business shall be vested in the Manager, which may be but need not be a Member. In addition to the general management of the Company’s business (and not in limitation of its power and authority), the Manager shall serve as the Manager of the Company with respect to all of the Company’s Securities and other Company Property. State Street hereby accepts and agrees to serve as the Manager of the Company and to be bound by the terms and conditions of this Agreement. In the event that State Street ceases to be the Manager of the Company for any reason (other than as expressly provided in Section 3.7) hereof, the Company shall be dissolved in accordance with Article IX, unless such dissolution shall be waived by the Manager prior to the time it ceases to be the Manager. Any successor Manager shall execute an instrument reasonably satisfactory to the departing Manager accepting and agreeing to the terms and conditions of this Agreement. The appointment or designation of a successor Manager shall be effective after written notice thereof to the Members at least thirty (30) days prior to the effective date of such appointment or designation.

3.2 Manager as Agent. The Manager, to the extent of its powers set forth herein (including, without limitation, in Section 3.3 hereof), is an agent of the Company for the purpose of the Company’s business and the actions of the Manager taken in accordance with such powers shall bind the Company.

3.3 General Powers of the Manager. Subject to Sections 3.4 and 4.5 hereof, the Manager shall have full, complete and exclusive control of the management and conduct of the business of the Company and the authority to do all things necessary or appropriate to carry out the purposes and powers of the Company as described herein, including, without limitation, the management and investment of all Company Property, with full discretion and without any further act, vote or approval of any Member, notwithstanding any other provision of this Agreement, the Massachusetts Act or other applicable law.

(a) The Manager shall have, without limitation, the power and authority on behalf of and in the name of the Company, without obtaining the consent of or consulting with any other Person (except as otherwise specifically provided herein):

(i) to take any and all actions on behalf of the Company set forth in this Agreement, including, without limitation, in Section 2.3 hereof;

(ii) to establish, maintain and close bank accounts and draw checks or other orders for the payment of moneys, with such signatories as the Manager shall determine from time to time;

(iii) to receive, receipt for and otherwise dispose of and effect transactions in all Securities, checks, moneys and other personal property of the Company through the Custodian;

(iv) to issue to brokers and dealers instructions to purchase, sell, and otherwise trade in or deal with, any Security or other Company Property for the account and at risk of, and in the name of, the Company;

(v) to issue instructions to the Custodian and any subcustodians with respect to all deliveries of funds, Securities, or other assets in connection with the settlement of transactions entered into by the Company;

(vi) to purchase from or sell to any Person any Security or other Company Property for the account and at risk of, and in the name of the Company and, in allocating orders to purchase or sell Securities or other Company Property on behalf of the Company, to combine orders on behalf of the Company with orders on behalf of other clients of the Manager or Affiliates of the Manager;

(vii) to execute in the name of and on behalf of the Company:

(A) any and all agreements, certificates and instruments and any documents required by any buyer or seller from time to time in connection with the acquisition, sale or ownership of any Securities;

(B) any and all proxies authorizing the voting of Securities which may be held in the portfolio of the Company;

(C) any and all agreements and other documents committing the Company with respect to options, futures, puts, calls, short sales, trades on margin or borrowing from banks and/or brokers or otherwise using credit balances, lines of credit or overdraft privileges; and

(D) any and all other contracts or agreements relating to the business of the Company;

(viii) to determine the appropriate accounting method or methods to be used by the Company;

(ix) to qualify the Company for the exemption set forth in Section 3(c)(7) of the Investment Company Act, and, to qualify the Company for the exemption set forth in Section 3(c)(7), and in connection therewith, to require certain redemptions of Shares in accordance with Section 6.4 hereof; and

(x) to engage in any kind of activity and to perform and carry out contracts of any kind necessary to, in connection with or incidental to the accomplishment of the purposes of the Company.

(b) In executing portfolio transactions and in selecting brokers or dealers, if any, the Manager will seek on behalf of the Company the best overall terms available. In assessing the best overall terms available for any transaction, the Manager shall consider all factors it deems relevant, including the breadth of the market in and the price of the Security, the financial condition and execution capability of the broker or dealer and the reasonableness of the commission, if any (for the specific transaction and on a continuing basis). In evaluating the best overall terms available, and in selecting the broker or dealer, if any, to execute a particular transaction, the Manager may also consider the brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934, as amended) provided to the Company. The Manager is authorized to pay out of the Company Property to a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction, if the Manager determines in good faith that such commission was reasonable in relation to the value of the brokerage and research service provided.

(c) The Manager shall not be obligated to do or perform any act or thing in connection with the Company not expressly set forth herein. The Manager will devote only so much of its time to the management of the Company’s business as may reasonably be required. The Manager, or any partner, officer, director, managing director, employee or Affiliate of the Manager, may, for his, her or its own account, engage or possess interests in and conduct any business ventures, independently or with others, including, without limiting the generality of the foregoing, the ownership, operation and management of other Securities ventures and/or partnerships and other investment related activities, whether or not directly or indirectly competitive with the Company, and neither the Company nor any of the Members shall have any right in and to such independent ventures or the profits derived therefrom.

Nothing in this Agreement shall be construed to prohibit any Member or any Affiliate from purchasing or selling Securities for his or her own account, including Securities that are the same as those held by the Company.

(d) Without limiting the generality of the other powers and authority granted to the Manager hereunder, and subject to the last two sentences of this Section 3.3(e), the Manager is authorized to pay out of the Company Property all Expenses of the Company. To the extent that the Expenses also are attributable to other accounts for which the Manager (or an Affiliate of the Manager) may act as investment advisor and/or administrator (as manager, general partner or otherwise), the Manager shall allocate these Expenses between the Company and such separate or other accounts based on allocation procedures designed, over a period of time, to be fair and equitable to all such accounts, and the authorization to pay such Expenses from the assets of the Company shall be limited to the Company’s allocable share of such Expenses. The Manager shall be entitled to prompt reimbursement from the Company for any payment of Expenses it advances which are payable by or on behalf of the Company hereunder.

(e) Without limiting the generality of the other powers and authority granted to the Manager hereunder, the Manager is authorized to reinvest all interest income and cash dividends paid or declared on Securities held in the Company’s investment portfolio, except as the Manager may otherwise determine as contemplated by Section 6.5 hereof. The Manager shall have the authority, in its sole discretion, to establish and maintain such cash or cash equivalent reserves as it deems appropriate in connection with the business of the Company, including, without limitation, reserves for fees and expenses and potential claims, if any.

(f) Without limiting the generality of the other powers and authority granted to the Manager hereunder, any obligation of a Member to make a Capital Contribution or to return money or other property paid or distributed in violation of this Agreement or of applicable law may be compromised by the Manager without the consent or approval of the Members.

(g) Any third party dealing with the Company may rely conclusively upon the authority, power and right of the Manager acting under this Agreement.

(h) The Manager hereby acknowledges its status as a fiduciary under ERISA to the extent, but only to the extent, that assets of the Company are ERISA plan assets.

Limitations on Powers of the Manager.

(a) Notwithstanding anything to the contrary in this Agreement, the Manager shall cause the Company Property to be invested and administered solely in accordance with the Investment Policies and shall otherwise comply with the terms and provisions of this Agreement.

(b) The Manager shall not have any authority acting in its capacity as Manager to hold the Company Property or any instruments evidencing the ownership of the Company Property, which responsibility shall belong solely to the Custodian and any subcustodians that may be appointed by the Company from time to time. The parties hereto acknowledge that all settlements of transactions shall be carried out through the Custodian and subcustodians. Notwithstanding the foregoing, the Manager may also serve as Custodian of the Company and, in such capacity, may hold the Company Property or any instrument evidencing the ownership of the Company Property.

3.5 Acknowledgments.

(a) Each Member acknowledges that decisions regarding the operations of the Company, while involving the exercise of the Manager’s judgment, also involve the risk of loss of the Company’s capital. Each Initial Member and, upon admission as a Member, each other Member, hereby authorizes the Manager to exercise its judgment and discretion in making decisions on behalf of the Company, subject to compliance with the Investment Policies.

(b) The Manager shall not be limited by any law now or hereafter in effect or customs limiting the investments which may be made or retained by entities similar to the Company, and the Manager shall have no liability even though such investments do not or may not produce income or are of a character or in an amount not considered proper for the investment of funds by entities similar to the Company, subject to compliance with the Investment Policies.

(c) It is understood that the Manager performs investment advisory and management services for various clients. The Members recognize that the Manager may give advice and take action with respect to any of its other clients which may differ from advice given or the timing or nature of action taken with respect to the Company, so long as it is the Manager’s policy, to the extent practical, to allocate investment opportunities to the Company over a period of time on a fair and equitable basis relative to its other clients. It is understood that the Manager shall not have any obligation to purchase or sell for the Company any Security or other asset which the Manager, its principals, Affiliates, or employees may purchase or sell for its or their own accounts or for the account of any other client, if in the opinion of the Manager such transaction or investment appears unsuitable or undesirable for the Company.

3.6 Compensation. As compensation for its services under this Agreement, the Manager shall be entitled to such compensation as may be agreed to from time to time between the Manager and each of the Members, which such compensation shall be payable by each such Member and not by the Company.

3.7 Resignation and Replacement of Manager. The Manager shall serve as such until (a) dissolution of the Company and completion of the liquidation contemplated by Article IX hereof or (b) its resignation as Manager of the Company. The Manager may resign such office at any time (without need for prior accounting), effective upon ninety (90) days notice in writing to the Company and each Member, given as provided in Section 11.6 hereof, and may appoint a successor Manager (which may or may not be an Affiliate of the Manager) to act as the successor Manager with all of the rights and powers afforded to the Manager hereunder. Upon the effective date of the Manager’s resignation, the Company shall dissolve as provided for in Section 9.2 hereof, unless a successor Manager (which may be an Affiliate of the Manager) has been appointed as the successor Manager in accordance herewith; provided, however, that in any event, the Manager shall complete the liquidation contemplated by Section 9.4 hereof following any dissolution of the Company unless and until a different Liquidating Agent has been appointed in accordance with Section 9.3 hereof. The Manager shall not be subject to removal by the Members, except as may be required by law.

ARTICLE IV - MEMBERS

4.1 Control by Manager. Except as otherwise expressly provided herein, in all matters relating to or arising out of the conduct of the operation of the Company, the decision of the Manager shall be the decision of the Company. No Member who is not also the Manager (and acting in its capacity as Manager) shall take any part in the control or management of the operation or business of the Company, nor shall any Member who is not also the Manager (and acting in its capacity as Manager) have any authority or power to act for or on behalf of the Company in any respect. Except as otherwise provided in this Agreement, no Member shall have any right to amend or terminate this Agreement or to exercise voting rights or otherwise control or participate in any manner in the control of the Company or its business. No Member or person having an interest in a Member shall own any particular asset of the Company or any part thereof. No Member shall have any right to amend or terminate this Agreement or to appoint, select, vote for or remove the Manager or anyone performing similar functions.

4.2 Rights of the Members.

(a) The ownership of the Company Property and the right to conduct the business described in this Agreement are vested exclusively in the Manager, and the Members shall have no interest therein other than the beneficial interest conferred by this Agreement represented by the Shares.

(b) The Shares shall be deemed to be personal property giving only the rights provided in this instrument. Every Member by virtue of having become a Member shall be held to have expressly assented and agreed to the terms hereof and to have become a party hereto. Ownership of the Shares shall not entitle a Member to any title in or to the whole or any part of the Company Property or right to call for a partition or division of the same or for an accounting.

4.3 Eligibility for Participation; Additions.

(a) Eligibility for Participation. The Manager is authorized to cause the Company to raise additional capital by offering and selling, or causing to be offered and sold, additional Shares in accordance with the provisions hereof. The Manager may establish eligibility requirements for admission of a subscriber as a Member and refuse to admit any subscriber that fails to satisfy such eligibility requirements. The Manager shall have the sole responsibility for determining whether a person or entity is eligible to be a Member. Each Person who subscribes for any of the additional Shares shall be admitted as a Member of the Company at the time (i) such Person executes a Subscription Agreement agreeing to be bound by the provisions hereof, (ii) the Manager, in its sole discretion, accepts such Subscription Agreement on behalf of the Company and (iii) the subscriber makes the Capital Contribution required pursuant to the terms of this Agreement and its Subscription Agreement. Notwithstanding the foregoing or anything else set forth herein, (A) each Member must (x) meet the requirements of a “qualified purchaser” as such term is defined under the Investment Company Act and any rules promulgated thereunder, or (y) is otherwise entitled to participate in an entity qualified under Section 3(c)(1) or 3(c)(7) of the Investment Company Act, in each case, as determined in the sole discretion of the Manager, (B) unless waived by the Manager in its sole discretion, only those Persons which qualify as “accredited investors,” as such term is defined pursuant to the rules and regulations of the Securities and Exchange Commission promulgated under the Securities Act, shall be eligible to become Members hereunder and (C) unless waived by the Manager in its sole discretion, an investor may not be admitted as a Member if (1) such investor (a) is classified as a partnership for federal income tax purposes, [(b) is a “grantor trust,” any portion of which is treated as owned by the grantor(s) or other person(s) under Sections 671-679 of the Code or] (c) is an “S corporation” within the meaning of Section 1361(a) of the Code or (2) the admission of such investor would cause the Company to be treated as a publicly traded partnership for federal income tax purposes. Moreover, neither State Street nor any of its Affiliates may be admitted as a Member of the Company. In addition, the Manager shall have the right, in its sole discretion, to determine whether a person or entity is eligible to be a Member and/or to permit the acquisition of additional Shares by Persons who are already Members and/or to refuse or further condition any such admission or acquisition of additional Shares; provided, however, that the Manager shall be entitled to rely and shall be fully protected in relying upon representations made or certificates provided by any such subscriber (including, without limitation, the Subscription Agreement). In connection with the admission of Members or the making of additional contributions, the Manager shall have the right to require such documentation, including without limitation, such representations and warranties as may be necessary to confirm the availability of various exemptions from relevant securities laws, as the Manager may deem necessary or appropriate.

(b) Additions. No additional acquisition of Shares by an existing Member or admission of a new Member shall be permitted except on the basis of the Net Asset Value determined in accordance with Article VII hereof determined at such time or times as the Manager may determine.

4.4 Resignations. A Member shall cease to be a Member and shall be deemed to have resigned on either the date on which the Company dissolves or the applicable Business Day following the date on which:

(a) the Member notifies the Manager of its desire to terminate its investment in the Company, subject in all events to the provisions of Sections 6.4 and 7.3 hereof; or

(b) the Manager, in its sole discretion, notifies the Member that the investment of such Member is being terminated.

Any such written notice shall cause the Manager to terminate the investment in the Company by any such Member and such Member shall be deemed to have resigned or been removed and to have effected a redemption with respect to all of his, her or its Shares, effective on (i) in the case of a redemption described in clause (a), the Business Day on which the Company makes payment out of the Company Property pursuant to such redemption request or any later Business Day specified by the Member in the written notice of redemption received by the Manager or (ii) in the case of a redemption described in clause (b), on the Business Day when such notice of termination is given by the Manager to the relevant Member.

4.5 No Voting Rights. Members shall have no right to appoint, select, vote for or remove the Manager or its agents (including, without limitation the Custodian) or to otherwise participate in the business decisions of the Company or otherwise in connection with the Company Property.

ARTICLE V - LIABILITY; CONFLICTS; INDEMNIFICATION

5.1 Limitation of Liability.

(a) Covered Person. Except as otherwise provided by the Massachusetts Act, the debts, obligations and Liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Covered Person. To the extent that a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or any other Person for any debt, claim, action, demand, suit, proceeding, judgment, decree, liability or obligation of any kind against or with respect to the Company arising out of any action taken or omitted by, for or on behalf of the Company, and all such Persons shall look solely to the Company Property for satisfaction of claims of any nature arising in connection with the affairs of the Company; provided, however, that, subject to clause (b) below, a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person’s own bad faith, willful misconduct, gross negligence or reckless disregard of its duties hereunder. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are, except as otherwise provided by ERISA, agreed by the parties hereto to replace such other duties and liabilities of such Covered Person.

(b) Members. Except as otherwise expressly required by law, a Member, in its capacity as such, shall have no liability in excess of (a) its share of any assets and undistributed profits of the Company, (b) its obligation to make payments expressly provided for in this Agreement and (c) the amount of any distributions wrongfully distributed to it under the terms of this Agreement.

(c) Manager. Without limiting the generality of the foregoing clauses (a) and (b), the Manager (i) shall not be personally liable (i.e., in its corporate capacity) for or in respect of the validity or sufficiency of this Agreement, (ii) shall not be personally liable (i.e., in its corporate capacity) for the repayment, satisfaction and discharge of the debts, liabilities and obligations of the Company and (iii) shall not be personally liable (i.e., in its corporate capacity) for the return of Capital Contributions of the Members.

5.2 Reliance on Experts, Certificates, Etc.

(a) A Covered Person shall, in the performance of its duties, be fully and completely justified and protected by relying in good faith upon the books of account and other records of the Company and upon such information, opinions, reports or statements presented to the Company by (i) any of the officers or employees of the Company, (ii) the Custodian, a subcustodian, depository or pricing agent of the Company or (iii) any other Person (including, without limitation, accountants, attorneys or appraisers) as to matters the Covered Person reasonably believes are within such other Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.

(b) The Manager shall not incur liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, certificate, report, opinion, bond or other document or paper believed by it to be genuine and believed by it to be signed by the proper party or parties. The Manager may accept a certified copy of a resolution of the board of directors or other governing body of any Person as conclusive evidence that such resolution has been duly adopted by such Person and that the same is in full force and effect. As to any fact or matter the manner of ascertainment of which is not specifically prescribed herein, the Manager may for all purposes hereof rely on a certificate, signed by the president or any vice president or by the treasurer or any secretary or assistant secretary (or by any individual occupying any comparable office) of the relevant party, as to such fact or matter, and such certificate shall constitute full protection to the Manager for any action taken or omitted to be taken by it in good faith in reliance thereof.

5.3 Conflicts of Interest.

(a) The fact that any Covered Person is a shareholder, member, director, officer, partner, Manager, employee, manager, adviser, Affiliate or distributor of or for any Person or of or for any parent or Affiliate of any Person with which an investment advisory, custodian, depository, pricing agent, disbursing agent or similar agency contract may have been or may hereafter be made, or that any such Person, or any parent or Affiliate thereof, has any other interest in the Company, or that any such Person also has any one or more similar contracts with one or more other such Persons, or has other businesses or interests, shall not affect the validity of any such contract (including, without limitation, any fees or other compensation thereunder) made or that may hereafter be made with the Manager or disqualify a Covered Person from executing the same or create any liability or accountability to the Manager, the Company or the Members.

(b) Unless otherwise expressly provided herein, (i) whenever a conflict of interest exists or arises between Covered Persons or (ii) whenever this Agreement or any other agreement contemplated herein provides that a Covered Person shall act in a manner that is, or provides terms that are, fair and reasonable to the Company or any Member, the Covered Person shall resolve such-conflict of interest, taking such action or providing such terms, considering in each case the relative interest of each party (including its own interest) to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or acceptable industry practices, and any applicable generally acceptable accounting practices or principles. In the absence of bad faith by the Covered Person, the resolution, action or term so made, taken or provided by the Covered Person shall not constitute a breach of this Agreement or any other agreement contemplated herein or of any duty or obligation of the Covered Person at law or in equity or otherwise. Without limitation of the foregoing, if the Manager determines it is necessary or desirable to obtain independent advice for the Company, or any member or group of members in resolving any such conflict, the Manager may arrange for such advice and the costs of obtaining such advice shall be borne by the Company.

5.4 Indemnification of the Manager, Officers, Employees and Agents.

(a) To the extent permitted by ERISA, the Manager, any Affiliate of the Manager and each officer, employee or other agent of the Company (including Persons who serve at the Company’s request as directors, officers or Managers of another organization in which the Company has any interest as a shareholder, creditor or otherwise, but not including the Custodian or any subcustodians if not an Affiliate of the Manager) and their respective successors and assigns (the “Manager Indemnified Parties”) shall be entitled to be indemnified from the Company Property from and against any and all liabilities, judgments, obligations, losses, damages, taxes and interest and penalties thereon (other than taxes based on fees, compensation or commissions received by it in connection with the administration of the Company or the Company Property), claims, actions, suits or other proceedings (whether civil or criminal, pending or threatened, before any court or administrative or legislative body, and as the same are accrued, in which such Manager Indemnified Party may be or may have been involved as a party or otherwise or with which he or she may be or may have been threatened, while in office or thereafter), costs, expenses and disbursements (including, without limitation, legal and accounting fees and expenses) of any kind and nature whatsoever (collectively, “Losses”) which may be imposed on, incurred by or asserted at any time against such Manager Indemnified Parties (whether or not indemnified against by other parties) in any way related to or arising out of this Agreement, the administration of the Company Property or the action or inaction of such Person hereunder (including, without limitation, the actions or inactions of the Manager and the other Manager Indemnified Parties pursuant to Article IX hereof upon dissolution of the Company), except that no such Person shall be entitled to indemnity for Losses with respect to any matter as to which such Person shall have been finally adjudicated in any such action, suit or other proceeding, or otherwise by a court of competent jurisdiction, to have committed an act or omission involving his, her or its own bad faith, willful misconduct, gross negligence or reckless disregard of its duties hereunder. The indemnities contained in this Section 5.4 shall survive the termination of this Agreement. As to any matter disposed of by a compromise payment, pursuant to a consent decree or otherwise, no indemnification, either for said payment or for any other Losses, shall be provided unless there has been obtained an opinion in writing of legal counsel to the effect that the Person subject to indemnification hereunder appears to have acted in good faith and that such indemnification would not protect such Person against any liability to the Company or the Members to which he, she or it would otherwise be subject by reason of gross negligence, willful malfeasance or fraud in the conduct of his, her or its office or actions not taken in good faith by such Person.

(b) Any amounts paid to Manager Indemnified Parties from the Company Property pursuant to this Section 5.4 shall be deemed not to be part of the Company Property immediately after such payment.

5.5 Indemnification of Members. In case any Member or former Member of the Company shall be charged or held to be personally liable for any obligation or liability of the Company solely by reason of being or having been a Member and not because of such Member’s acts or omissions or for some other reason, the Company (upon proper and timely request by the Member) shall assume the defense against such charge and satisfy any judgment thereon, and the Member or former Member (or his heirs, executors, administrators or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall (assuming proper and timely written notification to the Member of the potential liability) be entitled out of the Company Property to be held harmless from and indemnified against all liabilities, obligations, losses, damages, expenses and disbursements, (including, without limitation, legal and accounting, fees which have first been approved by the Manager as reasonable), arising from such liability. The indemnification contained in this Section 5.5 shall survive the termination of this Agreement, and any Member entitled to indemnification hereunder shall have a claim against the Company Property notwithstanding its distribution in accordance with Section 9.4 hereof.

5.6 Advance Payment of Losses. The Company shall be permitted to advance funds to the Manager, a Member or any officer, employee or agent of the Company for legal expenses and other costs incurred as a result of a legal action to which it is entitled to indemnification pursuant to Sections 5.4 or 5.5 hereof, if, in the case of an advance to the Manager or any officer, employee or agent, such Person agrees in writing to repay the advanced funds to the Company in cases in which it is subsequently determined that such Person is not entitled to indemnification pursuant to Sections 5.4 or 5.5 hereof, subject to the determination of the Manager that such advance payment is appropriate.

5.7 Non-Exclusivity. The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which any Person subject to indemnification hereunder may be entitled.

ARTICLE VI - CAPITALIZATION; SHARES

6.1 Capital Contributions.

(a) Capital Contributions of prospective and existing Members shall be in cash and/or in Securities. The minimum initial Capital Contribution shall be such amount as the Manager may establish in its sole discretion from time to time. The value of any Securities constituting any portion of a Capital Contribution shall be determined by the Manager based on independent market quotations.

(b) Except as required by operation of law, no Member shall be required to make any additional Capital Contribution to the Company. Except as otherwise provided herein and by applicable state law, no Member shall be required to lend any funds to the Company nor shall any Member have any personal liability for the repayment of any Capital Contribution of any other Member.

(c) No Member shall receive any interest, salary or drawing with respect to its Capital Contribution or its Shares or for services rendered on behalf of the Company in its capacity as a Member, except as otherwise specifically provided for in this Agreement.

6.2 Description of Shares.

(a) The beneficial interest in the Company shall be divided into an indefinite number of Shares, all without par value, of a single class. Each Share shall be identical in all respects with every other Share and shall represent an undivided beneficial interest in the Company Property and none shall have priority or preference over any other; provided, however, that a fractional Share shall carry proportionately all the rights and obligations of a Share of the Company, including rights and obligations with respect to receipt of distributions, redemption of Shares and liquidation of the Company. The Company shall have authority to issue an unlimited number of Shares (including fractional Shares) and the Manager may issue Shares at any time and from time to time for such consideration and on such terms consistent with this Article VI as may be determined by the Manager, including, without limitation, establishing different terms and procedures for purchases made for cash or Securities, or combinations of both, as the case may be, all without action or approval of the Members. All Shares when so issued shall be fully paid and non-assessable. The initial offering price of each Share may be set by the Manager in its sole discretion. Notwithstanding the foregoing, any issuance of Shares following the initial admission of subscribers as Members shall be effected on the basis of the Net Asset Value determined as set forth in Article VII hereof, subject to Section 4.3 hereof. The Manager is further authorized, in its sole discretion, to authorize the issuance of and to issue fractional Shares, and to effect the split-up, subdivision, combination or reclassification of the Shares; provided, however, that the proportionate interest of each Member in the Company shall not thereby be changed.

(b) Except as otherwise provided herein, the number of Shares to be issued to a Member in respect of any investment shall be equal to (a) the amount of such Member’s Capital Contribution, determined as of the close of business on the applicable Valuation Date as determined by the Manager in accordance with Article VII hereof, divided by (b) the Net Asset Value per Share computed in accordance with Article VII hereof as of the close of business on the applicable Valuation Date. Each Member’s beneficial interest in the profits and losses of the Company shall be equal to such Member’s Percentage Interest. [Each person or entity that becomes a Member or is issued additional Shares hereunder shall become a Member or be issued such additional Shares, as applicable, on the first Valuation Date as of which the Capital Contribution of such Person is invested in the Company.]

6.3 Maintenance of Share Ledger Books. No certificates of Shares shall be issued, but the Manager shall maintain share ledger books of the Company, which shall record the name of each Member, the address of such Member, the Capital Contributions made by such Member and the number of Shares held by such Member. The share ledger books shall be revised from time to time as appropriate to reflect changes pursuant to the provisions hereof. The share ledger books of the Company as kept by the Manager or any transfer or similar agent, as the case may be, shall be conclusive as to who are the Members and as to the number of Shares held from time to time by each such Member. The Manager may, from time to time, close the share ledger books or establish record dates and times for the purposes of determining the holders of Shares entitled to be treated as Members.

6.4 Redemption of Shares.

(a) The Company shall be required at such times as may be permitted by the Manager, but no less frequently than as of the close of business on each Business Day, to redeem all or any part of the Shares of each Member at a redemption price equal to the then current Net Asset Value per Share, determined in accordance with Article VII hereof. In connection with the Company’s qualification under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, as the case may be, the Manager may require any Member who would cause the Company to be ineligible thereunder or would increase the number of Members for purposes of Section 3(c)(1) of the Investment Company Act to have its Shares redeemed by the Company at a redemption price equal to the then current Net Asset Value per Share, determined in accordance with Article VII hereof.

Payment of the redemption price shall be made in cash, or in-kind, in whole or in part, in any manner consistent with Massachusetts law, at the discretion of the Manager, by the Company on the Business Day on which Shares are redeemed; provided, however, that the Manager may delay all or any portion of such payment for not more than seven (7) days if the Manager reasonably determines that such delay is necessary to prevent such redemption from having a material adverse impact on the Company and/or the remaining Members. In no event shall the Company or the Manager be liable to a Member for interest on the proceeds of any redemption. Notwithstanding any other provision in this Section 6.4 to the contrary, in accordance with Section 7.2 hereof, the Manager may suspend the right of Members to require the Company to redeem Shares.

(b) Unless otherwise determined by the Manager, each Share shall be deemed to be redeemed for all purposes (including without limitation distributions pursuant to the extent applicable, and tax allocations pursuant to Article VII) as of the close of business on the Valuation Date immediately preceding the Business Day on which the Company makes payment out of the Company Property pursuant to a redemption request with respect to such Unit.

(c) The Shares redeemed shall be canceled as of the Business Day on which the redemption occurs. In the event a Member redeems all of its Shares, such Member shall thereupon cease to be a Member in the Company. The Manager shall have sole discretion as to (a) whether and to what extent Securities of the Company are to be sold to pay the cash portion of a redemption and (b) which Securities are to be sold for such purpose. In the case of a redemption which is to be made in-kind in whole or in part, the Manager shall have absolute discretion as to which Securities of the Company are to be transferred to the Member in satisfaction of the in-kind portion of such redemption. The value of any in-kind distribution shall be determined as of the relevant Business Day in accordance with Article VII hereof.

(d) In connection with the redemption of Shares by Members, the Manager shall have the right to require such documentation, including, without limitation, such representations and warranties as may be necessary to confirm the availability of various exemptions from relevant securities laws, as the Manager may deem necessary or appropriate.

6.5 Distributions. The Manager shall have the right to declare and, simultaneously or at any other time in the Manager’s discretion, to pay distributions on Shares from the Company Property from time to time. Such distributions shall be made to the Members in accordance with their Percentage Interest at the date and time of record established for the payment of such distributions. The Members acknowledge that the Manager has no obligation, however, to declare any such distribution and the Members are not entitled to receive any distributions, except upon a redemption of Shares pursuant to Section 6.4 hereof or liquidation of the Company pursuant to Section 9.4 hereof.

6.6 Withholding. The Company shall at all times be entitled to make payments with respect to any Member in amounts required to discharge any obligation of the Company to withhold or make payments to any governmental authority with respect to any foreign, federal, state or local tax liability of such Member arising as a result of such Member’s interest in the Company. Each such payment shall be deemed to be a loan by the Company to such Member and shall not be deemed to be a distribution to such Member. The amount of such payments made with respect to such Member, plus interest on each such amount from the date of each such payment until such amount is repaid to the Company at an interest rate per annum equal to the base rate on corporate loans at large U.S. money center commercial banks (as reported by The Wall Street Journal), shall be repaid to the Company by (i) deduction from any distributions made, or redemption proceeds paid, to such Member pursuant to this Agreement or (ii) earlier payment by such Member to the Company, in each case as determined by the Manager in its discretion.

6.7 Transfer of Shares. The Shares held by a Member shall not be Transferable, in whole or in part, and any purported Transfer shall be void and of no effect, and the Manager, officers, employees and agents of the Company shall not be entitled or required to recognize any legal, equitable or other claim or interest in the Company on the part of any such purported transferee, whether or not any of them shall have express or other notice of such claim or interest. In addition, the Shares have not been, and are not expected to be, registered under federal or state securities laws.

ARTICLE VII - NET ASSET VALUE

7.1 Determination of Net Asset Value.

(a) Valuation Date. The Net Asset Value of the Company shall be determined as of the close of business on each Business Day and at such other dates as may be required for any purpose determined by the Manager. Any such date on which the Net Asset Value of the Company is determined shall be referred to as a “Valuation Date.”

(b) Determined by the Manager. As of each Valuation Date, the Manager (or one or more Persons appointed by the Manager to assist in the determination of the Net Asset Value) shall determine the Net Asset Value of the assets of the Company in accordance with paragraph (c) below and, absent manifest error, such determination, if made in good faith, shall be conclusive as to all parties.

(c) Valuation of Shares. At the formation of the Company, the value of each Share of the Company shall be deemed to be one dollar ($1.00) and, thereafter, the value of each Share shall be determined in accordance with the following provisions of this Section 7.1(c). As of the close of business on each Valuation Date, (i) (A) with respect to securities issued by management investment companies, such securities shall be valued at the then-current net asset value, and (B) with respect to all other securities, principal shall be valued at the Company’s acquisition cost, adjusted for amortization of premiums and accretion of discounts, and (ii) in either case, net income (as determined by the Manager in its reasonable discretion in accordance with uniform rules which are intended to account for charges, expenses and taxes payable by the Company, and to the extent practicable, to preserve the Share value of the Company at one dollar ($1.00) or such other constant amount as the Manager may specify to the Members from time to time) shall be allocated among the Members in proportion to the number of Shares of each Member in the Company and shall be distributed on behalf of each such Member; provided, however, that the Manager may determine in its reasonable discretion that such valuation may result in a material dilution or other unfair result to the Members, and in such event the Manager reserves the right to adjust such valuation or take other action that it deems appropriate to eliminate or reduce to the extent reasonably practicable such dilution or other unfair result; provided, further, that the Manager may determine in its reasonable discretion from time to time that preserving the Share value of the Company at a constant amount is impracticable and may allow such value to fluctuate. [A Capital Contribution generally will not be invested in the Company until after the close of business on a Valuation Date.]

(d) Changes to Valuation. In no event shall the Manager be obligated to make any change in the valuation of an asset or any Share unless and until the difference between the value determined as provided in Section 7.1(c) without regard to the provisos thereof and the fair market value as determined by the Manager in accordance with Section 7.1 (c) exceeds 0.5% of the value of such asset and 0.5% of the value of a Share.

7.2 Special Allocations With Respect to Term Loans. Notwithstanding the provisions of Section 7.1, allocations of net income with respect to Term Loan Contributions shall be specially made pursuant to this Section 7.2. As of the close of business on each Valuation Date, items of income and expense attributable to the investment of each Term Loan Contribution shall be specially allocated to each Member by whom or on whose behalf such Term Loan Contribution was made in proportion to their respective Term Loan Contributions with respect to such Term Loan. The amount of any distribution to or on behalf of each such Member on such Valuation Date pursuant to Section 7.1 shall be increased or decreased, as the case may be, by any allocation made pursuant to this Section 7.2; provided, however, that the Manager shall have authority in its reasonable discretion (a) to establish and maintain a special reserve account with respect to each Term Loan Contribution by serving and setting aside a portion of the income determined pursuant to this Section 7.2 and (b) to draw down upon such special reserve account from time to time in its discretion for the purposes of maintaining the effective yield with respect to such Term Loan Contribution over time and/or making supplemental distributions from time to time with respect to such Term Loan Contribution. The balance of the special reserve account provided for under this Section 7.2, if any, remaining upon termination of the applicable term loan shall be distributed to the Members in proportion to their respective Term Loan Contributions with respect to such term loan.

7.3 Suspension of Valuations and Redemptions. Notwithstanding anything to the contrary elsewhere in this Agreement, the Manager, in its own discretion when it deems appropriate, may suspend the valuation of the assets or the shares of the Company pursuant to this Article VII and/or the right or obligation to redeem Shares from the Company in accordance with Section 6.4 hereof for the whole or any part of any period when (i) any market or exchange on which a significant portion of the investments of the Company are quoted is closed (other than for ordinary holidays) or during which dealings therein are restricted or suspended, (ii) there exists any state of affairs which, in the reasonable opinion of the Manager, constitutes an emergency as a result of which disposition of the assets of the Company would not be reasonably practicable or would be seriously prejudicial to the Members, (iii) there has been a breakdown in the means of communication, or in any software and/or hardware systems, normally employed in determining the price or value of any of the investments of the Company or of current prices on any market or exchange on which a significant portion of the investments of the Company are quoted or when for any reason the prices or values of any investments owned by the Company cannot reasonably be promptly and accurately ascertained or (iv) the transfer of funds involved in the realization or acquisition of any investment cannot, in the reasonable opinion of the Manager, be effected at normal rates of exchange.

ARTICLE VIII - ALLOCATIONS

8.1 Daily Allocations. As of the close of business on each Valuation Date, the Manager shall determine the Company’s items of income, gain, deduction and loss for the Accounting Period ending with such Valuation Date, using the interim closing of the books method. Such items shall be allocated among the Members in proportion to their relative Percentage Interests as of the beginning of the Accounting Period (i.e., their relative Percentage Interests for such Accounting Period as determined prior to any distributions or contributions for such Accounting Period or any additions to or redemptions from the Company occurring during the Accounting Period).

8.2 Special Allocations with Respect to Term Loans. Notwithstanding the provisions of Section 8.1, allocations of items of income, gain, deduction and loss with respect to Term Loan Contributions shall be specially allocated pursuant to this Section 8.2. Items of income and deduction attributable to the investment of each Term Loan Contribution (excluding any such items attributable to fluctuations in the value of the assets purchased with such contribution or any gain or loss attributable to the disposition of such assets) shall be specially allocated to the Member by whom or on whose behalf such Term Loan Contribution was made. Items attributable to fluctuations in the value of the assets purchased with the Term Loan Contribution and gain or loss attributable to the disposition of such assets shall be allocated pursuant to Section 8.1.

8.3 Accounting Conventions. To the extent possible, items of income, gain, deduction and loss for federal income tax purposes shall be allocated in such a manner so as to result in annual tax allocations to each Member’s of an amount of net income (or loss) equal to the Member’s net return on its investment in the Company for such year. The Manager may amend the allocation provisions in this Article VIII and adopt such accounting or other conventions as it determines are necessary for the tax allocations to reflect accurately the economic arrangement of the Members or to comply with the requirements of the Code.

8.4 Tax Matters Partner.

(a) The Manager may designate any Member as the initial “Tax Matters Partner” of the Company for purposes of Section 6231(a)(7) of the Code, and such Tax Matters Partner shall have the power to manage and control, on behalf of the Company, any administrative proceeding at the Company level with the Internal Revenue Service relating to the determination of any item of Company income, gain, loss, deduction or credit for federal income tax purposes.

(b) The Manager may at any time hereafter designate a new Tax Matters Partner; provided, however, that only a Member may be designated as the Tax Matters Partner of the Company.

8.5 Right to Make Section 754 Election. The Manager may, in its sole discretion, make or revoke, on behalf of the Company, an election in accordance with Section 754 of the Code. Each of the Members shall, upon request of the Manager, supply the information necessary to give effect to such an election.

ARTICLE IX - DISSOLUTION AND LIQUIDATION

9.1 No Dissolution. The Company shall not be dissolved by the admission of additional Members or the redemption by a Member of his, her or its Shares, in whole or in part, except in accordance with the terms of this Agreement. Upon the retirement, resignation or expulsion of a Member, or the occurrence of any other event which terminates the continued membership of a Member of the Company, the Company shall not dissolve and its affairs shall not be wound up.

9.2 Events Causing Dissolution. The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

(a) the resignation of the Manager under the circumstances contemplated by Section 3.7 hereof or if State Street otherwise ceases to be the Manager under the circumstances contemplated by Section 3.1 hereof (unless, in each case, such dissolution is waived in accordance with the terms thereof);

(b) at the sole discretion of the Manager; or

(c) the entry of a decree of judicial dissolution.

9.3 Notice of Dissolution. Upon the dissolution of the Company, the Manager or the other Person or Persons (the “Liquidating Agent”), approved by the Manager and by the holders of a majority of the then outstanding Shares to carry out the winding up of the Company, shall promptly notify the Members of such dissolution.

9.4 Liquidation.

(a) Upon dissolution of the Company, the Liquidating Agent shall immediately commence to wind up the Company’s affairs; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Members to minimize the normal losses attendant upon a liquidation. The proceeds of liquidation shall be distributed, as realized, in the following order and priority:

(i) to creditors of the Company, including the Manager and Members who are creditors, to the extent otherwise permitted by law, in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof), other than liabilities for distributions to Members;

(ii) to Members and former Members in satisfaction of liabilities for distributions declared pursuant to Section 6.5 hereof; and

(iii) the remaining proceeds of liquidation shall be distributed to Members in proportion to their Percentage Interest as recorded in the stock ledger books of the Company after the Shares are properly tendered for redemption as determined by the Manager.

(b) Upon any dissolution of the Company, the Liquidating Agent may reserve an amount adequate to assure payment of all fees and expenses of the Company and to provide for any other liabilities of the Company incurred or to be incurred, including, without limitation, contingent or anticipated liabilities, and finally shall dispose of any balance of such amount in the manner provided above.

(c) Until final distribution, the Liquidating Agent may continue to operate the business and properties of the Company with all of the power and authority of the Manager. As promptly as possible after dissolution and again after final liquidation, the Liquidating Agent shall cause an accounting by an independent certified public accountant of the Company’s assets, liabilities, operations and liquidating distributions to be given to the Members.

9.5 Certificate of Cancellation. Upon completion of the distribution of the Company’s assets as provided herein, the Company shall be terminated and the Manager, pursuant to the Massachusetts Act, shall file a Certificate of Cancellation with the Secretary of State of The Commonwealth of Massachusetts, cancel any other filings made pursuant to Sections 2.1, 2.3 and 2.6 hereof, and take such other actions as may be necessary to terminate the existence of the Company, whereupon the Manager shall be discharged from all further liabilities and duties hereunder, and the rights and interests of the Members shall thereupon cease. The Manager shall also execute and lodge with the records of the Company an instrument in writing setting forth the facts of such termination.

ARTICLE X - BOOKS AND RECORDS

10.1 Books, Records and Financial Statements. At all times during the continuance of the Company, the Company shall maintain, at its principal place of business, separate books of account for the Company that shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company business in accordance with generally accepted accounting principles consistently applied, and, to the extent inconsistent therewith, in accordance with this Agreement. Such books of account, together with the stock ledger books of the Company and a certified copy of this Agreement and of the Certificate, shall at all times be maintained at the principal place of business of the Company and shall be open to inspection and examination at reasonable times by each Member and its duly authorized representative for any purpose reasonably related to such Member’s interest in the Company. Each Member shall bear all expenses incurred in any examination made for such Member’s account and shall keep all information obtained during such inspection confidential.

10.2 Reports. The Manager shall cause to be prepared and sent to each Member annually, or an agent appointed by such Member for such purpose, financial statements and a report thereon of independent public accountants and shall submit on a quarterly basis such reports as may be required by Regulation H of the Federal Reserve Board to each Member during such quarter, or an agent appointed by such Member for such purpose.

ARTICLE XI - MISCELLANEOUS

11.1 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

11.2 Amendment. All rights granted to the Members under this Agreement are granted subject to the reservation of the right of the Manager to amend this Agreement, including any Schedules hereto, as herein provided. This Agreement, including any Schedules hereto, may be amended from time to time, in whole or in part, by an instrument in writing signed by the Manager. Copies of each such amendment materially changing the Investment Policies shall be delivered to each Member at least ten (10) days prior to the effective date of such amendment; provided, however, in the case of any amendment that the Manager determines is necessary or appropriate to prevent the Company from being treated as a publicly traded partnership taxed as a corporation under Section 7704 of the Code, the amendment shall be effective on the date provided in the instrument containing the terms of such amendment. Nothing contained in this Agreement shall permit the amendment of this Agreement to impair the exemption from personal liability of the Manager, officers, employees and agents of the Company or Manager or to permit assessments upon the Members.

11.3 Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of The Commonwealth of Massachusetts and all rights and remedies shall be governed by such laws without regard to principles of conflicts of laws.

11.4 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. There shall be substituted for such provision so rendered ineffective a provision which, as far as legally possible, most nearly reflects the intent of the parties hereto.

11.5 Section Headings; Interpretation. Section headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof. All expressions such as “hereof,” “herein” and “hereunder” shall be deemed to refer to this Agreement and not exclusively to the Article or Section in which such words appear.

11.6 Notices. All notices provided for in this Agreement shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by registered or certified mail, as follows:

(a) if given to the Company, in care of the Manager at the Company’s principal place of business;

(b) if given to the Manager, at its mailing address set forth on Schedule A attached hereto; or

(c) if given to any Member, at the address set forth opposite its name on Schedule A attached hereto or set forth in such Member’s Subscription Agreement with the Company, or at such other address as such Member may hereafter designate by written notice to the Company, which address shall then be reflected in the share ledger books of the Company.

All such notices shall be deemed to have been given, (a) when delivered personally, by recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, upon the third day after such notice is sent and (b) when given by telecopier or facsimile transmission, upon receipt of return acknowledgment by telecopier or facsimile transmission.

11.7 Failure to Pursue Remedies. The failure of any party to seek redress for violation of, or to insist upon the strict performance of, any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of any original violation.

11.8 Cumulative Remedies. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other right the parties may have by law, statute, ordinance or otherwise.

11.9 Binding Effect. This Agreement shall be binding upon and enure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, legal representatives and assigns.

11.10 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have executed this instrument as of the 30th day of May, 1997, to be effective July 1, 1997.

MANAGER

STATE STREET BANK AND TRUST COMPANY

By:	/s/ John T. Grady, Jr.
Name:	John T. Grady, Jr.
Title:	Principal

INITIAL MEMBERS:

STATE STREET BANK AND TRUST COMPANY, as Trustee of the Malaysia Emerging Markets Securities Lending Index Fund, the Mexico Emerging Markets Securities Lending Index Fund, and the South Africa Emerging Markets Securities Lending Index Fund

By:	/s/ Marc Simons
Name:	Marc Simons
Title:	Principal

Amendment to the Operating Agreement of

Collateral Investment Fund, LLC

Reference is made to the Operating Agreement, dated May 30,1997 (as amended from time to time, the “Operating Agreement”) of Collateral Investment Fund, LLC, a Massachusetts limited liability company. Pursuant to Section 11.2 of the Operating Agreement, State Street Bank and Trust Company (the “Manager”) hereby amends the Operating Agreement as follows:

1.	The Investment Policies of the Company are hereby amended and restated as set forth in Schedule B attached hereto.

2.	The following text shall be inserted immediately after the end of Section 6.7 of the Operating Agreement:

6.8 Manager’s Discretion. Notwithstanding any other provision of this Agreement, to the extent the Manager in its sole discretion deems it necessary or appropriate, Shares of the Company may be transferred, distributed or contributed to one or more transferees by a Member, and by any transferee who receives Shares from a Member or a transferee, and no such transferee shall be required to enter into a subscription agreement or take any other action in order to hold Shares. Any such transferee shall be subject to this Agreement except as otherwise determined in the sole discretion of the Manager. Moreover, in processing redemption requests from Members, the Manager may vary the per Share redemption amount paid to Members based on such factors as the Manager may determine in its sole discretion, such as the amount, timing and frequency of a Member’s redemption requests. The Manager may in its sole discretion treat one or more Members differently from other Members in determining the extent to which a particular Member is entitled to have its Shares redeemed, the per Share redemption amount to be paid to a particular Member, the timing, manner (cash, in-kind or a combination thereof) and frequency of redemption payments, and any other matters relevant to a Member’s withdrawal.

IN WITNESS WHEREOF, the Manager has executed this Amendment on April 1,2009.

State Street Bank and Trust Company

By:	/s/ Mark Hoafel
Name:	Mark Hoafel
Title:	Managing Director

Exhibit A: Tab D

STATE STREET GLOBAL SECURITIES LENDING TRUST

DECLARATION OF TRUST

Dated as of January 7, 1998

The interests in the State Street Global Securities Lending Trust issued pursuant to this Declaration of Trust have not been registered under the Securities Act of 1933, or under the securities or “Blue Sky” laws of any foreign country, state or other jurisdiction, and may not be sold or transferred unless they are registered under the Securities Act of 1933, and any other applicable securities or “Blue Sky” laws, or unless an exemption from such registration is available. Such interests are subject to the restrictions on transfer set forth in this Declaration of Trust.

Section		Page
ARTICLE I

NAME; PURPOSES OF THE TRUST; DEFINITIONS

1.1.	Name	2
1.2.	Purpose of the Trust	2
1.3.	Definitions	2

ARTICLE II

THE TRUSTEE

2.1.	Powers	4
2.2.	Trust Policies	8
2.3.	Yield Reserve; Equitable Adjustments	8
2.4.	Legal Title	9
2.5.	Sole Trustee; Term of Office	9
2.6.	No Bond Required	9
2.7.	Reliance on Experts and Others	9
2.8.	Protection of Officers and Employees of the Trustee	10

ARTICLE III

CONTRACTS

3.1.	Management Contract	10
3.2.	Custodian Agreement	10
3.3.	Affiliations of Beneficial Owners, Trustee, Officers and Others	10

ARTICLE IV

LIMITATION OF LIABILITY; INDEMNIFICATION

4.1.	Limitation of Personal Liability of Trustee, Officers, Employees, and Agents	11
4.2.	Indemnification of Trustees, Officers and Others	12
4.3.	Indemnification of Beneficial Owners	12

Section		Page
ARTICLE VIII

DURATION AND TERMINATION OF TRUST; AMENDMENT; REORGANIZATION

8.1.	Duration and Termination	18
8.2.	Amendment Procedure	19
8.3.	Reorganization	19

ARTICLE IX

REPORTS TO BENEFICIAL OWNERS

9.1.	Reports	20
9.2.	Inspection of Properly, Books and Records	20

ARTICLE X

MISCELLANEOUS

10.1.	Governing Law	20
10.2.	Reliance by Third Parties	20
10.3.	Severability	21
10.4.	Offices of the Trust	21
10.5.	Agent for Service of Process	21
10.6.	Section Headings; Interpretation	21

SCHEDULE A		22

STATE STREET GLOBAL SECURITIES LENDING TRUST

DECLARATION OF TRUST

DECLARATION OF TRUST by State Street Bank and Trust Company of New Hampshire, N.A., a trust company organized as a national bank. State Street Bank and Trust Company of New Hampshire, N.A. will act as the Trustee of the New Hampshire Investment trust established hereby (the “Trustee” as defined hereafter).

WITNESSETH

WHEREAS, the Trustee desires to establish a New Hampshire investment trust for the investment and reinvestment of money and other property contributed thereto by or on behalf of the Beneficial Owners (hereinafter defined);

WHEREAS, the Trustee has agreed to manage all property coming into its hands as a trustee of a New Hampshire investment trust in accordance with the provisions hereinafter set forth;

WHEREAS, it is the intention of the parties to this Declaration that the trust created hereby qualify for the exemption set forth in section 3(c)(1) or section 3(c)(7) of the Investment Company Act of 1940, as amended;

WHEREAS, it is the intention of the parties to this Declaration to form a partnership for federal tax purposes and to form a New Hampshire investment trust (not subject to taxation in the State of New Hampshire) and otherwise comply with the provisions of the New Hampshire Investment Trust Act; and

NOW THEREFORE, the Trustee hereby declares that it will hold all cash, securities and other assets, including without limitation all income thereon, which it may from time to time acquire in any manner as Trustee hereunder IN TRUST, and not in any other capacity, to manage and dispose of the same upon the following terms and conditions for the benefit of the holders from time to time of Units (hereinafter defined) of beneficial interest in this Trust created hereunder as hereinafter set forth.

ARTICLE I

NAME; PURPOSES OF THE TRUST; DEFINITIONS

1.1. Name. The name of the Trust created hereby is the State Street Global Securities Lending Trust, and so far as may be practicable the Trustee shall conduct the business and activities of the Trust created hereby and execute all documents and take all actions under that name.

1.2. Purpose of the Trust. The purpose of the Trust is to operate as a New Hampshire investment trust in connection with the Securities Lending Program organized and managed by State Street, and accordingly, to limit its activities to investment activities and those incidental to or in support of such activities.

1.3. Definitions. As used in this Declaration, the following terms shall have the following meanings (each such meaning to be equally applicable to both the singular and plural forms of the respective terms so defined):

“Accounting Period” means, with respect to a particular Valuation Date, the period beginning immediately following the close of business on the immediately preceding Valuation Date and ending on the close of business on the Valuation Date in question.

“Affiliate” means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, investment trust or similar organization controlling, controlled by or under common control with a Person.

“Bankruptcy” shall be deemed to occur with respect to any Person when such Person is voluntarily adjudicated a bankrupt or insolvent, or seeks, consents to or does not contest the appointment of a receiver or trustee for itself or all or any part of its property, or files a petition seeking relief under the bankruptcy, arrangement, reorganization or other debtor relief laws of the United States or any other competent jurisdiction, or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they mature, or when a petition is filed against such Person seeking relief under the bankruptcy, arrangement, reorganization or other debtor relief laws of the United States or other competent jurisdiction or a court of competent jurisdiction enters an order, judgment or decree appointing, without the consent of such Person, a receiver or trustee for it, or for all or any part of its property, and such petition, order or decree shall not be discharged or stayed within a period of sixty (60) days after its entry.

“Beneficial Owner” shall mean an owner of Units as set forth on the books of the Trust and “Beneficial Owners” shall mean all owners of Units collectively.

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“Business Day” shall mean any day or part of a day on which both the New York Stock Exchange and the principal offices of the Trustee are open for business.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, together with any successor statute, and the regulations promulgated thereunder.

“Custodian” shall have the meaning set forth in Section 3.2.

“Declaration” shall mean this Declaration of Trust, as amended from lime to time.

“Expenses” shall have the meaning set forth in Section 4.2.

“Incapacity” shall mean, as to any Person, the Bankruptcy or the dissolution or termination (other than by merger or consolidation) of such Person.

“Investment Manager” shall have the meaning set forth in Section 3.1.

“Management Agreement” shall mean the investment advisory or management agreement entered into by the Trust and the Investment Manager pursuant to Section 3.1,

“Net Asset Value” shall mean the aggregate value of the Units of the Trust, determined pursuant to Article VI.

“New Hampshire Investment Trust Act” shall mean the provisions of the New Hampshire Investment Trust Act, N.H. Rev, State, Ann. 293-B (1991), as amended from time to time.

“Percentage Interest” shall mean with respect to any Beneficial Owner at any particular time, the number of Units held by such Beneficial Owner at such time divided by the number of Units outstanding at such time.

“Person” shall mean an individual, a partnership, a limited liability company, an association, a joint venture, a corporation, a business, a trust, an unincorporated organization, any other entity or a government or any department, agency, authority, instrumentality or political subdivision thereof.

“Schedule A” shall mean Schedule A attached to this Declaration and made a part hereof.

“State Street” shall mean State Street Bank and Trust Company, a trust company organized under the laws of the Commonwealth of Massachusetts.

“State Street-NH” shall mean State Street Bank and Trust Company of New Hampshire, N.A., a national bank, in its individual capacity and not as Trustee hereunder.

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“Trust” shall mean the New Hampshire investment trust established by this Declaration.

“Trust Property” shall mean any and all property, real or personal, tangible or intangible, which is owned or held by or for the account of the Trust or the Trustee.

“Trustee” shall mean initially State Street-NH, in its capacity as trustee hereunder and not individually, and then each Person who may from time to time be duly appointed, qualified and serving as a trustee pursuant to the applicable provisions of this Declaration and as required by the New Hampshire Investment Trust Act, and references to the Trustee shall refer to such Person in its capacity as trustee hereunder.

“Units” shall mean the units of interest into which the beneficial interest in the Trust shall be divided from time to time.

“Valuation Date” shall have the meaning set forth in Section 6.2.

“Yield Reserve” shall have the meaning set forth in Section 2.3.

“Yield Reserve Account” means an account that shall be adjusted as of the close of each Accounting Period as follows: (a) the account shall be credited with the amount of any income and gain credited to the account for such Accounting Period pursuant to Section 7.1(a) and (b) the account shall be debited by the amount of any income and gain allocated to the Beneficial Owners pursuant to Section 7.2 for such Accounting Period.

ARTICLE II

THE TRUSTEE

2.1. Powers. The Trust shall be a New Hampshire investment trust and the Trustee, subject only to the specific limitations contained in this Declaration, shall have exclusive and absolute power, control and authority over the Trust Property and over the business of the Trust to the same extent as if the Trustee were the sole owner of the Trust Property and business in its own right, including such power, control and authority to do all such acts and things as in the judgment and discretion of the Trustee are necessary or incidental to, or in support of, the investment and reinvestment of the Trust Property consistent with its policies set forth herein or in order to promote the interests of the Trust, including, without limitation, the power to execute, deliver and perform any and all contracts and instruments that it may consider necessary, incidental, convenient or desirable in connection with the management of the Trust. The enumeration of any specific power, control or authority herein shall not be construed as limiting the aforesaid power, control and authority or any other specific power, control or authority. The Trustee shall have power to conduct and carry on the business of the Trust, or any part thereof, to have one or more offices and to exercise any or all of its trust powers and rights, in the State of New Hampshire, in any other states, territories, districts, colonies and dependencies of the United

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States and in any foreign countries. In construing the provisions of this Declaration, the presumption shall be in favor of a grant of power to the Trustee. Such powers of the Trustee may be exercised without order of or resort to any court.

Without limiting the foregoing, the Trustee, on behalf of and in the name of the Trust, shall have the power in its discretion:

(a) To operate as and to carry on the business of a private investment trust, and to exercise all the powers necessary or incidental to, or in support of, its investment activities.

(b) To subscribe for, to invest and reinvest funds in, and to hold for investment, securities, instruments and other property, including without limitation the following: bonds, notes and similar debt instruments; commercial paper; obligations of the United States Government (including its agencies and instrumentalities); instruments of United States and foreign banks (including without limitation State Street-NH and its bank Affiliates) including without limitation time deposits, certificates of deposit and banker’s acceptances; fixed, variable and indexed rate notes, master notes and investment contracts; repurchase agreements and reverse repurchase agreements (including without limitation agreements with State Street-NH and its Affiliates); securities issued by investment companies registered under the 1940 Act and companies, trusts and other entities exempt from the 1940 Act under Section 3(c) thereof (including without limitation companies, trusts and entities maintained, sponsored, advised and/or managed by State Street-NH and its Affiliates), which invest primarily in money market instruments; and other short-term fixed income investments (including without limitation investments maintained, sponsored, advised or managed by State Street-NH and/or its Affiliates).

(c) To hold cash uninvested pending investment or distribution.

(d) To exercise all rights, powers and privileges of ownership or interest in all securities, instruments and assets included in the Trust Property, including the right to vote, give assent, execute and deliver proxies or powers of attorney to such Persons as the Trustee shall deem proper and otherwise act with respect thereto and to do all acts for the preservation, protection, improvement and enhancement in value of all such securities, instruments and assets and to delegate, assign, waive or otherwise dispose of any of such rights, powers or privileges.

(e) To exercise all powers and rights of subscription or otherwise which in any manner may arise out of the Trust’s ownership of securities, instruments and assets.

(f) To make distributions to the Beneficial Owners, payable in cash, property or any combination of cash and property as determined by the Trustee, out of the Trust Property.

(g) To appoint and remove officers and appoint and terminate agents and consultants, including, without limitation, the Investment Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents, and hire and terminate employees of the Trust as the Trustee may deem desirable for the transaction of the business of the Trust and to provide for the compensation of all of the foregoing.

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(h) To contract with such Persons as the Trustee may deem desirable for the transaction of the business of the Trust, including, without limitation, the Investment Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents.

(i) To the extent permitted by law and determined by the Trustee, to indemnify any Person with whom the Trust has dealings, including, without limitation, its employees and officers, State Street-NH and its officers and employees, the Investment Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents.

(j) To delegate from time to time to agents and consultants, including, without limitation, the Investment Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents, such power and authority (including discretion with respect to the power and authority so granted) and the doing of such things and the execution of such instruments, either in the name of the Trust or the name of the Trustee or otherwise, as the Trustee may deem expedient, and such Persons may exercise some or all of the power of the Trustee as the Trustee may determine, provided that no such Person shall have the power to change the principal office of the Trust or to appoint, change or remove the Trustee, the Investment Manager or the Custodian.

(k) To incur and pay out of the Trust Property, either on a current basis or subject to amortization over such period as the Trustee may reasonably determine to be appropriate, the compensation and fees of the Trustee as such may be disclosed to the Beneficial Owners from time to time, any charges, taxes and expenses which in the opinion of the Trustee are necessary or incidental to, or in support of, the carrying out of any of the purposes of this Declaration (including, without limitation, the costs and expenses incurred in connection with the establishment of the Trust and the compensation and fees for the Trust’s officers, employees, Investment Manager, Custodian, depositories, pricing agents, accountants, attorneys, brokers and broker-dealers, and other independent contractors or agents).

(l) To prosecute or abandon and to compromise, arbitrate or otherwise adjust claims in favor of or against the Trust or any matter in controversy.

(m) To sue or be sued in the name of the Trust.

(n) To foreclose any security interest securing any obligations owed to the Trust.

(o) To exercise the right to consent, and to enter into releases, agreements and other instruments, including, but not limited to, the right to consent or participate in any plan for

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the reorganization, consolidation or merger of any corporation or issuer of any security which is or was held by the Trust; to consent to any contract, lease, mortgage, purchase or sale of such property by said corporation or issuer, and to pay calls or subscriptions with respect to securities held by the Trust, and to consent to any amendment to or waiver of the provisions of any indenture or similar instrument pursuant to which any security held by the Trust was issued.

(p) To join with other holders of any securities or debt instruments in acting through a committee, depositary, voting trustee or otherwise, and in that connection to deposit any security or debt instrument with, or transfer any security or debt instrument to, any such committee, depositary or trustee, and to delegate to them such power and authority with relation to any security or debt instrument (whether or not so deposited or transferred) as the Trustee shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depositary or trustee as the Trustee shall deem proper.

(q) To enter into joint ventures, general or limited partnerships and any other combinations or associations formed to conduct investment activities and those activities identical to or in support thereof within the meaning of New Hampshire Revised Statutes Annotated 77-A:I, XXI and 77-E:1, XIV.

(r) To determine and change the fiscal year of the Trust and the method in which its accounts shall be kept.

(s) To adopt a seal for the Trust, but the absence of such seal shall not impair the validity of any instrument executed on behalf of the Trust.

(t) To take such actions as are authorized or required to be taken by the Trustee pursuant to other provisions of this Declaration.

(u) To execute, deliver, acknowledge and file all necessary documents as required by the New Hampshire Investment Trust Act or other applicable law.

(v) In general to carry on any other business incidental to, or in support of, the investment activities of the Trust, to do everything necessary, suitable or proper for the accomplishment of any purpose or the furtherance of any power herein set forth, either alone or in association with others, which is incidental to, or in support of, the Trust’s investment activities and to take any action incidental to, or in support of, the business, purposes or powers of the Trustee.

The Trustee shall not be limited by any law now or hereafter in effect or customs limiting the investments which may be made or retained by fiduciaries, but shall have full power and authority to make any and all investments consistent with the policies of the Trust (as set forth in Schedule A) and otherwise within the limitations of this Declaration that it shall determine, and without liability for loss even though such investments do not or may not produce income or are of a character or in an amount not considered proper for the investment of trust funds. The

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decision of the Trustee shall be conclusive as to whether an investment is of a type that may be purchased for the Trust in accordance with its policies. In connection with the exercise of its powers and subject to the following sentence, the Trustee may employ agents, independent contractors or consultants, including, without limitation, the Investment Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, and other independent contractors, agents or consultants, who are Affiliates of the Trustee or the Trust. The Trustee may employ brokers and broker-dealers who are Affiliates of the Trustee or the Trust, provided, however, that the fees, if any, paid to such brokers or broker-dealers are no greater than comparable fees which would be paid to brokers or broker-dealers who are not Affiliates of the Trustee or the Trust.

Notwithstanding anything to the contrary in this Declaration, the Trust shall not (i) engage in any activities which would cause the Trust to be an insurance company, (ii) conduct any banking activities resulting in the acceptance of deposits insured under the Federal Deposit Insurance Act, as amended, 12 U.S.C. 1811 et seq., or a similar federal statute, or (iii) conduct any activities that would render the Trust taxable as a corporation (for example, activities of a taxable mortgage pool).

Notwithstanding any other provision of this Agreement, the Trustee shall exercise its powers in a manner consistent with the following limitations with regard to the activities of the Trust: (i) the Trust will earn a return only from the investment of capital, not the provision of services or goods; (ii) the Trust will structure its investments so that it does not exercise day-today management or general operating control of the business underlying a particular investment, however, (iii) in its capacity as an investor, the Trust will oversee each investment and may, in appropriate cases, or to the extent necessary to preserve its investment, intervene in, or control temporarily, the day-to-day management of the business underlying an investment.

2.2. Trust Policies. Notwithstanding anything to the contrary in this Declaration, the Trust Property shall at all times be invested and administered in accordance with the policies described in Schedule A.

2.3. Yield Reserve; Equitable Adjustments. Notwithstanding anything to the contrary in this Declaration (including without limitation Section 5.1 regarding the creation of Units and Section 6.3 regarding valuation), the Trustee shall have the authority in its reasonable discretion (a) to establish and maintain a reserve account under the Trust by reserving and setting aside from time to time a portion of the income on the Trust Property (the “Yield Reserve”) and (b) to draw down upon the Yield Reserve from time to time in its discretion for the purposes of maintaining the effective yield to the Beneficial Owners over time, addressing to the extent practicable any material dilution or other unfair result or any adverse impact of any valuation pursuant to Section 6.3 and/or making supplemental distributions from time to time to the Beneficial Owners. The balance of the Yield Reserve, if any, remaining at the close of each taxable year of the Trust shall be distributed to the Beneficial Owners in proportion to their respective Percentage Interests at such time. The Trustee shall also have the authority, notwithstanding anything to the contrary in this Declaration, in its sole discretion to determine

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that any valuation pursuant to Section 6.3 has resulted in a material dilution or other unfair result to the Beneficial Owners or to any Person proposing to purchase Units, or has caused an adverse impact on the Trust, and to make such adjustments or take such action at that time that it reasonably believes to be necessary to eliminate, reduce or otherwise address to the extent reasonably practicable such dilution or other unfair result or adverse impact. Any such adjustments or other actions may be made retroactively, currently or prospectively in the sole discretion of the Trustee.

2.4. Legal Title. Legal title to all the Trust Property shall as far as may be practicable be vested in the name of the Trust, which name shall refer to the Trustee in its capacity as Trustee, and not individually or personally, and shall not refer to the officers, agents, employees or the Beneficial Owners of the Trust or of the Trustee, provided that the Trustee shall have power to cause legal title to any Trust Property to be held by or in the name of one or more custodians, subcustodians, securities depositories or their respective nominees.

2.5. Sole Trustee; Term of Office. The Trustee shall qualify in all respects as a trustee under the New Hampshire Investment Trust Act and shall serve as the sole trustee of the Trust. The Trustee shall hold office during the duration of the Trust and until the earlier of (a) its termination as provided in this Declaration or (b) the effectiveness of its Trustee’s resignation. The Trustee may resign such office at any time (without need for prior or subsequent accounting) by notice in writing to the Beneficial Owners, such resignation to take effect upon the appointment of successor Trustee of one or more Persons which qualify in all respects as trustees under the New Hampshire Investment Trust Act and the written acceptance of such appointment by each successor (including written agreement to be bound by the terms of this Declaration).

2.6. No Bond Required. The Trustee shall not be obliged to give any bond or other security for the performance of any of its duties hereunder.

2.7. Reliance on Experts and Others. The Trustee and each officer, employee and agent of the Trust (including without limitation the Investment Manager and the Custodian) shall, in the performance of its duties, be fully and completely justified and protected by relying in good faith upon the books of account or other records of the Trust, or upon reports made to the Trustee by (a) any of the officers or employees of the Trust, (b) the Investment Manager, the Custodian, depositories or pricing agents of the Trust, or (c) any accountants, attorneys or appraisers or other agents, experts or consultants selected with reasonable care by the Trustee, regardless of whether any such agent, expert or consultant may also be a Trustee. The Trustee, officers, employees and agents of the Trust may take advice of counsel with respect to the meaning and operation of this Declaration, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice. The exercise by the Trustee of its powers and discretion hereunder and the construction in good faith by the Trustee of the meaning or effect of any provisions of this Declaration shall be binding upon everyone interested.

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2.8. Protection of Officers and Employees of the Trustee. The employees and officers of the Trustee (and the Investment Manager and Custodian) shall be entitled to the same benefits as to which the Trustee is entitled pursuant to Sections 2.8,4.1, 4.2 and 4.4 hereof.

ARTICLE III

CONTRACTS

3.1. Management Contract. Without limiting the powers set forth in Section 2.1 hereof, the Trustee may from time to time, cause the Trust to enter into an investment advisory or management contract with State Street or any of its Affiliates (the “Investment Manager”) pursuant to which such Investment Manager shall agree to make investment decisions or recommendations and administer the Trust Property and the business operations of the Trust in accordance with this Declaration and the policies of the Trust described in Schedule A. The acts and services of the Investment Manager shall be performed upon such basis of compensation as may be agreed upon by the Trustee and the Investment Manager. Such contract shall contain such other terms and conditions not inconsistent with the provisions of this Declaration and applicable law, as the Trustee may in its discretion determine.

3.2. Custodian Agreement. Without limiting the powers set forth in Section 2.1 hereof, the Trustee may employ State Street or any of its Affiliates as custodian for the Trust (the “Custodian”) to hold all or part of the Trust Property pursuant to a custodian agreement. The acts and services of the Custodian shall be performed upon such basis of compensation as may be agreed upon by the Trustee and the Custodian. Such contract shall contain such other terms and conditions not inconsistent with the provisions of this Declaration and applicable law, as the Trustee may in its discretion determine.

3.3. Affiliations of Beneficial Owners, Trustee, Officers and Others. The fact that any Beneficial Owner or any trustee, director, officer, employee or agent of the Trust or Trustee is a shareholder, member, director, officer, partner, trustee, employee, manager, adviser, affiliate or distributor of or for any Person or of or for any parent or Affiliate of any Person with which an investment advisory, custodian, depository, pricing agent, disbursing agent or similar agency contract may have been or may hereafter be made, or that any such Person, or any parent or affiliate thereof, has any other interest in the Trust, or that any such Person also has any one or more similar contracts with one or more other such Persons, or has other businesses or interests, shall not affect the validity of any such contract (including without limitation any fees or other compensation thereunder) made or that may hereafter be made with the Trustee or disqualify a Beneficial Owner or any Trustee, officer, employee or agent of the Trust or Trustee from executing the same or create any liability or accountability to the Trustee, the Trust or the Beneficial Owners.

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ARTICLE IV

LIMITATION OF LIABILITY; INDEMNIFICATION

4.1. Limitation of Personal Liability of Trustee, Officers, Employees and Other Agents.

(a) No Trustee, officer, employee or agent of the Trust (including without limitation the Investment Manager and the Custodian) shall have the power to bind any other Trustee, officer, employee, or agent of the Trust personally. Each Trustee, officer, employee, and agent of the Trust, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the Trust, shall be deemed to be acting as Trustee, officer, employee, or agent of the Trust and not in his own individual capacity. Except as provided otherwise in section 4.1(b), no such Trustee, officer, employee, or agent of the Trust shall be personally liable to any Person for any debt, claim, action, demand, suit, proceeding, judgment, decree, liability, or obligation of any kind against or with respect to the Trust arising out of any action taken or omitted by, for or on behalf of the Trust; and all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust.

(b) The Trustee accepts the Trust hereby created and agrees to perform its duties hereunder with respect to the same but only upon the terms of this Declaration. The Trustee and each officer, employee or agent of the Trust (including without limitation the Investment Manager and the Custodian) shall not be personally liable under any circumstances, except for its own willful misconduct, gross negligence or reckless disregard of its duties hereunder. The Trustee shall not be personally liable for or in respect of the validity or sufficiency of this Declaration. No provision of this Declaration shall require the Trustee or any agent of the Trust to expend or risk its personal funds or otherwise incur any financial liability in the performance of any of its rights or powers hereunder, if the Trustee or any agent of the Trust shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured or provided to it.

(c) The Trustee shall not incur liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, certificate, report, opinion, bond or other document or paper believed by it to be genuine and believed by it to be signed by the proper party or parties. The Trustee may accept a certified copy of a resolution of the board of directors or other governing body of any Person as conclusive evidence that such resolution has been duly adopted by such Person and that the same is in full force and effect. As to any fact or matter the manner of ascertainment of which is not specifically prescribed herein, the Trustee may for all purposes hereof rely on a certificate, signed by the president or any vice president or by the treasurer or any secretary or assistant secretary (or by any individual occupying any comparable office) of the relevant party, as to such fact or matter, and such certificate shall constitute lull protection to the Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon.

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(d) In the exercise or administration of the Trust hereunder, the Trustee (i) may act directly or, at the expense of the Trust, through agents, including attorneys, pursuant to agreements entered into with any of them, and the Trustee shall not be liable for the neglect, default or misconduct of such agents, including attorneys, if such agents shall have been selected by the Trustee with reasonable care; and (ii) may, at the expense of the Trust, consult with counsel, accountants and other skilled persons to be selected with reasonable care and employed by it, and the Trustee shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such accountants or other skilled persons or for anything done, suffered or omitted on advice of counsel in accordance with Section 2.8.

(e) In accepting the Trust hereby created the Trustee acts solely as a trustee hereunder and not in its individual capacity.

4.2. Indemnification of Trustees, Officers and Others.

(a) Each Trustee, officer, employee or other agent of the Trust, (including Persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise and including without limitation the Investment Manager and the Custodian) and their respective successors, assigns, agents and servants shall be entitled to be indemnified from the Trust Property from and against any and all liabilities, obligations, losses, damages, taxes (other than taxes based on fees, compensation or commissions received by it in connection with the administration of the Trust or the Trust Property), claims, actions, suits, costs, expenses and disbursements (including legal and accounting fees and expenses) of any kind and nature whatsoever (collectively, “Expenses”) which may be imposed on, incurred by or asserted at any time against such Person (whether or not indemnified against by other parties) in any way related to or arising out of this Declaration, the administration of the Trust Property or the action or inaction of such Person hereunder, except that no such Person shall be entitled to indemnity for Expenses arising or resulting from its own willful misconduct, gross negligence or reckless disregard of its duties hereunder. The indemnities contained in this Section 4.2 shall survive the termination of this Declaration.

(b) The Trustee shall have a lien on the Trust Property for any compensation or expenses and indemnity due hereunder. Such lien shall continue notwithstanding the distribution of such Trust Property in accordance with Section 8.1(c).

(c) Any amounts paid to the Trustee from the Trust Property pursuant to this Section 4.2 shall be deemed not to be part of the Trust Property immediately after such payment.

4.3. Indemnification of Beneficial Owners. In case any Beneficial Owner (or former Beneficial Owner) of the Trust shall be charged or held to be personally liable for any obligation or liability of the Trust solely by reason of being or having been a Beneficial Owner and not because of such Beneficial Owner’s acts or omissions or for some other reason, said Trust (upon proper and timely request by the Beneficial Owner) shall assume the defense against such charge and satisfy any judgment thereon, and the Beneficial Owner or former Beneficial Owner (or his

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heirs, executors, administrators or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall (assuming proper and timely written notification to the Trustee of the potential liability) be entitled out of the Trust Property to be held harmless from and indemnified against all liabilities, obligations, losses, damages, expenses and disbursements, (including legal and accounting fees which have first been approved by the Trustee as reasonable), arising from such liability. The indemnification contained in this Section 4.3 shall survive the termination of this Declaration and any Beneficial Owner entitled to indemnification hereunder shall have a claim against the Trust Property notwithstanding its distribution in accordance with Section 8.1(c).

4.4. Advance Payment of Expenses. The Trust shall be permitted to advance funds to any Trustee, Beneficial Owner, officer, employee or agent of the Trust (including without limitation the Investment Manager and the Custodian) for legal expenses and other costs incurred as a result of a legal action to which it is entitled to indemnification pursuant to Sections 4.2 or 4.3, if, in the case of an advance to a Trustee, officer, employee or agent, such Person agrees in writing to repay the advanced funds to the Trust in cases in which it is subsequently determined that such Person is not entitled to indemnification pursuant to Section 4.2 and 4.3 hereof.

ARTICLE V

UNITS

5.1. Description of Units. The beneficial interest in the Trust shall be divided into Units, all without par value. Each Unit shall be identical in all respects with every other Unit and shall represent an undivided beneficial interest in the Trust Property; provided, however, that a fractional Unit shall carry proportionately all the rights and obligations of a Unit of the Trust, including rights and obligations with respect to receipt of distributions, redemption of Units and liquidation of the Trust. The Trustee may from time to time divide the Units of the Trust into a greater number of Units of lesser value or decrease the number of Units of the Trust into a lesser number of Units of greater value, provided that the proportionate interest of each Beneficial Owner in the Trust shall not thereby be changed. The Trust shall have authority to issue an unlimited number of Units (including fractional Units); and the Trustee may issue Units at any time and from time to time for such consideration and on such terms consistent with this Declaration as it may determine all without action or approval of the Beneficial Owners. All Units when so issued on the terms determined by the Trustee shall be fully paid and non-assessable.

5.2. Eligibility for Participation. The Trustee may, in its sole discretion, establish eligibility requirements for admission of an investor as a Beneficial Owner and refuse to admit any investor which fails to satisfy such eligibility requirements. The Trustee may, in its sole discretion, accept from an investor as consideration cash, property or both at such value as may be determined by the Trustee. The Trustee may, in its sole discretion, refuse to accept an investment in the Trust from any Person.

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5.3. Contributions to the Trust. Unless otherwise determined by the Trustee, any person by whom or on whose behalf a contribution is made to the Trust shall become a Beneficial Owner with all the rights, privileges and obligations thereof (including without limitation receipt of distributions pursuant to Section 6.3 and Section 6.4, to the extent applicable, and tax allocations pursuant to Article VII) on the Business Day, and to the extent, that the Trustee receives immediately available funds attributable to such contribution.

5.4. Maintenance of Record Books. No certificates representing Units need be issued, but the Trustee shall maintain a record book which shall record the number of Units allocated to each Beneficial Owner. The record books of the Trust as kept by the Trustee or any transfer or similar agent, as the case may be, shall be conclusive as to who are the Beneficial Owners and as to the number of Units held from time to time by each such Beneficial Owner.

5.5. Redemption of Units.

(a) The Trust shall be required at such times as may be permitted by the Trustee, but no less frequently than as of the close of business on each Business Day, to redeem all or any part of the Units of each Beneficial Owner, at a redemption price equal to the then current Net Asset Value per Unit, determined in accordance with Article VI. Payment of the redemption price shall be made in cash by the Trust on the Business Day on which Units are redeemed; provided, however, that the Trustee may delay such payment for not more than seven (7) days if the Trustee determines that such delay is reasonably necessary to prevent such redemption or the payment of the redemption proceeds from having a material adverse impact on the Trust and/or the remaining Beneficial Owners. In no event shall the Trust or Trustee be liable to a Beneficial Owner for interest on the proceeds of any redemption. Notwithstanding any other provision in this Section 5.5 to the contrary, in accordance with Section 6.4, the Trustee may suspend the right of Beneficial Owners to receive redemptions of Units.

(b) Unless otherwise determined by the Trustee, each Unit shall be deemed to be redeemed for all purposes (including without limitation distributions pursuant to Section 6.3 and Section 6.4, to the extent applicable, and tax allocations pursuant to Article VII) as of the close of business on the Valuation Date immediately preceding the Business Day on which the Trust makes payment out of the Trust Property pursuant to a redemption request with respect to such Unit.

5.6. No Voting Rights. Beneficial Owners shall have no right to amend or terminate this Declaration of Trust or to appoint, select, vote for or remove the Trustee or its agents (including without limitation the Investment Manager and the Custodian) or to otherwise participate in the business decisions of the Trust or otherwise in connection with the Trust Property.

5.7. Rights of the Beneficial Owners. The ownership of the Trust Property and the right to conduct the business described in this Declaration are vested exclusively in the Trustee, and the Beneficial Owners shall have no interest therein other than the beneficial interest conferred by this Declaration.

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5.8. Status of Units and Limitation of Personal Liability. Units shall be deemed to be personal property giving only the rights provided in this instrument. Every Beneficial Owner by virtue of having become a Beneficial Owner shall be held to have expressly assented and agreed to the terms hereof and to have become a party hereto. The Beneficial Owners shall be entitled to the same limitation of liability extended to stockholders of a business corporation. Ownership of Units shall not entitle the Beneficial Owner to any title in or to the whole or any part of the Trust property or right to call for a partition or division of the same or for an accounting. Neither the Trust nor the Trustee, nor any officer, employee or agent of the Trust shall have any power to bind personally any Beneficial Owner, nor, except as specifically provided herein, to call upon any Beneficial Owner for the payment of any sum of money or assessment whatsoever other than such as the Beneficial Owner may at any time personally agree to pay.

5.9. Distributions. The Trustee shall have the right to declare and, simultaneously or at any other time in the Trustee’s sole discretion, to pay distributions on Units from the Trust Property from time to time. Subject to Section 2.3 hereof, such distributions shall be made to the Beneficial Owners in accordance with their Percentage Interest at the date and time of record established for the payment of such distributions.

5.10. Withholding. The Trust shall at all times be entitled to make payments with respect to any Beneficial Owner in amounts sufficient to discharge any obligation of the Trust to withhold or make payments to any governmental authority with respect to any foreign, federal, state or local tax liability arising as a result of such Beneficial Owner’s interest in the Trust. Notwithstanding anything to the contrary contained in this Declaration, the Trust may from to time redeem a sufficient number of Units of any Beneficial Owner or apply any and all distributions due or payable to such Beneficial Owner to pay and discharge any obligation or payment attributable to such Beneficial Owner referred to in the preceding sentence. Such redemption of Units and application of distributions may be made on such dates as shall permit the Trust to pay such obligations in immediately available funds or such later date as may be determined in the sole discretion of the Trustee. Each such payment which is not paid from redemption proceeds or from distributions to such Beneficial Owner on or prior to the date of such payment shall be deemed to be a loan by the Trust to such Beneficial Owner and shall not be deemed to be a distribution to such Beneficial Owner. The amount of such loan made with respect to such Beneficial Owner, plus interest on each such amount from the date of each such loan until such amount is repaid to the Trust at an interest rate per annum equal to the base rate on corporate loans at large U.S. money center commercial banks (as reported by The Wall Street Journal), shall be repaid to the Trust by (a) deduction from any distributions made, or redemption proceeds paid, to such Beneficial Owner pursuant to this Agreement or (b) after payment by such Beneficial Owner to the Trust, in each case as determined by the Trustee in its discretion.

5.11. Non-Transferability of Units. The beneficial interest in the Trust of a Beneficial Owner shall be non-transferable and any purported transfer shall be void and of no effect and the

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Trustee, officers, employees and agents of the Trust shall not be entitled or required to recognize any legal, equitable or other claim or interest in the Trust on the part of any such purported transferee, whether or not any of them shall have express or other notice of such claim or interest. In addition, the Units have not been, and are not expected to be, registered under federal or state securities laws.

ARTICLE VI

VALUATION

6.1. By Whom Determined. The Trustee shall have the power and duty to determine from time to time the Net Asset Value of the Trust and may appoint one or more Persons to assist it in the determination of the value of securities and to make the actual calculations pursuant to its directions. The Net Asset Value of the Trust shall be determined as set forth in Section 6.3 and any determination made pursuant to this Article VI shall be binding on all parties concerned.

6.2. When Determined. The Net Asset Value of the Trust shall be determined as of the close of business on each Business Day and on such other dates and at such other times as may be required for any purpose determined by the Trustee. Any such date on which the Net Asset Value of the Trust is determined shall be referred to as a Valuation Date.

6.3. Valuation of Units. At the inception of the Trust, the value of each Unit of the Trust shall be deemed to be one dollar ($1.00) and, thereafter, the value of each Unit shall be determined in accordance with the following provisions of this Section 6.3. As of the close of business on each Valuation Date, (a) (i) with respect to securities issued by management investment companies, such securities shall be valued at the then-current net asset value, and (ii) with respect to all other securities, principal shall be valued at the Trust’s acquisition cost adjusted for amortization of premiums and accretion of discounts, and (b) in either case, net income (as determined by the Trustee in its sole discretion in accordance with uniform rules which are intended to account for charges, expenses and taxes payable by the Trust, to establish and maintain a Yield Reserve in the discretion of the Trustee and, to the extent practicable, to preserve the Unit value of the Trust at one dollar ($1.00) or such other constant amount as the Trustee may specify to the Beneficial Owners from time to time) shall be allocated among the Beneficial Owners in proportion to the number of Units of each Beneficial Owner in the Trust and shall be reinvested in additional Units or distributed on behalf of each such Beneficial Owner at such time or times as may be determined by the Trustee; provided, however, that the Trustee may determine in its sole discretion that such valuation may result in a material dilution or other unfair result to the Beneficial Owners or to any person proposing to purchase Units or otherwise have an adverse impact on the Trust, and in such event the Trustee reserves the right to adjust such valuation or take other action that it deems appropriate to eliminate or reduce to the extent reasonably practicable such dilution or other unfair result or adverse impact and without limiting the foregoing, the Trustee may reduce or eliminate the amount of income credited to or payable with respect to each Unit or apply net realized losses to offset net realized gains as of the

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Valuation Date such losses are realized or on any subsequent Valuation Date, and the Trustee may also adjust the valuation of the Units of one or more Beneficial Owners who are redeeming Units, even though the value of the Units of one or more other Beneficial Owners which are redeeming Units or one or more Persons which are purchasing Units as of such Valuation Date is not so adjusted or is adjusted on a different basis if the Trustee makes a good faith determination that such action is appropriate to reduce or eliminate the potential for material dilution or other unfair result to the Beneficial Owners or any Person proposing to purchase Units or to avoid any potential adverse impact of the Trust; provided, further, that the Trustee may determine in its sole discretion from time to time that preserving the Unit value of the Trust at a constant amount is impracticable or unfair and may allow such value to fluctuate.

6.4 Suspension of Valuations and Redemptions. Notwithstanding anything to the contrary in this Declaration, the Trustee may suspend the valuation of the assets or Units of the Trust pursuant to this Article VI and/or the right or obligation to redeem Units from the Trust in accordance with Article V for the whole or any part of any period when (a) any market or exchange on which a significant portion of the investments of the Trust are quoted is closed (other than for ordinary holidays) or during which dealings therein are restricted or suspended; (b) there exists any state of affairs which, in the sole opinion of the Trustee, constitutes an emergency as a result of which disposition of the assets of the Trust would not be reasonably practicable or would be seriously prejudicial to the Trust or the Beneficial Owners; (c) there has been a breakdown in the means of communication, or in any software and/or hardware systems, normally employed in determining the price or value of any of the investments of the Trust, or of current prices on any market or exchange on which a significant portion of the investments of the Trust are quoted, or when for any reason the prices or values of any investments owned by the Trust cannot reasonably be promptly and accurately ascertained; or (d) the transfer of funds involved in the realization or acquisition of any investment cannot, in the reasonable opinion of the Trustee, be effected at normal rates of exchange.

ARTICLE VII

ALLOCATIONS

7.1. Daily Allocations. As of the close of business on each Valuation Date, the Trustee shall determine the Trust’s items of income, gain, deduction and loss for the Accounting Period ending with such Valuation Date, using the interim closing of the books method. Such items shall be allocated among the Beneficial Owners as follows:

(a) First, items of income and gain shall be credited to the Yield Reserve Account in such amounts as are necessary so that the balance of the Yield Reserve Account equals the amount of the Yield Reserve (determined as of the close of the Accounting Period and taking into account any withdrawals from the Yield Reserve during the Accounting Period), as determined by the Trustee in its sole discretion. Items credited to the Yield Reserve Account shall be allocated pursuant to Section 7.2 rather than this Section 7.1.

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(b) Second, remaining items of income, gain, deduction and loss for the Accounting Period shall be allocated among the Beneficial Owners in proportion to their relative Percentage Interests as of the beginning of the Accounting Period (i.e., their relative Percentage Interests for such Accounting Period as determined prior to any distributions or contributions for such Accounting Period or any additions to or redemptions from the Trust occurring during the Accounting Period).

7.2 Allocations from Yield Reserve Account. Items of income and gain credited to the Yield Reserve Account pursuant to Section 7.1(a) shall be allocated among the Beneficial Owners as follows:

(a) First, at such times that the Yield Reserve is drawn down and amounts therein are credited for the benefit of particular Beneficial Owners during the taxable year, income and gain shall be allocated to each such Beneficial Owner in the amount of the Yield Reserve credited to the benefit of such Beneficial Owner.

(b) Second, any remaining items of income and gain as of the end of the taxable year shall be allocated in the same manner as the distribution of the balance (if any) of the Yield Reserve at the end of the taxable year.

7.3 Tax Allocations. Items of income, gain, loss, and deduction, as determined for federal income purposes, shall be allocated among the Beneficial Owners in compliance with the provisions of Section 704 of the Code as determined by the Trustee. To the extent possible, items of income, gain, deduction and loss as determined for federal income tax purposes shall be allocated in such a manner so as to result in annual tax allocations to each Beneficial Owner of an amount of net income (or loss) equal to the Beneficial Owner’s net return on its investment in the Trust for such year. The Trustee may amend the allocation provisions in this Article VII and adopt such accounting or other conventions and make such elections as it determines in its sole discretion.

ARTICLE VIII

DURATION AND TERMINATION OF TRUST; AMENDMENT; REORGANIZATION

8.1. Duration and Termination.

(a) The Trust shall terminate upon the election of the Trustee, in its discretion upon thirty (30) days’ prior written notice of such election to the Beneficial Owners. No Beneficial Owner shall have the right to terminate the Trust, and the Incapacity of one or more Beneficial Owners shall not result in the termination of the Trust. Upon the termination of the Trust:

(A) the Trust shall carry on no business except for the purpose of winding up its affairs;

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(B) the Trustee shall proceed to wind up the affairs of the Trust and all of the powers of the Trustee under this Declaration shall continue until the affairs of the Trust shall have been wound up, including the power to fulfill or discharge the contracts of the Trust, collect its assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining Trust Property to one or more persons at public or private sale for consideration which may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities, and do all other acts appropriate to liquidate its business; and

(C) after paying or adequately providing for the payment of all liabilities, including the establishment of reserves, and upon receipt of such releases, indemnities and refunding agreements as the Trustee deems necessary for the protection of the Trust, Trustee or Beneficial Owners, all remaining assets shall be distributed among the Beneficial Owners in accordance with their Percentage Interest as recorded on the books of the Trust after the Units are properly tendered for redemption as determined by the Trustee.

(b) After termination of the Trust and distribution of the remaining assets as herein provided, the Trustee shall execute and lodge among the records of the Trust an instrument in writing setting forth the facts of such termination and shall execute and file with the New Hampshire Secretary of State a certificate of cancellation pursuant to the New Hampshire Investment Trust Act, whereupon the Trustee shall be discharged from all further liabilities and duties hereunder, and the rights and interests of the Beneficial Owners shall thereupon cease.

8.2. Amendment Procedure. All rights granted to the Beneficial Owners under this Declaration of Trust are granted subject to the reservation of the right of the Trustee to amend this Declaration of Trust as herein provided. This Declaration (including the policies attached as Schedule A) may be amended from time to time by an instrument in writing signed by the Trustee and delivered to each Beneficial Owner at least ten (10) days prior to the effective date of such amendment, and such amendment may provide for its prospective, current, or retroactive effect as determined in the sole discretion of the Trustee; provided, that nothing contained in this Declaration shall permit the amendment of this Declaration to impair the exemption from personal liability of the Beneficial Owners, the Trustee, officers, employees and agents of the Trust or Trustee or to permit assessments upon the Beneficial Owners.

8.3 Reorganization. Pursuant to an agreement of merger or consolidation, the Trust may merge or consolidate with or into one or more New Hampshire investment trusts or other investment entities formed or organized or existing under the laws of any state or the United States or any foreign country or other foreign jurisdiction, with the Trust or other New Hampshire investment trust or other investment entity, as the agreement shall provide, being the surviving or resulting New Hampshire investment trust or other investment entity. Such a

19

merger or consolidation shall be approved by the Trustee and the Beneficial Owners representing at least a majority of the outstanding Units. In connection with a merger or consolidation hereunder, rights or securities of, or interests in, a New Hampshire investment trust or other investment entity which is a constituent party to the merger or consolidation may be exchanged for or converted into cash, property, rights or securities of, or interests in, the surviving or resulting New Hampshire investment trust or other investment entity or, in addition to or in lieu thereof, may be exchanged for or converted into cash, property, rights or securities of, or interests in, a New Hampshire investment trust or other investment entity which is not the surviving or resulting New Hampshire investment trust or other investment entity in the merger or consolidation.

ARTICLE IX

REPORTS TO BENEFICIAL OWNERS

9.1. Reports. The Trustee shall annually submit to each Beneficial Owner, or an agent appointed by such Beneficial Owner for such purpose, financial statements and a report thereon of independent public accountants and shall submit on a quarterly basis such reports as may be required by Regulation H of the Federal Reserve Board to each Beneficial Owner during such quarter, or an agent appointed by such Beneficial Owner for such purpose.

9.2. Inspection of Property, Books and Records. The Trustee shall permit representatives of any Beneficial Owner at the Beneficial Owner’s expense to visit and inspect any of the Trust’s properties, to examine and make abstracts from any of the Trust’s books and records and to discuss the Trust’s affairs, finances and accounts with the Trustee and the Trust’s independent public accountants, all at such reasonable times and as often as may be reasonably desired. The Trustee may require such Beneficial Owner to enter into such confidentiality or similar agreements as the Trustee may reasonably request.

ARTICLE X

MISCELLANEOUS

10.1. Governing Law. The Trust set forth in this Declaration is created under, and shall be governed by and construed and administered in accordance with, the laws of the State of New Hampshire.

10.2. Reliance by Third Parties. Any certificate executed by an individual who, according to the records of the Trustee, appears to be an authorized officer of the Trustee, certifying to: (a) the due authorization of the execution of any instrument or writing, (b) the form of any resolution passed by the Trustee, (c) the identity of any officers elected by the Trustee or (d) the existence of any fact or facts which in any manner relate to the affairs of the Trust, shall be conclusive evidence as to the matters so certified in favor of any Person dealing with the Trustee and its successors.

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10.3. Severability. Any provision of this Declaration which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. There shall be substituted for such provision so rendered ineffective a provision which, as far as legally possible, most nearly reflects the intent of the parties hereto.

10.4. Offices of the Trust. The Trust shall have and maintain a registered office in the State of New Hampshire at 2 Wall Street, Manchester, New Hampshire 03101, and shall continue to maintain an office at such address unless changed by the Trustee to another location within the State of New Hampshire. The Trust may maintain other offices within or without the State of New Hampshire as the Trustee may from time to time determine. The original, or a copy, of this Declaration, and any amendment or supplement hereto, shall be kept at the registered office of the Trust in the State of New Hampshire where it may be inspected by the Beneficial Owners in accordance with Section 9.2.

10.5. Agent for Service of Process. State Street Bank and Trust Company of New Hampshire, N.A. is hereby designated as the registered agent for service of process.

10.6. Section Headings; Interpretation. Section headings in this Declaration are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof. All expressions such as “hereof,” “herein” and “hereunder” shall be deemed to refer to this Declaration and not exclusively to the Article or Section in which such words appear.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 7th day of January, 1998.

STATE STREET BANK AND TRUST COMPANY OF NEW HAMPSHIRE, N.A.

By:	/s/ Kerry J. Ollen
Name:	Kerry J. Ollen
Title:	President

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STATE OF NEW HAMPSHIRE

COUNTY OF Hillsborough, ss.	, 1998

Then personally appeared in the county of Hillsborough in the State of New Hampshire the above-named Kerry J. Ollen, as President of State Street Bank and Trust Company of New Hampshire, N.A., and acknowledged the foregoing instrument to be her free act and deed, before me.

/s/ Janice L. Cook
Notary: Public
My Commission Expires:

STATE STREET GLOBAL SECURITIES LENDING TRUST

FIRST AMENDMENT

TO THE

DECLARATION OF TRUST

First amendment to the Declaration of Trust of the State Street Global Securities Lending Trust (the “Trust”), dated January 7, 1998 (the “Declaration”), by State Street Bank and Trust Company of New Hampshire, N.A., a trust company organized as a national bank (the “Trustee”).

WITNESSETH

WHEREAS, the Trustee established a New Hampshire investment trust for the investment and reinvestment of money and other property contributed thereto by or on behalf of the beneficial owners under the securities lending program of State Street Bank and Trust Company, an affiliate of the Trustee;

WHEREAS, Section 8.2 of the Declaration provides that the Declaration may be amended by an instrument signed by the Trustee and delivered to each beneficial owner at least ten (10) days prior to the effective date of such amendment; and

WHEREAS, The Trustee desires to amend the Declaration to give the Trustee the ability to amend the Declaration or reorganize the Trust without approval of, or notice to the beneficial owners where such amendment or reorganization does not change the investment policies or adversely affect the value of any beneficial owner’s interest in the Trust and to allow for the payment of redemption proceeds in kind at the discretion of the Trustee;

NOW THEREFORE, the Trustee hereby amends the Declaration, effective immediately as follows:

1. Section 5.5 is amended by deleting the phrase “in cash” from the second sentence of paragraph (a) thereof and by inserting after such second sentence the new sentence “Payment of the redemption price to any Beneficial Owner shall be made in cash, property or any combination of cash and property as determined by the Trustee in its sole discretion.”

2. Sections 8.2 and 8.3 are amended by deleting them in their entirety and inserting new Sections 8.2 and 8.3 to read as follows:

“8.2. Amendment Procedure. All rights granted to the Beneficial Owners under this Declaration of Trust are granted subject to the reservation of the right of the Trustee to amend this Declaration of Trust as herein provided. This Declaration may be amended from time to time by an instrument in writing signed by the Trustee. Provided, however, that any amendment that changes the policies attached as Schedule A or that would have a material adverse affect on the rights or interests of the Beneficial Owners in the Trust will only be effective if delivered to each Beneficial Owner at least ten (10) days prior to the effective date of such amendment, and such amendment may provide for its prospective, current, or retroactive effect as determined in the sole discretion of the Trustee. Notwithstanding the foregoing, nothing contained in this Declaration shall permit the amendment of this Declaration to impair the exemption from personal liability of the Beneficial Owners, the Trustee, officers, employees and agents of the Trust or Trustee or to permit assessments upon the Beneficial Owners.

8.3 Reorganization. Pursuant to an agreement of merger or consolidation, the Trust may merge or consolidate with or into one or more New Hampshire investment trusts or other investment entities formed or organized or existing under the laws of any state or the United States or any foreign country or other foreign jurisdiction, with the Trust or other New Hampshire investment trust or other investment entity, as the agreement shall provide, being the surviving or resulting New Hampshire investment trust or other investment entity. Such a merger or consolidation shall be approved by the Trustee but no approval of the Beneficial Owners shall be required as long as such Beneficial Owners receive interests in the merged or consolidated entity with the same value as the value of their Shares immediately prior to the merger or consolidation and there is no material difference in the investment policies of the Trust as set out in Schedule A and those of the surviving entity (as determined by the Trustee in good faith). If the value of the interests received would be less than the value of the Shares immediately prior to the merger or consolidation or there is a material difference in the investment policies of the surviving entity (as determined by the Trustee in good faith), then any such merger or consolidation shall not take effect until the Beneficial Owners have received not less than ten (10) days’ prior written notice of such proposed merger or consolidation. In connection with a merger or consolidation hereunder, rights or securities of, or interests in, a New Hampshire investment trust or other investment entity which is a constituent party to the merger or consolidation may be exchanged for or converted into cash, property, rights or securities of, or interests in, the surviving or resulting New Hampshire investment trust or other investment entity or, in addition to or in lieu thereof, may be exchanged for or converted into cash, property, rights or securities of, or interests in, a New Hampshire investment trust or other investment entity which is not the surviving or resulting New Hampshire investment trust or other investment entity in the merger or consolidation.”

The Declaration shall remain the same in all other respects.

Defined terms herein shall have the same meaning as in the Declaration.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 3rd day of April, 1999.

STATE STREET BANK AND TRUST COMPANY OF NEW HAMPSHIRE, N.A.

By:	/s/ Kerry J. Ollen
Name:	Kerry J. Ollen
Title:	President

Exhibit A: Tab E

Dated 13 September 1999

Supplemental Deed

State Street Global Advisors,

Australia, Limited

(“Manager”)

National Mutual Trustees

Limited

(“Trustee”)

SSgA GLOBAL SECURITIES

LENDING TRUST

Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

Telephone (612) 9296 2000

Fax (612) 9296 3999

DX 113 Sydney

Ref SEH

Supplemental Deed

Date:	13 September 1999

Parties:

STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED ACN 003 914 225 having its registered office at Suite 4401 Gateway, 1 Macquarie Place, Sydney NSW 2000 (“Manager”)

AXA TRUSTEES LIMITED ACN 004 029 841 (formerly National Mutual Trustees Limited) having its registered office at 65 Southbank Boulevard, Southbank VIC 3006 (“Trustee”)

Recitals:

A	The trust now known as the SSgA Global Securities Lending Trust (“Trust”) is governed by a trust deed dated 19 January 1998, as amended (“Trust Deed”)

B	The Manager is the manager of the Trust and the Trustee is the trustee of the Trust.

C	The Manager wishes to ensure that the Trust is registered as a managed investment scheme under section 601EB of the Corporations Law.

D	The Trustee issued a retirement notice to the Manager under the Corporations Law and the Manager has nominated State Street Services Limited ACN 087 786 123, having us registered office at State Street Centre, 338 Pitt Street, Sydney NSW 2000, to become the responsible entity of the Trust on and from the date the Trust is registered as a managed investment scheme under section 601EB of the Corporations Law.

E	The Manager wishes to amend the Trust Deed as it applies to the Trust in the manner set out in this deed:

(a)	so that the Trust Deed becomes a constitution for the purposes of Chapter 5C of the Corporations Law on and from the date of registration of the Trust as a managed investment scheme; and

(b)	to make additional amendments to the Trust Deed to enable the Trust to be more easily administered (“Proposed Amendments”)

F	Under clause 20 of the Trust Deed the Trustee may join with the Manager in making by deed of variation any alteration, addition or modification to the Trust Deed.

G	The Manager must comply with section 1069A of the Corporations Law. The effect of section 1069A of the Corporations Law is that the Trustee and the Manager may not make the Proposed Amendments unless the question whether the modification should be made has been voted on at a meeting of unit holders in the Trust.

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H	The Proposed Amendments were approved at a meeting of unit holders in the Trust held on 10 September 1999.

Operative provisions:

1	Amendments

1.1	From the Effective Time the terms of the Trust Deed are amended such that, subject to clause 1.2 of this deed, the terms of the Trust Deed take the form of the constitution set out in the schedule to this deed.

1.2	For the removal of doubt the parties confirm that none of the provisions of the Trust Deed are replaced but are instead amended and in particular.

(a)	clause 3.6 of the Trust Deed is not replaced but is amended by renumbering it as clauses 2.1 and 2.2 of the schedule to this deed and is amended as marked in the schedule;

(b)	clauses 4.2 and 4.3 of the Trust Deed are not replaced but are amended by renumbering them as clause 20.2 of the schedule to this deed and are amended as marked in the schedule; and

(c)	clause 4.1 of the Trust Deed is not replaced but is amended by renumbering it as clause 20.1 of the schedule to this deed and is amended as marked in the schedule.

Clauses 2.1, 2.2, 20.1 and 20.2 of the schedule are marked to show deletions by a line through the deleted text and marked to show additions by underlined text.

2	Effective Time

2.1	The matters referred to in clause 1 take effect on and from the later to occur of:

(a)	the date an application in relation to the Trust Deed as amended by this deed is granted by the Australian Securities and Investments Commission under section 1067(2) of the Corporations Law;

(b)	the unit holders of the Trust resolving to give effect to the amendments referred to in clause 1 at a meeting held in accordance with section 1069A of the Corporations Law; and

(c)	the date of registration of the Trust by the Australian Securities and Investments Commission as a managed investment scheme under section 601EB of the Corporations Law (“Effective Time”).

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3	No redeclaration etc

The parties confirm that they are not, by clause 1 of this deed:

(a)	redeclaring the Trust;

(b)	resettling the Trust;

(c)	causing the transfer, vesting or accruing of property in any person; or

(d)	entering into a new trust deed

4	Governing law

This deed is governed by the laws in force in New South Wales. Each person affected by it irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and the courts of appeal from them.

EXECUTED as a deed

3

Execution page

THE COMMON SEAL of STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED is duly affixed by authority of its directors in the presence of:	) )
)

Signature of authorised person		Signature of authorised person

DIRECTOR		SECRETARY
Office held		Office held

Name of authorised person (block letters)		Name of authorised person (block letters)

THE COMMON SEAL of NATIONAL MUTUAL TRUSTEES LIMITED is duly affixed by authority of its directors in the presence of:	) )
)

Signature of authorised person		Signature of authorised person

Office held		Office held

Name of authorised person (block letters)		Name of authorised person (block letters)

5

Constitution

SSgA Global Securities

Lending Trust

Manager: State Street Services Limited

(ACN 087 786 123)

Date of constitution:

Contents	Constitution of the SSgA Global Securities Lending Trust

	Schedule Constitution	4

	1 Name of Trust	6

	2 Assets held on trust	6

	3 Units	6

	Nature of Units	6
	Fractions of Units	6
	Consolidation and division of Units	7
	Joint tenancy	7
	Legal interest	7
	Death, legal disability of Member	7

	4 Entry Price for Units	7

	5 Application for Units	7

	Manager may reject	8
	Minimum amounts	8
	Issue date	8
	Uncleared funds	8
	Nomination of Member	8
	Switching	9

	6 Withdrawal Price of Units	9

	Withdrawal Price	9
	Total redemption of Units	9
	Partial redemption of Units	9

	7 Withdrawal procedures	9

	Request for withdrawal	9
	When Trust is Liquid	10
	When Trust is not Liquid	10
	Clauses applicable to all withdrawals	11
	Discretionary withdrawal	11
	Sums owed to Manager	11
	Transfer of Assets	11
	Manager may cause redemption	12

	8 Valuation of assets	12

	Periodic valuations	12

	9 Income and distributions to Members	12

	Net income	12
	Entitlement calculation	12
	Entitlement allocation and distribution	12
	Minimum distribution	14

10 Payments	14

General	14
Cheques	14
Unsuccessful payment	15
Fractions of cents	15
Joint Members	15
Tax and amounts owing	15

11 Powers of the Manager	15

General powers	15
Contracting powers	15
Power of delegation	15
Exercise of discretion	16
Investment policy	16

12 Retirement of Manager	16

Voluntary retirement	16
Compulsory retirement	16
New responsible entity	16
Release	16

13 Notices to Members	16

14 Notices to the Manager	17

15 Meetings of Members	17

Corporations Law	17
Manager may determine	17
Notice	17
Proxies	17
Non-receipt	18
No quorum	18
Chairman	18
Other attendees	18
Resolutions binding	18
Minutes	18

16 Rights and liabilities of Manager	18

Holding Units	18
Other capacities	18
Manager may rely	19
Rating	19

17 Limitation of liability and indemnity in favour of Manager	21

Limitation on Manager’s liability	21
Indemnity in favour of Manager	21

18 Liability of Members	21

Liability Limited	21
Recourse	22
Restrictions on Members	22

19 Remuneration and expenses of Manager	22

Investment management fee	22
Responsible entity fee	22
Waiver of fees	22
Expenses	22
Deferral of expenses	24
Sums owed to the Manager	24

20 Duration of the Trust	24

Termination	24

21 Procedure on termination	25

Audit of winding up	25
Distribution following termination	25

22 Amendments to this constitution	25

Manager may amend	25
Statutory requirements	25

23 Compliance committee	25

24 Complaints	26

25 Interpretation	26

Definitions	26
Other documents	30
Constitution legally binding	30
Other obligations excluded	30

Schedule	Constitution

4

Constitution of the SSgA Global Securities Lending Trust

1	Name of Trust

1.1	The Trust is called the SSgA Global Securities Lending Trust or by such other name as the Manager determines from time to time

1.2	If a Manager retires or is removed, its successor as Manager must, unless otherwise approved by the former Manager, change the name of the Trust to a name that does not imply an association with the former Manager or its business.

2	Assets held on trust

2.1	The Trustee must hold the Assets of each Trust on trust for its Unit Holders.

2.2	The Assets ~~of each Trust~~ vest in the Manager ~~Trustee, but must be held as a separate fund. Assets of one Trust are not available to meet Liabilities of another Trust. Liabilities of one Trust are not to be aggregated with the Liabilities or offset against the Assets of any other Trust~~ and must be clearly identified as property of the Trust and held separately from the assets of the Manager and any other managed investment scheme if and to the extent the Corporations Law so requires.

3	Units

Nature of Units

3.1	The beneficial interest in the Trust is divided into Units.

3.2	A Unit confers an equal undivided interest in the Assets as a whole, subject to the Liabilities.

3.3	A Unit does not confer an interest in a particular Asset.

Fractions of Units

3.4	Fractions of a Unit may be issued as determined by the Manager.

3.5	Where any calculation performed under this constitution or the terms of a withdrawal offer results in the issue or redemption of a fraction of one Unit, that fraction may be rounded up or down to such number of decimal places as the Manager determines.

3.6	The provisions of this constitution relating to Units and Members apply to fractions of Units in the proportion to which the fraction bears to one Unit.

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3.7	Any excess application or other money or property which results from rounding becomes an Asset of the Trust.

Consolidation and division of Units

3.8	Units may be consolidated or divided as determined by the Manager.

Transfer of Units

3.9	Members may transfer Units.

3.10	Transfers must be in a form approved by the Manager and be presented for Registration duly stamped as required by law.

3.11	A transfer is not effective until Registered.

3.12	The Manager may refuse to record any transfer in the Register without giving any reason for the refusal.

Joint tenancy

3.13	Persons Registered jointly as the holder of a Unit hold as joint tenants and not as tenants in common unless the Manager otherwise agrees.

Legal interest

3.14	Subject to the Corporations Law, only the persons Registered are recognised as having any interest in a Unit.

Death, legal disability of Member

3.15	If a Member dies or becomes subject to a legal disability such as bankruptcy or insanity, only the survivor (where the deceased was a joint holder) or the legal personal representative (in any other case) or any other person determined by the Manager are recognised as having any claim to Units Registered in the Member’s name.

4	Entry Price for Units

4.1	A Unit must only be issued at an Entry Price of $1.00

5	Application for Units

Application form

5.1	An applicant for Units must complete a form approved by the Manager and give it to the Manager if the Manager so requires. The form may be transmitted electronically if approved by the Manager.

Payment

5.2	Payment in respect of an application in a form acceptable to the Manager, or a transfer of property of a kind acceptable to the Manager and able to be vested in the Manager or a custodian appointed by it (accompanied by a recent valuation of the property acceptable to the Manager, if the Manager requires), must:

(a)	accompany the application;

(b)	be received by or made available to the Manager or the receives the application form as the Manager determines from time to time; or

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(c)	comprise a reinvestment of distribution in accordance with clauses 9.10 and 9.11.

Amount of payment

5.3	For the purposes of clause 5.2:

(a)	payment in respect of a Unit must be an amount equal to the Entry Price; and

(b)	transfer of property in respect of a Unit must have a value equal to the Entry Price plus any costs associated with the transfer of the property incurred or likely to be incurred by the Manager if the Manager so requires.

Manager may reject

5.4	The Manager may reject an application in whole or in part without giving any reason for the rejection.

Minimum amounts

5.5	Subject to the Corporations Law, the Manager may set a minimum application amount and a minimum holding for the Trust and alter or waive those amounts at any time.

Issue date

5.6	Units which are issued (other than Units which are issued on a reinvestment of distribution in accordance with clauses 9.10 and 9.11) are taken to be issued at the later of:

(a)	the Manager accepting the application; and

(b)	the Manager receiving the application money, or the property against which Units are to be issued vesting in the Manager.

Units which are issued on a reinvestment of distributions in accordance with clauses 9.10 and 9.11 are taken to be issued on the first Business Day after the Manager has calculated Net Asset Value in the next Distribution Period

Uncleared funds

5.7	Units issued against application money paid other than in cleared funds, or in consideration of a transfer of property, are void if the funds are not subsequently cleared or the property does not vest in the Manager within 1 month of the date that the Units are taken to be issued in accordance with clause 5.6 or such other period as the Manager determines.

Nomination of Member

5.8	The Manager alone may nominate the person to be registered as the holder of a Unit, and may treat the registered holder as the absolute owner of it. The Manager’s power of nomination ceases once a person has been registered as the holder of a Unit. The Manager need not recognise any claim or interest in a Unit by another person, even if they have notice of it.

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Switching

5.9	If a Member in this Trust applies for Units in any Other Trust and directs that the redemption proceeds in this Trust are to be used for the application money, the manager of the Other Trust is taken to receive the application money when the proceeds of redemption from this Trust are accepted and paid into the Other Trust.

6	Withdrawal Price of Units

Withdrawal Price

6.1	A Unit must only be redeemed at a price of $1.00 but in accordance with clauses 6.2 to 6,4:

(a)	the Member is also entitled to receive the Accumulated Income Entitlement of the Unit calculated for that part of the Distribution Period up to the date of redemption (if positive); or

(b)	the Manager is entitled to deduct from the Withdrawal Price the Accumulated Income Entitlement calculated up to the date of redemption (if negative).

Total redemption of Units

6.2	If all the Units held by a Member are redeemed the Manager must pay to the Member the Accumulated Income Entitlement (if positive) in respect of the Units in accordance with clause 6.1(a) or if the Accumulated Income Entitlement is negative the Manager may deduct an amount equal to the Accumulated Income Entitlement in respect of the Units from the Withdrawal Price of those Units in accordance with clause 6.1(b).

Partial redemption of Units

6.3	If some (but not all) of the Units held by a Member are redeemed and there is a positive Accumulated Income Entitlement in respect of the Units redeemed which has not been paid in accordance with clause 6.1(a) or reinvested in accordance with clause 9.10, then that Accumulated Income Entitlement must be distributed to the Member in accordance with clause 9.4 notwithstanding that the Member has ceased to be the holder of the relevant Units

6.4	If some (but not all) of the Units held by a Member are redeemed and there is a negative Accumulated Income Entitlement in respect of the Units redeemed, the Manager may deduct an amount equal to the Accumulated Income Entitlement from the Withdrawal Price of those Units in accordance with clause 6.1(b).

7	Withdrawal procedures

Request for withdrawal

7.1	A Member may make a withdrawal request for the redemption of some or all of their Units in any manner and on such conditions as approved by the Manager, and the Manager must give effect to that request at the time and in the manner set out in this clause 7.

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7.2	A Member may not withdraw a withdrawal request unless the Manager agrees.

When Trust is Liquid

7.3	Clauses 7.4 and 7.5 apply only while the Trust is Liquid.

7.4	The Manager must satisfy a withdrawal request in respect of a Unit by payment from the Assets of the Withdrawal Price. The payment must be made within 30 days of receipt of the request or such longer period as allowed by clause 7.5.

7.5	If:

(a)	the Manager has taken all reasonable steps to realise sufficient Assets to satisfy a withdrawal request and is unable to do so due to circumstances outside its control such as restricted or suspended trading in the market for an Asset; or

(b)	the Manager does not consider that it is in the best interests of Members taken as a whole to realise sufficient Assets to satisfy a withdrawal request,

the period allowed for satisfaction of the request may be extended by the number of days during which such circumstances apply.

7.6	The Manager is not required to satisfy a withdrawal request under clause 7.4 if the request is made while the Trust is Liquid and the Trust ceases to be Liquid before the request is satisfied.

When Trust is not Liquid

7.7	Clauses 7.8 to 7.12 apply only while the Trust is not Liquid.

7.8	A Member may withdraw from the Trust in accordance with the terms of any current withdrawal offer made by the Manager under the Corporations Law and this constitution regulating offers of that kind.

7.9	If there is no withdrawal offer currently open for acceptance by Members, a Member has no right to withdraw from the Trust.

7.10	The Manager may make a withdrawal offer by:

(a)	publishing it by any means (for example including, without limitation, in a newspaper or on the internet); or

(b)	giving a copy to the Members.

However, the Manager is not at any time obliged to make a withdrawal offer.

7.11	The Manager may cancel a withdrawal offer by:

(a)	publishing a notice of cancellation by any means (for example including, without limitation, in a newspaper or on the internet); or

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(b)	notice in writing to the Members to whom the withdrawal offer was made.

7.12	If the Manager receives a withdrawal request before it makes a withdrawal offer, it may treat the request as an acceptance of the offer effective as at the time the offer is made.

Clauses applicable to all withdrawals

7.13	The Manager is not obliged to pay any part of the Withdrawal Price out of its own funds.

7.14	Subject to the Corporations Law, the Manager need not give effect to a withdrawal request in respect of Units having an aggregate Withdrawal Price of less than the minimum application amount or such other amounts as determined by the Manager from time to time unless the withdrawal request relates to the balance of the Member’s holding.

7.15	Subject to the Corporations Law, if compliance with a withdrawal request would result in the Member holding Units with an aggregate Withdrawal Price which is less than the then current minimum holding amount, the Manager may treat the withdrawal request as relating to the balance of the Member’s holding.

7.16	Subject to the Corporations Law, if a Member holds Units with an aggregate Withdrawal Price less than the then current minimum holding amount, the Manager may redeem that Member’s holding without a withdrawal request.

7.17	Subject to the Corporations Law, if the Manager increases the minimum holding amount, the Manager may after giving 30 days’ notice to a Member who holds Units with an aggregate Withdrawal Price less than the then current minimum holding amount redeem that Member’s holding without the need for a withdrawal request.

Discretionary withdrawal

7.18	If the Manager is not obliged to give effect to a withdrawal request, it may in any event, redeem some or all of the Units which are the subject of the request.

Sums owed to Manager

7.19	The Manager may deduct from the proceeds of withdrawal or money paid pursuant to a withdrawal offer any money due to it by the Member.

Transfer of Assets

7.20	The Manager may transfer Assets to a Member rather than pay cash in satisfaction of all or part of a withdrawal request, pursuant to a withdrawal offer or in payment of a distribution. These Assets, together with any cash paid, must be of equal value to the total amount due to the Member pursuant to the withdrawal request, withdrawal offer or distribution (based on a valuation done within one month before the date of the proposed transfer). If the Manager requires, some or all of the costs involved in transfer of these Assets must be paid by the Member or deducted from the amount due to the Member.

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Manager may cause redemption

7.21	The Manager may at any time cause the redemption of any or all of a Member’s Units.

8	Valuation of assets

Periodic valuations

8.1	The Manager may cause an Asset to be valued at any time, and must do so as and when required by the Corporations Law.

8.2	The Manager may determine Net Asset Value at any time, including more than once on each day.

8.3	The Manager may determine valuation methods and policies for each category of Asset and change them from time to time. Unless the Manager determines otherwise, the value of an Asset for the purpose of calculating Net Asset Value will be its market value.

9	Income and distributions to Members

Net income

9.1	The Manager must determine the daily net income of the Trust on each Business Day for that day and each preceding non-Business Day in accordance with generally accepted accounting principles. The Manager (in consultation with the Auditor) must determine the classification of any item as being on income or capital account and the extent to which reserves or provisions need to be made.

Entitlement calculation

9.2	The daily net income of the Trust divided by the number of Units in issue on that day constitutes:

(a)	if positive, the income entitlement in respect of a Unit of the Trust; and

(b)	if negative, the income deficiency in respect of a Unit of the Trust.

The entitlement must be rounded down to the nearest fraction of a cent as determined by the Manager and any balance taken into account in calculating the next day’s Income Entitlement or Income Deficiency in respect of the Trust.

Entitlement allocation and distribution

9.3	On each Business Day for that day and each preceding non-Business Day, the Manager must allocate the Income Entitlement or Income Deficiency in respect of each Unit in issue on that day. Income Entitlements allocated increase Accumulated Income Entitlements. Income Deficiencies allocated reduce Accumulated Income Entitlements. The Accumulated Income Entitlement in respect of a Unit will be adjusted at the end of a Distribution Period to the extent that an amount representing:

(a)	a positive Accumulated Income Entitlement is paid or reinvested at the end of the Distribution Period;

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(b)	a positive Accumulated Income Entitlement is applied against a negative Accumulated Income Entitlement of a Unit when determining the aggregate Accumulated Income Entitlement of the Member for the Distribution Period; and

(c)	a negative Accumulated Income Entitlement is satisfied by the application of proceeds of redemption of Units at the end of the Distribution Period.

9.4	Subject to clause 9.5, on each Distribution Calculation Date, the aggregate Accumulated Income Entitlement (if positive) in respect of each Unit of a Member in issue at any time during the Distribution Period will be distributed to the relevant Member.

9.5

(a)	If on any Distribution Calculation Date the aggregate Accumulated Income Entitlement in respect of all Units of the Member is a negative amount, the Manager may cause the redemption of that number of Units held by the Member having an aggregate Withdrawal Price equal to the amount of aggregate negative Accumulated Income Entitlement and apply the proceeds in satisfaction of that aggregate negative Accumulated Income Entitlement. The Manager must advise the Member within two months after the relevant date of the amount of the aggregate negative Accumulated Income Entitlement and the number of Units redeemed to meet that aggregate negative Accumulated Income Entitlement; or

(b)	if on the date of the redemption of some or all of the Member’s Units the aggregate Accumulated Income Entitlement in respect of the Member’s Units is a negative amount, the Manager may deduct an amount equal to the aggregate negative Accumulated Income Entitlement in respect of the Units from the aggregate Withdrawal Price in respect of the Member’s Units to be redeemed. If the Manager does this, it must advise the Member within two months after the relevant date of the amount of aggregate negative Accumulated Income Entitlement and the amount deducted from the aggregate Withdrawal Price of the Units to meet that aggregate negative Accumulate Income Entitlement.

9.6	If all of the Units held by a Member are transferred, consequent upon a transmission or other circumstances, then the aggregate Accumulated Income Entitlement, if positive, in respect of all those Units must at the time of Registration of the transfer be paid to the transferor unless the transferor requests the Manager to credit the aggregate Accumulated Income Entitlement to the transferee and the Manager agrees to do so, except that upon the sale of any Units by the Manager the aggregate Accumulated Income Entitlement in respect of those Units is not to be credited to the transferee and the transferee has no right or entitlement to

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9.7	At the end of each Financial Year a Member of the Trust is presently entitled to the net income of their Trust as determined during that Financial Year in the proportion that each Member’s Accumulated Income Entitlement for the Financial Year (if positive) bears to the aggregate of all Member’s Accumulated Income Entitlements (if positive). The net income for a Financial Year must not be less than the taxable income for that Financial Year as determined under section 95 of the Tax Act.

Minimum distribution

9.8	The Manager must distribute to Members the minimum amount of capital necessary to avoid the Manager becoming assessable to pay tax under section 99A of the Tax Act.

Other distributions

9.9	The Manager may at any time distribute any amount of capital or income to Members pro rata according to the number of Units held as at a time decided by the Manager. The distribution may be in cash or by way of bonus Units.

Reinvestment

9.10	If the Manager offers this facility, a Member may elect to reinvest some or all of any distribution by acquiring Units in this Trust. In this case, the Manager is treated as having received an application to reinvest distributions on the first Business Day after the Manager has calculated Net Asset Value in the next Distribution Period. The procedure for reinvestment of distributions is to be determined by the Manager and notified to Members from time to time.

9.11	If the Manager approves, a member of any Other Trust may reinvest some or all of any distribution from the Other Trust in this Trust. In this case, the Manager is treated as having received an application to reinvest distributions on the first Business Day after the Manager has calculated Net Asset Value in the next Distribution Period. The procedure for reinvestment of distributions is to be determined by the Manager and notified to members of the Other Trust from time to time.

10	Payments

General

10.1	Money payable by the Manager to a Member may be paid in any manner the Manager decides.

Cheques

10.2	Cheques issued by the Manager that are not presented within 6 months or such lesser period as determined by the Manager may be cancelled. Where a cheque which is cancelled was drawn in favour of a Member, the money is to be reinvested in Units.

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Unsuccessful payment

10.3	Where the Manager attempts to make a payment to a Member and is unsuccessful, any amounts to be paid to that Member after the failure of the attempt may be reinvested by the Manager on behalf of the Member without attempting again to make payment to the Member.

Fractions of cents

10.4	Only whole cents are to be paid, and any remaining fraction of a cent becomes an Asset.

Joint Members

10.5	A payment to any one of joint Members discharges the Manager in respect of the payment.

Tax and amounts owing

10.6	The Manager may deduct from any amount to be reinvested, paid to a person who is or has been a Member, or received from a person who is or has been a Member:

(a)	any amount of Tax (or an estimate of it); or

(b)	any other amount owed by the Member to the Manager or any other person,

which the Manager is required or authorised to deduct in respect of that reinvestment, payment or receipt by law or by this constitution or which the Manager considers should be deducted.

11	Powers of the Manager

General powers

11.1	Subject to this constitution, the Manager has all the powers in respect of the Trust that it is possible under the law to confer on a trustee and as though it were the absolute owner of the Assets and acting in its personal capacity.

Contracting powers

11.2	Without limiting clause 11.1, the Manager in its capacity as trustee of the Trust has power to borrow and raise money (whether or not on security) and to incur all types of obligations and liabilities.

Investment powers

11.3	Without limiting clause 11.1 the Manager in its capacity as trustee of the Trust may invest in, dispose of or otherwise deal with property and rights in its absolute discretion.

Power of delegation

11.4	The Manager may authorise any person to act as its agent or delegate (in the case of a joint appointment, jointly and severally) to hold any Asset or title to any Asset, perform any act or exercise any discretion within the Manager’s power, including the power to appoint in turn its own agent or delegate.

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11.5	The Manager may include in the authorisation provisions to protect and assist those dealing with the agent or delegate as the Manager thinks fit.

11.6	The agent or delegate may be an associate of the Manager.

Exercise of discretion

11.7	The Manager may in its absolute discretion decide how and when to exercise its powers.

Investment policy

11.8	The Manager must specify its principal investment policy in the first prospectus or offering memorandum for the Trust but may vary that policy from time to time.

12	Retirement of Manager

Voluntary retirement

12.1	The Manager may retire as permitted by law.

Compulsory retirement

12.2	The Manager must retire when required by law.

New responsible entity

12.3	Any proposed replacement manager must execute a deed by which it covenants to be bound by this constitution from the date that it becomes replacement manager as if it had originally been a party to it.

Release

12.4	When the Manager retires or is removed, the replacement manager must execute a deed under which, subject to the Corporations Law, the Manager is released from all obligations in relation to the Trust arising after the time the Manager retires or is removed and under which the Manager is indemnified in accordance with clauses 17.3 to 17.6.

13	Notices to Members

13.1	Subject to the Corporations Law, a notice or other communication required under this constitution to be given to a Member must be:

(a)	given in writing (which includes a facsimile) or in such other manner as the Manager determines; and

(b)	delivered or sent to the Member at the Member’s physical address last advised to the Manager or, if the Manager determines, to the electronic address or facsimile number last advised to the Manager.

13.2	A cheque payable to a Member or a person authorised in writing by the Member may be:

(a)	posted to the Member’s physical address; or

(b)	handed to the Member or a person authorised in writing

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(c)	delivered to the Member in such other manner as agreed by the Manager.

13.3	In the case of joint Members, the physical address, electronic address or facsimile number of the Member means the physical address, electronic address or facsimile number of the Member first named in the Register.

13.4	Subject to the Corporations Law, a notice, cheque or other communication sent by post is taken to be received on the Business Day after it is posted and a facsimile is taken to be received immediately upon receipt by the transmitter of confirmation of transmission from the receiving facsimile machine. Proof of actual receipt is not required. The Manager may determine the time at which other forms of communication will be taken to be received.

14	Notices to the Manager

14.1	A notice required under this constitution to be given to the Manager must be given in writing (which includes a facsimile), or in such other manner as the Manager determines. A written notice given to the Manager must be legible.

14.2	The notice is effective only at the time of receipt unless the Manager determines another time at which a form of communication is taken to be received.

14.3	The notice must bear the actual, facsimile or electronic signature of the Member or a duly authorised officer or representative of the Member unless the Manager dispenses with this requirement.

15	Meetings of Members

Corporations Law

15.1	This clause 15 is subject to the Corporations Law.

15.2	The Manager may at any time convene a meeting of Members, and must do so if required by the Corporations Law.

Manager may determine

15.3	Subject to this clause 15 the Manager may determine the time and place at which a meeting of Members will be convened and the manner in which the meeting will be conducted.

Notice

15.4	A meeting of Members must be convened by notice in writing sent to every Member entitled to attend and vote. The notice of meeting need not set out the terms of any resolution.

Proxies

15.5	The Manager may determine that an appointment of a proxy is valid even if it contains only some of the information required under the Corporations Law.

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Non-receipt

15.6	If a Member does not receive a notice (including if notice was accidentally omitted to be given to the Member), the meeting is not invalidated.

No quorum

15.7	If a quorum is not present within 30 minutes after the scheduled time for the meeting, the meeting is:

(a)	if convened on the requisition of Members - dissolved; or

(b)	otherwise - adjourned to such place and time as the Manager decides.

At any adjourned meeting, those Members present in person or by proxy constitute a quorum

Chairman

15.8	The Manager may appoint a person to chair a meeting of Members.

15.9	The decision of the chairman on any matter relating to the conduct of the meeting is final.

Adjournment

15.10	The chairman has power to adjourn a meeting for any reason to such place and time as the chairman thinks fit.

Other attendees

15.11	The Manager may invite any person to attend and speak at a meeting.

Resolutions binding

15.12	A Resolution binds all Members whether or not they voted or were present at the meeting

15.13	No objection may be made to any vote cast unless the objection is made at the meeting.

Minutes

15.14	The minutes of a meeting of Members signed by the chair of the meeting are conclusive evidence of the matters stated in them unless the contrary is proved.

16	Rights and liabilities of Manager

Holding Units

16.1	Subject to the Corporations Law, the Manager and its associates may hold Units in the Trust

Other capacities

16.2	Subject to the Corporations Law, the Manager (or its associates) may:

(a)	deal with itself (as trustee of the Trust or in another capacity), an associate, any Member or with any other person;

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(b)	be interested in any contract or transaction with itself (as trustee of the Trust or in another capacity), an associate, any Member or with any other person or retaining for its own benefit any profits or benefits derived from any such contract or transaction; or

(c)	act in the same or a similar capacity in relation to any other managed investment scheme.

Manager may rely

16.3	The Manager may take and may act upon:

(a)	the opinion or advice of counsel or solicitors, whether or not instructed by the Manager, in relation to the interpretation of this constitution or any other document (whether statutory or otherwise) or generally in connection with the Trust,

(b)	advice, opinions, statements or information from any bankers, accountants, auditors, valuers and other persons consulted by the Manager who are in each case believed by the Manager in good faith to be expert in relation to the matters upon which they are consulted;

(c)	a document which the Manager believes in good faith to be the original or a copy of an appointment by a Member of a person to act as their agent for any purpose connected with the Trust; and

(d)	any other document provided to the Manager in connection with the Trust upon which it is reasonable for the Manager to rely;

and the Manager will not be liable for anything done, suffered or omitted by it in good faith in reliance upon such opinion, advice, statement, information or document.

Rating

16.4	The Manager may arrange to have the Trust given a credit rating by a Ratings Agency.

16.5	During such period as a credit rating is maintained in respect of the Trust the Manager must use commercially reasonable endeavours to comply with all undertakings given or made to the Ratings Agency from time to time in order to maintain any credit rating assigned to the Trust provided that the obligation of the Manager to comply with such undertakings will at all times be subject to the following:

(a)	the undertakings given or made to the Ratings Agency must not be inconsistent with the powers of the Manager in relation to making investments of, or otherwise dealing with, Assets as provided for in this constitution;

(b)	compliance with those undertakings does not constitute a breach of the duties of the Manager contained in this constitution or imposed by any relevant statute or regulation from time to time; and

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(c)	compliance with those undertakings does not limit any protection, benefit or indemnity conferred on the Manager under this constitution.

16.6	The Manager may notify the Ratings Agency of its intention to cease to have the Trust assigned a credit rating. Such notice is effective when served on the Ratings Agency and the credit rating will cease to be assigned to the Trust after the expiration of ninety (90) days from the date of service of such notice on the Ratings Agency or such lesser period as agreed between the Manager and the Ratings Agency

After the expiration of the notice period referred to in this clause 16.6, the Manager will be released from any undertakings given or made to the Ratings Agency.

16.7	If the Manager notifies the Ratings Agency of its intention to cease to have the Trust assigned a credit rating the Manager must immediately:

(a)	notify Members of its intention to cease to have the Trust assigned a credit rating; and

(b)	if there is a current prospectus or other publicly available offer document in relation to the Trust which indicates that the Trust is assigned a credit rating by the Ratings Agency, either:

(i)	issue a supplementary prospectus or supplementary offer document;

(ii)	issue a replacement prospectus or replacement offer document, or

(iii)	withdraw the current prospectus or offer document.

16.8	If the Ratings Agency changes, suspends or withdraws the credit rating assigned to the Trust, the Manager must:

(a)	immediately notify Members of the change, suspension or withdrawal; and

(b)	if there is a prospectus or other publicly available offer document in relation to the Trust which indicates the Trust has been assigned a credit rating by the Ratings Agency, as soon as reasonably practicable either:

(i)	issue a supplementary prospectus or supplementary offer document;

(ii)	issue a replacement prospectus or replacement offer document; or

(iii)	withdraw the prospectus or offer document.

16.9	The Manager must keep copies of all written undertakings given or made to the Ratings Agency in relation to a credit rating assigned to the Trust and make those undertakings available for inspection by Members at the registered office of the Manager during ordinary business hours.

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17	Limitation of liability and indemnity in favour of Manager

Limitation on Manager’s liability

17.1	Subject to the Corporations Law, if the Manager acts in good faith and without gross negligence it is not liable in contract, tort or otherwise to Members for any loss suffered in any way relating to the Trust.

17.2	Subject to the Corporations Law, the liability of the Manager to any person other than a Member in respect of the Trust (including any contracts entered into as trustee of the Trust or in relation to any Assets) is limited to the Manager’s ability to be indemnified from the Assets.

Indemnity in favour of Manager

17.3	The Manager is entitled to be indemnified out of the Assets for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust.

17.4	To the extent permitted by the Corporations Law, the indemnity under clause 17.3 includes any liability incurred by the Manager as a result of any act or omission of a delegate or agent appointed by the Manager.

17.5	This indemnity is in addition to any indemnity allowed by law. It continues to apply after the Manager retires or is removed as trustee of the Trust.

17.6	Without limiting the construction of liability in any other provision of this constitution, in this clause 17, “liability” includes all liabilities, losses, actions, proceedings, accounts, claims (including all claims, demands, suits, causes of action, damages, verdicts and judgments whatsoever, whether at law or in equity or under statute), awards, costs, charges and expenses (including legal costs on a full indemnity or solicitor-client basis, whichever is the higher).

18	Liability of Members

Liability limited

18.1	Subject to clauses 18.3 and 18.5, the liability of a Member is limited to the Entry Price paid or agreed to be paid in respect of the Member’s Units.

18.2	A Member need not indemnify the Manager if there is a deficiency in the Assets or meet the claim of any creditor of the Manager in respect of the Trust.

18.3	The Manager is entitled to be indemnified by a Member or former Member to the extent that the Manager incurs any liability for Tax or User Pays Fees as a result of:

(a)	the Member’s or former Member’s action or inaction;

(b)	any act or omission requested by the Member or former Member; or

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(c)	any other matter arising in connection with Units held by the Member or former Member.

18.4	Joint Members and former joint Members are jointly and severally liable in respect of all payments including payments of Tax or User Pays Fees to which clause 18.3 applies.

Recourse

18.5	In the absence of a separate agreement with a Member in this regard, the recourse of the Manager and any creditor is limited to the Assets.

Restrictions on Members

18.6	A Member:

(a)	must not interfere with any rights or powers of the Manager under this constitution;

(b)	must not exercise a right in respect of an Asset or lodge a caveat or other notice affecting an Asset or otherwise claim any interest in an Asset; or

(c)	may not require an Asset to be transferred to the Member.

19	Remuneration and expenses of Manager

Investment management fee

19.1	A person appointed by the Manager as investment manager of the Trust (“Investment Manager”) is entitled to an investment management fee of 0.25% per annum of the Net Asset Value of the Assets managed by it, to accrue daily, calculated as at the last day of each month and payable within 7 days of calculation.

Responsible entity fee

19.2	The Manager is entitled to a responsible entity fee of 0.10% per annum of the Net Asset Value, to accrue daily, calculated as at the last day of each month and payable within 7 days of calculation.

Waiver of fees

19.3	The Manager may accept lower fees than it is entitled to receive under this constitution, or may defer payment for any period. Where payment is deferred, the fee accrues daily until paid.

The Investment Manager may, under an agreement or otherwise, accept lower fees than it is entitled to receive under this constitution, or may defer payment for any period. Where payment is deferred, the fee accrues daily until paid.

Expenses

19.4	All expenses incurred by the Manager in relation to the proper performance of its duties in respect of the Trust are payable or reimburseable out of the Assets to the extent that such reimbursement is not prohibited by the Corporations Law. This includes, without limitation, the following and expenses connected with the following:

(a)	this constitution and the formation of the Trust;

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(b)	the preparation, review, distribution and promotion of any prospectus or offering memorandum in respect of Units or other promotion of the Trust;

(c)	the acquisition, disposal, insurance, custody and any other dealing with Assets;

(d)	analysis or investigations of any potential or proposed acquisition, disposal or other dealing with an investment;

(e)	having the Trust credit rated;

(f)	the administration or management of the Trust or its Assets and Liabilities (including unit registry, administrative, accounting tax and performance and analytics services);

(g)	convening and holding meetings of Members, the implementation of any Resolutions and communications with Members;

(h)	Tax;

(i)	financial institution fees;

(j)	the engagement of agents, valuers, contractors and advisers (including legal advisers) whether or not the agents, valuers, contractors or advisers are associates of the Manager;

(k)	preparation and audit of the taxation returns and accounts of the Trust;

(1)	termination of the Trust and the retirement or removal of the Manager and the appointment of a replacement;

(m)	any court proceedings, arbitration or other dispute including proceedings against the Manager, except to the extent that the Manager is found by a court to be in breach of trust or to have been grossly negligent, in which case any expenses paid or reimbursed under this clause 19.4(m) must be repaid;

(n)	the compliance committee established by the Manager in connection with the Trust (if any), including any fees paid to or insurance premiums in respect of compliance committee members;

(o)	while there is no compliance committee and the Trust is a Registered Scheme, any costs and expenses associated with the board of directors of the Manager carrying out the functions which would otherwise be carried out by a compliance committee, including any fees paid to or insurance premiums in respect of external directors appointed to satisfy the requirements of Chapter 5C of the Corporations Law;

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(p)	the preparation, implementation, amendment and audit of the compliance plan; and

(q)	complying with any law, and any request or requirement of the ASIC.

In this clause 19, the term “expenses” includes:

(i)	internal expenses of the Manager (including costs of appointing and maintaining staff in connection with the Trust); and

(ii)	amounts paid by the Manager to related bodies corporate for services provided to the Manager in connection with the Trust where the expenses referable to such service would have been reimburseable under this clause 19.4 had they been incurred by the Manager.

Deferral of expenses

19.5	The Manager may defer the reimbursement of any or all expenses under clause 19.4.

Sums owed to the Manager

19.6	The Manager may redeem some or all of the Units held by a Member to satisfy any amount of money due to it by the Member.

20	Duration of the Trust

Initial settlement

20.1	The ~~A~~ Trust commenced~~s~~ when the ~~M~~manager of the Trust or ~~a person nominated by~~ the ~~M~~manager’s nominee paid~~ys~~ $100 to the ~~T~~trustee of the Trust as an Asset of the Trust. The Trustee of the Trust ~~must~~ issued the ~~M~~manager of the Trust or ~~a person nominated by~~ the ~~M~~manager’s nominee with 100 Units in the Trust in return for that payment.

Termination

20.2	The ~~A~~ Trust terminates ~~if~~ on the earliest~~r~~ of:

(a)	the 80th anniversary of the day before the Trust commenced;

(b)	the date specified by the Manager as the date of termination of the Trust in a notice given to Members; and

(c)	the date on which the Trust is terminated ~~under this deed~~ in accordance with another provision of this ~~deed~~ constitution or by law.

(d)	~~the Manager notifies the trustee that the trust is to terminate and specifies the date of termination; or~~

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21	Procedure on termination

Realisation of Assets

21.1	Following termination, the Manager must realise the Assets. This must be completed in 180 days if practical and in any event as soon as possible after that.

Audit of winding up

21.2	If and to the extent that ASIC policy so requires, the Manager must arrange for independent review or audit of the final accounts of the Trust by a registered company auditor

Distribution following termination

21.3	The net proceeds of realisation, after making allowance for all Liabilities of the Trust (actual and anticipated), meeting the expenses (including anticipated expenses) of the termination and satisfying all Income Distributions, must be distributed pro rata to Members according to the number of Units they hold. The Manager may distribute proceeds of realisation in instalments

21.4	Subject to the Corporations Law the provisions of this constitution continue to apply from the date of termination until the date of final distribution under clause 21.3, but during that period the Manager may not accept any applications for Units from a person who is not an existing Member.

22	Amendments to this constitution

Manager may amend

22.1	Subject to the Corporations Law, the Manager may by deed amend this constitution

Statutory requirements

22.2	If the Corporations Law or any declaration or exemption from the provisions of the Corporations Law granted by the ASIC requires that this constitution contain certain provisions, then those provisions:

(a)	are deemed to be incorporated into this constitution at all times at which, and to the extent to which, they are required to be included, and

(b)	prevail over any other provisions of this constitution to the extent of any inconsistency.

23	Compliance committee

23.1	If any Compliance Committee Member incurs a liability in that, the Compliance Committee Member is entitled to be indemnified out of the Assets in respect of that liability to the extent permitted by the Corporations Law. This indemnity continues to apply after the Compliance Committee Member ceases to be a Compliance Committee Member.

23.2

Without limiting the construction of liability in any other provision of this constitution, in this clause 23, “liability” includes all liabilities, losses, actions, proceedings, accounts, claims (including all claims,

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demands, suits, causes of action, damages, verdicts and judgments whatsoever, whether at law or in equity or under statute), awards, costs, charges and expenses (including legal costs on a full indemnity or solicitor-client basis, whichever is the higher).

24	Complaints

If and for so long as the Corporations Law or ASIC policy requires, if a Member submits to the Manager a complaint alleging that the Member has been adversely affected by the Manager’s conduct in its management or administration of the Trust, the Manager must:

(a)	if the complaint is in writing, acknowledge in writing receipt of the complaint as soon as practicable and in any event within 14 days from receipt;

(b)	where there is a compliance committee, refer the complaint to the committee or a delegate appointed by the committee for its consideration;

(c)	where there is no compliance committee, consider the complaint; and

(d)	communicate to the complainant as soon as practicable and in any event not more than 45 days after receipt by the Manager of the complaint:

(i)	the determination of the compliance committee (or if clause 24(c) applies, the Manager);

(ii)	remedies (if any) available to the Member, and

(iii)	information regarding any further avenue for complaint.

25	Interpretation

Definitions

25.1	In this constitution these words and phrases have the following meaning unless the contrary intention appears:

Accumulated Income Entitlement: the net amount of all Income Entitlements and Income Deficiencies in respect of a Unit allocated under clause 9.3.

ASIC: the Australian Securities and Investments Commission or any regulatory body which replaces it or performs its functions.

Assets: all the property, provisions, rights and income of the Trust, but not application money or property in respect of which Units have not yet been issued, proceeds of withdrawal which have not yet been paid.

Auditor: the auditor of the Trust.

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Business Day:

(a)	a day other than a Saturday or a Sunday on which banks are open for general banking business in Sydney; and

(b)	any other day specified by the Manager to be or not to be a business day for the purposes of this definition

Compliance Committee Member: a member of a compliance committee established by the Manager in connection with the Trust.

Distribution Calculation Date: the last day of each Financial Year and such other days as the Manager designates.

Distribution Period:

(a)	for the last distribution period, the period from the day after the preceding Distribution Calculation Date to the date of distribution on termination of the Trust; and

(b)	in all other circumstances, the period from the day after the preceding Distribution Calculation Date to the next occurring Distribution Calculation Date.

Entry Price: the Unit price specified in clause 4

Financial Year:

(a)	for the last financial year, the period from 1 July before the date the Trust terminates to the date the Trust; and

(b)	in all other circumstances, the 12 month period ending on 30 June in each year

GST: a goods and services tax, value added tax, consumption tax or a similar tax or a tax on services only.

Income Deficiency: an income deficiency under clause 9.2(b) in respect of the Trust.

Income Distribution: in respect of a Member for a Distribution Period, the amount calculated in respect of the Member under clause 9.4.

Income Entitlement: an income entitlement under clause 9.2(a) in respect of the Trust.

Liabilities: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust.

Liquid: has the same meaning as in the Corporations Law.

Manager: the company which is registered with the ASIC as the single responsible entity for the Trust.

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Member: the person Registered as the holder of a Unit (including persons jointly Registered).

Net Asset Value: the value of the Assets calculated in accordance with clause 8 less the Liabilities.

Other Trust: any of the following Trusts where State Street Services Limited is the manager.

SSgA Australian Fixed Income Index Trust (commencement date 19 January).

SSgA Global Fixed Income Index Trust (commencement date 19 January 1998; and

SSgA Australian Cash Trust (commencement date 19 January 1998).

Ratings Agency: any internationally recognised ratings agency as determined by the Manager.

Register: the register of Members kept by the Manager.

Registered: recorded in the Register.

Registered Scheme: has the meaning given in the Corporations Law

Registration: recording in the Register.

Required Majority: a simple majority unless the Corporations Law requires otherwise.

Resolution:

(a)	a resolution passed at a meeting of Members in the Trust

(i)	on a show of hands, by the Required Majority of Members in the Trust present in person or by proxy and voting on the show of hands; or

(ii)	on a poll, by the Required Majority of votes cast by Members in the Trust present in person or by proxy and voting on the poll, or

(b)	where the law allows, a resolution in writing signed by Members holding the Required Majority of the Units in the Trust.

Tax: all kinds of taxes, duties, imposts, deductions and charges imposed by a government including GST or an amount recovered from the Manager by way of reimbursement of GST or any amount included either expressly or impliedly in an amount paid or payable by the Manager on account of GST, together with interest and penalties.

Tax Act: the Income Tax Assessment Act 1936 (“1936 Act”), the Income Tax Assessment Act 1997 (“1997 Act”) or both the 1936 Act and the 1997 Act, as appropriate.

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Trust: the trust constituted under or governed by this constitution.

Trustee: the trustee of a Trust, and includes the Manager when acting as the trustee.

Unit: an undivided share in the beneficial interest in the Trust as provided in this constitution.

Unit Holder: has the same meaning as Member.

User Pays Fees: any cost incurred in relation to:

(a)	an entitlement to a payment or a payment to or from the Trust in respect of a Member; or

(b)	any act or omission requested by a Member,

which the Manager considers should be borne by that Member.

Valuation Timer: a time at which the Manager calculates Net Asset Value.

Withdrawal Price: the Unit price specified in clause 6.

Interpretation

25.2	Unless the contrary intention appears, in this constitution:

(a)	terms defined in the Corporations Law are used with their defined meaning;

(b)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements;

(c)	the singular includes the plural and vice versa;

(d)	the words “includes” or “including”, “for example” or “such as” when introducing a list of items do not exclude a reference to other items, whether of the same class or genus or not;

(e)	amend includes insert, delete or replace;

(f)	person includes a firm, a body corporate, an unincorporated association or an authority;

(g)	the cover page, contents, headings, footnotes, marginal notes and finding lists are for convenience only and do not affect interpretation of this constitution; and

(h)	a reference to a year (other than a Financial Year), quarter or month means a calendar year, calendar quarter or calendar month respectively.

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Other documents

25.3	A document does not become part of this constitution by reason only of that document referring to this constitution or vice versa, or any electronic link between them.

Constitution legally binding

25.4	This constitution binds the Manager and each present and future Member and any person claiming through any of them in accordance with its terms (as amended from time to time) as if each of them had been a party to this constitution.

Governing law

25.5	This constitution is governed by the laws of New South Wales.

Other obligations excluded

25.6	Except as required by the Corporations Law all obligations of the Manager which might otherwise be implied or imposed by law or equity are expressly excluded to the extent permitted by law, including without limitation any obligation of the Manager in its capacity as trustee of the Trust arising under any statute.

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Finding List

This list is included to assist the ASIC in identifying the provisions in this constitution which satisfy the requirements of the Corporations Law for constitutions of Registered Schemes. It is not part of this constitution.

Corporations Law	Constitution
601GA

(1)(a)	4.1

(1)(b)	11.1 - 11.8

(1)(c)	24

(1)(d)	21

(2)	17.3 - 17.5, 18.3 - 18.5, 19.1 - 19.6

(3)	11.2

(4)(a)	7.1, 7.4, 7.8

(4)(b)	7.3 - 7.6, 7.13 - 7.21, 6.1 - 6.4

(4)(c)	7.7 - 7.12, 7.13 - 7.21,6.1 - 6.4

601GB	25 4

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Amending Deed

SSgA Global Securities Lending Trust

MLC Centre Martin Place Sydney New South Wales 2000 Australia

Telephone +61 2 9225 5000 Facsimile +61 2 9322 4000

www.freehills.com DX 361 Sydney

SYDNEY MELBOURNE PERTH BRISBANE SINGAPORE

Correspondent Offices HANOI HO CHI MINH CITY JAKARTA KUALA LUMPUR

Reference PJSR:FW:25

Clause			Page

1	Definitions and interpretation		1

	1.1	Definitions	1
	1.2	Interpretation	1

2	Operation of this amending deed		1

3	Amendment to the Constitution		1

	3.1	Amendment	1
	3.2	Amendments not to affect validity, rights, obligations	2
	3.3	Confirmation	2

4	General		2

	4.1	Governing law and jurisdiction	2
	4.2	Further assurances	2

This amending deed

is made on the 27th day of June 2005 by:

State Street Global Advisors, Australia Services Limited

ABN 16 108 671 441

of Level 38, Aurora Place, 88 Phillip Street, Sydney, NSW 2000

(Manager)

Recitals

A.	The SSgA Global Securities Lending Trust (Trust) is governed by a constitution dated 19 January 1998 (Constitution).

B.	The Manager is the responsible entity of the Trust.

C.	Clause 22.1 of the Constitution and section 601GC of the Corporations Act 2001 permit the Manager to amend the Constitution if the Manager reasonably believes the amendments are not adverse to the rights of Members.

D.	The Manager wishes to amend the Constitution as set out in this deed.

This deed witnesses

1	Definitions and interpretation

1.1	Definitions

In this deed, a word or phrase defined in the Constitution has that defined meaning.

1.2	Interpretation

Clause 25.2 of the Constitution applies to this deed.

2	Operation of this amending deed

Clause 3 of this amending deed takes effect upon execution of this amending deed.

3	Amendment to the Constitution

3.1	Amendment

The Constitution is amended by:

(a)	deleting the words “in accordance with generally accepted accounting principles” in the first sentence of clause 9.1;

(b)	inserting a new sentence at the end of clause 9.1 as follows: “The Manager does not have to take into account accounting standards or generally accepted accounting principles and practices in determining the daily net income of the Trust.”; and

(c)	in the definition of “Liabilities” in clause 25.1, inserting the words “but excluding any liabilities to Members as members which represents Units on issue” at the end of the clause after the word “Trust”.

3.2	Amendments not to affect validity, rights, obligations

(a)	An amendment to the Constitution does not affect the validity or enforceability of the Constitution.

(b)	Nothing in this deed:

(1)	prejudices or adversely affects any right, power, authority, discretion or remedy arising under the Constitution before the date of this deed; or

(2)	discharges, releases or otherwise affects any liability or obligation arising under the Constitution before the date of this deed.

3.3	Confirmation

The Constitution as amended by this deed is hereby confirmed.

4	General

4.1	Governing law and jurisdiction

(a)	This deed is governed by the laws of New South Wales.

(b)	The Manager irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales.

4.2	Further assurances

The Manager must do all things and execute all further documents necessary to give full effect to this deed.

Executed as a deed: Signed sealed and delivered by State Street Global Advisors, Australia Services Limited by:

/s/ Joanne Proud	/s/ Bernard Reilly
Secretary/Director	Director

Joanne Proud	Bernard Reilly
Name (please print)	Name (please print)

Exhibit A: Tab F

STATE STREET GLOBAL SECURITIES LENDING EURO TRUST

DECLARATION OF TRUST

Dated as of Dec. 22, 1998

The interests in the State Street Global Securities Lending Euro Trust issued pursuant to this Declaration of Trust have not been registered under the Securities Act of 1933, or under the securities or “Blue Sky” laws of any foreign country, state or other jurisdiction, and may not be sold or transferred unless they are registered under the Securities Act of 1933, and any other applicable securities or “Blue Sky” laws, or unless an exemption from such registration is available. Such interests are subject to the restrictions on transfer set forth in this Declaration of Trust.

Section		Page
	ARTICLE I

	NAME; PURPOSES OF THE TRUST; DEFINITIONS

1.1.	Name	2
1.2.	Purpose of the Trust	2
1.3.	Definitions	2

	ARTICLE II

	THE TRUSTEE

2.1.	Powers	4
2.2.	Trust Policies	9
2.3.	Yield Reserve: Equitable Adjustments	9
2.4.	Legal Title	9
2.5.	Sole Trustee; Term of Office	9
2.6.	No Bond Required	10
2.7.	Reliance on Experts and Others	10
2.8.	Protection of Officers and Employees of the Trustee	10

	ARTICLE III

	CONTRACTS

3.1.	Management Contract	10
3.2.	Custodian Agreement	10
3.3	Administration Agreement	11
3.4.	Affiliations of Beneficial Owners, Trustee, Officers and Others	11

	ARTICLE IV

	LIMITATION OF LIABILITY: INDEMNIFICATION

4.1.	Limitation of Personal Liability of Trustee, Officers, Employees, and Agents	11

Section		Page
	ARTICLE VIII

	DURATION AND TERMINATION OF TRUST; AMENDMENT; REORGANIZATION

8.1.	Duration and Termination	20
8.2.	Amendment Procedure	21
8.3.	Reorganization	21

	ARTICLE IX

	REPORTS TO BENEFICIAL OWNERS

9.1.	Reports	21
9.2.	Inspection of Property, Books and Records	22

	ARTICLE X

	MISCELLANEOUS

10.1.	Governing Law	22
10.2.	Reliance by Third Parties	22
10.3.	Severability	22
10.4.	Offices of the Trust	22
10.5.	Agent for Service of Process	23
10.6.	Section Headings: Interpretation	23

SCHEDULE A		24

STATE STREET GLOBAL SECURITIES LENDING EURO TRUST

DECLARATION OF TRUST

DECLARATION OF TRUST by State Street Bank and Trust Company of New Hampshire. N.A., a trust company organized as a national bank. State Street Bank and Trust Company of New Hampshire, N.A. will act as the Trustee of the New Hampshire Investment trust established hereby (the “ Trustee” as defined hereafter).

WITNESSETH

WHEREAS, the Trustee desires to establish a New Hampshire investment trust for the investment and reinvestment of money and other property contributed thereto by or on behalf of the Beneficial Owners (hereinafter defined);

WHEREAS, the Trustee has agreed to manage all property coming into its hands as a trustee of a New Hampshire investment trust in accordance with the provisions hereinafter set forth;

WHEREAS, it is the intention of the parties to this Declaration that the trust created hereby qualify for the exemption set forth in section 3(c)(1) or section 3(c)(7) of the Investment Company Act of 1940, as amended;

WHEREAS, it is the intention of the parties to this Declaration to form a partnership for federal tax purposes and to form a New Hampshire investment trust (not subject to taxation in the State of New Hampshire) and otherwise comply with the provisions of the New Hampshire Investment Trust Act; and

NOW THEREFORE, the Trustee hereby declares that it will hold all cash, securities and other assets, including without limitation all income thereon, which it may from time to time acquire in any manner as Trustee hereunder IN TRUST, and not in any other capacity, to manage and dispose of the same upon the following terms and conditions for the benefit of the holders from time to time of Units (hereinafter defined) of beneficial interest in this Trust created hereunder as hereinafter set forth.

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ARTICLE I

NAME; PURPOSES OF THE TRUST; DEFINITIONS

1.1. Name. The name of the Trust created hereby is the State Street Global Securities Lending Euro Trust, and so far as may be practicable the Trustee shall conduct the business and activities of the Trust created hereby and execute all documents and take all actions under that name.

1.2. Purpose of the Trust. The purpose of the Trust is to operate as a New Hampshire investment trust in connection with the Securities Lending Program organized and managed by State Street, and accordingly, to limit its activities to investment activities and those incidental to or in support of such activities.

1.3. Definitions. As used in this Declaration, the following terms shall have the following meanings (each such meaning to be equally applicable to both the singular and plural forms of the respective terms so defined):

“Accounting Period” means, with respect to a particular Valuation Date, the period beginning immediately following the close of business on the immediately preceding Valuation Date and ending on the close of business on the Valuation Date in question.

“Administrator” shall have the meaning set forth in Section 3.3.

“Affiliate” means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, investment trust or similar organization controlling, controlled by or under common control with a Person.

“Bankruptcy” shall be deemed to occur with respect to any Person when such Person is voluntarily adjudicated a bankrupt or insolvent, or seeks, consents to or does not contest the appointment of a receiver or trustee for itself or all or any part of its property, or files a petition seeking relief under the bankruptcy, arrangement, reorganization or other debtor relief laws of the United States or any other competent jurisdiction, or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they mature, or when a petition is filed against such Person seeking relief under the bankruptcy, arrangement, reorganization or other debtor relief laws of the United States or other competent jurisdiction or a court of competent jurisdiction enters an order, judgment or decree appointing, without the consent of such Person, a receiver or trustee for it, or for all or any part of its property, and such petition, order or decree shall not be discharged or stayed within a period of sixty (60) days after its entry.

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“Beneficial Owner” shall mean an owner of Units as set forth on the books of the Trust and “Beneficial Owners'” shall mean all owners of Units collectively.

“Business Day” shall mean any day or part of a day on which both the New York Stock Exchange and the principal offices of the Trustee are open for business and such other day or days as the Trustee may determine from time to time.

“Code'” means the Internal Revenue Code of 1986, as amended from time to time, together with any successor statute, and the regulations promulgated thereunder.

“Custodian” shall have the meaning set forth in Section 3.2.

“Declaration” shall mean this Declaration of Trust, as amended from time to time.

“Euro” shall mean the European single currency commonly known as the “euro.”

“Expenses” shall have the meaning set forth in Section 4.2.

“Incapacity” shall mean, as to any Person, the Bankruptcy or the dissolution or termination (other than by merger or consolidation) of such Person.

“Investment Manager” shall have the meaning set forth in Section 3.1.

“Management Agreement” shall mean the investment advisory or management agreement entered into by the Trust and the Investment Manager pursuant to Section 3.1.

“Net Asset Value” shall mean the aggregate value of the Units of the Trust, determined pursuant to Article VI.

“New Hampshire Investment Trust Act” shall mean the provisions of the New Hampshire Investment Trust Act. N.H. Rev. State. Ann. 293-B (1991), as amended from time to time.

“Percentage Interest” shall mean with respect to any Beneficial Owner at any particular time, the number of Units held by such Beneficial Owner at such time divided by the number of Units outstanding at such time.

“Person” shall mean an individual, a partnership, a limited liability company, an association, a joint venture, a corporation, a business, a trust, an unincorporated organization, any other entity or a government or any department, agency, authority, instrumentality or political subdivision thereof.

“Schedule A” shall mean Schedule A attached to this Declaration and made a part hereof.

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“State Street” shall mean State Street Bank and Trust Company, a trust company organized under the laws of The Commonwealth of Massachusetts.

“State Street-NH” shall mean State Street Bank and Trust Company of New Hampshire, N.A. a national bank, in its individual capacity and not as Trustee hereunder.

“Trust” shall mean the New Hampshire investment trust established by this Declaration.

“Trust Property” shall mean any and all property, real or personal, tangible or intangible, which is owned or held by or for the account of the Trust or the Trustee.

“Trustee” shall mean initially State Street-NH, in its capacity as trustee hereunder and not individually, and then each Person who may from time to time be duly appointed, qualified and serving as a trustee pursuant to the applicable provisions of this Declaration and as required by the New Hampshire Investment Trust Act, and references to the Trustee shall refer to such Person in its capacity as trustee hereunder.

“Units” shall mean the units of interest into which the beneficial interest in the Trust shall be divided from time to time.

“Valuation Date” shall have the meaning set forth in Section 6.2.

“Yield Reserve” shall have the meaning set forth in Section 2.3.

“Yield Reserve Account” means an account that shall be adjusted as of the close of each Accounting Period as follows: (a) the account shall be credited with the amount of any income and gain credited to the account for such Accounting Period pursuant to Section 7.1(a) and (b) the account shall be debited by the amount of any income and gain allocated to the Beneficial Owners pursuant to Section 7.2 for such Accounting Period.

ARTICLE II

THE TRUSTEE

2.1. Powers. The Trust shall be a New Hampshire investment trust and the Trustee, subject only to the specific limitations contained in this Declaration, shall have exclusive and absolute power, control and authority over the Trust Property and over the business of the Trust to the same extent as if the Trustee were the sole owner of the Trust Property and business in its own right, including such power, control and authority to do all such acts and things as in the judgment and discretion of the Trustee are necessary or incidental to, or in support of the investment and reinvestment of the Trust Property consistent with its policies set forth herein or in order to promote the interests of the Trust, including, without limitation, the power to execute, deliver and perform any and all contracts and instruments that it may consider necessary, incidental, convenient or desirable in connection with the management of the Trust. The

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enumeration of any specific power, control or authority herein shall not be construed as limiting the aforesaid power, control and authority or any other specific power, control or authority. The Trustee shall have power to conduct and carry on the business of the Trust, or any part thereof, to have one or more offices and to exercise any or all of its trust powers and rights, in the State of New Hampshire, in any other states, territories, districts, colonies and dependencies of the United States and in any foreign countries. In construing the provisions of this Declaration, the presumption shall be in favor of a grant of power to the Trustee. Such powers of the Trustee may be exercised without order of or resort to any court.

Without limiting the foregoing, the Trustee, on behalf of and in the name of the Trust, shall have the power in its discretion:

(a) To operate as and to carry on the business of a private investment trust, and to exercise all the powers necessary or incidental to, or in support of its investment activities.

(b) To subscribe for, to invest and reinvest funds in, and to hold for investment, securities, instruments and other property, including without limitation the following: bonds, notes and similar debt instruments issued by corporations, trusts, partnerships, limited liability companies and other entities organized or domiciled in the United States or any foreign country; commercial paper: obligations of United States Government, foreign governments, supranational organizations and their respective agencies and instrumentalities: instruments of United States and foreign banks (including without limitation State Street-NH and its bank Affiliates) including without limitation time deposits, certificates of deposit and banker’s acceptances: fixed, variable and indexed rare notes, master notes and investment contracts: repurchase agreements and reverse repurchase agreements (including without limitation agreements with State Street-NH and its Affiliates): securities issued by companies, trusts and other entities exempt from the 1940 Act under Section 3(c) thereof (including without limitation companies, trusts and entities maintained, sponsored, advised and/or managed by State Street-NH and its Affiliates, which invest primarily in money market instruments: and other short-term fixed income investments including without limitation investments maintained, sponsored, advised or managed by State Street-NH and/or its Affiliates).

(c) To engage in foreign exchange transactions, including the purchase and sale of Euros and other currencies on a short, forward or delayed basis.

(d) To hold cash uninvested pending investment or distribution.

(e) To exercise all rights, powers and privileges of ownership or interest in all securities, instruments and assets included in the Trust Property, including the right to vote, give assent, execute and deliver proxies or powers of attorney to such Persons as the Trustee shall deem proper and otherwise act with respect thereto and to do all acts for the preservation, protection, improvement and enhancement in value of all such securities, instruments and assets and to delegate, assign, waive or otherwise dispose of any of such rights, powers or privileges.

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(f) To exercise all powers and rights of subscription or otherwise which in any manner may arise out of the Trust’s ownership of securities, instruments and assets.

(g) To make distributions to the Beneficial Owners, payable in cash, property or any combination of cash and property as determined by the Trustee in its sole discretion, out of the Trust Property.

(h) To appoint and remove officers and appoint and terminate agents and consultants, including, without limitation, the Investment Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents, and hire and terminate employees of the Trust as the Trustee may deem desirable for the transaction of the business of the Trust and to provide for the compensation of all of the foregoing.

(i) To contract with such Persons as the Trustee may deem desirable for the transaction of the business of the Trust, including, without limitation, the Investment Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents.

(j) To the extent permitted by law and determined by the Trustee, to indemnify any Person with whom the Trust has dealings, including, without limitation, its employees and officers. State Street-NH and its officers and employees, the Investment Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents.

(k) To delegate from time to time to agents and consultants, including, without limitation, the Investment Manager, the Custodian, the Administrator, depositories, pricing agents, accountants, attorneys, printers, underwriters, brokers and broker-dealers, and other independent contractors or agents, such power and authority (including discretion with respect to the power and authority so granted) and the doing of such things and the execution of such instruments, either in the name of the Trust or the name of the Trustee or otherwise, as the Trustee may deem expedient, and such Persons may exercise some or all of the power of the Trustee as the Trustee may determine, provided that no such Person shall have the power to change the principal office of the Trust or to appoint, change or remove the Trustee, the Investment Manager or the Custodian.

(l) To incur and pay out of the Trust Property, either on a current basis or subject to amortization over such period as the Trustee may reasonably determine to be appropriate, the compensation and fees of the Trustee as such may be disclosed to the Beneficial Owners from time to time, any charges, taxes and expenses which in the opinion of the Trustee are necessary or incidental to or in support of the carrying out of any of the purposes of this Declaration (including, without limitation, the costs and expenses incurred in connection with the establishment of the Trust and the compensation and fees for the Trust’s officers, employees, Investment Manager, Custodian, depositories, pricing agents, accountants, attorneys, brokers and broker-dealers, and other independent contractors or agents).

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(m) To prosecute or abandon and to compromise, arbitrate or otherwise adjust claims in favor of or against the Trust or any matter in controversy.

(n) To sue or be sued in the name of the Trust.

(o) To foreclose any security interest securing any obligations owed to the Trust.

(p) To exercise the right to consent, and to enter into releases, agreements and other instruments, including, but not limited to the right to consent or participate in any plan for the reorganization, consolidation or merger of any corporation or issuer of any security which is or was held by the Trust: to consent to any contract, lease, mortgage, purchase or sale of such property by said corporation or issuer, and to pay calls or subscriptions with respect to securities held by the Trust, and to consent to any amendment to or waiver of the provisions of any indenture or similar instrument pursuant to which any security held by the Trust was issued.

(q) To join with other holders of any securities or debt instruments in acting through a committee, depositary, voting trustee or otherwise, and in that connection to deposit any security or debt instrument with, or transfer any security or debt instrument to any such committee, depositary or trustee, and to delegate to them such power and authority with relation to any security or debt instrument (whether or not so deposited or transferred) as the Trustee shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depositary or trustee as the Trustee shall deem proper.

(r) In its discretion, to borrow funds on behalf of the Trust, including from the Trustee or Persons who are Affiliates of the Trustee, and in connection with any such borrowing to issue notes or other evidences of indebtedness on behalf of the Trust, to secure such borrowing by mortgaging, pledging or otherwise subjecting Trust Property to security interests, to endorse or Guarantee on behalf the Trust the payment of any notes or other obligations of any Person, and to make on behalf of the Trust contracts of guaranty or suretyship, or otherwise assume liability for payment thereof, provided that such borrowings are on a short term basis for the purpose of making distributions, funding of redemptions, and the settlement of transactions in connection with delayed or failed delivery of cash or securities with respect to transactions or for any similar purpose. To the extent the Trustee or any of its Affiliates advances funds to the Trust for any of these purposes, the Trustee or its Affiliates shall be entitled to collect from the Trust an amount equal to what the Trustee or its Affiliates, as the case may be, would have earned on the sums so advanced as determined by the Trustee.

(s) To enter into joint ventures, general or limited partnerships and any other combinations or associations formed to conduct investment activities and those activities identical to or in support thereof within the meaning of New Hampshire Revised Statutes Annotated 77-A:1.XXI and 77-F:1.XIV.

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(t) To determine and change the fiscal year of the Trust and the method in which its accounts shall be kept.

(u) To adopt a seal for the Trust, but the absence of such seal shall not impair the validity of any instrument executed on behalf of the Trust.

(v) To take such actions as are authorized or required to be taken by the Trustee pursuant to other provisions of this Declaration.

(w) To execute, deliver, acknowledge and file all necessary documents as required by the New Hampshire Investment Trust Act or other applicable law.

(x) In general to carry on any other business incidental to, or in support of, the investment activities of the Trust, to do everything necessary, suitable or proper for the accomplishment of any purpose or the furtherance of any power herein set forth, either alone or in association with others, which is incidental to, or in support of, the Trust’s investment activities and to take any action incidental to, or in support of, the business, purposes or powers of the Trustee.

The Trustee shall not be limited by any law now or hereafter in effect or customs limiting the investments which may be made or retained by fiduciaries, but shall have full power and authority to make any and all investments consistent with the policies of the Trust (as set forth in Schedule A) and otherwise within the limitations of this Declaration that it shall determine, and without liability for loss even though such investments do not or may not produce income or are of a character or in an amount not considered proper for the investment of trust funds. The decision of the Trustee shall be conclusive as to whether an investment is of a type that may be purchased for the Trust in accordance with its policies. In connection with the exercise of its powers and subject to the following sentence, the Trustee may employ agents, independent contractors or consultants, including without limitation, the Investment Manager, the Custodian, depositories, pricing agents, accountants, attorneys, printers, underwriters, and other independent contractors, agents or consultants, who are Affiliates of the Trustee or the Trust. The Trustee may employ brokers and broker-dealers who are Affiliates of the Trustee or the Trust, provided, however, that the fees, if any, paid to such brokers or broker-dealers are no greater than comparable fees which would be paid 10 brokers or broker-dealers who are not Affiliates of the Trustee or the Trust.

Notwithstanding anything to the contrary in this Declaration, the Trust shall not (i) engage in any activities which would cause the Trust to be an insurance company, (ii) conduct any banking activities resulting in the acceptance of deposits insured under the Federal Deposit Insurance Act, as amended, 12 U.S.C. 1811 et seq., or a similar federal statute, or (iii) conduct any activities that would render the Trust taxable as a corporation for example, activities of a taxable mortgage pool).

Notwithstanding any other provision of this Agreement, the Trustee shall exercise its powers in a manner consistent with the following limitations with regard to the activities of the

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Trust: (i) the Trust will earn a return only from the investment of capital, not the provision of services or goods: (ii) the Trust will structure its investments so that it does not exercise day-to-day management or general operating control of the business underlying a particular investment, however, (iii) in its capacity as an investor, the Trust will oversee each investment and may, in appropriate cases, or to the extent necessary to preserve its investment, intervene in, or control temporarily, the day-to-day management of the business underlying an investment.

2.2. Trust Policies. Notwithstanding anything to the contrary in this Declaration, the Trust Property shall at all times be invested and administered in accordance with the policies described in Schedule A.

2.3. Yield Reserve: Equitable Adjustments. Notwithstanding anything to the contrary in this Declaration, (including without limitation Section 5.1 regarding the creation of Units and Section 6.3 regarding valuation), the Trustee shall have the authority in its reasonable discretion (a) to establish and maintain a reserve account under the Trust by reserving and setting aside from time to time a portion of the income and gain on the Trust Property (the “Yield Reserve”) and (b) to draw down upon the Yield Reserve from time to time in its discretion for the purposes of maintaining the effective yield to the Beneficial Owners over time, addressing to the extent practicable any material dilution or other unfair result or any adverse impact of any valuation pursuant to Section 6.3 and/or making supplemental distributions from time to time to the Beneficial Owners. The balance of the Yield Reserve, if any, remaining at the close of each taxable year of the Trust shall be distributed to the Beneficial Owners in proportion to their respective Percentage Interests at such time. The Trustee shall also have the authority, notwithstanding anything to the contrary in this Declaration, in its sole discretion to determine that any valuation pursuant to Section 6.3 has resulted in a material dilution or other unfair result to the Beneficial Owners or to any Person proposing to purchase Units, or has caused an adverse impact on the Trust, and to make such adjustments or take such action at that time that it reasonably believes to be necessary to eliminate, reduce or otherwise address to the extent reasonably practicable such dilution or other unfair result or adverse impact. Any such adjustments or other actions may be made retroactively, currently or prospectively in the sole discretion of the Trustee.

2.4. Legal Title. Legal title to all the Trust Property shall as far as may be practicable be vested in the name of the Trust, which name shall refer to the Trustee in its capacity as Trustee, and not individually or personally, and shall not refer to the officers, agents, employees or the Beneficial Owners of the Trust or of the Trustee, provided that the Trustee shall have power to cause legal title to any Trust Property to be held by or in the name of one or more custodians, subcustodians, securities depositories or their respective nominees.

2.5. Sole Trustee: Term of Office. The Trustee shall qualify in all respects as a trustee under the New Hampshire Investment Trust Act and shall serve as the sole trustee of the Trust. The Trustee shall hold office during the duration of the Trust and until the earlier of (a) its termination as provided in this Declaration or (b) the effectiveness of its Trustee’s resignation. The Trustee may resign such office at any time (without need for prior or subsequent accounting)

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by notice in writing to the Beneficial Owners, such resignation to take effect upon the appointment, of successor Trustee of one or more Persons which qualify in all respects as trustees under the New Hampshire Investment Trust Act and the written acceptance of such appointment by each successor (including written agreement to be bound by the terms of this Declaration).

2.6. No Bond Required. The Trustee shall not be obliged to give any bond or other security for the performance of any of its duties hereunder.

2.7. Reliance on Experts and Others. The Trustee and each officer, employee and agent of the Trust (including without limitation the Investment Manager and the Custodian) shall, in the performance of its duties, be fully and completely justified and protected by relying in good faith upon the books of account or other records of the Trust, or upon reports made to the Trustee by (a) any of the officers or employees of the Trust. (b) the Investment Manager, the Custodian, depositories or pricing agents of the Trust, or (c) any accountants, attorneys or appraisers or other agents, experts or consultants selected with reasonable care by the Trustee, regardless of whether any such agent, expert or consultant may also be a Trustee. The Trustee, officers, employees and agents of the Trust may take advice of counsel with respect to the meaning and operation of this Declaration, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice. The exercise by the Trustee of its powers and discretion hereunder and the construction in good faith by the Trustee of the meaning or effect of any provisions of this Declaration shall be binding upon everyone interested,

2.8. Protection of Officers and Employees of the Trustee. The employees and officers of the Trustee (and the investment Manager and Custodian) shall be entitled to the same benefits as to which the Trustee is entitled pursuant to Sections 2.8, 4.1, 4.2 and 4.4 hereof.

ARTICLE III

CONTRACTS

3.1. Management Contract. Without limiting the powers set forth in Section 2.1 hereof, the Trustee may from time to time, cause the Trust to enter into an investment advisory or management contract with State Street or any of its Affiliates (the “Investment Manager”) pursuant to which such Investment Manager shall agree to make investment decisions or recommendations and administer the Trust Property and the business operations of the Trust in accordance with this Declaration and the policies of the Trust described in Schedule A. The acts and services of the Investment Manager shall be performed upon such basis of compensation as may be agreed upon by the Trustee and the Investment Manager. Such contract shall contain such other terms and conditions not inconsistent with the provisions of this Declaration and applicable law, as the Trustee may in its discretion determine.

3.2. Custodian Agreement. Without limiting die powers set forth in Section 2.1 hereof, the Trustee may employ State Street or any of its Affiliates as custodian for the Trust (the

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“Custodian”) to hold all or part of the Trust Property pursuant to a custodian agreement. The acts and services of the Custodian shall be performed upon such basis of compensation as may be agreed upon by the Trustee and the Custodian. Such contract shall contain such other terms and conditions not inconsistent with the provisions of this Declaration and applicable law, as the Trustee may in its discretion determine.

3.3 Administration Agreement. Without limiting the powers set forth in Section 2.1 hereof, the Trustee may employ State Street or any of its Affiliates as administrator (the “Administrator”) for the Trust to furnish administrative and related services to the Trust. The acts and services of the Administrator shall be performed upon such basis of compensation as may be agreed upon by the Trustee and the Administrator. Such contract shall contain such other terms and conditions not inconsistent with the provisions of this Declaration and applicable law, as the Trustee may in its discretion determine.

3.4. Affiliations of Beneficial Owners, Trustee, Officers and Others. The fact that any Beneficial Owner or any trustee, director, officer, employee or agent of the Trust or Trustee is a shareholder, member, director, officer, partner, trustee, employee, manager, adviser, affiliate or distributor of or for any Person or of or for any parent or Affiliate of any Person with which an investment advisory, custodian, depository, pricing agent, disbursing agent or similar agency contract may have been or may hereafter be made, or that any such Person, or any parent or affiliate thereof, has any other interest in the Trust, or that any such Person also has any one or more similar contracts with one or more other such Persons, or has other businesses or interests, shall not affect the validity of any such contract (including without limitation any fees or other compensation thereunder) made or that may hereafter be made with the Trustee or disqualify a Beneficial Owner or any Trustee, officer, employee or agent of the Trust or Trustee from executing the same or create any liability or accountability to the Trustee, the Trust or the Beneficial Owners.

ARTICLE IV

LIMITATION OF LIABILITY; INDEMNIFICATION

4.1. Limitation of Personal Liability of Trustee.

Officers, Employees and Other Agents.

(a) No Trustee, officer, employee or agent of the Trust (including without limitation the Investment Manager and the Custodian) shall have the power to bind any other Trustee, officer, employee, or agent of the Trust personally. Each Trustee, officer, employee, and agent of the Trust, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the Trust, shall be deemed to be acting as Trustee, officer, employee, or agent of the Trust and not in his own individual capacity. Except as provided otherwise in section 4.1 (b), no such Trustee, officer, employee, or agent of the Trust shall be personally liable to any Person for any debt, claim, action, demand, suit, proceeding, judgment, decree, liability, or obligation of any kind against or with respect to the Trust arising

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out of any action taken or omitted by, for or on behalf of the Trust; and all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with The affairs of the Trust.

(b) The Trustee accepts the Trust hereby created and agrees to perform its duties hereunder with respect to the same but only upon the terms of this Declaration. The Trustee and each officer, employee or agent of The Trust (including without limitation the Investment Manager and the Custodian) shall not be personally liable under any circumstances, except for its own willful misconduct, gross negligence or reckless disregard of its duties hereunder. The Trustee shall not be personally liable for or in respect of the validity or sufficiency of this Declaration. No provision of this Declaration shall require the Trustee or any agent of the Trust to expend or risk its personal funds or otherwise incur any financial liability in the performance of any of its rights or powers hereunder, if the Trustee or any agent of the Trust shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured or provided to it.

(c) The Trustee shall not incur liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, certificate, report, opinion, bond or other document or paper believed by it to be genuine and believed by it to be signed by the proper party or parties. The Trustee may accept a certified copy of a resolution of the board of directors or other governing body of any Person as conclusive evidence that such resolution has been duly adopted by such Person and that the same is in full force and effect. As to any fact or matter the manner of ascertainment of which is not specifically prescribed herein, the Trustee may for all purposes hereof rely on a certificate, signed by the president or any vice president or by the treasurer or any secretary or assistant secretary (or by any individual occupying any comparable office) of the relevant party, as to such fact or matter, and such certificate shall constitute full protection to the Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon.

(d) In the exercise or administration of the Trust hereunder, the Trustee (i) may act directly or, at the expense of the Trust, through agents, including attorneys, pursuant to agreements entered into with any of them or otherwise, and the Trustee shall not be liable for the neglect, default or misconduct of such agents, including attorneys, if such agents shall have been selected by the Trustee with reasonable care: and (ii) may, at the expense of the Trust, consult with counsel, accountants and other skilled persons to be selected with reasonable care and employed by it, and the Trustee shall nor be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such accountants or other skilled persons or for anything done, suffered or omitted on advice of counsel in accordance with Section 2.8. Notwithstanding anything in this Agreement to the contrary, none of the Trustee, the Investment Manager, the Custodian, or the Administrator shall be responsible or liable for any losses resulting from the deposit or maintenance of the Trust Property in accordance with market practices, customs, or regulations with any recognized foreign or domestic clearing facility, book-entry system, centralized custodial depositary, or similar organization or agency.

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(e) In accepting the Trust hereby created the Trustee acts solely as a trustee hereunder and not in its individual capacity.

4.2. Indemnification of Trustees, Officers and Others.

(a) Each Trustee, officer, employee or other agent of the Trust, (including Persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise and including without limitation the Investment Manager and the Custodian) and their respective successors, assigns, agents and servants shall be entitled to be indemnified from the Trust Property from and against any and all liabilities, obligations, losses, damages, taxes (other than taxes based on fees, compensation or commissions received by it in connection with the administration of the Trust or the Trust Property), claims, actions, suits, costs, expenses and disbursements (including legal and accounting fees and expenses) of any kind and nature whatsoever (collectively, “Expenses”) which may be imposed on, incurred by or asserted at any time against such Person (whether or not indemnified against by other parties) in any way related to or arising out of this Declaration, the administration of the Trust Properly or the action or inaction of such Person hereunder, except that no such Person shall be entitled to indemnity for Expenses arising or resulting from its own willful misconduct, gross negligence or reckless disregard of its duties hereunder. The indemnities contained in this Section 4.2 shall survive the termination of this Declaration.

(b) The Trustee shall have a lien on the Trust Properly for any compensation or expenses and indemnity due hereunder. Such lien shall continue notwithstanding the distribution of such Trust Property in accordance with Section 8.1(c).

(c) Any amounts paid to the Trustee from the Trust Property pursuant to this Section 4.2 shall be deemed not to be part of the Trust Property immediately after such payment.

4.3. Indemnification of Beneficial Owners. In case any Beneficial Owner (or former Beneficial Owner) of the Trust shall be charged or held to be personally liable for any obligation or liability of the Trust solely by reason of being or having been a Beneficial Owner and not because of such Beneficial Owner’s acts or omissions or for some other reason, said Trust (upon proper and timely request by the Beneficial Owner) shall assume the defense against such charge and satisfy any judgment thereon, and the Beneficial Owner or former Beneficial Owner (or his heirs, executors, administrators or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall (assuming proper and timely written notification to the Trustee of the potential liability) be entitled out of the Trust Property to be held harmless from and indemnified against all liabilities, obligations, losses, damages, expenses and disbursements, (including legal and accounting fees which have first been approved by the Trustee as reasonable), arising from such liability. The indemnification contained in this Section 4.3 shall survive the termination of this Declaration and any Beneficial Owner entitled to indemnification hereunder shall have a claim against the Trust Property notwithstanding its distribution in accordance with Section 8.1(c).

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4.4. Advance Payment of Expenses. The Trust shall be permitted to advance funds to any Trustee, Beneficial Owner, officer, employee or agent of the Trust (including without limitation the Investment Manager, the Custodian and the Administrator) for legal expenses and other costs incurred as a result of a legal action to which it is entitled to indemnification pursuant to Sections 4.2 or 4.3. if. in the ease of an advance to a Trustee, officer, employee or agent, such Person agrees in writing to repay the advanced funds to the Trust in cases in which it is subsequently determined that such Person is not entitled to indemnification pursuant to Section 4.2 and 4.3 hereof.

ARTICLE V

UNITS

5.1. Description of Units. The beneficial interest in the Trust shall be divided into Units, all without par value. Each Unit shall be identical in all respects with every other Unit and shall represent an undivided beneficial interest in the Trust Property; provided, however, that a fractional Unit shall carry proportionately all the rights and obligations of a Unit of the Trust, including rights and obligations with respect to receipt of distributions, redemption of Units and liquidation of the Trust. The Trustee may from time to time divide the Units of the Trust into a greater number of Units of lesser value or decrease the number of Units of the Trust into a lesser number of Units of greater value, provided that the proportionate interest of each Beneficial Owner in the Trust shall not thereby be changed. The Trust shall have authority to issue an unlimited number of Units (including fractional Units); and the Trustee may issue Units at any time and from time to time for such consideration and on such terms consistent with this Declaration as it may determine all without action or approval of the Beneficial Owners. All Units when so issued on the terms determined by the Trustee shall be fully paid and non-assessable.

5.2. Eligibility for Participation. The Trustee may, in its sole discretion, establish eligibility requirements for admission of an investor as a Beneficial Owner and refuse to admit any investor which fails to satisfy such eligibility requirements. The Trustee may, in its sole discretion, accept from an investor as consideration cash, property or both at such value as may be determined by the Trustee. The Trustee may, in its sole discretion, refuse to accept an investment in the Trust from any Person.

5.3. Contributions to the Trust. Unless otherwise determined by the Trustee, any person by whom or on whose behalf a contribution is made to the Trust shall become a Beneficial Owner with all the rights, privileges and obligations thereof (including without limitation receipt of distributions pursuant to Section 6.3 and Section 6.4. to the extent applicable, and tax allocations pursuant to Article VII) on the Business Day. and to the extent, that the Trustee receives immediately available funds attributable to such contribution.

5.4. Maintenance of Record Books. No certificates representing Units need be issued, but the Trustee shall maintain a record book which shall record the number of Units allocated to

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each Beneficial Owner. The record books of the Trust as kept by the Trustee or any transfer or similar agent, as the case may be shall be conclusive as to who are the Beneficial Owners and as to the number of Units held from time to time by each such Beneficial Owner.

5.5. Redemption of Units.

(a) The Trust shall be required at such times as may be permitted by the Trustee, but no less frequently than as of the close of business on each Business Day, to redeem all or any part of the Units of each Beneficial Owner, at a redemption price equal to the then current Net Asset Value per Unit, determined in accordance with Article VI. Payment of the redemption price shall be made in cash by the Trust on the Business Day on which Units are redeemed: provided, however, that the Trustee may delay such payment for not more than seven (7) days if the Trustee determines that such delay is reasonably necessary to prevent such redemption or the payment of the redemption proceeds from having a material adverse impact on the Trust and/or the remaining Beneficial Owners. In no event shall the Trust or Trustee be liable to a Beneficial Owner for interest on the proceeds of any redemption. Notwithstanding any other provision in this Section 5.5 to the contrary, in accordance with Section 6.4, the Trustee may suspend the right of Beneficial Owners to receive redemptions of Units.

(b) Unless otherwise determined by the Trustee, each Unit shall be deemed to be redeemed for all purposes (including without limitation distributions pursuant to Section 6.3 and Section 6.4. to the extent applicable, and tax allocations pursuant to Article VII) as of the close of business on the Valuation Date immediately preceding the Business Day on which the Trust makes payment out of the Trust Property pursuant to a redemption request with respect to such Unit.

5.6. No Voting Rights. Beneficial Owners shall have no right to amend or terminate this Declaration of Trust or to appoint, select, vote for or remove the Trustee or its agents (including without limitation the Investment Manager and the Custodian) or to otherwise participate in the business decisions of the Trust or otherwise in connection with the Trust Property.

5.7. Rights of the Beneficial Owners. The ownership of the Trust Property and the right to conduct the business described in this Declaration are vested exclusively in the Trustee, and the Beneficial Owners shall have no interest therein other than the beneficial interest conferred by this Declaration.

5.8. Status of Units and Limitation of Personal Liability. Units shall be deemed to be personal property giving only the rights provided in this instrument. Every Beneficial Owner by virtue of having become a Beneficial Owner shall be held to have expressly assented and agreed to the terms hereof and to have become a party herein. The Beneficial Owners shall be entitled to the same limitation of liability extended to stockholders of a business corporation. Ownership of Units shall not entitle the Beneficial Owner to any title in or to the whole or any part of the Trust property or right to call for a partition or division of the same or for an accounting. Neither the Trust nor the Trustee, nor any officer, employee or agent of the Trust shall have any power to

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bind personally any Beneficial Owner, nor, except as specifically provided herein, to call upon any Beneficial Owner for the payment of any sum of money or assessment whatsoever other than such as the Beneficial Owner may at any time personally agree to pay.

5.9. Distributions. The Trustee shall have the right to declare and simultaneously or at any other time in the Trustee’s sole discretion, to pay distributions on Units from the Trust Property from time to time in accordance with Section 2.1(g) hereof. Subject to Section 2.3 hereof, such distributions shall be made to the Beneficial Owners in accordance with their Percentage Interest at the date and time of record established for the payment of such distributions.

5.10. Taxes and Withholding.

(a) The Trust shall at all times be entitled to make payments with respect to any Beneficial Owner in amounts sufficient to discharge any obligation of the Trust to withhold or make payments to any governmental authority with respect to any foreign, federal, state or local tax liability arising as a result of such Beneficial Owner’s interest in the Trust. Notwithstanding anything to the contrary contained in this Declaration, the Trust may from time to time redeem a sufficient number of Units of any Beneficial Owner or apply any and all distributions due or payable to such Beneficial Owner to pay and discharge any obligation or payment attributable to such Beneficial Owner referred to in the preceding sentence. Such redemption of Units and application of distributions may be made on such dates as shall permit the Trust to pay such obligations in immediately available funds or such later date as may be determined in the sole discretion of the Trustee. Each such payment which is not paid from redemption proceeds or from distributions to such Beneficial Owner on or prior to the date of such payment shall be deemed to be a loan by the Trust to such Beneficial Owner and shall not be deemed to be a distribution to such Beneficial Owner. The amount of such loan made with respect to such Beneficial Owner, plus interest on each such amount from the date of each such loan until such amount is repaid to the Trust at an interest rate per annum equal to the base rate on corporate loans at large U.S. money center commercial banks (as reported by The Wall Street Journal), shall be repaid to the Trust by (a) deduction from any distributions made, or redemption proceeds paid, to such Beneficial Owner pursuant to this Agreement or (b) after payment by such Beneficial Owner to the Trust, in each case as determined by the Trustee in its discretion.

(b) The Trustee may, as determined in its sole discretion, apportion the burden of some, all, or none of any foreign, federal, state, or local tax liability incurred by the Trust in respect of income, gains or payments received by the Trust (including withholding taxes) (the “Trust Taxes”) (i) to the Beneficial Owner to which such taxes are attributable (the “Apportioned Trust Taxes”), and (ii) shall treat any Trust Taxes other than Apportioned Trust Taxes as an expense of the Trust or a reduction in its income to be shared by the Beneficial Owners in proportion to their Percentage Interests. The Apportioned Trust Taxes shall be created as tax payments by the Trust described in Section 5.10(a) and shall be subject to the rules provided therein.

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5.11. Non-Transferability of Units. The beneficial interest in the Trust of a Beneficial Owner shall be non-transferable and any purported transfer shall be void and of no effect and the Trustee, officers, employees and agents of the Trust shall not be entitled or required to recognize any legal, equitable or other claim or interest in the Trust on the part of any such purported transferee, whether or not any of them shall have express or other notice of such claim or interest. In addition, the Units have not been, and are not expected to be, registered under federal or state securities laws or the securities laws of any foreign jurisdiction.

5.12 Currency. Except to the extent required by law or otherwise deemed advisable by the Trustee in its sole discretion: (i) the business of the Trust shall be conducted in Euros; (ii) Units shall at all times be denominated in Euros: (iii) all investments, allocations, distributions, redemptions and reports to Beneficial Owners by or from the Trust shall be in Euros: and (iv) all fees and expenses payable by or paid to the Trust and its agents shall to the extent reasonably practicable be in Euros.

ARTICLE VI

VALUATION

6.1. By Whom Determined. The Trustee shall have the power and duty to determine from time to time the Net Asset Value of the Trust and may appoint one or more Persons to assist it in the determination of the value of securities and to make the actual calculations pursuant to its directions. The Net Asset Value of the Trust shall be determined as set forth in Section 6.3 and any determination made pursuant to this Article VI shall be binding on all parties concerned.

6.2. When Determined. The Net Asset Value of the Trust shall be determined as of the close of business on each Business Day and on such other dates and at such other times as may be required for any purpose determined by the Trustee. Any such date on which the Net Asset Value of the Trust is determined shall be referred to as a Valuation Date.

6.3. Valuation of Units. At the inception of the Trust, the value of each Unit of the Trust shall be deemed to be one Euro (€1.00) and, thereafter, the value of each Unit shall be determined in accordance with the following provisions of this Section 6.3. As of the close of business on each Valuation Date, (a) (i) with respect to securities issued by management investment companies, such securities shall be valued at the then-current net asset value, and (ii) with respect to all other securities, principal shall be valued at the Trust’s acquisition cost adjusted for amortization of premiums and accretion of discounts, and (b) in either case, net income and gains has determined by the Trustee in its sole discretion in accordance with uniform rules which are intended to account for charges, expenses and taxes payable by the Trust, to establish and maintain a Yield Reserve in the discretion of the Trustee and to the extent practicable, to preserve the Unit value of the Trust at one Euro (€1.00) or such other constant amount as the Trustee may specify to the Beneficial Owners from time to time) shall be allocated

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among the Beneficial Owners in proportion to the number of Units of each Beneficial Owner in the Trust and shall be reinvested in additional Units or distributed on behalf of each such Beneficial Owner at such time or times as may be determined by the Trustee; provided, however, that the Trustee may determine in its sole discretion that such valuation may result in a material dilution or other unfair result to the Beneficial Owners or to any person proposing to purchase Units or otherwise have an adverse impact on the Trust and in such event the Trustee reserves the right to adjust such valuation or take other action that it deems appropriate to eliminate or reduce to the extent reasonably practicable such dilution or other unfair result or adverse impact and without limiting the foregoing, the Trustee may reduce or eliminate the amount of income credited to or payable with respect to each Unit or apply net realized losses to offset net realized gains as of the Valuation Date such losses are realized or on any subsequent Valuation Date (or apply net realized gains to offset net realized losses as of the Valuation Date such gains are realized or on any subsequent Valuation Date), and the Trustee may also adjust the valuation of the Units of one or more Beneficial Owners who are redeeming Units, even though the value of the Units of one or more other Beneficial Owners which are redeeming Units or one or more Persons which are purchasing Units as of such Valuation Date is not so adjusted or is adjusted on a different basis if the Trustee makes a good faith determination that such action is appropriate to reduce or eliminate the potential for material dilution or other unfair result to the Beneficial Owners or any Person proposing to purchase Units or to avoid any potential adverse impact of the Trust: provided, further, that the Trustee may determine in its sole discretion from time to time that preserving the Unit value of the Trust at a constant amount is impracticable or unfair and may allow such value to fluctuate.

6.4 Suspension of Valuations and Redemptions. Notwithstanding anything to the contrary in this Declaration, the Trustee may suspend the valuation of the assets or Units of the Trust pursuant to this Article VI and/or the right or obligation to redeem Units from the Trust in accordance with Article V for the whole or any part of any period when (a) any market or exchange on which a significant portion of the investments of the Trust are quoted is closed (other than for ordinary holidays) or during which dealings therein are restricted or suspended; (b) there exists any state of affairs which, in the sole opinion of the Trustee, constitutes an emergency as a result of which disposition of the assets of the Trust would not be reasonably practicable or would be seriously prejudicial to the Trust or the Beneficial Owners; (c) there has been a breakdown in the means of communication, or in any software and/or hardware systems, normally employed in determining the price or value of any of the investments of the Trust, or of current prices on any market or exchange on which a significant portion of the investments of the Trust are quoted, or when for any reason the prices or values of any investments owned by the Trust cannot reasonably be promptly and accurately ascertained; or (d) the transfer of funds involved in the realization or acquisition of any investment cannot, in the reasonable opinion of the Trustee, be effected at normal rates of exchange.

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ARTICLE VII

ALLOCATIONS

7.1. Daily Allocations. As of the close of business on each Valuation Date, the Trustee shall determine the Trust’s items of income, gain, deduction and loss for the Accounting Period ending with such Valuation Date, using the interim closing of the books method. Such items shall be allocated among the Beneficial Owners as follows:

(a) First, items of income and gain shall be credited to the Yield Reserve Account in such amounts as are necessary so that the balance of the Yield Reserve Account equals the amount of the Yield Reserve (determined as of the close of the Accounting Period and taking into account any withdrawals from the Yield Reserve during the Accounting Period), as determined by the Trustee in its sole discretion. Items credited to the Yield Reserve Account shall be allocated pursuant to Section 7.2 rather than this Section 7.1.

(b) Second, remaining items of income, gain, deduction and loss for the Accounting Period shall be allocated among the Beneficial Owners in proportion to their relative Percentage Interests as of the beginning of the Accounting Period (i.e., their relative Percentage Interests for such Accounting Period as determined prior to any distributions or contributions for such Accounting Period or any additions to or redemptions from the Trust occurring during the Accounting Period).

7.2 Allocations from Yield Reserve Account. Items of income and gain credited to the Yield Reserve Account pursuant to Section 7.1(a) shall be allocated among the Beneficial Owners as follows:

(a) First, at such times that the Yield Reserve is drawn down and amounts therein are credited for the benefit of particular Beneficial Owners during the taxable year, income and gain shall be allocated to each such Beneficial Owner in the amount of the Yield Reserve credited to the benefit of such Beneficial Owner.

(b) Second, any remaining items of income and gain as of the end of the taxable year shall be allocated in the same manner as the distribution of the balance (if any) of the Yield Reserve at the end of the taxable year.

7.3 Tax Allocations. Items of income, gain, loss, and deduction, as determined for federal income purposes, shall be allocated among the Beneficial Owners in compliance with the provisions of Section 704 of the Code as determined by the Trustee. To the extent possible, items of income, gain, deduction and loss as determined for federal income tax purposes shall be allocated in such a manner so as to result in annual tax allocations to each Beneficial Owner of an amount of net income (or loss) equal to the Beneficial Owner’s net return on its investment in the Trust for such year. The Trustee may amend the allocation provisions in this Article VII and adopt such accounting or other conventions and make, except as otherwise required by law, such elections and all decisions with respect to all tax matters relating to the Trust as it determines in its sole discretion.

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7.4 Tax Matters Partner.

(a) The Trustee may designate any Beneficial Owner, including an Affiliate of the Trustee, as the initial “Tax Matters Partner” of the Trust for purposes of Section 6231(a)(7) of the Code, and such Tax Matters Partner shall have the power to manage and control, on behalf of the Trust, any administrative proceeding at the Trust level with the Internal Revenue Service relating to the determination of any item of Trust income, gain, loss, deduction or credit for federal income tax purposes.

(b) The Trustee may at any time hereafter designate a new Tax Matters Partner, including an Affiliate of the Trustee; provided, however, that only a Beneficial Owner may be designated as the Tax Matters Partner of the Trust.

ARTICLE VIII

DURATION AND TERMINATION OF TRUST; AMENDMENT; REORGANIZATION

8.1. Duration and Termination.

(a) The Trust shall terminate upon the election of the Trustee, in its discretion upon thirty (30) days’ prior written notice of such election to the Beneficial Owners. No Beneficial Owner shall have the right to terminate the Trust, and the Incapacity of one or more Beneficial Owners shall not result in the termination of the Trust. Upon the termination of the Trust:

(A) the Trust shall carry on no business except for the purpose of winding up its affairs;

(B) the Trustee shall proceed to wind up the affairs of the Trust and all of the powers of the Trustee under this Declaration shall continue until the affairs of the Trust shall have been wound up, including the power to fulfill or discharge the contracts of the Trust, collect its assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining Trust Property to one or more persons at public or private sale for consideration which may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities, and do all other acts appropriate to liquidate its business; and

(C) after paying or adequately providing for the payment of all liabilities, including the establishment of reserves, and upon receipt of such releases, indemnities and refunding agreements as the Trustee deems necessary for the protection of the Trust. Trustee or Beneficial Owners, all remaining assets shall be distributed among the Beneficial Owners in accordance with their Percentage Interest as recorded on the books of the Trust after the Units are properly tendered for redemption as determined by the Trustee.

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(b) After termination of the Trust and distribution of the remaining assets as herein provided, the Trustee shall execute and lodge among the records of the Trust an instrument in writing setting forth the facts of such termination and shall execute and file with the New Hampshire Secretary of State a certificate of cancellation pursuant to the New Hampshire Investment Trust Act, whereupon the Trustee shall be discharged from all further liabilities and duties hereunder, and the rights and interests of the Beneficial Owners shall thereupon cease.

8.2. Amendment Procedure. All rights granted to the Beneficial Owners under this Declaration of Trust are granted subject to the reservation of the right of the Trustee to amend this Declaration of Trust as herein provided. This Declaration (including the policies attached as Schedule A) may be amended from time to time by an instrument in writing signed by the Trustee and delivered to each Beneficial Owner at least ten (10) days prior to the effective date of such amendment, and such amendment may provide for its prospective, current, or retroactive effect as determined in the sole discretion of the Trustee; provided, that nothing contained in this Declaration shall permit the amendment of this Declaration to impair the exemption from personal liability of the Beneficial Owners, the Trustee, officers, employees and agents of the Trust or Trustee or to permit assessments upon the Beneficial Owners.

8.3 Reorganization. Pursuant to an agreement of merger or consolidation, the Trust may merge or consolidate with or into one or more New Hampshire investment trusts or other investment entities formed or organized or existing under the laws of any state or the United States or any foreign country or other foreign jurisdiction, with the Trust or other New Hampshire investment trust or other investment entity, as the agreement shall provide, being the surviving or resulting New Hampshire investment trust or other investment entity. Such a merger or consolidation shall be approved by the Trustee and may not take effect until the Beneficial Owners have received not less than ten (10) days’ prior written notice of such proposed merger or consolidation. In connection with a merger or consolidation hereunder, rights or securities of, or interests in, a New Hampshire investment trust or other investment entity which is a constituent party to the merger or consolidation may be exchanged for or converted into cash, property, rights or securities of, or interests in, the surviving or resulting New Hampshire investment trust or other investment entity or, in addition to or in lieu thereof, may be exchanged for or converted into cash, property, rights or securities of, or interests in, a New Hampshire investment trust or other investment entity which is not the surviving or resulting New Hampshire investment trust or other investment entity in the merger or consolidation.

ARTICLE IX

REPORTS TO BENEFICIAL OWNERS

9.1. Reports. The Trustee shall annually submit to each Beneficial Owner, or an agent appointed by such Beneficial Owner for such purpose, financial statements and a report thereon of independent public accountants.

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9.2. Inspection of Property, Books and Records. The Trustee shall permit representatives of any Beneficial Owner at the Beneficial Owner’s expense to visit and inspect any of the Trust’s properties, to examine and make abstracts from any of the Trust’s books and records and to discuss the Trust’s affairs, finances and accounts with the Trustee and the Trust’s independent public accountants, all at such reasonable times and as often as may be reasonably desired. The Trustee may require such Beneficial Owner to enter into such confidentiality or similar agreements as the Trustee may reasonably request.

ARTICLE X

MISCELLANEOUS

10.1. Governing Law. The Trust set forth in this Declaration is created under, and shall be governed by and construed and administered in accordance with, the laws of the State of New Hampshire.

10.2. Reliance by Third Parties. Any certificate executed by an individual who, according to the records of the Trustee, appears to be an authorized officer of the Trustee, certifying to: (a) the due authorization of the execution of any instrument or writing, (b) the form of any resolution passed by the Trustee, (c) the identity of any officers elected by the Trustee or (d) the existence of any fact or facts which in any manner relate to the affairs of the Trust, shall be conclusive evidence as to the matters so certified in favor of any Person dealing with the Trustee and its successors.

10.3. Severability. Any provision of this Declaration which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. There shall be substituted for such provision so rendered ineffective a provision which, as far as legally possible, most nearly reflects the intent of the parties hereto.

10.4. Offices of the Trust. The Trust shall have and maintain a registered office in the State of New Hampshire at 2 Wall Street Manchester, New Hampshire 03101, and shall continue in maintain an office at such address unless changed by the Trustee to another location within the State of New Hampshire. The Trust may maintain other offices within or without the State of New Hampshire as the trustee may from time to time determine. The original, or a copy, of this Declaration, and any amendment or supplement hereto, shall be kept at the registered office of the Trust in the State of New Hampshire where it may be inspected by the Beneficial Owners in accordance with Section 9.2.

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10.5. Agent for Service of Process. State Street Bank and Trust Company of New Hampshire, N.A. is hereby designated as the registered agent for service of process.

10.6. Section Headings; Interpretation. Section headings in this Declaration are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof. All expressions such as “hereof,” “herein” and “hereunder” shall be deemed to refer to this Declaration and not exclusively to the Article or Section in which such words appear.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 4th day of January, 1999.

STATE STREET BANK AND TRUST COMPANY OF NEW HAMPSHIRE, N.A.

By:	/s/ Kerry J. Ollen
Name:	Kerry J. Ollen
Title:	President

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STATE STREET GLOBAL SECURITIES LENDING EURO TRUST

FIRST AMENDMENT

TO THE

DECLARATION OF TRUST

First amendment to the Declaration of Trust of the State Street Global Securities Lending Euro Trust (the “Trust”), dated December 22, 1998 (the “Declaration”), by State Street Bank and Trust Company of New Hampshire, N.A., a trust company organized as a national bank (the “Trustee”).

WITNESSETH

WHEREAS, the Trustee established a New Hampshire investment trust for the investment and reinvestment of money and other property contributed thereto by or on behalf of the beneficial owners under the securities lending program of State Street Bank and Trust Company, an affiliate of the Trustee;

WHEREAS, Section 8.2 of the Declaration provides that the Declaration may be amended by an instrument signed by the Trustee and delivered to each beneficial owner at least ten (10) days prior to the effective date of such amendment; and

WHEREAS, The Trustee desires to amend the Declaration to give the Trustee the ability to amend the Declaration or reorganize the Trust without approval of, or notice to the beneficial owners where such amendment or reorganization does not change the investment policies or adversely affect the value of any beneficial owner’s interest in the Trust and to allow for the payment of redemption proceeds in kind at the discretion of the Trustee;

NOW THEREFORE, the Trustee hereby amends the Declaration, effective immediately as follows:

1. Section 5.5 is amended by deleting the phrase “in cash” from the second sentence of paragraph (a) thereof and by inserting after such second sentence the new sentence “Payment of the redemption price to any Beneficial Owner shall be made in cash, property or any combination of cash and property as determined by the Trustee in its sole discretion.”

2. Sections 8.2 and 8.3 are amended by deleting them in their entirety and inserting new Sections 8.2 and 8.3 to read as follows:

“8.2. Amendment Procedure. All rights granted to the Beneficial Owners under this Declaration of Trust are granted subject to the reservation of the right of the Trustee to amend this Declaration of Trust as herein provided. This Declaration may be amended from time to time by an instrument in writing signed by the Trustee. Provided, however, that any amendment that changes the policies attached as Schedule A or that would have a material adverse affect on the rights or interests of the Beneficial Owners in the Trust will only be effective if delivered to each Beneficial Owner at least ten (10) days prior to the effective date of such amendment, and such amendment may provide for its prospective, current, or retroactive effect as determined in the sole discretion of the Trustee. Notwithstanding the foregoing, nothing contained in this Declaration shall permit the amendment of this Declaration to impair the exemption from personal liability of the Beneficial Owners, the Trustee, officers, employees and agents of the Trust or Trustee or to permit assessments upon the Beneficial Owners.

8.3 Reorganization. Pursuant to an agreement of merger or consolidation, the Trust may merge or consolidate with or into one or more New Hampshire investment trusts or other investment entities formed or organized or existing under the laws of any state or the United States or any foreign country or other foreign jurisdiction, with the Trust or other New Hampshire investment trust or other investment entity, as the agreement shall provide, being the surviving or resulting New Hampshire investment trust or other investment entity. Such a merger or consolidation shall be approved by the Trustee but no approval of the Beneficial Owners shall be required as long as such Beneficial Owners receive interests in the merged or consolidated entity with the same value as the value of their Shares immediately prior to the merger or consolidation and there is no material difference in the investment policies of the Trust as set out in Schedule A and those of the surviving entity (as determined by the Trustee in good faith). If the value of the interests received would be less than the value of the Shares immediately prior to the merger or consolidation or there is a material difference in the investment policies of the surviving entity (as determined by the Trustee in good faith), then any such merger or consolidation shall not take effect until the Beneficial Owners have received not less than ten (10) days’ prior written notice of such proposed merger or consolidation. In connection with a merger or consolidation hereunder, rights or securities of, or interests in, a New Hampshire investment trust or other investment entity which is a constituent party to the merger or consolidation may be exchanged for or converted into cash, property, rights or securities of, or interests in, the surviving or resulting New Hampshire investment trust or other investment entity or, in addition to or in lieu thereof, may be exchanged for or converted into cash, property, rights or securities of, or interests in, a New Hampshire investment trust or other investment entity which is not the surviving or resulting New Hampshire investment trust or other investment entity in the merger or consolidation.”

The Declaration shall remain the same in all other respects.

Defined terms herein shall have the same meaning as in the Declaration.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 23rd day of April, 1999.

STATE STREET BANK AND TRUST COMPANY OF NEW HAMPSHIRE, N.A.

By:	/s/ Kerry J. Ollen
Name:	Kerry J. Ollen
Title:	President

Exhibit A: Tab G

TRUST AGREEMENT

AMONG

STATE STREET BANK AND TRUST COMPANY, as Settlor

- and -

STATE STREET TRUST COMPANY CANADA, as Trustee

- and -

STATE STREET GLOBAL ADVISORS, LTD., as Investment Manager

regarding the

STATE STREET GLOBAL SECURITIES LENDING CANADIAN FUND A

March 27, 2002

THIS TRUST AGREEMENT dated as of the 27th day of March, 2002,

AMONG:

STATE STREET BANK AND TRUST COMPANY, a bank incorporated under the laws of The Commonwealth of Massachusetts, in its capacity as settlor of the Fund (in such capacity, the “Settlor”)

OF THE FIRST PART

-and-

STATE STREET TRUST COMPANY CANADA, a trust company continued under the laws of Canada, in its capacity as trustee of the Fund (the “Trustee”)

OF THE SECOND PART

-and-

STATE STREET GLOBAL ADVISORS, LTD., a corporation incorporated under the laws of Canada, in its capacity as investment manager of the Fund (in such capacity, the “Investment Manager”)

OF THE THIRD PART

ARTICLE 1

RECITALS

WHEREAS the Settlor wishes to establish a unit trust to be known as the State Street Global Securities Lending Canadian Fund A (the “Fund”) by settling certain property on the Trustee;

AND WHEREAS the Settlor requests the Trustee to act as trustee of the Fund and the Trustee agrees to so act;

AND WHEREAS the Settlor and the Trustee wish State Street Trust Company Canada to act as the custodian of the Fund, it being understood that the terms and obligations of the parties in respect thereof shall be set out in a separate custodian contract entered into between the Trustee and the custodian;

AND WHEREAS the Settlor wishes the Investment Manager to be responsible for the investment of the portfolio assets of the Fund and the Investment Manager agrees to accept such responsibility;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained, the parties to this Trust Agreement agree as follows:

ARTICLE 2

INTERPRETATION

2.1	Definitions. Wherever used in this Trust Agreement, unless the context clearly indicates otherwise, the following words shall have the following meanings:

(a)	“Affiliate” means, in respect of any Person, any other Person, directly or indirectly controlling, controlled by or under direct or indirect common control with such Person; with a Person being deemed to control a corporation if the Person is in a position to elect or cause another Person or other Persons to elect a majority of the board of directors of the corporation;

(b)	“Auditors” means a chartered accountant or firm of chartered accountants appointed as auditor or auditors of the Fund in accordance with Section 16.1 hereof,

(c)	“Business Day” means any day other than a Saturday, a Sunday or a day when banks and trust and loan companies are not open for business in Canada;

(d)	“Cash Balance” means any cash credit or debit balance of the Fund in Canadian or other currency, “debit Cash Balances” has the meaning set out in Section 11.4(k)(ii) and “credit Cash Balances” has the meaning set out in Section 4.4;

(e)	“Custodian” means State Street Trust Company Canada, appointed pursuant to an agreement (the “Custodian Contract”) dated as of March 27, 2002 among the Trustee and State Street Trust Company Canada as custodian;

(f)	“Floor Amount” has the meaning as set out in Section 7.4;

(g)	“Fiscal Year” has the meaning set out in Section 15.2;

(h)	“Fund” means the trust governed by this Trust Agreement and known as the State Street Global Securities Lending Canadian Fund A;

(i)	“Generally Accepted Accounting Principles” means the accounting principles accepted in Canada and amended from time to time by the Canadian Institute of Chartered Accountants;

(j)	“herein”, “hereof”, “hereby”, “hereunder” and similar expressions shall refer to this Trust Agreement and include every instrument supplemental or ancillary to this Trust Agreement, except where the context requires otherwise;

(k)

“Instructions” means instructions received by the Trustee (including by the Trustee’s agents and sub-custodians) from the Investment Manager or the Settlor as applicable (or any Person duly authorized by them). Such instructions may be in writing signed by an authorized Person and communicated by facsimile transmission or may be in a tested communication effected between electro-mechanical or electronic devices or by such other means as may be agreed to from time to time by the Trustee and the party giving such instructions. The Trustee may use voice recording procedures in connection with its receipt of Instructions. The Settlor and the Investment Manager expressly acknowledge and consent to such recordings and agree that any such voice record retained by the Trustee will constitute prima facie evidence of such communication. The Settlor and the Investment Manager shall each cause a duly authorized Person to certify to the Trustee in writing the names and specimen signatures of Persons authorized to give Instructions by filing with the Trustee a certificate of incumbency in the form attached as Schedule 1. The Trustee or its appointees shall be entitled to rely upon the identity and authority of such Persons until the Trustee receives written notice from the Settlor otherwise. “Instructs”, “Instructed” or any variation thereof shall have a corresponding meaning;

(l)	“Investment Manager” means State Street Global Advisors, Ltd. in its capacity as investment manager of the Property of the Fund, and any successor or assignee;

(m)	“Investment Guidelines” has the meaning set out in Section 14.1;

(n)	“Mark-to-Market Requirements” means the obligation upon the borrower under an SLA to provide collateral to the lender in respect of securities lent equal to a specified percentage of the market value of those securities, and the on-going obligation of the borrower and the lender under such SLA to ensure that collateral so provided is adjusted each trading day to reflect any changes in the market value of those securities;

(o)	“Net Asset Value” and “Net Asset Value per Unit” of the Fund have the respective meanings set out in Section 10.1;

(p)	“Net Income” has the meaning set out in Section 9.2;

(q)	“Participant” means a registered holder of Units and includes, where Units are registered in the name of the Custodian, its nominee, a sub-custodian or other Person acting in a similar capacity, the Person on whose behalf the Units are so registered;

(r)	“Payment System” means the Canadian Payments Association or any other domestic or foreign payment or clearing agency which is incorporated or organized under the laws of a country or a jurisdiction within a country and is a customary or established means of movement, transfer, payment or clearing of monies. Such system may be integrated or linked to a Securities System, or may operate independently from any Securities System;

(s)	“Person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, investor, administrator or other legal representative, or any group or combination thereof;

(t)	“Property” means all assets (whether tangible or intangible, personal or otherwise), together with all income, profit and gains therefrom, which are transferred, conveyed or paid to, and held for the account of the Fund pursuant to this Trust Agreement;

(u)	“Qualified Investor” has the meaning set out in Section 5.2;

(v)	“Register” means the register which shall be established and maintained in accordance with Article 8;

(w)	“Securities System” means The Canadian Depository for Securities Limited or the Depository Trust Company or any other domestic or foreign depository or clearing agency which is incorporated or organized under the laws of a country or jurisdiction within a country and is duly authorized to operate a book-based system in that country or is duly authorized to operate a transnational book-based system for the central handling of securities or equivalent book-based entries pursuant to which system, all securities of any particular class or series of any issuer deposited within the system are treated as fungible and may be transferred or pledged by bookkeeping entry without physical delivery of such securities;

(x)	“Settlor” means State Street Bank in its capacity as settlor of the Fund;

(y)	“SLA” has the meaning set out in Section 3.4;

(z)	“Subscription Agreement” means an agreement substantially in the form attached as Schedule 3, as such agreement may be amended from time to time in the discretion of the Trustee, and such other form of subscription to the Fund, including an amendment to an SLA, as the Trustee may in its discretion deem acceptable to admit a Person to become a Participant in the Fund from time to time;

(aa)	“State Street Bank” means State Street Bank and Trust Company, a bank incorporated under the laws of The Commonwealth of Massachusetts;

(bb)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(cc)	“Trustee” means State Street Trust Company Canada in its capacity as trustee of the Fund, and any successor or assignee;

(dd)	“Unit” means a proportionate beneficial interest in the Fund;

(ee)	“Unit Value” means $1.00 per Unit;

(ff)	“Valuation Date” means each Business Day and December 31 of any year if it is not a Business Day; and

(gg)	“Yield Reserve” and “Yield Reserve Account” have the respective meanings set out in Section 9.4.

2.2	Gender and Number. In this Trust Agreement, words in the singular include the plural and words in the plural include the singular, and the masculine includes the feminine and neuter.

2.3	Headings. The divisions of this Trust Agreement into Articles, Sections and paragraphs, the insertion of headings and the provision of a table of content are for convenience of reference only and shall not affect the construction and interpretation of this Trust Agreement.

2.4	Governing Law. The Fund established hereunder shall be deemed to be established under the laws of Ontario and this Trust Agreement, and all matters related to the administration of the Fund shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2.5	Dollar Amounts. Unless specified otherwise, all statements of or references to dollar amounts in this Trust Agreement are to lawful money of Canada.

2.6	Generally Accepted Accounting Principles. Where the Canadian Institute of Chartered Accountants has adopted recommendations or Generally Accepted Accounting Principles concerning the treatment of an accounting matter, such recommendations or Generally Accepted Accounting Principles shall be applicable to the circumstances that they cover. All accounting and financial terms used herein, unless specifically provided to the contrary, shall be interpreted and applied in accordance with Generally Accepted Accounting Principles in Canada.

2.7	Rights of Participants. A Participant shall have no rights other than those rights expressly provided for Participants herein or added by amendment hereto, or given to Participants by applicable laws.

2.8	Agreement Binding on Participants. The terms and conditions of this Trust Agreement shall be binding on each Participant and all Persons claiming through such Participant as if each had been a party to this Trust Agreement.

ARTICLE 3

ESTABLISHMENT OF THE FUND

3.1	Settlement of Trust. The Trustee acknowledges and confirms that, concurrently with the execution of this Trust Agreement, the Settlor has made an initial contribution of $1.00 to the Fund, that one Unit of the Fund has been issued to the Settlor and is outstanding as fully-paid and non-assessable and that such initial Unit of the Fund shall be redeemable at the request of the Settlor in accordance with the terms of this Trust Agreement.

3.2	Property held in Trust. The Trustee accepts the trust created by this Trust Agreement and hereby agrees that it does and shall hold any Property of the Fund in trust for the use and benefit of Participants, their assigns and personal representatives in accordance with the provisions hereof.

3.3	Name and Principal Office of the Fund. The Fund shall be known as the State Street Global Securities Lending Canadian Fund A, in the English language, and Fonds

Canadien A de prêt dc titres State Street, in the French language, and it shall have its principal office at the Toronto office of the Trustee at 30 Adelaide Street East, Suite 1200, Toronto, Ontario M5C 3G6, or at such other place of business as the Trustee may designate from time to time.

3.4	Purpose of the Fund. The purpose of the Fund is to provide a vehicle for the pooling and short term investment of cash collateral received by Qualified Investors who have entered into one or more securities lending agreements (the “SLA”) with State Street Bank, have loaned securities under the SLA and received cash as collateral for the securities so lent; and who execute a Subscription Agreement.

3.5	Legal Character of the Fund. The Fund is an open-ended unincorporated trust which is not, is not intended to be, shall not be deemed to be, and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee, the Settlor or the Participants or any of them for any purpose be, or be deemed to be, liable or responsible hereunder as partners or joint venturers. The Trustee in its capacity as such shall not be, or be deemed to be, the agent of the Participants. The relationship of the Participants to the Trustee in its capacity as such shall be solely that of beneficiaries of the Fund and their rights shall be limited to those conferred upon them by this Trust Agreement.

ARTICLE 4

FUND PROPERTY

4.1	Investment of Property. On Instructions from the Investment Manager, the Trustee shall from time to time invest the Property it receives for such purposes from or on behalf of the Participants.

4.2	Segregation of Property. All Property of the Fund shall be kept separate on the books and records of the Trustee from all other property belonging to the Trustee, the Custodian, or of any sub-custodians or agents appointed by the Custodian.

4.3	Trustee Act. The Fund shall not be restricted to investments which a trustee may make under the Trustee Act (Ontario) or any similar law of any jurisdiction limiting or purporting to limit investments which may be made by trustees.

4.4	Cash Balances Awaiting Investment or Distribution. Pending the selection and purchase of suitable investments, or the payment of expenses or other anticipated distributions, the Trustee may retain in cash (“credit Cash Balances”) such portion of the Fund as the Investment Manager shall deem reasonable under the circumstances. The Trustee is hereby authorized (but is not required) to maintain the credit Cash Balances of the Fund on deposit with itself or its Affiliates. Such deposits of credit Cash Balances shall be in transaction accounts bearing interest, subject to applicable law, at the stated interest rate of the Trustee or its Affiliate for deposits in cash accounts in the market where such deposits are maintained, except where the cash represents less than 0.3% of the aggregate Net Asset Value of the Fund, in which event it may be held in non-interest bearing accounts.

4.5	Right of Reversal. Notwithstanding any other provision of this Trust Agreement, if (by error, by design or for any reason) the Trustee credits a cash account of the Fund with an amount due to be received by the Fund prior to actual receipt for value of such amount by the Trustee:

(a)	where actual receipt for value of such amount by the Trustee does not occur within a period deemed reasonable by the Trustee, the Trustee is hereby irrevocably authorized to reverse or debit such cash account of the amount so credited; and

(b)	as of the date of reversal or debit, should the cash account of the Fund not have sufficient immediately available monies to make the Trustee whole, the Trustee is hereby irrevocably authorized to reverse or debit such cash account to the extent necessary to make itself whole and to deem any outstanding portion of advanced credit to a cash account of the Fund as a debt owed by the Fund, from the date of credit, pursuant to the terms of Section 11.4(k)(ii) hereto.

4.6	Pledging of Assets. The Fund shall not pledge, mortgage or hypothecate any of its assets, unless otherwise provided in this Trust Agreement or the Investment Guidelines.

ARTICLE 5

PARTICIPATION IN THE FUND

5.1	Eligibility for Participation. A Person may become a Participant in the Fund only if the Person is a Qualified Investor, and the Trustee shall accept subscriptions to the Fund under this Trust Agreement only from Persons who are Qualified Investors. Each Person who seeks to invest in the Fund shall represent and warrant to the Settlor, the Trustee and the Investment Manager in the Subscription Agreement that such Person is a Qualified Investor and further that so long as the Person holds Units in the Fund, the Person shall not be a designated beneficiary within the meaning of section 210 of the Tax Act.

5.2	Qualified Investors. For the purposes of this Trust Agreement, a Qualified Investor shall mean:

(a)	a person or trust resident in Canada and exempt from tax under Part I of the Tax Act; or

(b)	any trust or partnership resident in Canada substantially all the beneficiaries or members of which (in terms of value) fall into one or more of the following categories:

(i)	persons or trust meeting the criteria set out in (a);

(ii)	trusts or partnerships substantially all the beneficiaries or members of which (in terms in of value) are such persons or trusts described in (i);

(iii)	trusts or partnerships resident in Canada substantially all the beneficiaries or member of which (in terms of value are such persons, trusts or partnerships described in (i) or (ii) respectively; or

(iv)	trusts or partnerships substantially all the beneficiaries or members of which (in terms of value) meet the conditions set out in (i), (ii) or (iii) or any combination thereof,

provided that in all cases, no beneficiary or member of such trust or partnership is a non resident person with the meaning of the Tax Act; or

(c)	a prescribed labour-sponsored venture capital corporation for the purposes of the Tax Act.

A designated beneficiary within the meaning of Section 210 of the Tax Act is not a Qualified Investor for the Fund.

5.3	Minimum Initial/Subsequent Subscriptions. Except for the Settlor’s initial contribution in accordance with Section 3.1 hereof, each subscription to the Fund for the purchase of Units shall be to such Participants, or be in such amount as shall be determined by the Trustee, to ensure that the issuance of Units of the Fund shall be exempt from the prospectus requirements of applicable Canadian securities legislation.

5.4	Distribution Responsibilities. The Trustee shall be solely responsible to determine and monitor who is a Qualified Investor or who may remain eligible to invest as a Participant in the Fund. The Trustee shall act as the distributor of Units of the Fund to pension funds in Ontario to the extent it is permitted to so act by Rule 32-503 of the Ontario Securities Commission. The Investment Manager shall act as the distributor of Units of the Fund to other investors in Ontario. The Trustee and the Investment Manager shall mutually determine which of them shall act as distributor of Units of the Fund to investors resident in provinces where dealer registrations are not required, either generally or in respect of a particular trade in Units of the Fund. The entity which is acting as distributor shall prepare and cause to be provided to each Qualified Investor such offering memorandum or other information document, if any, for the Fund as shall be to be required by law or be otherwise desirable from time to time; shall execute the Subscription Agreement with Participants; and generally shall make or cause to be made all filings and ensure that the Fund complies, at all times, with all applicable securities legislation and that the Fund and the distributor are entitled, at all times, to rely on dealer registration and prospectus exemptions under applicable securities legislation and regulation with respect to any issuance or redemption of Units of the Fund (except to the extent the distributor has such registrations as obviate the need to rely upon dealer registration exemptions).

5.5	Arrangements with Distribution Agents and Others. The Trustee may make or cause to be made such arrangements as are deemed expedient with other Persons for the distribution of Units having regard to the requirements of applicable law respecting such distribution of Units in the jurisdiction or jurisdictions in which such Units are to be distributed.

ARTICLE 6

ISSUANCE OF UNITS

6.1	Units. The Fund may issue Units of a single class, referred to as whole Units and fractions thereof, which shall entitle the holders thereof to the rights and subject to the limitations, restrictions and conditions hereof. The number of Units authorized to be issued hereunder in respect of the Fund shall be unlimited.

6.2	Receipt of Initial Subscriptions for Purchase of Units. A subscriber wishing to purchase Units shall submit to State Street Bank an SLA and a Subscription Agreement. Subscription monies shall consists solely of cash collateral received by State Street Bank on behalf of a Qualified Investor in connection with a loan of securities pursuant to the SLA with such Qualified Investor and State Street Bank shall ensure that such Subscription monies are forwarded to the Trustee promptly after receipt. State Street Bank shall further provide a copy of the Subscription Agreement to the Trustee and the Investment Manager; such document to be reviewed and approved by or on behalf of the distributor in connection with the sale of Units to the particular subscriber. The Trustee further reserves the right to accept or reject initial subscriptions on behalf of the Fund in whole or in part at its sole discretion. A decision to reject an initial subscription shall be exercised promptly and upon rejection of a subscription, the Trustee shall cause the Custodian to make a prompt refund to the subscriber of the amount of the subscription.

6.3	Subsequent Subscriptions. The parties acknowledge that until such time as a Participant terminates the SLA which it has entered into with State Street Bank, or informs State Street Bank in writing that it no longer wishes to accept cash collateral under the SLA or that cash collateral so received is to be invested otherwise than through the purchase of Units of the Fund, all cash collateral amounts received by State Street Bank under the SLA (including, without limitation, any amounts received as a result of the operation of the Mark-to-Market Requirements or as a result of distributions from the Fund) shall be used to purchase additional Units of the Fund. State Street Bank shall advise the Trustee of any such decision made by a Participant.

6.4	Timing of Issuance of Units and Unit Price. Subject to Section 7.6, Units shall be issued as of a Valuation Date at a price equal to their Unit Value.

6.5

Changes to Administration of Units. The Trustee shall introduce or change, as the case may be, upon 10 days prior written notice to Participants, any sales charges, redemption charges, minimum initial or subsequent subscription amounts, or minimum aggregate Net Asset Value balances to be maintained by Participants (provided that the notice requirement of this Section shall be deemed to be complied with upon prompt written notice to Participants with respect to a change in the minimum initial or subsequent subscription amounts if such change is determined by the Trustee to be necessary in order for the Fund to comply with applicable securities legislation); and any procedures in connection therewith (including a procedure whereby a Participant is required to redeem his Units).

6.6	Subscriptions. All subscriptions to the Fund shall be delivered to the Custodian by way of wire transfer by State Street Bank, or as otherwise directed by the Trustee, at such office in Montreal as the Trustee shall specify from time to time.

6.7	Rights of Holders of Units. Each Unit represents a proportionate interest in the Fund. All Units outstanding from time to time participate pro rata in any distributions by the Fund and, in the event of termination of the Fund, in the distributions to the Participants of the Net Asset Value of the Fund. No Unit has any preference or priority over any other, except as provided in Section 7.6.

6.8	Transferability of Units. Except as provided in this Trust Agreement and other than by the operation of the law, Units shall not be transferable, and no change shall be made to the Register to reflect a change in the ownership of a Unit.

6.9	Fractional Units and Consolidation. The Trustee may (but shall not be required to) issue fractional Units representing fractions of one Unit and such fractions may be in denominations as small as 0.001 of a Unit or other larger denominations as the Trustee may from time to time determine. Fractional Units shall carry and be subject to the rights, limitations and conditions respectively applicable to the Units in the proportions which they bear to one Unit, and all references to Units herein shall be deemed to include fractional Units. The Trustee shall have the right to consolidate, subdivide or reclassify Units into a larger or smaller number of Units but no such consolidation, subdivision or reclassification shall increase or reduce the proportionate interest of any Participant in the Fund or the income thereof or the voting rights of any Participant relative to those of any other Participant or Participants.

6.10	Units Non-Assessable. No Units shall be issued other than as fully paid and non-assessable.

6.11	No Pre-Emptive Rights. No Person shall be entitled, as a matter of right, to subscribe for or purchase Units of the Fund. There are no pre-emptive rights attaching to the Units.

6.12

Legal Ownership of Property of the Fund. Subject to the provisions of the Custody Contract, the legal ownership of the Property is vested exclusively in the Trustee in trust for Participants of the Fund, provided that the Trustee shall have the power to cause legal title to any Property to be held or registered in accordance with paragraph 1 l.4(e) hereof. Participants shall have no interest in the Property other than the beneficial interest in the Fund conferred by their Units issued hereunder and shall have no right as Participants to compel any partition, division, dividend or distribution (except as provided in Article 9 hereof) of the trust constituting the Fund or any of the Property of the Fund. The Units of

the Fund shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Trust Agreement. No Participant has or is deemed to have any right of ownership in or management of any of the Property of the Fund.

6.13	No Certificates. No certificates evidencing ownership of Units shall be issued to Participants.

ARTICLE 7

REDEMPTION OF UNITS

7.1	Requests for Redemption of Units. Subject to Section 7.3 hereof, a Participant shall be deemed to have requested the redemption of such number of his Units as is required from time to time (i) to comply with the Mark-to-Market Requirements, (ii) to pay any fees which the Participant is required to pay under its SLA or otherwise to State Street Bank, or to the Trustee or the Investment Manager, (iii) as a consequence of a return by a borrower of securities borrowed under the SLA, or (iv) as may otherwise be required by the SLA. A Participant shall be deemed to have requested the redemption of all Units held (i) upon a termination of the SLA, (ii) upon communicating to State Street Bank the decision of the Participant not to lend under the SLA against cash, or (iii) upon communicating to State Street Bank the decision of the Participant to invest cash collateral under the SLA in investments other than Units; in each case conditional upon the completion of all borrowing transactions under the SLA in accordance with their terms. State Street Bank shall advise the Trustee of any deemed redemptions in accordance with the requirements of this section.

7.2	Procedure for Redemption Payments. The proceeds payable on redemption of Units shall be equal to the aggregate Unit Value of the Units redeemed determined as of the relevant Valuation Date, unless the provisions of Section 7.6 apply. Payment for the Units being redeemed shall be made within such time after the relevant Valuation Date as the Trustee deems reasonable. Such payment may be made by wire transfer or by such other means as the Trustee may determine, including, without limitation, through the transfer to the redeeming Participant of securities or other Property of the Fund determined by the Trustee to have a value equal to the redemption amount. Any payment so made shall discharge the Fund and the Trustee from all liability to the Participant in respect of the amount thereof plus any amount required by law to be withheld in respect of the Units redeemed. The Trustee shall have the right to charge back to and collect from each Participant such part of the amount paid to the Participant upon a redemption of Units as constituted a payment of an accrued or an anticipated receipt of the Fund which is not thereafter collected or received by the Trustee when due.

7.3	Temporary Suspension of Redemption. Notwithstanding anything herein contained, the Trustee may after consultation with the Investment Manager suspend the calculation of the Fund’s Net Asset Value or the right to subscribe for Units, or suspend, in whole or in part, any Participant’s right to redeem Units, or to receive the proceeds thereof, or suspend the date of payment of such proceeds, during any period when:

(a)	any market or stock exchange on which a significant portion of the value of investments of the Fund are quoted is closed (other than for ordinary holidays) or dealings thereon are restricted or suspended or a closing of any such market or stock exchange or a suspension or restriction of dealings thereon are threatened;

(b)	there exists any state of affairs which, in the reasonable opinion of the Trustee, constitutes an emergency as a result of which disposition of the assets of the Fund would not be reasonably practicable or would be seriously prejudicial to Participants;

(c)	there has been a breakdown in the means of communication normally employed in determining the price or value of any of the investments of the Fund, or of current prices on a stock exchange on which a significant portion of the investment of the Fund are quoted, or when for any reason the prices or values of any investments owned by the Fund cannot reasonably be promptly and accurately ascertained; or

(d)	the transfer of funds involved in the realization or acquisition of any investment cannot, in the reasonable opinion of the Trustee, be effected at normal rates of exchange.

7.4	Redemption at the Demand of the Trustee. The Trustee may require a Participant who holds, or would hold following a redemption pursuant to Section 7.1 hereof, Units having an aggregate Unit Value under an amount established from time to time by the Trustee (the “Floor Amount”) to redeem the remaining Units held by the Participant by giving him 10 day’s prior written notice to that effect. If the Participant increases the aggregate Unit Value of its Units to the Floor Amount or more within such 10 day period, the Trustee shall not be entitled to redeem the Units of the Participant unless the Participant holds at a later date Units having an aggregate Unit Value less than the Floor Amount and subject to the Trustee again fulfilling the notice conditions provided for in this Section. If any Participant is, or becomes, in either case to the actual knowledge of the Trustee, a designated beneficiary within the meaning of section 210 of the Tax Act, the Trustee may, and shall if the Trustee is advised by counsel to the Fund that the Fund would thereby be subject to payment of any tax under Part XII.2 of the Tax Act, require the immediate redemption of the Units held by such Participant, and the Fund may, without limiting its recourses, indemnify itself in respect of taxes paid or payable by the Fund as a result of the Participant being or having become a designated beneficiary by deducting the amount of such taxes (net of amounts that are designated to Participants by the Fund under subsection 210.2(3) of the Tax Act) from the proceeds payable to the Participant on the redemption of its Units. If any Participant ceases to be a Qualified Investor, the Trustee may require the immediate redemption of the Units held by such Participant, without prior notice to the Participant. In addition, the Trustee reserves the right to require any Participant to redeem its entire holding of Units, or any part thereof, if it so decides upon giving 10 days prior written notice to such Participant.

7.5	Units Redeemed not to be Treated As Outstanding. All Units which are to be redeemed shall be deemed to be outstanding at the close of business on the Valuation Date on which they are to be redeemed, for the purposes of any calculation of the Fund’s Net Asset Value, and thereafter such Units shall be deemed to be no longer outstanding.

7.6	Special Circumstances. Notwithstanding the preceding Sections of this Article or any other provision of this Trust Agreement, the Trustee may determine in its discretion that the application of some or all of other provisions of this Trust Agreement (including, without limitation, the rules relating to valuation of Units at a constant Unit Value and the valuation of Property using an amortized cost method) may cause a material dilution or other unfair result to Participants or Qualified Investors proposing to purchase Units in the Fund, or an adverse impact on the Fund, or impede the Fund’s efficient administration, and in such event the Trustee reserves the right to adjust the valuation of Units or assets of the Fund (for example, by adjusting to fair value the value of some or all of the assets of the Fund, as described in Section 7.7), or to take such other action that it deems appropriate to eliminate or reduce such dilution or other unfair result, adverse impact on the Fund or impediment to the Fund’s efficient administration, to the extent reasonably practicable, including, without limitation, reducing or eliminating the amount of income credited to or payable with respect to each Unit of the Fund, or applying net realized losses to offset net realized gains as of the Valuation Date such losses are realized or on subsequent Valuation Dates. If the Trustee determines that such action is appropriate to reduce or eliminate the potential for material dilution or other unfair result or an adverse impact on the Fund, the Trustee may adjust the valuation of the Units of one or more Participants which are being redeemed as of a Valuation Date, and/or Units in the Fund which are being issued to a Qualified Investor as of a Valuation Date, even though the value of Units of one or more other Participants which are being redeemed as of such Valuation Date and/or Units which are being issued as of such Valuation Date is not so adjusted or is adjusted on a different basis. Further, the Trustee may determine in its discretion from time to time that preserving the Unit Value of the Fund at a constant amount is unfair or impractical, and may allow such value to fluctuate.

7.7	Valuation Rules in Special Circumstances. In determining the value of assets of the Fund under this Trust Agreement, the following valuation rules shall apply in the event the Trustee determines that the special circumstances referred to in Section 7.6 apply. The assets of the Fund shall be valued in accordance with generally accepted valuation principles, taking into account factors the Trustee may consider relevant including, without limitation, cost, market conditions, valuations furnished by the entity in which the investment may have been made, the value, bids, or quotations of appraisers, brokers, dealers, or other sources who deal in or are familiar with the type of investment involved, and using such pricing sources or services as the Trustee may select. The Trustee may also conclusively rely upon any regularly published reports of sale prices, bid prices and over-the-counter quotations for the values of any listed or unlisted securities or futures contracts. The reasonable and equitable decision of the Trustee regarding whether a method of valuation fairly indicates fair value, and the selection of any pricing service or other pricing source, shall be conclusive and binding upon all Participants and other Persons.

ARTICLE 8

REGISTER

8.1	Maintenance of Register. The Trustee shall establish and maintain, or cause to be established and maintained, a register for the Fund (the “Register”) and shall record in the Register the names, addresses of Participants and numbers of Units held by each Participant. State Street Bank shall provide to the Trustee any information which State Street Bank possesses concerning the names, addresses or Unit holdings of Participants to assist the Trustee in maintaining the Register. The Investment Manager and the Trustee for all purposes shall be entitled to treat the Participant in whose name any Units are registered as the absolute owner thereof, any notice to the contrary notwithstanding. Neither the Trustee nor the Investment Manager shall be charged with notice of or be bound to see to the execution of any trust in respect of any Unit whether express, implied or constructive and may deal with any Unit on the direction of the registered Participant thereof, whether named as trustee or otherwise. Only Participants whose Units are recorded on the Register shall be entitled to receive distributions or otherwise exercise or enjoy the rights of Participants.

8.2	Entry on the Register. On any issuance, redemption, subdivision or consolidation of Units, the Trustee shall promptly amend the Register to reflect the number of Units held by each Participant by reason of such issuance, redemption, subdivision or consolidation.

ARTICLE 9

DISTRIBUTIONS

9.1	Computations to be Made on Valuation Dates. The Trustee shall determine the Net Income of the Fund each Valuation Date and shall distribute such amounts in accordance with the provisions of Sections 9.3 and 9.4, but subject always to Section 9.5.

9.2	Determination of Net Income of the Fund. The net income of the Fund for any period shall be computed in accordance with the provisions of the Tax Act regarding the calculation of income (including net realized capital gains) of a trust taking into account amounts paid or payable by the Fund to Participants and such other amounts in the discretion of the Trustee; provided, however, that interest shall be computed on an accrual basis and shall be deemed to accrue from day to day (the amount so computed, the “Net Income” of the Fund).

9.3	Periodic Distributions. Subject to Sections 7.6 and 9.4, the Net Income of the Fund shall be allocated and distributed to Participants in accordance with such distribution practices as may be adopted by the Trustee from time to time.

9.4	Yield Reserve and Equitable Adjustments. The Trustee shall establish and maintain a reserve account for the Fund by reserving and setting aside from time to time such portion of the Net Income of the Fund as the Trustee determines (the “Yield Reserve”). The Trustee shall draw down upon the Yield Reserve from time to time for the purposes of maintaining the effective yield to Participants over time, addressing to the extent practicable any material dilution or other unfair result of any valuation pursuant to Article 10 and/or making supplemental distributions from time to time to Participants. The Trustee shall also have the authority, notwithstanding anything to the contrary in this Trust Agreement, acting in its discretion, to determine that any valuation pursuant to Article 10 has resulted in a material dilution or other unfair result to the Participants or an adverse impact to the Fund, and to make such adjustments or take such action at that time that the Trustee reasonably believes to be necessary to eliminate, reduce or otherwise address to the extent reasonably practicable such dilution or other unfair result. Any such adjustments or other actions may be made retroactively, currently, or prospectively in the reasonable discretion of the Trustee. If the Trustee establishes a Yield Reserve with respect to the Fund, the Trustee shall establish and maintain an account (the “Yield Reserve Account”) in connection therewith, subject to the following rules. As of each Valuation Date, the Trustee, acting in its discretion, shall determine the items of income, gain, deduction and loss of the Fund (if any) that shall be credited or debited, as the case may be, to the Yield Reserve Account for the Fund, so that the balance of the Yield Reserve Account for such Fund equals the amount of the Yield Reserve for such Fund (determined as of such Valuation Date and taking into account any withdrawals from the Yield Reserve for such Fund since the next preceding Valuation Date), as may from time to time be reasonably determined by the Trustee. Remaining items of income and gain, with respect to the Fund shall be allocated among the Participants pro rata to their holding of Units in the Fund and distributed as provided in Section 9.3. Each time that the Yield Reserve for the Fund is drawn down and an amount therein is credited for the benefit of particular Participants, the Yield Reserve Account for the Fund shall be debited by such amount.

9.5

Final Distributions of Net Income to Participants. Unless the Trustee makes a determination subject to Section 7.6 prior to 11:59 p.m. on December 31st., on the last day of each calendar year, an amount equal to the Net Income of the Fund for such calendar year remaining after the application of such portion of any non-capital losses carried forward for a prior year, as permitted by the Tax Act, less any amounts previously distributed to Participants under Section 9.3, is hereby expressly declared to be payable to Participants. All amounts distributed pursuant to this Section shall automatically be reinvested in additional Units of the Fund at the Unit Value. Each Participant shall have the right to enforce payment of any amounts owing to him, her or it under this Article 9.

9.6	Tax Returns and Elections. The Trustee shall, with the assistance of the Auditors or such other firm or chartered accountants as it may select, prepare and file on behalf of the Fund all tax returns that the Fund is required by law to file.

ARTICLE 10

VALUATION

10.1	Net Asset Value and Net Asset Value per Unit. The “Net Asset Value” of the Fund on any Valuation Date is the value of all assets of the Fund minus all its liabilities on such Valuation Date. The “Net Asset Value per Unit” of the Fund on any Valuation Date is the Net Asset Value of the Fund as at that Valuation Date, divided by the number of Units outstanding on such Valuation Date.

10.2	Assets. The assets of the Fund shall be deemed to include:

(a)	all liquid assets, which shall mean credit Cash Balances or their equivalents, including cash on hand, on deposit or on call, including any accrued interest;

(b)	all bills, demand notes and accounts receivable;

(c)	all shares, debt obligations, subscription rights and other securities owned or contracted for by the Fund;

(d)	all stock and cash dividends and cash distributions to be received by the Fund and not yet received by it but declared to the Fund as an investor of record on or before Valuation Date;

(e)	all interest accrued on any fixed interest-bearing securities owned by the Fund which is not included in the quoted price; and

(f)	all other Property of every kind and nature including prepaid expenses.

10.3	Valuation of the Assets of the Fund. Except as provided in Section 7.6 or as otherwise determined by the Trustee in its sole discretion, all assets of the Fund shall be valued in accordance with the amortized cost method, using the Fund’s acquisition cost for such assets as adjusted for amortization of premium or accretion of discount.

10.4	Liabilities. The liabilities of the Fund shall be deemed to include:

(a)	all debit Cash Balances and accounts payable;

(b)	all fees and expenses incurred or payable by the Fund;

(c)	all contractual obligations for the payment of money or Property, including the amount of any unpaid distribution declared upon Units and payable to Participants of record on or before Valuation Date;

(d)	all allowances authorized or approved by the Trustee for taxes (if any) or contingencies; and

(e)	all other liabilities of the Fund of whatsoever kind and nature, except liabilities represented by outstanding Units of the Fund and the balance of any undistributed income or capital gains.

10.5	Effect of Purchases and Sales of Property. Every purchase and sale of securities and other Property effected by the Fund shall be reflected in the computation of the Net Asset Value of the Fund not later than the first computation of Net Asset Value made after the date on which the transaction becomes binding.

10.6	Effect of Issuance and Redemption of Units. Units for which a subscription has been received or deemed to be received by or on behalf of the Fund shall be deemed to be outstanding after the close of business on the Valuation Date as of which the Unit Value is determined for the purposes of such subscription, including the applicable subscription price, and thereafter such subscription received or receivable by the Fund shall be deemed to be an asset of the Fund. Units, for which a request for redemption has been received or deemed to be received by or on behalf of the Fund, shall be deemed to be outstanding until (and not after) the close of business on the Valuation Date as of which the Unit Value is determined for the purposes of such redemption and thereafter, until paid, such request for redemption shall be deemed to be a liability of the Fund.

ARTICLE 11

APPOINTMENT OF TRUSTEE

11.1	Appointment of Trustee. The Settlor hereby appoints the Trustee as trustee of the Fund and the Trustee hereby accepts such appointment.

11.2	Appointment of Custodian. The Trustee and the Settlor shall appoint State Street Trust Company Canada as Custodian of the Fund and the parties shall enter in to the Custodian Contract setting out the terms and conditions of that appointment. Each hereby acknowledges and consents to the appointment by State Street Trust Company Canada of State Street Bank to act as the global sub-custodian of the Fund.

11.3	Standard of Care. The standard of care required of the Trustee in exercising its powers and carrying out its functions hereunder shall be that it exercise its powers and carry out its functions hereunder as trustee honestly, in good faith and in the best interests of the Fund and that in connection therewith it exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. Unless otherwise required by law, the Trustee shall not be required to give a bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder.

11.4	General Powers of the Trustee. The Trustee shall have and may exercise, from time to time, the following powers and authorities which may be exercised by it in its sole judgment and discretion in such manner and upon such terms and conditions as it may from time to time deem proper:

(a)	to hold or cause to hold the Property of the Fund;

(b)	to commence, join, defend, adjust or settle suits or legal proceedings in connection with the Fund and to represent the Fund in any such suits or legal proceedings; provided, however, that the Trustee shall not be obliged or required to do so unless it has been indemnified to its satisfaction against all expenses and liabilities sustained or anticipated by the Trustee by reason thereof;

(c)	to incur and promptly pay out of the Property of the Fund any charge, expense or disbursement which is, in the opinion of the Trustee, necessary or incidental to or desirable for the carrying out of any purposes of the Fund or conducting the business of the Fund including, without limitation, taxes of any nature imposed upon or against the Trustee in connection with the Fund or the Property of the Fund;

(d)	to dispose of any Property of the Fund on such terms as the Trustee may determine in order to pay any obligations imposed on the Fund or repay any loan authorized herein;

(e)	to make, execute, acknowledge and deliver any and all deeds, leases, mortgages, conveyances, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing that may be necessary or proper for the accomplishment of any of the powers granted under this Trust Agreement whether for a term extending beyond the office of the Trustee or beyond the possible termination of the Fund or for a lesser term;

(f)	to employ such counsel, advisors, agents, delegates or other Persons as the Trustee may deem necessary from time to time for the purpose of discharging its duties hereunder and to pay out of the Property of the Fund their reasonable expenses as compensation;

(g)	to act on the opinion or advice of or information obtained from counsel, or from any chartered accountant or other expert, whether obtained by the Trustee or otherwise, provided that the Trustee shall not be bound to act upon such opinion, advice or information;

(h)	to make all designations, elections, determinations and applications under the Tax Act or under applicable laws as may in the sole discretion of the Trustee be advisable or appropriate in connection with the Fund after consultation with counsel to the Fund or the Trustee;

(i)	to make such applications and sign such documentation as the Trustee, after consultation with counsel to the Fund or the Trustee, considers necessary or desirable to be made on behalf of the Fund with any securities, pension or other regulatory authority;

(j)	to do all such acts, take all such proceedings and exercise all such rights and privileges, although not specifically mentioned herein, as may be determined by the Trustee to be necessary to accomplish the purposes of the Fund and to carry out the purposes of this Trust Agreement; and

(k)	to perform such customary custodial functions as may be necessary from time to time to facilitate the operations of the Fund including, without limitation:

(i)	making payments to itself or others for minor expenses in respect of the handling of securities or other similar matters relating to the purposes of this Trust Agreement,

(ii)	to advance its own monies to the Fund for the purpose of making any payment from the Fund or making monies available for investments or distributions (“debit Cash Balances”), to receive interest on such debit Cash Balances at such reasonable rate as is determined by the Trustee from time to time, and to the extent permitted by law hold as security and dispose of the Property of the Fund for the repayment of such debit Cash Balances and interest thereon;

(iii)	surrendering securities in temporary form for securities in definitive form,

(iv)	endorsing for collection cheques, drafts and other negotiable instruments, or

(v)	in general, attending to ministerial details in connection with the sale, exchange, substitutions, purchase, transfer and other dealings with the securities and other Property of the Fund.

11.5	Directed Powers of the Trustee. The Trustee shall have and may exercise, from time to time, the following powers and authorities, provided that such powers and authorities shall only be exercised by it in such manner and upon such terms and conditions as the Investment Manager by Instructions may from time to time direct the Trustee:

(a)	to purchase, or otherwise acquire, any securities or other Property in accordance with the Fund’s Investment Guidelines;

(b)	to conduct foreign exchange transactions on behalf of the Fund or to enter into such transactions with counterparties (including itself or its Affiliates);

(c)	to sell, convey, exchange for other securities or other Property, convert, transfer, assign, pledge, encumber or otherwise dispose of any securities or other Property held by or in the name of or on behalf of the Trustee, at any time, by any reasonable means, and to receive the consideration and grant discharges therefor;

(d)	to lend money of the Fund whether secured or unsecured;

(e)	to exercise any conversion privileges, subscription rights, warrants and/or other rights or options available in connection with any securities or other Property at any time held by or in the name of or on behalf of the Trustee, and to make any payments incidental thereto; to consent to, or otherwise participate in or dissent from, the reorganization, consolidation, amalgamation or merger of any corporation, company or association, or to the sale, mortgage, pledge or lease of the property of any corporation, company or association, any of the securities of which may at any time be held by it, and to do any act with reference thereto, including the delegation of discretionary powers, the exercise of options, the making of agreements or subscriptions and the payment of expenses, assessments or subscriptions which it may deem necessary or advisable in connection therewith; to hold any securities or other Property which it may so acquire; and generally to exercise any of the powers of an owner with respect to securities or other Property held in the Fund;

(f)	to vote personally, or by general or by limited proxy, any securities which may be held by it at any time, and to exercise personally or by general or by limited power of attorney any right appurtenant to any securities held by or in the name of or on behalf of the Trustee at any time;

(g)	to renew or extend or participate in the renewal or extension of any securities or other Property, upon such terms as it may deem advisable, and to agree to a reduction in the rate of interest on any security or other Property or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable; to waive any default whether in the performance of any covenant or condition of any guarantee, or to enforce rights in respect of any such default in such manner and to such extent as it may deem advisable; to exercise and enforce any and all rights of foreclosure, to bid on securities or other Property on sale or foreclosure with or without paying consideration therefor and in connection therewith to release the obligation on the covenant secured by such security or other Property and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies in respect of any such security, other Property, or guarantee pertaining thereto;

(h)	to purchase, hold, sell and exercise call and put options on stocks, fixed income indices, or financial and stock index futures contracts or other similar financial and derivative instruments provided that such options, futures contracts or other similar financial instruments are traded on a regulated exchange;

(i)	to purchase, hold and sell gold, silver and other precious metals; and

(j)	to hold such portion of the Property in credit Cash Balances as the Investment Manager, from time to time, may deem to be in the best interests of the Fund.

11.6	Simultaneous Exercise of Powers. The exercise of any one or more of the powers set out in Sections 11.4 and 11.5 hereof or any combination thereof from time to time shall not be deemed to exhaust the rights of the Trustee to exercise such power or powers or combination of them thereafter from time to time. In construing the powers set out in Sections 11.4 and 11.5 hereof, the presumption shall be in favour of the grant of powers and authority to the Trustee.

11.7	Dealing with Others and Self. The Trustee is hereby expressly authorized from time to time in its sole discretion to appoint, employ, invest in, contract or deal with any Person including, without limitation, itself or any Affiliate or in any Person in which it may be directly or indirectly interested, whether on its own account or for the account of another (in a fiduciary capacity or otherwise) and, without limiting the generality of the foregoing, the Trustee may (in a fiduciary capacity or otherwise):

(a)	purchase, hold, sell, invest in or otherwise deal with any Property of the same class or nature as may be held by the Fund, whether on the Trustee’s own account or for the account of another;

(b)	use in other capacities, knowledge and information gained in its capacity as the Trustee hereunder;

(c)	deal with credit or debit Cash Balances as provided in this Trust Agreement;

(d)	invest in the Property of any Affiliate or any Person in which the Trustee may be directly or indirectly interested; and

(e)	be paid, compensated or reimbursed for its services, charges, disbursements or other expenses as Trustee under this Trust Agreement;

without being liable to account therefor and without being in breach of any trust established hereunder.

11.8	Resignation of Trustee. The Trustee or any successor trustee may resign as trustee of the Fund by giving written notice to the Settlor not less than 60 days prior to the date as of which the Trustee’s resignation shall take effect. Such resignation shall take effect on the date specified in such notice, unless at or prior to such date a successor Trustee shall be appointed by the Settlor; in which case, such resignation shall take effect immediately upon the appointment of such successor Trustee.

11.9	Vacancy. The term of office of the Trustee shall terminate and a vacancy shall occur in the event of the winding up, bankruptcy or other incapacity of the Trustee to exercise the duties of its office. Subject to Section 11.10 hereof, no such vacancy shall operate to annul this Trust Agreement or affect the continuity of the Fund.

11.10	Appointment of Successor Trustee. In the event that the Trustee resigns in accordance with Section 11.8 or a vacancy shall occur in the office of Trustee in accordance with Section 11.9, a successor Trustee shall forthwith be appointed by the Settlor to fill such vacancy. In the event that the Settlor fails to appoint a successor Trustee within 30 days of the date the office of Trustee became vacant, the Fund shall terminate and the provisions of Section 17.3 shall apply.

11.11	Rights of Successor Trustees. The right, title and interest of the Trustee in and to the Property of the Fund shall vest automatically in all Persons who may hereafter become Trustee upon their due appointment without any further act and they shall thereupon have all the rights, privileges, powers, obligations and immunities of the Trustee hereunder. Such right, title and interest shall vest in the Trustee whether or not conveyancing documents have been executed and delivered in connection therewith.

11.12	Trustee Fees. The Trustee shall be entitled to promptly be paid from the Fund such fees for its services and reimbursements of expenses incurred for the Fund, as may be agreed, in writing, from time to time, by the Settlor and the Trustee.

ARTICLE 12

LIABILITIES OF THE TRUSTEE AND OTHERS

12.1	Forces Majeures and Other Exclusions from Liability. The Trustee shall not be liable to the Fund or to any Participants for any loss, damage or expense resulting from or caused by:

(a)	events or circumstances beyond the reasonable control of the Trustee, including without limitation, nationalization, expropriation, currency restrictions, acts of war or terrorism, riot, revolution, acts of God or other similar events or acts;

(b)	acts, omissions, receipts, neglects or defaults of a Payment System or a Securities System; or

(c)	the carrying out of the terms and conditions of this Trust Agreement or any Instructions; provided that in performing its powers and authorities thereunder, the Trustee shall have acted in accordance with their respective standard of care under this Trust Agreement.

12.2	Without Liability for Taxes. The Trustee shall not be liable for any taxes, assessments or other governmental charges levied with respect to the Fund or the Units or on the Property of the Fund or any part thereof, or on the income thereof or any interest therein. In the event that the Trustee shall at any time make any disbursements for any such tax, assessment or other governmental charge in respect of the Fund, the Trustee shall be entitled to be reimbursed therefor out of the Property of the Fund and shall have a lien therefor (anything herein contained to the contrary notwithstanding) upon such property, paramount to the rights and claims of the Participants.

12.3	Indemnification. The Trustee shall be indemnified and saved harmless at all times out of the Property of the Fund from and against all claims whatsoever, including costs, charges and expenses in connection therewith, brought, commenced or prosecuted against it for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties herein as Trustee, including without limitation acting in accordance with Instructions, and also from and against all other costs, charges (other than fees), and expenses which it sustains or incurs in or about or in relation to the affairs of the Fund; provided that, the Trustee shall have acted in accordance with the standard of care required of it under this Trust Agreement.

12.4	Reliance on Advice. The Trustee may rely and act upon any statement, report or opinion prepared by or any advice received from the Auditors, solicitors or other professional advisers of the Fund and shall not be responsible or held liable for any loss or damage resulting from so relying or acting if the advice was within the area of professional competence of the Person from whom it was received and the Trustee acted in good faith in relying thereon.

12.5	Liability of Participants and Others. No Participant shall be held to have any personal liability as such, and no resort shall be had to his private property, for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Fund or of the Trustee or any obligation which a Participant would otherwise have to indemnify the Trustee for any liability incurred by the Trustee as such. The Property of the Fund is only intended to be liable and subject to levy or execution for such satisfaction. The Trustee shall cause, so far as possible, the operations of the Fund to be conducted in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability on the Participants in the Fund for claims against the Fund. Any potential liability of the Trustee with respect to its foregoing obligations or its failure to perform the same shall be governed in accordance with this Article 12.

ARTICLE 13

FEES AND EXPENSES

13.1	Expenses of the Fund. All fees and expenses, including without limitation, the fees of the Trustee and Investment Manager, any out-of-pocket fees and expenses, securities filing fees unless paid by State Street Bank, the Trustee or Participants, annual audits and reports, fees and expenses of legal counsel, advisors, agents, custodians, sub-custodians, or third party registrars employed in accordance with the provisions herein contained, all settlement and transaction costs, charges and expenses incurred in connection with the custody of the Property or the administration of the Units of the Fund, and any real and personal property taxes, income taxes and other taxes of any and all kinds levied or assessed under existing or future laws upon or in respect to the Fund or any Property forming a part thereof shall be promptly paid by the Trustee out of the Property of the Fund.

ARTICLE 14

INVESTMENT MANAGEMENT PROVISIONS

14.1	Investment Guidelines. The Property of the Fund shall be invested and reinvested in accordance with the objectives, policies and restrictions set out in the attached Schedule 2 (the “Investment Guidelines”), as amended from time to time in accordance with their terms.

14.2	Investment Manager. The Investment Manager shall be State Street Global Advisors, Ltd. The investment decisions made with respect to the Fund shall be made by the Investment Manager and not by the Trustee and therefore the Investment Manager in carrying out its functions as such is not to be considered as an agent of the Trustee and it shall be the sole responsibility of the Investment Manager to ensure that the Investment Guidelines are complied with. The Trustee shall only be responsible for acting on the Instructions of the Investment Manager with respect to investments of the Fund. For greater certainty it is expressly understood that the Trustee will not question, nor shall it have any express or implied duly to monitor, verify, confirm or look behind, any of the Fund’s Investment Guidelines, or any investment Instruction given by the Investment Manager; and that Participants shall rely on the investment skills of the Investment Manager.

14.3	Investment Responsibility. In carrying out its obligations hereunder, the Investment Manager will, among other things, be responsible for:

(a)	managing the investment operations of the Fund in accordance with, and ensuring that the Fund complies with, the Investment Guidelines including providing investment analysis and recommendations, supervising the Fund’s investments, furnishing a continuous investment program for the Fund’s portfolio, and determining in its discretion from time to time what securities will be purchased, retained, sold, tendered for purchase or redemption, exchanged, converted, pledged or otherwise acquired or disposed of by the Fund, and what portion of the assets of the Fund will be invested or held uninvested as cash to provide liquidity for redemption of Units and other needs of the Fund;

(b)	evaluating and recommending appropriate changes in the Investment Guidelines, of the Fund from time to time;

(c)	placing orders for the purchase and sale of securities of the Fund either directly with the issuer or with any broker and/or dealer who deals in the securities in which the Fund is active and in any market it deems appropriate and providing appropriate instructions to the Custodian for the settlement of such trades. In placing orders with the brokers and/or dealers, the Investment Manager shall attempt to obtain the best net price and the most favourable execution of its orders but may take into account research, statistical and other services provided to the Investment Manager by such brokers and/or dealers and such other factors as the Investment Manager may deem relevant in assessing the overall reasonableness of transactions with such brokers and/or dealers;

(d)	maintain or cause to be maintained records of all investment transactions of the Fund for such periods as may be prudent in the circumstances or required by law; and

(e)	providing such other advice and services as the Trustee may from time to time reasonably request in connection with the investment activities of the Fund.

For greater certainty, the Investment Manager shall have no obligation or responsibility for ensuring that the assets of any pension plan which invests in the Fund are invested in accordance with the Canadian pension, tax or other legislation applicable to the pension plan, and its sole obligations and responsibilities hereunder shall be to the Fund.

14.4	Books and Records/Confidentiality. The Trustee authorizes the Investment Manager to have full access to the books, records and business premises and whatever other information and material of or in respect of the Fund that the Investment Manager requires to discharge its duties under this Trust Agreement. The Investment Manager covenants to keep confidential all information concerning the business and affairs of the Fund which is not otherwise available to the public and which it is not required by law to disclose.

14.5	Standard of Care. The standard of care required of the Investment Manager in exercising its powers and authorities and carrying out its functions under this Trust Agreement shall be that it exercise its powers and discharge the duties of its office as an investment manager honestly, in good faith and in the best interests of the Fund and, in connection therewith, exercise that degree of care, diligence and skill that a reasonably prudent investment manager would exercise in the circumstances.

14.6	Fees and Costs. In consideration of the services provided by the Investment Manager pursuant to the terms of this Trust Agreement, the Investment Manager shall receive from the Fund a fee to be agreed upon from time to time by the Investment Manager and the Trustee. The Fund is responsible for, and there shall be paid out of the assets of the Fund, all expenses incurred by or on behalf of the Fund relating to the investment management of the Fund, including, but not limited to the purchase price of all securities or other Property acquired by or on behalf of the Fund, brokerage fees, commissions or service charges arising upon the purchase or sale of portfolio securities or other assets of the Fund.

14.7	Forces Majeures and Other Exclusions from Liability. The Investment Manager shall not be liable to the Fund or to any Participants for any loss, damage or expense resulting from or caused by:

(a)	events or circumstances beyond the reasonable control of the Investment Manager, including without limitation, nationalization, expropriation, currency restrictions, acts of war or terrorism, riot, revolution, acts of God or other similar events or acts;

(b)	acts, omissions, receipts, neglects or defaults of a Payment System or a Securities System; or

(c)	the carrying out of the terms and conditions of this Trust Agreement or any Instructions; provided that in performing its powers and authorities thereunder, the Investment Manager shall have acted in accordance with the standard of care under this Trust Agreement.

14.8	Indemnity. The Investment Manager shall be indemnified and saved harmless at all times out of the Property of the Fund from and against all claims whatsoever, including costs, charges and expenses in connection therewith, brought, commenced or prosecuted against it for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties herein as Investment Manager and also from and against all other costs, charges (other than fees), and expenses which it sustains or incurs in or about or in relation to the affairs of the Fund; provided that, the Investment Manager shall have acted in accordance with the standard of care under this Trust Agreement.

14.9	Reliance on Advice. The Investment Manager may rely and act upon any statement, report or opinion prepared by or any advice received from the Auditors, solicitors or other professional advisers of the Fund and shall not be responsible or held liable for any loss or damage resulting from so relying or acting if the advice was within the area of professional competence of the Person from whom it was received and the Investment Manager acted in good faith in relying thereon.

14.10	Resignation of Investment Manager. The Investment Manager or any successor investment manager shall have the right to resign as investment manager of the Fund by giving notice in writing to the Trustee not less than 60 days prior to the date on which such resignation is to take effect. Such resignation shall take effect on the date specified in such notice.

14.11	Other Persons. The Investment Manager shall also have the power to appoint, employ or contract with any other person for the transaction of any business of the Fund, without liability to the Trustee or the Investment Manager except as provided in this Trust Agreement. The Investment Manager shall have the power to determine the term of appointment and compensation of any person whom it may employ or with whom it may contract.

14.12	Transactions by the Funds with Brokers including Affiliates of the Manager. All Participants hereby authorize the Fund and the Investment Manager to enter into transactions including brokerage transactions with or through State Street Global Markets Canada, Inc., State Street Bank or other Affiliates of the Investment Manager. In selecting a broker with respect to effecting any securities transaction on behalf of the Fund, the Investment Manager may take into account such relevant factors as the total transaction price (including commissions, as a component of price); the broker’s facilities, reliability and financial responsibility; the ability of the broker to effect securities transactions, particularly with regard to such aspects as timing, size and execution of orders; and the research services provided by such broker to the Investment Manager (either directly or by arrangement with third parties) which may enhance the

Investment Manager’s general investment decision-making process, notwithstanding that the Fund may not be the direct or exclusive beneficiary of such services. Specifically, the Investment Manager may pay a broker a commission in excess of the amount another broker would have charged for effecting such transaction, so long as, in the good faith judgement of the Investment Manager, the amount of the commission is reasonable in relation to the value of the brokerage and research services provided by such broker, viewed in terms of that particular transaction or the Investment Manager’s overall investment management business.

ARTICLE 15

REPORTS AND STATEMENTS

15.1	Records of the Fund. The Trustee shall keep or cause to be kept separate, accurate and adequate accounts and records of all receipts, disbursements, investments and other transactions of the Fund.

15.2	Fiscal Year. Unless otherwise determined by the Trustee, the fiscal year of the Fund (the “Fiscal Year”) shall end on December 31 in each year.

15.3	Annual Report and Financial Statements. The Trustee shall prepare or cause to be prepared annual financial statements of the Fund together with the report of the Auditors. The annual report shall include a list of investments of the Fund on the last day of the Fiscal Year, showing the cost and market value of the Property of the Fund on that day, and appropriate notation concerning any investment in default, and of all income and disbursements during the Fiscal Year. The Trustee shall send or cause to be sent a copy of the Fund’s annual financial statements (including the report of the Auditors) to each of the Participants within 140 days of each Fiscal Year end.

15.4	Other Reports and Statements. The Trustee shall prepare or cause to be prepared such other regular reports to Participants or others as are required by law or are customary for the prudent operation of unit trust funds or determined to be desirable by the Trustee. The Investment Manager shall assist with the preparation and filing of such reports when required.

15.5	Trustee Not To Account. The Trustee shall not be required to account to the Participants except as provided in this Trust Agreement.

ARTICLE 16

AUDITORS

16.1	Appointment of the Auditors. The initial Auditors of the Fund shall be PricewaterhouseCoopers LLP, who shall continue in office until removed by the Trustee at its discretion or until their resignation. In the event of a vacancy, the Trustee shall appoint a successor Auditor who shall take office at a date fixed by the Trustee.

16.2	Auditors’ Remuneration. The Trustee shall fix the Auditors’ remuneration from time to time, which remuneration shall be payable out of the Property of the Fund.

16.3	Duties of the Auditors. The duties of the Auditors shall include the auditing of the annual financial statements of the Fund.

ARTICLE 17

TERMINATION OF THE FUND

17.1	Date of Termination. Subject to early termination pursuant to Sections 11.10 or 17.2 hereof, the Fund shall terminate on December 31, 2021 unless prior to such date the Trustee and the Settlor shall have by resolution agreed to extend the term of the Fund for a further period of 20 years. If the term of the Fund is so extended, the Trustee and the Settlor may extend the term of this Trust Agreement for a further period, or periods of 20 years, in the manner contemplated herein. No Participant approval will be required for any extension of the term of the Fund.

17.2	Notice of Early Termination. The Fund may be terminated by the Trustee by giving notice to the Participants fixing the date on which the termination is to take effect which date shall be not less than 90 days after the mailing or delivery of the notice.

17.3	Termination Procedure. Upon the Fund being terminated, the Trustee shall sell all remaining Property and the sale shall be carried out and completed in such manner and within such period after the termination of the Fund as Instructed by the Investment Manager. The Trustee shall pay all liabilities of the Fund and from time to time distribute to the Participants, on a pro rata basis, all of the available net assets of the Fund, provided that the Trustee shall be entitled to retain out of any money in its hands under the provisions of this Section, and after discussion of such amount with the Investment Manager, reasonable provision for all costs, charges, expenses, claims and demands incurred, made or apprehended by the Trustee in connection with the liquidation of the Fund and out of the money so retained to be indemnified and saved harmless against any such costs, charges, expenses, claims and demands. The final distribution shall only be made against delivery to the Trustee of such form of release as the Trustee shall in its absolute discretion require.

ARTICLE 18

AMENDMENTS TO THE TRUST AGREEMENT

18.1	Right to Amend Agreement. All rights granted to Participants under this Agreement are granted subject to the reservation of the right of the Trustee, the Settlor and the Investment Manager to amend this Agreement as herein provided. This Agreement may be amended from time to time by an instrument in writing signed by the parties, provided that:

(a)	any amendment to the Investment Guidelines attached as Schedule 2 or which would in the opinion of the Trustee after consultation with counsel to the Fund or the Trustee, have a material adverse effect on the rights or interests of Participants will only be effective if notice of such amendment is provided to Participants at least 10 days prior to the effective date of such amendment (which may provide for prospective, current or retroactive effect in the discretion of the parties); and

(b)	no amendment may be made to this Agreement which impairs any exemption from personal liability provided to Participants hereunder or which permits assessments to be levied upon Participants.

18.2	Restatements. A restated trust agreement, setting forth the terms hereof, as amended to the time of execution, may be executed at any time and from time to time by the parties hereto. No such execution of a restated trust agreement shall be deemed to constitute a termination and/or resettlement of the Trusts created hereby.

18.3	Reorganization. The Trust may merge or consolidate with or into one or more other unit trusts formed or existing under the laws of Canada or any province thereof. Such a merger or consolidation shall require the consent of the Trustee but no approval of Participants shall be required so long as Participants receive interests in the merged or consolidated entity with the same value (without regard to any taxes owing by the Participant as a consequence of the merger or consolidation) of their Units immediately prior to the merger or consolidation and there is no material difference in the investment policies objectives, and restrictions of the merged or consolidated entity from the Investment Guidelines attached as Schedule 2, as amended from time to time (as determined by the Trustee in good faith). If the value of the interests received would be less than such value of the Units immediately prior to the merger or consolidation, or if there would be such a material difference in investment objectives, policies and restrictions, then the merger or consolidation shall not take place until Participants have received not less than 10 days prior written notice of the proposed merger or consolidation. In connection with a merger or consolidation, interests in a trust or other investment entity which is a constituent party to the merger or consolidation may be exchanged for or converted into cash, property, rights or other securities of, or interests in, the surviving trust or other investment entity or, in addition to or in lieu thereof, may be exchanged or converted into cash, property, rights or securities of, or interests in, another trust or another investment vehicle which is not the surviving or resulting trust or investment vehicle in the merger or consolidation.

ARTICLE 19

GENERAL

19.1

Notices to Participants. Any notice required to be given to Participants under this Trust Agreement shall be given to the Participants by letter or circular sent through the ordinary post, delivered or transmitted by facsimile, in each case addressed to each registered holder at his last address appearing on the Register. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or delivered, in the case of notice being given by facsimile at the time of confirmed receipt.

In proving notice was posted, it shall be sufficient to prove that the letter or circular was properly addressed, stamped and posted.

19.2	Failure to Give Notice. The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Participant any notice provided for in this Trust Agreement shall not affect the validity, effect, taking effect or time of taking effect of any action referred to in such notice, and the Trustee shall not be liable to any Participant for this failure.

19.3	Joint Holders. Service of a notice or document on any one joint holder of Units shall be deemed effective service on the other joint holders.

19.4	Service of Notice. Any notice or document sent by post to or left at the address of a Participant pursuant to this Article shall, notwithstanding the death or bankruptcy of such Participant, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all Persons interested in the Units concerned.

19.5	Notice to Settlor. Any notice to be given or any document or instrument to be sent to the Settlor may be delivered or mailed to the Settlor at the latest address of which it has given notice and until the giving of such notice at 31st Floor, Two International Place, Boston, MA 02110-2804, Attention Compliance, Global Securities Lending, Fax: (617) 664-2660, and shall be deemed to have been received only on actual receipt thereof.

19.6

Notice to Trustee. Any notice to be given or any document or instrument to be sent to the Trustee may be delivered or mailed to the Trustee at the latest address of which it has given notice and, until the giving of such notice, at State Street Trust Company Canada, 30 Adelaide Street East, Suite 1200, Toronto, Ontario M5C 3G6, Fax: (416) 867-3581, with a copy to 770 Sherbrooke Street West, 11th Floor, Montreal, Quebec H3A 1G1, Attention: Account Manager, State Street Global Securities Lending Canadian Fund A, Fax: (514) 282-2498, and shall be deemed to have been received only on actual receipt thereof.

19.7	Severability. The provisions of this Trust Agreement are severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of this Trust Agreement and shall not affect or impair any of the remaining provisions hereof.

19.8	Inspection of Documents. This Trust Agreement shall be open to inspection by the Participants of the Fund and, upon written request from any Participant, the Trustee shall as soon as reasonably possible furnish the Participant with a copy.

19.9	Parties Not to See to Performance of Trusts. Except as required by law, the Trustee, the Settlor, the Investment Manager and their respective officers, employees or agents shall not be bound to see to the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units of the Fund or any interests therein are or may be subject, or to ascertain or inquire whether any redemption of any such Units or interests therein by any Participant is authorized by such trust, charge, pledge or equity, or to recognize any Person as having any interest therein except for the Person recorded as a Participant on the register of Participants.

19.10	Possession and Maintenance of Qualifications to Act Hereunder. It shall be the responsibility of the Trustee to ensure that it possesses and maintains at all times all necessary regulatory filings, license, registration or other requirements that may be prescribed by law to act as Trustee under this Trust Agreement.

19.11	Certificate of Incumbency. The Investment Manager and the Settlor shall each file with the Trustee a certificate of incumbency in the form attached as Schedule 1 hereto setting forth the names of those Persons who constitute the signing officers of the Investment Manager or Settlor together with specimen signatures of such Persons. The Trustee shall be entitled to rely on the latest certificate filed with it by the Investment Manager or Settlor. The Trustee shall be fully protected when acting upon any instrument, certificate or paper believed by it to be genuine and to be signed or presented by the proper Person or Persons on behalf of the Investment Manager or Settlor, and the Trustee shall be under no duty to make any investigation or inquiry as to any statement contained in any such writing but may accept the same as conclusive evidence of the truth and accuracy of the statements therein contained. The Trustee in acting upon the Instructions of the Investment Manager may rely on the direction of any one of the signing officers.

19.12	Effect of Mistakes. No mistakes made, or acts done or omitted to be done, by the Trustee in good faith and in the exercise of due care in connection with the administration of the Fund shall be deemed to be a breach of this Trust Agreement if, promptly after the discovery of the mistake, the Trustee takes whatever action may be practicable under the circumstances to remedy the mistake and the mistake is duly remedied and any loss to the Fund and its Participants is reimbursed.

19.13	Counterparts. This Trust Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original; all executed counterparts taken together shall constitute on agreement.

IN WITNESS WHEREOF the parties have executed this Trust Agreement under their corporate scals and the hands of their proper officers in that behalf as of the date first above written.

INCUMBENCY CERTIFICATE

State Street Global Advisors, Ltd. (the “Investment Manager”) hereby certifies that the persons whose names appear below are authorized to act on its behalf, including the authorization to give Instructions, with respect to the Trust Agreement among State Street Bank and Trust Company as Settlor, State Street Trust Company Canada as Trustee, and the Investment Manager as investment manager, dated as of March 27, 2002. The Investment Manager further certifies that the true signature of each such person is set forth below opposite his or her name, and that the Trustee may rely upon this certificate until such time as its receives another certificate bearing a later date.

NAME	SIGNATURE

JEAN DUMOULIN	/s/ JEAN DUMOULIN

CARL BANG	/s/ CARL BANG

STATE STREET GLOBAL ADVISORS, LTD.

By:	/s/ Jean Dumoulin
Jean Dumoulin
Title:	President and Managing Director
Date:	March 27, 2002

SCHEDULE 1

INCUMBENCY CERTIFICATE

State Street Bank and Trust Company (the “Bank”) hereby certifies that the persons whose names appear below are authorized to act on its behalf, including the authorization to give Instructions, with respect to the Trust Agreement among the Bank as settlor, State Street Trust Company Canada as trustee, and State Street Global Advisors, Ltd. as investment manager, dated as of March 27, 2002. The Bank further certifies that the true signature of each such person is set forth below opposite his or her name, and that the Trustee may rely upon this certificate until such time as its receives another certificate bearing a later date.

NAME	SIGNATURE

Edward J. O’Brien
Executive Vice President	/s/ Edward J. O’Brien

John L. Carty
Senior Vice President	/s/ John L. Carty

Scott M. Sefton
Vice President	/s/ Scott M. Sefton

STATE STREET BANK AND TRUST COMPANY

/s/ Cinzia M. Liambo
By:	Cinzia M. Liambo
Title:	Vice President
Date:	April 12, 2002

Per:
Title:

STATE STREET TRUST COMPANY CANADA, as Trustee of the Fund

Per:	/s/ David S. Wheeler
Title:	David S. Wheeler, Vice President

Per:
Title:	VP

STATE STREET GLOBAL ADVISORS, LTD., as Investment Manager of the Fund

Per:
Title:	President & Managing director

Per:
Title:

THIS AMENDING AGREEMENT is made as of the 16th day of October, 2002

AMONG:

STATE STREET BANK AND TRUST COMPANY, a bank incorporated under the laws of The Commonwealth of Massachusetts, in its capacity as settlor (in such capacity, the “Settlor”) of the State Street Global Securities Lending Canadian Fund A (the “Fund”)

OF THE FIRST PART

-and-

STATE STREET TRUST COMPANY CANADA, a trust company continued under the laws of Canada, in its capacity as trustee of the Fund (the “Trustee”)

OF THE SECOND PART

-and-

STATE STREET GLOBAL ADVISORS, LTD., a corporation incorporated under the laws of Canada, in its capacity as investment manager of the Fund (in such capacity, the “Investment Manager”)

OF THE THIRD PART

WHEREAS by an agreement dated as of the 27th day of March, 2002 (the “Trust Agreement”) among the parties provision was made for the establishment of the Fund; and

WHEREAS section 18.1 of the Trust Agreement provides that amendments may be made thereto by an instrument in writing signed by the parties, provided that written notice of such amendments is given to Participants (as defined in the Trust Agreement) at least 10 days prior to the effective date of such amendments in the case of amendments to Schedule 2 to the Trust Agreement; and

WHEREAS the parties wish to amend the Trust Agreement as hereinafter set forth; and

WHEREAS there are no Participants in the Fund as at the date hereof;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

SECTION 1 - INTERPRETATION

The expressions used in this Amending Agreement shall, unless there is something in the subject matter or context inconsistent therewith, have the respective meanings attributed to them in the Trust Agreement.

SECTION 2 - AMENDMENTS TO THE TRUST AGREEMENT

(1) Amendments to section 3.1. The parties acknowledge that notwithstanding section 3.1 of the Trust Agreement, the initial contribution of $1.00 to be made by the Sponsor as contemplated by that section of the Trust Agreement was not made by the Sponsor or received by the Trustee, and agree that section 3.1 of the Trust Agreement is hereby deleted in its entirety and the following substituted therefor:

“The parties agree that the Fund shall be settled by the initial Participant and that the Fund shall accordingly commence on the date that Property is received by the Trustee from such initial Participant”.

(2) Amendments to Schedule 2. The Investment Guidelines of the Fund set forth in Schedule 2 are hereby deleted, and the attached Schedule 2 is hereby substituted therefor.

SECTION 3 - GENERAL

(1) This Amending Agreement is supplemental to the Trust Agreement, and the Trust Agreement shall henceforth be read in conjunction with this Amending Agreement; and the Trust Agreement and this Amending Agreement shall henceforth have effect so far as practical as if all of the provisions thereof and hereof were contained in one instrument.

In witness whereof the parties have executed this Amending Agreement as of the date first above written.

STATE STREET BANK AND TRUST COMPANY, as Settlor the Fund

Per:	/s/ Edward J. O’Brien
Title:	Edward J. O’Brien Executive Vice President

Per:
Title:

STATE STREET TRUST COMPANY CANADA,
as Trustee of the Fund

Per:
Title:	Vice President

Per:	/s/ John Folk
Title:	John Folk Vice President

STATE STREET GLOBAL ADVISORS, LTD., as Investment Manager of the Fund

Per:
Title:

Per:
Title:

Exhibit B: Tab A

March 23, 2009

Dear Clients Invested In Quality D Short Term Investment Fund (the “Trust”):

Over the past year, we have maintained an open and on-going dialogue with our clients about our securities lending program and the impact on that program of unprecedented illiquidity and volatility conditions in the fixed income markets. We are writing to you now to provide an update on our securities lending program and to inform you of changes that we are making to the investment guidelines for the Trust with respect to the investment of incremental cash flow. In particular, the amended guidelines are intended to further restrict the scope of eligible securities, concentration limits for issuers and the duration of the overall portfolio. This amendment both reflects our current investment strategy for incremental cash flows into the Trust and supports our customers’ preferences for greater liquidity in light of continued market turmoil.

State Street Securities Lending Program

State Street remains focused on maintaining safety of principal, adequate liquidity and strong consistent returns for all program participants in its securities lending program, all while managing the risks inherent in this difficult market cycle. As previously reported, State Street did not invest any of the assets of its securities lending cash collateral reinvestment vehicles, including the Trust, in structured investment vehicles that defaulted on their obligations (e.g., Sigma) or in the fixed income securities of Lehman Brothers or other financial institutions that have commenced bankruptcy proceedings or become subject to receivership. Furthermore, none of the assets in the Trust have defaulted over the last eighteen months and we continue to believe that these assets present minimal credit risk. However, the current economic and market conditions have adversely affected the valuation of many longer dated fixed income securities, including some of those held by the Trust.

In responding to this environment, our main priority has been and will continue to be to act in the best interests of all our clients, both in continuing to act as agent in lending available client assets and in managing the related cash collateral invested in one of our several commingled cash collateral reinvestment vehicles, including the Trust. We have sought to do so, in part, by managing the level of securities loans and associated liquidity within the cash collateral reinvestment vehicles at levels that have avoided the sale of longer-dated fixed income securities at a material loss in a disrupted market. In the period from June 30, 2008 to December 31, 2008, the aggregate value of securities on loan under our securities lending program declined by approximately 40%, reflecting the de-leveraging in the financial markets generally and the significant declines in equity market valuations during this period. These factors resulted in substantial demands upon the liquidity in the cash collateral pools to meet mark-to-market and borrower return obligations. However, because we had been increasing the level of liquidity in the cash collateral pools throughout the past eighteen months and have prudently managed the level of securities on loan, we successfully managed the significant reduction in the value of the assets on loan without needing to sell any longer-dated fixed income securities to meet the liquidity needs of the lending program. Accordingly, we will continue to seek to maintain a prudent level of liquid assets within the cash collateral pools. We have also required that any participant who wished to withdraw from the securities lending program or from the Trust either redeem its interest in the Trust through an in-kind distribution or bear any realized or unrealized losses incurred on its allocable share of the securities in the relevant cash collateral reinvestment vehicle.

Under the governing documents of the Trust, the trustee is permitted to effect purchase and redemption transactions at $1.00 per unit notwithstanding that the market value of the underlying securities positions can fluctuate over time. As a result of the ongoing illiquidity and volatility in the fixed income markets, the per unit value of the underlying securities based upon market quotes or transactions has fallen below $1.00 per unit. As of March 18, 2009 the per unit market value of the portfolio holdings of the Trust was $0.9443. State Street, however, does not believe that the unit value of the Trust based upon available market prices reflects the intrinsic value or credit quality of the assets in the Trust. In light of the disruption in the fixed income markets, particularly the market for asset backed securities, State Street believes the prices reported by independent pricing services are generally more reflective of the value that a distressed seller would receive if forced to liquidate a position than a value in a more normalized market between a willing buyer and seller. Based upon the foregoing and a number of other

2

factors, the Trust will continue to effect ordinary course transactions at the $1.00 per unit valuation. These factors include the fact that that no credit loss has been realized on any of the assets held by the Trust, the Trust does not hold fixed income securities of issuers that have defaulted on their obligations, the belief that the assets of the Trust continue to present minimal credit risk and that the Trust continues to maintain adequate liquidity to meet the collateral return obligations of its securities lending participants. If current market conditions were to deteriorate in the future or the Trust were to realize material losses, whether as a result of credit events or the disposition of assets at depressed market values, State Street may determine that purchases and redemptions in the Trust at $1.00 per unit is no longer appropriate.

State Street remains committed to offering its clients the benefits of participation in a securities lending program and has not changed its conviction that, notwithstanding the current market difficulties, securities lending remains an important element of an overall portfolio management strategy. We understand, however, that while our actions were necessary to prudently manage the impact of market conditions in the short term, our clients continue to have a longer term perspective on their securities lending activities and increasingly are looking to us for more guidance as to how we intend to manage the Trust over the next several years. To this end, we intend to formally amend the investment guidelines of the Trust, as more fully described below.

Amendment of Investment Guidelines of Trust

Since the onset of the crisis in the fixed income markets and the associated illiquidity in such markets in August, 2007, we have sought, and in the near term will continue to seek, to invest a significantly greater proportion of the assets in the Trust in shorter dated and more liquid, high quality fixed income securities. In order to provide comfort to investors in the Trust that the weighted average maturity for the Trust will continue to trend downward and that we will continue with our conservative approach to managing credit risk, we have decided to amend the investment guidelines for the Trust to require that all incremental cash flow in the Trust be invested according to revised investment guidelines that further restrict the scope of eligible securities, concentration limits for issuers and the duration of the overall portfolio. We have provided along with this communication the proper notice under the trust document that will allow these revised guidelines to become effective shortly after your receipt of this letter.

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Over time, we expect that under current market conditions the strategy described above will result in increased liquidity within the Trust and the reduction or elimination of the difference between the amortized book value of the assets of the Trust and the market value of those same assets. The timing of any improvement in either the liquidity or valuation of the assets of the Trust will be influenced by a number of factors, including, without limitation, the level of cash collateral balances from time to time, increased market liquidity and overall economic improvement in the global marketplace. Nonetheless, as outlined above, State Street will be managing the investments in the Trust in a manner that is designed to minimize overall risk.

Clients Looking to Terminate Securities Loan Balances

As we have previously stated, State Street has an obligation to act in a manner that is fair, equitable and in the best interests of all participants in the Trust. Although the Trust currently has sufficient liquidity to provide for redemptions relating to the normal operation of a securities lending program, such as satisfying mark to market and security return collateral return obligations, the market crisis that has deepened during the past year and continues to persist makes it essential for all program participants that our focus remain on maintaining adequate liquidity in the Trust at all times for such purposes. If liquidity were allowed to fall below these prudent levels to meet the goals of an individual participant, the remaining participants may need to increase the portion of their assets on loan or dispose of portfolio holdings in the current disrupted markets at disadvantageous prices. For this reason, if State Street were to permit any securities lending client to terminate or substantially reduce its current participation in the securities lending program, it would impact negatively all other lending clients that have invested their cash collateral in the Trust by distributing to that lending client the proceeds of more than its pro-rata share of the liquid portfolio investments of the Trust.

Accordingly, for securities lending clients that wish to terminate or substantially reduce their participation in our securities lending program or withdraw their investments of cash collateral in the Trust, State Street will continue to require that those participants redeem their interest in the Trust through an in-kind distribution. If this option is attractive to any securities lending client, we would be happy to discuss the liquidity and other characteristics of the in-kind distribution and the mechanics for affecting such transfer. Although we generally do not recommend this approach, it does provide each client with the greatest degree of control, since as the manager of a separate account State Street would be acting as your agent only.

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Our Commitment to Securities Lending

While participants in the Trust need to make their own investment decisions about what option suits their needs best, we are hopeful that market conditions will improve during the year as a result of global government intervention, the recently introduced stimulus package, increased market liquidity and, ultimately, rising investor confidence. It is our strong sentiment that the securities lending industry remains strong and is providing much needed liquidity and operational efficiency to stressed financial markets. As such, we remain committed to the strong risk management principles that have served the program and our securities lending clients well in a variety of market conditions and will continue to provide clients with transparency into all aspects of our lending program. As you review the options provided in this letter please do not hesitate to consult your relationship manager for further elaboration on the details. We appreciate your patience and understanding in these challenging times.

Very truly yours,

/s/ Suzanne N. Lee
Suzanne N. Lee
Senior Managing Director

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March 23, 2009

We are writing to update you on your investment in the Quality D Short-Term Investment Fund (the “Fund”). This is to notify you that, effective on April 15, 2009, the Investment Policy Guidelines of the Fund will be amended and restated in accordance with the amendment attached to this notice.

Please contact your client service manager if you have any questions.

State Street Bank and Trust Company

By:	/s/ Craig V. Starble
Name:	Craig V. Starble
Title:	Executive Vice President

QUALITY D SHORT-TERM INVESTMENT FUND

AMENDMENT

TO THE

INVESTMENT POLICY GUIDELINES

Reference is made to the Declaration of Trust of the State Street Bank and Trust Company Quality Funds for Short-Term Investment, dated January 25, 1995, by State Street Bank and Trust Company, a trust company organized under the laws of the Commonwealth of Massachusetts (the “Trustee”) and the Fund Declaration Establishing Quality D Short-Term Investment Fund, dated January 26, 1995 (the “Fund”). The Trustee hereby amends the Fund such that, effective April 15, 2009, the Fund’s existing Amended and Restated Investment Policy Guidelines, dated as of December 15, 1995, are hereby deleted and the attached Amended and Restated Investment Policy Guidelines, Effective as of April 15, 2009, are hereby substituted therefore.

IN WlTNESS WHEREOF, the undersigned has executed this instrument as of the 23rd day of March, 2009.

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Craig V. Starble
Name:	Craig V. Starble
Title:	Executive Vice President

QUALITY D SHORT-TERM INVESTMENT FUND

AMENDED AND RESTATED

INVESTMENT POLICY GUIDELINES

EFFECTIVE AS OF APRIL 15, 2009

Introduction

The guidelines (the “Guidelines”) amend and restate previous investment policy guidelines dated as of December 15, 1995 and attached hereto as Appendix I. Investments made prior to the date of these Guidelines were made under such previous guidelines and such investments shall continue to be permissible to the extend they complied, at the time of purchase, with the previous investment policy guidelines dated as of December 15, 1995.

Through active management, the Quality D Short-Term Investment Fund (the “Short-Term Fund”) shall seek to provide safety of principal, daily liquidity, and a competitive return.

Neither the Trustee nor the Investment Manager assumes any market or investment risk with respect to the investments made by the Short-Term Fund.

For purposes of determining compliance with the Guidelines, the Investment Manager will take into account only investments made on or after the effective date of the Guidelines and will not take into account any investments in place before that time, except as provided in Section I.C.8 (Compliance with Concentration Limits) under “Investment Policy”.

Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of the assets of the Short-Term Fund that may be invested in any security or other asset, or sets forth a policy regarding an investment standard, compliance with such percentage limitation or standard will be determined solely at the time of the Acquisition of such security or asset by the Short-Term Fund. Accordingly, the actual portfolio holdings of the Short-Term Fund may, from time to time, exceed such percentage limitations or standards.

Investment Policy

I.	Investment Management

A.	Eligible Investments

1.	U.S. Treasury bills, notes and bonds;

2.	Other obligations issued by the U.S. Government, its agencies and instrumentalities;

Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Short-Term Fund on or after April 15, 2009, as described herein

3.	Corporate debt obligations (including Commercial Paper (“CP”) of U.S. and foreign companies, Floating Rate Notes, Master Notes, Medium Term Notes and other corporate debt obligations);

4.	Asset-backed securities;

5.	Instruments of U.S. and foreign banks, including time deposits, (including Eurodollar Time Deposits), certificates of deposit (including Eurodollar and Yankee Certificates of Deposit) and banker’s acceptances;

6.	Supranational and sovereign debt obligations (including obligations of foreign government subdivisions);

7.	Repurchase agreements;

8.	Shares in money market mutual funds or other approved commingled investment vehicles.

B.	Credit Quality

At the time of purchase, (i) all securities with maturities of 13 months or less will qualify as “first tier securities” within the meaning of Rule 2a-7(a)(6) under the 1940 Act; and (ii) all securities with maturities in excess of 13 months will (x) be rated “A” or better by at least two nationally recognized statistical rating organizations (each, an “NRSRO”), or (y) if rated by only one NRSRO, be rated “A” or better by such NRSRO, or (z) if unrated, be determined by the Bank to be of comparable quality.

1.	Repurchase Agreements

a) All counter-parties must have executed a written repurchase agreement.

b) All repurchase transactions must be fully collateralized with the sovereign debt issued by non-U.S. governments, securities issued by the U.S. government, its agencies, including agency mortgage collateral, and/or corporate and asset-backed securities meeting the minimum quality ratings noted above.

c) All repurchase transactions shall be collateralized initially at a minimum of 102% and counterparties shall be required to deliver additional collateral in the event the market value of the collateral falls below 100%.

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Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Short-Term Fund on or after April 15, 2009, as described herein

d) All repurchase transactions must have a term of 30 days or less.

e) All collateral shall be priced by State Street Bank and Trust Company or an entity which is not a party to the transaction.

2.	Commingled Funds

Commingled funds must conform to this set of investment policy guidelines, including mutual funds (including, where permissible, mutual funds managed by the Trustee or its affiliates) which have a longer average effective maturity than is specified in SEC Rule 2a-7 (90 days).

C.	Investment Restrictions and Concentration Limits

1)	Corporate Obligations

a)	CP, Floating Rate, Master Notes, Medium Term Notes, Bank Notes, and other corporate debt obligations.

The Short-Term Fund may hold up to 5% of its assets at the time of purchase in Corporate Obligations issued by a single issuer and its affiliates. The Short-Term Fund may hold up to 100% of its assets in this class.

b)	CP, Floating and Fixed Rate or Master Notes issued by securities broker/dealers or their parent companies may not be purchased, except where issued by parent or holding companies with diversified business holdings wherein businesses other than securities brokerage and dealing represent a majority of their activities.

2)	Floating Rate Securities

Not more than 65% of the Short-Term Fund’s holdings at the time of purchase may be invested in floating rate securities.

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Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Short-Term Fund on or after April 15, 2009, as described herein

3)	Obligations issued by the U.S. Government, its Agencies and Instrumentalities

No limit.

4)	Asset-Backed Securities

Not more than 25% of the Short-Term Fund’s holdings at the time of purchase may be invested in Asset-backed securities.

5)	Instruments of U.S. Foreign Banks

Not more than 5% of the Short-Term Fund’s holdings at the time of purchase may be invested in instruments issued by a single U.S. or foreign bank and its affiliates.

6)	Repurchase Agreements

a)	The Short-Term Fund must take possession of collateral either directly or through a third-party custodian.

b)	The Short-Term Fund may invest in repurchase agreements with borrowers in the Securities Lending Program of State Street Bank and Trust Company.

7)	Commingled Funds

a)	Mutual Funds

(i) The Short-Term Fund will favor mutual funds which conform to the requirements of SEC Rule 2a-7 (or Money Market Mutual Funds) or as otherwise deemed appropriate as specified in Section B.2 above but also may invest in other funds that do not follow 2a-7 guidelines if approved by the Trustee on a case-by-case basis.

(ii) The Short-Term Fund may own up to a maximum of 5% of the net asset value of a single money market mutual fund.

(iii) Up to 10% of the Short-Term Fund’s holdings may be invested in a single money market mutual fund.

(iv) The Short-Term Fund may invest in a mutual fund only after the eligibility of the fund is approved by the Trustee.

(v) Up to 50% of the Short-Term Fund’s assets may be invested in money market mutual funds.

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Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Short-Term Fund on or after April 15, 2009, as described herein

b)	Commingled funds managed by State Street Bank and Trust Company

The Short-Term Fund may invest in other commingled funds managed by the Trustee or its affiliates which conform to these guidelines. There is no policy limit on how much of the Short-Term Fund’s assets may be invested in other funds managed by State Street Bank and Trust Company or in externally managed funds that conform to these guidelines.

8)	Compliance with Concentration Limits

To the extent that the Short-Term Fund is not in compliance with the diversification requirements noted above on the effective date of the Guidelines, the Short-Term Fund will be considered in compliance with the Guidelines but may not acquire any additional investments that would further increase the non-diversified positions of the Short-Term Fund.

D.	Liquidity and Duration

The Short-Term Fund will endeavor to maintain sufficient liquidity to honor the termination of security loan transactions with borrowers and the resultant need to liquidate investments and return cash collateral to the borrowers. As a general rule, the process will be managed based on historical seasonal patterns of loan volume and prevailing market conditions. The Trustee will invest a percentage of the Short-Term Fund in overnight instruments and money market mutual funds to enable it to meet normal liquidity needs.

Under ordinary circumstances, the average effective duration of the Short-Term Fund will be managed such that it will not exceed 90 days, or fall below 1 day. In the event that the average effective duration of the Short-Term Fund does exceed 90 days, the Trustee shall, (i) notify the client within 5 business days and (ii) take appropriate action as is necessary to return the Short-Term Fund to below 90 days average effective duration. The Short-Term Fund’s average effective duration will be calculated using the weighted average effective duration of its holdings.

At the time of purchase the maximum option adjusted duration of any variable-rate security shall be 2 1/2 years or less. At the time of purchase all fixed-rate instruments must have an option adjusted duration not to exceed 18 months.

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Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Short-Term Fund on or after April 15, 2009, as described herein

II.	Policy Adjustment and Exceptions

Notwithstanding any and all provisions contained in this policy, the Trustee or the Investment Manager (“State Street Global Advisors”) may from time to time impose more restrictive guidelines which it deems appropriate in light of prevailing market conditions. Within the overall guidelines of this policy, the Trustee or the Investment Manager will review and approve in writing any such modifications on an as-needed basis.

Other modification of policy guidelines governing the investment of the assets of the Short-Term Fund may be undertaken by the Trustee as business and market conditions warrant provided that the Trustee or the Investment Manager delivers to the Beneficial Owners written notification describing any such modification not less than 10 days prior to the effective date of such modification.

In the event that (i) a security ceases to be a first tier security or (ii) the Trustee becomes aware that any security with a maturity in excess of 13 months held by the Short-Term Fund has, since the security was acquired by the Short-Term Fund, not maintained a minimum rating of “A” by two NRSROs, the Trustee shall reassess such security and shall take such action as it determines is in the interest of the Short-Term Fund. If, however, the security is disposed of (or matures) within 5 business days of the Trustee becoming aware of the new rating, this reassessment obligation does not apply.

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Investment Policy Guidelines

These guidelines apply only to investments made by

the Short-Term Fund before April 15, 2009, as described herein

APPENDIX I

QUALITY D SHORT-TERM INVESTMENT FUND

AMENDED AND RESTATED

INVESTMENT POLICY GUIDELINES

AS OF DECEMBER 15, 1995

Introduction

Through active management, the Quality D Short-Term Investment Fund (the “Short-Term Fund”) shall seek to provide safety of principal liquidity, and a competitive return.

The Trustee (“State Street Bank and Trust Company”) does not assume any market or investment risk with respect to the investments made by the Short-Term Fund.

The following guidelines govern investment held by the Short-Term Fund.

Investment Policy

I.	Investment Management

A.	Eligible Investments

1.	U.S. Treasury bills, notes and bonds;

2.	Other obligations issued by the U.S. Government, its agencies and instrumentalities;

3.	Corporate debt obligations (including Commercial Paper (“CP”) of U.S. and foreign companies, Floating Rate Notes, Master Demand Notes, Medium Term Notes and other corporate debt obligations);

4.	Mortgage-backed securities;

5.	Asset-backed securities;

6.	Instruments of U.S. and foreign banks, including time deposits, (including Eurodollar Time Deposits), certificates of deposit (including Eurodollar and Yankee Certificates of Deposit) and banker’s acceptances;

7

Investment Policy Guidelines

These guidelines apply only to investments made by

the Short-Term Fund before April 15, 2009, as described herein

7.	Supranational and sovereign debt obligations (including obligations of foreign government subdivisions);

8.	Repurchase agreements;

9.	Master notes, promissory notes, debt of limited partnerships;

10.	Non-Dollar debt obligations and time deposits;

11.	Shares in money market mutual funds or other approved commingled investment vehicles.

B.	Credit Quality

At the time of purchase, (i) all securities with maturities of 13 months or less will qualify as “first tier securities” within the meaning of Rule 2a-7(a)(6) under the 1940 Act; and (ii) all securities with maturities in excess of 13 months will (x) be rated “A” or better by at least two nationally recognized statistical rating organizations (each, an “NRSRO”), or (y) if rated by only one NRSRO, be rated “A” or better by such NRSRO, or (z) if unrated, be determined by the Bank to be of comparable quality.

1.	Repurchase Agreements

a) All counter-parties must have executed a written repurchase agreement.

b) All repurchase transactions must be fully collateralized with the sovereign debt issued by non-U.S. governments, securities issued by the U.S. government, its agencies, including agency mortgage collateral, and/or corporate and asset-backed securities meeting the minimum quality ratings noted above.

c) All repurchase transactions shall be collateralized initially at a minimum of 102% and counterparties shall be required to deliver additional collateral in the event the market value of the collateral falls below 100%.

d) All repurchase transactions must have a term of 30 days or less.

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Investment Policy Guidelines

These guidelines apply only to investments made by

the Short-Term Fund before April 15, 2009, as described herein

e) All collateral shall be priced by State Street Bank and Trust Company or an entity which is not a party to the transaction.

2.	Commingled Funds

Commingled funds must conform to this set of investment policy guidelines, including (i) mutual funds (including, where permissible, mutual funds managed by the Trustee or its affiliates) which have a longer average effective maturity than is specified in SEC Rule 2a-7 (90 days) and (ii) other managed vehicles (whether by the Trustee or its affiliates or third parties) which conform substantially to these investment policy guidelines, except that such funds may maintain average maturities up to 24 months.

C.	Investment Restrictions and Concentration Limits

1)	Corporate Obligations

a)	CP, Floating Rate, Master Demand Notes, Medium Term Notes, Bank Notes, and other corporate debt obligations.

The Short-Term Fund may hold up to 5% of its assets at the time of purchase in Corporate Obligations issued by a single issuer and its affiliates. The Short-Term Fund may hold up to 100% of its assets in this class.

b)	CP, Floating and Fixed Rate or Master Notes issued by securities broker/dealers or their parent companies may not be purchased, except where issued by parent or holding companies with diversified business holdings wherein businesses other than securities brokerage and dealing represent a majority of their activities.

2)	Floating Rate Securities

Not more than 65% of the Short-Term Fund’s holdings at the time of purchase may be invested in floating rate securities.

9

Investment Policy Guidelines

These guidelines apply only to investments made by

the Short-Term Fund before April 15, 2009, as described herein

3)	Obligations Issued by the U.S. Government, its Agencies and Instrumentalities

Not more than 20% of the Short-Term Fund’s holdings at the time of purchase may be invested in STRIPS.

4)	Asset-Backed Securities

Not more than 50% of the Short-Term Fund’s holdings at the time of purchase may be invested in Asset-backed securities.

5)	Mortgage-Backed Securities

Not more than 20% of the Short-Term Fund’s holdings at the time of purchase may be invested in Mortgage-backed securities.

6)	Instruments of U.S. Foreign Banks

Not more than 5% of the Short-Term Fund’s holdings at the time of purchase may be invested in instruments issued by a single U.S. or foreign bank and its affiliates.

7)	Repurchase Agreements

a)	The Short-Term Fund must take possession of collateral either directly or through a third-party custodian.

b)	The Short-Term Fund may invest in repurchase agreements with borrowers in the Securities Lending Program of State Street Bank and Trust Company.

8)	Commingled Funds

a)	Mutual Funds

(i) The Short-Term Fund will favor mutual funds which conform to the requirements of SEC Rule 2a-7 (or Money Market Mutual Funds) or as otherwise deemed appropriate as specified in Section B.2 above but also may invest in other funds that do not follow 2a-7 guidelines if approved by the Trustee on a casa-by-case basis.

(ii) The Short-Term Fund may own up to a maximum of 5% of the net asset value of a single money market mutual fund.

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Investment Policy Guidelines

These guidelines apply only to investments made by

the Short-Term Fund before April 15, 2009, as described herein

(iii) Up to 10% of the Short-Term Fund’s holdings may be invested in a single money market mutual fund.

(iv) The Short-Term Fund may invest in a mutual fund only after the eligibility of the fund is approved by the Trustee.

(v) Up to 50% of the Short-Term Fund’s assets may be invested in money market mutual funds.

b)	Commingled funds managed by State Street Bank and Trust Company

The Short-Term Fund may invest in other commingled funds managed by the Trustee or its affiliates which conform to these guidelines. There is no policy limit on how much of the Short-Term Fund’s assets may be invested in other funds managed by State Street Bank and Trust Company or in externally managed funds that conform to these guidelines.

D.	Liquidity and Duration

The Short-Term Fund will endeavor to maintain sufficient liquidity to honor the termination of security loan transactions with borrowers and the resultant need to liquidate investments and return cash collateral to the borrowers. As a general rule, the process will be managed based on historical seasonal patterns of loan volume and prevailing market conditions. The Trustee will invest a percentage of the Short-Term Fund in overnight instruments and money market mutual funds to enable it to meet normal liquidity needs.

Under ordinary circumstances, the average effective duration of the Short-Term Fund will be managed such that it will not exceed 120 days, or fall below 1 day. In the event that the average effective duration of the Short-Term Fund does exceed 120 days, the Trustee shall, (i) notify the client within 5 business days and (ii) take appropriate action as is necessary to return the Short-Term Fund to below 120 days average effective duration. The Short-Term Fund’s average effective duration will be calculated using the weighted average effective duration of its holdings.

At the time of purchase the maximum option adjusted duration of any variable-rate security shall be 5 years or less. At the time of purchase all fixed-rate instruments must have an option adjusted duration not to exceed 30 months.

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Investment Policy Guidelines

These guidelines apply only to investments made by

the Short-Term Fund before April 15, 2009, as described herein

II.	Policy Adjustment and Exceptions

Notwithstanding any and all provisions contained in this policy, the Trustee or the Investment Manager (“State Street Global Advisors”) may from time to time impose more restrictive guidelines which it deems appropriate in light of prevailing market conditions. Within the overall guidelines of this policy, the Trustee or the Investment Manager will review and approve in writing any such modifications on an as-needed basis.

Other modification of policy guidelines governing the investment of the assets of the Short-Term Fund may be undertaken by the Trustee as business and market conditions warrant provided that the Trustee or the Investment Manager delivers to the Beneficial Owners written notification describing any such modification not less than 10 days prior to the effective date of such modification.

In the event that (i) a security ceases to be a first tier security or (ii) the Trustee becomes aware that any security with a maturity in excess of 13 months held by the Short-Term Fund has, since the security was acquired by the Short-Term Fund, not maintained a minimum rating of “A” by two NRSROs, the Trustee shall reassess such security and shall take such action as it determines is in the interest of the Short-Term Fund. If, however, the security is disposed of (or matures) within 5 business days of the Trustee becoming aware of the new rating, this reassessment obligation does not apply.

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Exhibit B: Tab B

March 23, 2009

Dear Clients Invested In Securities Lending Quality Trust (the “Trust”):

Over the past year, we have maintained an open and on-going dialogue with our clients about our securities lending program and the impact on that program of unprecedented illiquidity and volatility conditions in the fixed income markets. We are writing to you now to provide an update on our securities lending program and to inform you of changes that we are making to the investment guidelines for the Trust to provide for investment of incremental cash flow in accordance with the portfolio quality, maturity and diversification criteria applicable to money market funds registered under the Investment Company Act of 1940. This amendment both reflects our current investment strategy for Incremental cash flows into the Trust and supports our customers’ preferences for greater liquidity in light of continued market turmoil. We also are offering those customers who seek to terminate their loan balances over time an alternative option of participating in a wind down fund.

State Street Securities Lending Program

State Street remains focused on maintaining safety of principal, adequate liquidity and strong consistent returns for all program participants in its securities lending program, all while managing the risks inherent in this difficult market cycle. As previously reported, State Street did not invest any of the assets of its securities lending cash collateral reinvestment vehicles, including the Trust, in structured investment vehicles that defaulted on their obligations (e.g., Sigma) or in the fixed income securities Lehman Brothers or other financial institutions that have commenced bankruptcy proceedings or become subject to receivership. Furthermore, none of the assets in the Trust have defaulted over the last eighteen months and we continue to believe that these assets present minimal credit risk. However, the current economic and market conditions have adversely affected the valuation of many longer dated fixed income securities, including some of those held by the Trust.

In responding to this environment, our main priority has been and will continue to be to act in the best interests of all our clients, both in continuing to act as agent in lending available client assets and in managing the related cash collateral invested in one of our several commingled cash collateral reinvestment vehicles, including the Trust. We have sought to do so, in part, by managing the level of securities loans and associated liquidity within the cash collateral reinvestment vehicles at levels that have avoided the sale of longer-dated fixed income securities at a material loss in a disrupted market. In the period from June 30, 2008 to December 31, 2008, the aggregate value of securities on loan under our securities lending program declined by approximately 40%, reflecting the de-leveraging in the financial markets generally and the significant declines in equity market valuations during the period. These factors resulted in substantial demands upon the liquidity in the cash collateral pools to meet mark-to-market and borrower return obligations. However, because we had been increasing the level of liquidity in the cash collateral pools throughout the past eighteen months and have prudently managed the level of securities on loan, we successfully managed the significant reduction in the value of the assets on loan without needing to sell any longer-dated fixed income securities to meet the liquidity needs of the lending program. Accordingly, we will continue to seek to maintain a prudent level of liquid assets within the cash collateral pools. We have also required that any participant who wished to withdraw from the securities lending program or from the Trust either redeem its interest in the Trust through an in-kind distribution or bear any realized or unrealized losses incurred on its allocable share of the securities in the relevant cash collateral reinvestment vehicle.

Under the governing documents of the Trust, the trustee is permitted to effect purchase and redemption transaction at $1.00 per unit notwithstanding that the market value of the underlying securities positions can fluctuate over time. As a result of the ongoing illiquidity and volatility in the fixed income markets, the per unit value of the underlying securities based upon market quotes or transactions has fallen below $1.00 per unit. As of March 18, 2009 the per unit market value of the portfolio holdings of the Trust was $0.9534. State Street, however, does not believe that the unit value of the Trust based upon available market prices reflects the intrinsic value or credit quality of the assets in the Trust. In light of the disruption in the fixed income markets, particularly the market for asset backed securities, State Street believes the prices reported by independent pricing services are generally more reflective of the value that a distressed seller would receive if forced to liquidate a position than a value in a more normalized

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market between a willing buyer and seller. Based upon the foregoing and a number of other factors, the Trust will continue to effect ordinary course transactions at the $1.00 per unit valuation. These factors include the fact that no credit loss has been realized on any of the assets held by the Trust, the Trust does not hold fixed income securities of issuers that have defaulted on their obligations, the belief that the assets of the Trust continue to present minimal credit risk and that the Trust continues to maintain adequate liquidity to meet the collateral return obligations of its securities lending participants. If current market conditions were to deteriorate in the future or the Trust were to realize material losses, whether as a result of credit events or the disposition of assets at depressed market values, State Street may determine that purchases and redemptions in the Trust at $1.00 per unit is no longer appropriate.

State Street remains committed to offering its clients the benefits of participation in a securities lending program and has not changed its conviction that, notwithstanding the current market difficulties, securities lending remains an important element of an overall portfolio management strategy. We understand, however, that while our actions were necessary to prudently manage the impact of market conditions in the short term, our clients continue to have a longer term perspective on their securities lending activities and increasingly are looking to us for more guidance as to how we intend to manage the Trust over the next several years. To this end, we intend to take two actions. First, we intend to formally amend the investment guidelines of the Trust, as more fully described below, to reflect that incremental cash flow will be invested in accordance with the diversification, maturity and credit limitations of Rule 2a-7 under the Investment Company Act. Second, we are offering customers that seek to terminate their participation in our securities lending program with an option that will focus upon winding down their participation in securities lending and their investment in related cash collateral investment vehicles as quickly as is prudent in light of the participant’s ongoing obligations under the securities lending program and the overall objective of preserving principal.

Amend Investment Guidelines Consistent With Rule 2a-7 of the Investment Company Act

Since the onset of the crisis in the fixed income markets and the associated illiquidity in such markets in August, 2007, we have sought, and in the near term will continue to seek, to invest a significantly greater proportion of the assets in the Trust in shorter dated and more liquid, high quality fixed income securities. In order to provide comfort to investors in the Trust that the weighted average maturity for the Trust will continue to trend downward and that we will

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continue with our conservative approach to managing credit risk, we have decided to amend the investment guidelines for the Trust to require that all incremental cash flow in the Trust be invested according to the portfolio quality, maturity and diversification requirements applicable to a money market mutual fund registered under Rule 2a-7 of the Investment Company Act of 1940 as currently in effect. By incorporating this conservative investment approach into the investment guidelines for the Trust, we are committing to maintain the investment approach that has protected the Trust against realizing losses in the market over the past eighteen months. The Trust is not becoming a registered money market fund nor will its portfolio immediately satisfy the requirements applicable to a registered money market fund. Over time, however, this policy is designed to result in the Trust having diversification, maturity and credit characteristics that are substantially similar to a registered money market fund. We have provided along with this communication the proper notice under the trust document that will allow these revised guidelines to become effective shortly after your receipt of this letter.

Over time, we expect that under current market conditions the strategy described above will result in increased liquidity within the Trust and the reduction or elimination of the difference between the amortized book value of the assets of the Trust and the market value of those same assets. The timing of any improvement in either the liquidity or valuation of the assets of the Trust will be influenced by a number of factors, including, without limitation, the level of cash collateral balances from time to time, increased market liquidity and overall economic improvement in the global marketplace. Nonetheless, as outlined above, State Street will be managing the investments in the Trust in a manner that is designed to minimize overall risk.

Clients Looking to Terminate Securities Loan Balances

State Street is offering clients that prefer to terminate their participation in our securities lending program with the opportunity to reduce, on an orderly basis, the level of their securities loan balances over time and to ultimately close out all such securities loans. For those securities lending clients that wish to participate in this orderly wind down process, the Trust would contribute a pro-rata slice of the cash and securities held in the Trust by all such clients to a newly established cash collateral fund (the “Wind Down Fund”). Each such securities lending client electing to participate in the Wind Down Fund would be required to commit to a continuing investment in the Wind Down Fund equal to the dollar value of its outstanding cash collateral investment balances in the Trust as of April 30, 2009 (the “Maximum Investment Requirement”).

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The Maximum Investment Requirement may be greater or less than the value of securities that a client currently has on loan and will be influenced by changes in market conditions between now and April 30, 2009. We anticipate that most clients participating in the Wind Down Fund will meet the Maximum Investment Requirement by continuing to make additional securities available for lending so that the amount of cash collateral received on outstanding loans may be increased up to the Maximum Investment Requirement. Since the Maximum Investment Requirement is a dollar amount, the maximum percentage of your portfolio that may be required to be out on loan may be greater or less than the percentage of your portfolio on loan at April 30, 2009. However, clients also may choose to satisfy their Maximum Investment Requirement by making direct cash contributions into the Wind Down Fund. These cash contributions would effectively reduce a client’s exposure to the lending program, but not the Wind Down Fund, sooner than satisfying the Maximum Investment Requirement by the placement of additional securities on loan.

The Maximum Investment Requirement reflects our need for sufficient liquid assets on behalf of a participant to continue to meet daily mark to market collateral adjustments resulting from a decline in equity market valuations and to satisfy obligations to return collateral upon close out of a loan without disposing of any assets of the Wind Down Fund trading below their amortized cost. In other words, the Maximum Investment Requirement represents a participant’s commitment to the provision of liquidity to the Trust and reflects both our estimate of the value of the longer-dated assets and the aggregate amount of liquid assets needed for the liquidation of the Wind Down Fund. In the event that redemptions from the Wind Down Fund were needed to meet the obligations of any participant in the Wind Down Fund to borrowers of securities, such as the daily mark to market collateral adjustments discussed above, State Street would have the right to temporarily increase the outstanding loan balances of such participant so that the amount of cash collateral received and invested in the Wind Down Fund on their behalf is increased up to the Maximum Investment Requirement. To the extent that any participant in the Wind Down Fund is unable to satisfy its Maximum Investment Requirement in any period by cash collateral raised through normal lending activity, that participant must make a direct cash contribution into the Wind Down Fund in an amount necessary to meet its Maximum Investment Requirement. We anticipate the Maximum Investment Requirement will, as outlined below, decline over time and State Street will manage its securities lending program as it applies to participants in the Wind Down Fund with the goal of maintaining as low a level of securities on loan as is consistent with the preservation of principal of the units of the Wind Down Fund and the satisfaction of the participants’ obligations to borrowers under the lending program.

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State Street anticipates, based upon current market conditions, that the level of cash required to meet its liquidity needs in the Wind Down Fund should not exceed 20% of the Maximum Investment Requirements of all clients participating in the Wind Down Fund, although this percentage may be higher depending on market conditions at the end of each quarter. Accordingly, as the Wind Down Fund generates cash from the pay downs of portfolio securities, State Street intends, on a quarterly basis, to use available cash over the then anticipated liquidity requirements based on market conditions at the time to reduce, on a proportionate basis, the Maximum Investment Requirement of each client participating in the Wind Down Fund.

Ultimately, participants in the Wind Down Fund remain responsible for their obligations as lenders under the securities lending program. Consequently, if the liquidity in the Wind Down Fund at any time is not sufficient to meet those obligations, State Street will be required to dispose of assets trading below amortized cost, resulting in realized losses in the Wind Down Fund. In those circumstances, the loss realized from such sale will be allocated to the relevant units in the Wind Down Fund being redeemed, as will be permitted by the governing documents of the Trust. While we will seek to establish the Maximum Investment Requirement at a level sufficient to satisfy ongoing liquidity requirements for securities lending clients participating in the Wind Down Fund, the risk of the Wind Down Fund being required to dispose of longer dated assets may be greater than such risk in the Trust. In addition, although the Wind Down Fund is expected to pursue primarily a “hold to maturity” strategy for longer-dated fixed income securities in the Wind Down Fund, State Street will be authorized to sell such securities positions held by the Wind Down Fund if its credit view of such securities deems it in the best interests of the Wind Down Fund or if it otherwise believes that such a sale would maximize returns for the Wind Down Fund within a risk tolerance that it deems acceptable. The additional cash flow from these sales would be considered in determining the reduction of the Maximum Investment Requirement for participants in the Wind Down Fund at the end of each quarter.

This proposed periodic reduction in the Maximum Investment Requirement permits the balance of outstanding securities loans of each participant in the Wind Down Fund to be reduced over time by closing out securities loans and returning the available cash to the borrowers of

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securities. We do not expect, however, there will be any meaningful reduction in the Maximum Investment Requirement until the fourth quarter of this year. Based on the assets in the Trust and existing market conditions, we expect that the wind down of a substantial portion of outstanding loans could be as short as two years but that the overall liquidation process would likely take a longer time period to accomplish. The following chart is illustrative of how the Maximum Investment Requirement might be decreased over time.

Illustrating the Wind Down Fund Process

Maximum Investment Requirement Decreases Over Time

State Street will require that each client electing to participate in the Wind Down Fund enter into acceptable security arrangements with State Street and the Wind Down Fund, including without limitation providing a first priority security interest in and right of setoff against any and all property of such client held by State Street, to secure the obligation of such client to maintain the Maximum Investment Requirement described above. In addition, consistent with our proposed amendments to the investment guidelines for the Trust, the investment guidelines for the Wind Down Fund will require that all incremental cash flow in the Wind Down Fund be invested according to the portfolio quality, maturity and diversification requirements for a money market mutual fund under Rule 2a-7 of the Investment Company Act of 1940.

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In order that the Wind Down Fund is of a sufficient size to be managed appropriately, State Street only intends to offer the Wind Down Fund if a sufficient number of securities lending clients currently invested in the Trust choose to participate in the Wind Down Fund. Accordingly, if participants in the securities lending program investing in the Trust wish to participate in the Wind Down Fund, they must contact their relationship manager by not later than May 1, 2009. The establishment of the Wind Down Fund could take several months from this date. It is important to understand that State Street will be unable to allow securities lending clients to participate in the Wind Down Fund if they have not notified State Street of their intention to participate by the foregoing date.

Our Commitment to Securities Lending

While participants in the Trust need to make their own investment decisions about what option suits their needs best, we are hopeful that market conditions will improve during the year as a result of global government intervention, the recently introduced stimulus package, increased market liquidity and, ultimately, rising investor confidence. It is our strong sentiment that the securities lending industry remains strong and is providing much needed liquidity and operational efficiency to stressed financial markets. As such, we remain committed to the strong risk management principles that have served the program and our securities lending clients well in a variety of market conditions and will continue to provide clients with transparency into all aspects of our lending program. As you review the options provided in this letter please do not hesitate to consult your relationship manager for further elaboration on the details. We appreciate your patience and understanding in these challenging times.

Very truly yours,

/s/ Suzanne N. Lee
Suzanne N. Lee
Senior Managing Director

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March 23, 2009

We are writing to update you on your investment in the Securities Lending Quality Trust (the “Trust”). This is to notify you that, effective on April 15, 2009, the Investment Policy Guidelines of the Trust will be amended and restated in accordance with the amendment attached to this notice.

Please contact your client service manager if you have any questions.

State Street Bank and Trust Company

of New Hampshire

By:	/s/ Laura Sanders
Name:	Laura Sanders
Title:	Assistant Clerk

SECURITIES LENDING QUALITY TRUST

AMENDMENT

TO THE

INVESTMENT POLICY GUIDELINES

Reference is made to the Amended and Restated Declaration of Trust of the Securities Lending Quality Trust, dated December 29, 1993, as amended (the “Trust”), by State Street Bank and Trust Company of New Hampshire, a trust company organized under the laws of the State of New Hampshire (the “Trustee”). The Trustee hereby amends the Trust such that, effective April 15, 2009, the Trust’s existing Schedule A Investment Policy Guidelines, dated as of September 15, 1995, is hereby deleted and the attached Schedule A Amended and Restated Investment Policy Guidelines is hereby substituted therefore.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 23rd day of March, 2009.

STATE STREET BANK AND TRUST COMPANY OF NEW HAMPSHIRE

By:	/s/ Laura Sanders
Name:	Laura Sanders
Title:	Assistant Clerk

SECURITIES LENDING QUALITY TRUST

SCHEDULE A

AMENDED AND RESTATED

INVESTMENT POLICY GUIDELINES

EFFECTIVE AS OF APRIL 15, 2009

Introduction

The guidelines (the “Guidelines”) amend and restate previous investment policy guidelines dated as of September 15, 1995 and attached hereto as Appendix II. Investments made prior to the date of these Guidelines were made under such previous guidelines and such investments shall continue to be permissible to the extent they complied, at the time of purchase, with the previous investment policy guidelines dated as of September 15, 1995.

Through active management, the Securities Lending Quality Trust (the “Quality Trust”) shall seek to provide safety of principal, daily liquidity, and a competitive return.

Neither the Trustee nor the Investment Manager assumes any market or investment risk with respect to the investments made by the Quality Trust.

The Guidelines govern investments held by the Quality Trust and are designed to substantially track the credit quality, diversification and maturity limitations set forth in Rule 2a-7 under the Investment Company Act of 1940 as of the effective date of the Guidelines. 1 For purposes of determining compliance with the Guidelines, the Investment Manager will take into account only investments made on or after the effective date of the Guidelines and will not take into account any investments in place before that time, except as provided in Section 3 (Diversification) under “Investment Policies and Guidelines”.

Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of the assets of Quality Trust that may be invested in any security or other asset, or sets forth a policy regarding an investment standard, compliance with such percentage limitation or standard will be determined solely at the time of the Acquisition of such security or asset by the Quality Trust. Accordingly, the actual portfolio holdings of the Quality Trust may, from time to time, exceed such percentage limitations or standards.

'	Any time the Guidelines incorporate by reference Rule 2a-7 and the provisions of Rule 2a-7 would require a determination by a “Board of Directors”, such determination may be made by the Trustee or Investment Manager. In addition, any time the Guidelines incorporate by reference or otherwise refer to Rule 2a-7 under the Investment Company Act of 1940, such reference or incorporation by reference shall to be to Rule 2a-7 in effect as of the effective date of these Guidelines and shall not take into account any amendments or modifications thereto after such date.

Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust on or after April 15, 2009, as described herein

Capitalized terms used herein are defined in Appendix I.

Investment Policies and Guidelines

1.	Quality

a.	General

The Investment Manager is authorized to purchase for the Quality Trust only securities that are Eligible Securities and conform to the requirements of this Section 1.

b.	Minimal Credit Risks

The Investment Manager will determine during the time a security is held by the Quality Trust that the security presents “minimal credit risks,” taking into account factors that the Investment Manager deems relevant, including, but not limited to, any rating assigned by an NRSRO.

c.	Payable in United States Dollars

Each security acquired by the Quality Trust (i) will provide that all payments of principal and interest are payable in United States dollars under all circumstances, and (ii) will not provide that the interest rate of, the principal amount to be repaid, or the timing of payments related to the security will vary or float with the value of a foreign currency, the rate of interest payable on foreign currency borrowings, or with any other interest rate or index expressed in a currency other than United States dollars.

d.	Eligible Security

No security shall be acquired that is not at the time of Acquisition an Eligible Security.

e.	Second Tier Securities

Immediately after the Acquisition of any Second Tier Security, the Quality Trust shall not have invested more than five percent of its Total Assets in securities that are Second Tier Securities.

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Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust on or after April 15, 2009, as described herein

f.	Guarantee or Conditional Demand Feature

In determining whether a security that is subject to a Guarantee or a Conditional Demand Feature is an Eligible Security or a First Tier Security, the Quality Trust will utilize the provisions of Rule 2a-7(c)(3)(iii) and (iv).

2.	Maturity

The Investment Manager shall maintain the dollar-weighted average maturity of the Quality Trust in a manner that the Investment Manager believes is appropriate to the objective of the Quality Trust of maintaining a stable net asset value per share; provided, however, that (i) in no event shall any security be acquired with a remaining “maturity” (as such term is defined below) of greater than 397 calendar days and (ii) the dollar-weighted average maturity of the Quality Trust shall in no event exceed 90 days.

Other than as expressly provided for in the Guidelines, the Quality Trust will utilize the provisions of Rule 2a-7(d) as to calculation of maturity.

3.	Diversification

The Investment Manager shall maintain diversification of the investments of the Quality Trust with respect to issuers of securities Acquired by the Quality Trust in accordance with Rule 2a-7(c)(4)(i)-(iv).

Demand Features end Guarantees Not Relied Upon. If the Trustee or Investment Manager has determined that the Quality Trust is not relying on a Demand Feature or Guarantee to determine the quality, maturity or liquidity of a portfolio security and maintains a record of this determination, then the Quality Trust may disregard such Demand Feature or Guarantee for all purposes of this Section 3.

To the extent that the Quality Trust is not in compliance with the diversification requirements noted above on the effective date of the Guidelines, the Quality Trust will be considered in compliance with the Guidelines but may not Acquire any additional investments that would further increase the non-diversified positions of Quality Trust.

4.	Liquidity

The Quality Trust will endeavor to maintain sufficient liquidity to honor the termination of security loan transactions with borrowers and return cash collateral to the borrowers. As a general rule, the process will be managed based on historical seasonal patterns of loan volume and prevailing market conditions. The Quality Trust shall not invest more than 10% of its Total Assets in illiquid securities.

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Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust on or after April 15, 2009, as described herein

Policy Adjustments and Exceptions

Notwithstanding any and all provisions contained in the Guidelines, the Trustee or the Investment Manager may from time to time impose more restrictive guidelines which it deems appropriate in light of prevailing market conditions. Within the overall guidelines of the Guidelines, the Trustee or the Investment Manager will review and approve in writing any such modifications on an as-needed basis.

Other modification of policy guidelines governing the investment of the assets of the Quality Trust may be undertaken by the Trust or the Investment Manager as business and market conditions warrant, provided, however, that the Trustee or the Investment Manager delivers to the Beneficial Owners written notification describing any such modification not less than (10) days prior to the effective date of such modification.

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Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust on or after April 15, 2009, as described herein

APPENDIX I

DEFINITIONS

“Acquisition” (or “Acquire”) means any purchase or subsequent rollover (but does not include the failure to exercise a Demand Feature).

“Asset Backed Security” means a fixed income security (other than a Government Security) issued by a Special Purpose Entity (as defined in this paragraph), substantially all of the assets of which consist of Qualifying Assets (as defined in this paragraph). “Special Purpose Entity” means a trust, corporation, partnership or other entity organized for the sole purpose of issuing securities that entitle their holders to receive payments that depend primarily on the cash flow from Qualifying Assets, but does not include a registered investment company. “Qualifying Assets” means financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period, plus any rights or other assets designed to assure the servicing or timely distribution of proceeds to security holders.

“Collateralized Fully” in the case of a repurchase agreement means that:

(1)	the value of the securities collateralizing the repurchase agreement (reduced by the transaction costs (including loss of interest) that the Quality Trust reasonably could expect to incur if the seller defaults) is, and during the entire term of the repurchase agreement remains, at least equal to the Resale Price (as defined in paragraph (5) below) provided in the agreement; and

(2)	the Quality Trust has perfected its security interest in the collateral; and

(3)	the collateral is maintained in an account of the Quality Trust with its custodian or a third party that qualifies as a custodian under the 1940 Act, as amended; and

(4)	the collateral consists entirely of: (a) cash items; (b) Government Securities; (c) securities that at the time the repurchase agreement is entered into are rated in the highest rating category by the Requisite NRSROs; or (d) Unrated Securities (as defined in paragraph (5) below) that are of comparable quality to securities that are rated in the highest rating category by the Requisite NRSROs, as determined by the Investment Manager or its delegate; and

(5)	upon an Event of Insolvency with respect to the seller, the repurchase agreement would qualify under a provision of applicable

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Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust on or after April 15, 2009, as described herein insolvency law providing an exclusion from any automatic stay of creditors’ rights against the seller. “Resale Price” for purposes of this definition means the Acquisition price paid to the seller of the securities plus the accrued resale premium on such Acquisition price. The accrued resale premium shall be the amount specified in the repurchase agreement or the daily amortization of the difference between the Acquisition price and the Resale Price specified in the repurchase agreement.

For purposes of the definition of “Collateralized Fully” only. “Unrated Securities” means securities that have not received a rating from the Requisite NRSROs.

“Conditional Demand Feature” means a Demand Feature that is not an Unconditional Demand Feature. A Conditional Demand Feature is not a Guarantee.

“Conduit Security” means a security issued by a Municipal Issuer (as defined in this paragraph) involving an arrangement or agreement entered into, directly or indirectly, with a person other than a Municipal Issuer, which arrangement or agreement provides for or secures repayment of the security. “Municipal Issuer” means a state or territory of the United States (including the District of Columbia), or any political subdivision or public instrumentality of a state or territory of the United States. A Conduit Security does not include a security that is:

(1)	fully and unconditionally guaranteed by a Municipal Issuer, or

(2)	payable from the general revenues of the Municipal Issuer or other Municipal Issuers (other than those revenues derived from an agreement or arrangement with a person who is not a Municipal Issuer that provides for or secures repayment of the security issued by the Municipal Issuer); or

(3)	related to a project owned and operated by a Municipal Issuer, or

(4)	related to a facility leased to and under the control of an industrial or commercial enterprise that is part of a public project which, as a whole, is owned and under the control of a Municipal Issuer.

“Demand Feature” means:

(1)	A feature permitting the holder of a security to sell the security at an exercise price equal to the approximate amortized cost of the security plus accrued interest, if any, at the time of exercise. A Demand Feature must be exercisable either:

(a)	At any time on no more than 30 calendar days’ notice; or

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Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust on or after April 15, 2009, as described herein

(b)	At specified intervals not exceeding 397 calendar days and upon no more than 30 calendar days’ notice; or

(2)	A feature permitting the holder of an Asset Backed Security unconditionally to receive principal and interest within 397 calendar days of making demand.

A letter of credit or bond insurance may be treated as a demand feature if the period until the final maturity date of the security subject to the letter of credit or bond insurance is 397 days or less.

“Eligible Security” means:

(1)	A Rated Security with a remaining maturity of 397 calendar days or less that has received a rating from the Requisite NRSROs in one of the two highest short-term rating categories (within which there may be sub-categories or gradations indicating relative standing); or

(2)	An Unrated Security that is of comparable quality to a security meeting the requirements for a Rated Security in paragraph (1), as determined by the Adviser; provided, however, that:

(a)	A security that at the time of issuance had a remaining maturity of more than 397 calendar days but that has a remaining maturity of 397 calendar days or less and that is an Unrated Security is not an Eligible Security if the security has received a long-term rating from any NRSRO that is not within the NRSRO’s three highest long-term ratings categories (within which there may be sub-categories or gradations indicating relative standing), unless the security has received a long-term rating from the Requisite NRSROs in one of the three highest rating categories;

(b)	An Asset Backed Security (other than an Asset Backed Security substantially all of whose Qualifying Assets consist of obligations of one or more Municipal Issuers) shall not be an Eligible Security unless it has received a rating from an NRSRO; and

(3)	A security that is subject to a Demand Feature or Guarantee where:

(a)	The Guarantee has received a rating from an NRSRO or the Guarantee is issued by a guarantor that has received a

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Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust on or after April 15, 2009, as described herein rating from an NRSRO with respect to a class of debt obligations (or any debt obligation within that class) that is comparable in priority and security to the Guarantee, unless:

(i)	The Guarantee is issued by a person that, directly or indirectly, controls, is controlled by or is under common control with the issuer of the security subject to the Guarantee (other than a sponsor of a Special Purpose Entity with respect to an Asset Backed Security);

(ii)	The security subject to the Guarantee is a repurchase agreement that is Collateralized Fully; or

(iii)	The Guarantee is itself a Government Security; and

(b)	The issuer of the Demand Feature or Guarantee, or another institution, has undertaken promptly to notify the holder of the security in the event the Demand Feature or Guarantee is substituted with another Demand Feature or Guarantee (if such substitution is permissible under the terms of the Demand Feature or Guarantee).

“Event of Insolvency” means, with respect to a person:

(1)	An admission of insolvency, the application by the person for the appointment of a trustee, receiver, rehabilitator, or similar officer for all or substantially all of its assets, a general assignment for the benefit of creditors, the filing by the person of a voluntary petition in bankruptcy or application for reorganization or an arrangement with creditors; or

(2)	The institution of similar proceedings by another person which proceedings are not contested by the person; or

(3)	The institution of similar proceedings by a government agency responsible for regulating the activities of the person, whether or not contested by the person.

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Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust on or after April 15, 2009, as described herein

“First Tier Security” means any Eligible Security that:

(1)	Is a Rated Security that has received a short-term rating from the Requisite NRSROs in the highest short-term rating category for debt obligations (within which there may be sub-categories or gradations indicating relative standing); or

(2)	Is an Unrated Security that is of comparable quality to a security meeting the requirements for a Rated Security in paragraph (1), as determined by the Adviser; or

(3)	Is a security issued by a registered investment company that is a money market fund; or

(4)	Is a Government Security.

“Floating Rate Security” means a security the terms of which provide for the adjustment of its interest rate whenever a specified interest rate changes and which, at any time until the final maturity of the instrument or the period remaining until the principal amount can be recovered through demand, can reasonably be expected to have a market value that approximates its amortized cost.

“Government Security” has the meaning assigned in Section 2(a)(16) of the 1940 Act (any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the government of the United States pursuant to authority granted by the Congress of the United States, or any certificate of deposit for any of the foregoing), and also includes such other securities as may be deemed to be “Government Securities” by the SEC for these purposes.

“Guarantee” means an unconditional obligation of a person other than the issuer of the security to undertake to pay, upon presentment by the holder of the Guarantee (if required), the principal amount of the underlying security plus accrued interest when due or upon default, or, in the case of an Unconditional Demand Feature, an obligation that entitles the holder to receive upon exercise the approximate amortized cost of the underlying security or securities, plus accrued interest, if any. A Guarantee includes a letter of credit, financial guaranty (bond) insurance, and an Unconditional Demand Feature (other than an Unconditional Demand Feature provided by the issuer of the security).

“Guidelines” means these amended and restated investment policy guidelines.

“Municipal Issuer.” See definition of “Conduit Security.”

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Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust on or after April 15, 2009, as described herein

“NRSRO” means any nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended, that is not an “affiliated person,” as defined in Section 2(a)(3)(C) of the Investment Company Act of 1940, as amended, of the issuer of, or any insurer or provider of credit support for, the security.

“Qualifying Assets.” See definition of “Asset Backed Security.”

“Rated Security” means a security that meets the requirements of paragraphs (1) or (2) below, in each case subject to paragraph (3):

(1)	The security has received a short-term rating from an NRSRO, or has been issued by an issuer that has received a short-term rating from an NRSRO with respect to a class of debt obligations (or any debt obligation within that class) that is comparable in priority and security with the security; or

(2)	The security is subject to a Guarantee that has received a short-term rating from an NRSRO, or a Guarantee issued by a guarantor that has received a short-term rating from an NRSRO with respect to a class of debt obligations (or any debt obligation within that class) that is comparable in priority and security with the Guarantee; but

(3)	A security is not a Rated Security if it is subject to an external credit support agreement (including an arrangement by which the security has become a Refunded Security) that was not in effect when the security was assigned its rating, unless the security has received a short-term rating reflecting the existence of the credit support agreement as provided in paragraph (1) above, or the credit support agreement with respect to the security has received a short-term rating as provided in paragraph (2) above.

“Refunded Security” means a debt security the principal and interest payments of which are to be paid by Government Securities (“deposited securities”) that have been irrevocably placed in an escrow account pursuant to an agreement between the issuer of the debt security and an escrow agent that is not an “affiliated person” (as defined below) of the issuer of the debt security, and, in accordance with such escrow agreement, are pledged only to the payment of the debt security and, to the extent that excess proceeds are available after all payments of principal, interest, and applicable premiums on the Refunded Securities, the expenses of the escrow agent and, thereafter, to the issuer or another party; provided that:

(1)	the deposited securities are not redeemable prior to their final maturity;

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Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust on or after April 15, 2009, as described herein

(2)	the escrow agreement prohibits the substitution of the deposited securities unless the substituted securities are Government Securities; and

(3)	at the time the deposited securities are placed in the escrow account, or at the time a substitution of the deposited securities is made, an independent certified public accountant shall have certified to the escrow agent that the deposited securities will satisfy all scheduled payments of principal, interest and applicable premiums on the Refunded Securities; provided, however, that an independent public accountant need not have provided the certification described in this paragraph if the security, as a Refunded Security, has received a rating from an NRSRO in the highest category for debt obligations (within which there may be sub-categories or gradations including relative standing).

For purposes of this definition “affiliated person” has the meaning assigned in Section 2(a)(3)(C) of the 1940 Act (directly or indirectly controlling, controlled by, or under common control with).

“Requisite NRSROs” means:

(1)	Any two NRSROs that have issued a rating with respect to a security or class of debt obligations of an issuer; or

(2)	If only one NRSRO has issued a rating with respect to such security or class of debt obligations of an issuer at the time the Quality Trust Acquires the security, that NRSRO.

“Resale Price.” See definition of “Collateralized Fully.”

“Second Tier Security” means any Eligible Security that is not a First Tier Security.

“Second Tier Conduit Security” means any Conduit Security that is an Eligible Security, but is not a First Tier Security.

“Single State Fund” means a Tax Exempt Fund that holds itself out as seeking to maximize the amount of its distributed income that is exempt from the income taxes or other taxes on investments of a specific state and, where applicable, subdivision thereof.

“Special Purpose Entity.” See definition of “Asset Backed Security.”

11

Amended and Restated Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust on or after April 15, 2009, as described herein

“Tax Exempt Fund” means any money market fund that holds itself out as distributing income exempt from regular federal income tax.

“Total Assets” means the total amortized cost value of the assets of the Quality Trust.

“Unconditional Demand Feature” means a Demand Feature that by its terms would be readily exercisable in the event of a default in payment of principal or interest on the underlying security or securities.

“Unrated Security” means a security that is not a Rated Security, except that for purposes of the definition of “Collateralized Fully” only, “Unrated Security” has the meaning set forth following the definition of “Collateralized Fully.”

“Unrated Security” means securities that have not received a rating from the Requisite NRSROs.

“Variable Rate Security” means a security the terms of which provide for the adjustment of its interest rate on set dates (such the last day of a month or calendar quarter) and which, upon each such adjustment until the final maturity of the instrument or the period remaining until the principal amount can be recovered through demand, can reasonably be expected to have a market value that approximates its amortized cost.

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Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust before April 15, 2009, as described herein

APPENDIX II

SECURITIES LENDING QUALITY TRUST

INVESTMENT POLICY GUIDELINES

AS OF SEPTEMBER 15, 1995

Introduction

Through active management, the Securities Lending Quality Trust (the “Quality Trust”) shall seek to provide safety of principal, daily liquidity, and a competitive return.

Neither the Trustee nor the Investment Manager assumes any market or investment risk with respect to the investments made by the Quality Trust.

The following guidelines govern investment held by the Quality Trust.

1.	Investment Policy

A.	Eligible Cash Market Instruments

1) U.S. Treasury bills, notes and bonds; 2) other obligations issued by the U.S. Government, its agencies and instrumentalities; 3) corporate debt obligations (including commercial paper of U.S. and foreign companies); 4) instruments of U.S. and foreign banks, including time deposits, (including Eurodollar Time Deposits), certificates of deposit (including Eurodollar and Yankee Certificates of Deposit) and banker’s acceptances; 5) supranational and sovereign debt obligations (including obligations of foreign government subdivisions); 6) repurchase agreements; 7) mortgage-backed securities; 8) asset-backed securities; 9) master notes, promissory notes, debt of limited partnerships; 10) Non-Dollar debt obligations and time deposits; and 11) shares in money market mutual funds or other approved commingled investment vehicles.

B.	Eligible Derivative Instruments

Forwards, futures, options and swap agreements are acceptable for the investment of cash collateral within the following parameters.

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Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust before April 15, 2009, as described herein

Derivative instruments may be used to create synthetic fixed income securities, and to modify portfolio average effective duration. Derivatives positions within the Quality Trust will be managed so that portfolio average effective duration remains below the upper limit specified herein. The total absolute value of the option adjusted duration dollars of the derivative positions shall be less than or equal to 10% of the option adjusted duration dollars of the underlying investment position. Asset currency exposures shall be hedged in order to minimize currency risk.

C.	Credit Quality

At the time of purchase, (i) all securities with maturities of 13 months or less will qualify as “first tier securities” within the meaning of Rule 2a-7(a)(6) under the 1940 Act; and (ii) all securities with maturities in excess of 13 months will (x) be rated “A” or better by at least two nationally recognized statistical rating organizations (each, an “NRSRO”), or (y) if rated by only one NRSRO, be rated “A” or better by such NRSRO, or (z) if unrated, be determined by the Bank to be of comparable quality.

1)	Corporate Obligations, including:

a)	Commercial Paper (CP), Floating Rate Notes, Medium Term Notes, and Master Demand Notes;

2)	Instruments of U.S. and Foreign Banks, including:

a)	Time Deposits, Bankers’ Acceptances, and Certificates of Deposit (CDs), Euro CDs, Yankee CDs;

3)	Sovereign Debt Obligations:

a)	Supranational and Subdivisions of foreign governments;

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Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust before April 15, 2009, as described herein

4)	Repurchase Agreements:

a)	All counter-parties must have executed a written repurchase agreement.

b)	All repurchase transactions must be fully collateralized with securities issued by the U.S. government or its agencies.

c)	All counterparties shall have a short-term debt rating not lower than A2/P2.

d)	All repurchase transactions shall be collateralized initially at least 102% and counterparties shall be required to deliver additional collateral in the event the market value of the collateral falls below 100%.

e)	All repurchase transactions must have a term of 30 days or less;

5)	Mortgage-Backed Securities and Asset-Backed Securities;

6)	Commingled Funds;

Commingled funds must conform substantially to this set of investment policy guidelines, including (i) mutual funds (including, where permissible, mutual funds managed by the Trustee or its affiliates) which have a longer average effective maturity than is specified in SEC Rule 2a-7 (90 days) and (ii) other managed vehicles (whether by the Trustee or its affiliates or third parties) which conform substantially to these investment policy guidelines, except that such funds may maintain average maturities up to 24 months.

D.	Investment Restrictions and Concentration Limits

1)	Corporate Obligations

a)	Commercial Paper, Floating Rate, and Master Demand Notes

The Quality Trust may hold up to 5% of its assets at the time of purchase in CP issued by a single issuer and its affiliates. The Quality Trust may hold up to 100% of its assets in this class.

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Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust before April 15, 2009, as described herein

b)	The Quality Trust will not hold CP, Floating Rate or Master Notes issued by securities broker/dealers or their parent companies, except where issued by parent or holding companies with diversified business holding wherein businesses other than securities brokerage and dealing represent a majority of their activities.

2)	Instruments of U.S. Foreign Banks

a)	Not more than 5% of the holdings of the Quality Trust at the time of purchase may be invested in instruments issued by a single U.S. or foreign bank and its affiliates.

3)	Repurchase Agreements

a)	The Quality Trust must take possession of collateral either directly or through a third-party custodian.

b)	The Quality Trust may invest in repurchase agreements with counterparties in the Securities Lending Program of State Street Bank and Trust Company.

4)	Commingled Funds

a)	Mutual Funds

(i) The Quality Trust will favor mutual funds which substantially conform to the requirements of SEC Rule 2a-7 (or Money Market Mutual Funds) or as otherwise deemed appropriate as specified in Section C.6 above but also may invest in other funds that do not follow 2a-7 guidelines if approved by the Investment Manager on a case-by-case basis.

(ii) The Quality Trust may own up to a maximum of 20% of the net asset value of a single money market mutual fund.

(iii) Up to 10% of the holdings of the Quality Trust may be invested in a single money market mutual fund.

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Investment Policy Guidelines

These guidelines apply only to investments made by

the Quality Trust before April 15, 2009, as described herein

(iv) The Quality Trust may invest in a mutual fund only after the eligibility of the fund is approved by the Investment Manager.

(v) There is no policy limit on how much of the assets of the Quality Trust may be invested in mutual funds.

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E.	Liquidity and Duration

The Quality Trust will endeavor to maintain sufficient liquidity to honor the termination of security loan transactions with borrowers and return cash collateral to the borrowers. As a general rule, the process will be managed based on historical seasonal patterns of loan volume and prevailing market conditions.

The average effective duration of the Quality Trust will not exceed 120 days, or fall below 1 day, including both securities and derivatives, except in unusual circumstances. The average effective duration of the Quality Trust will be calculated using the weighted average effective duration of its holdings and all derivative positions.

At the time of purchase the maximum option adjusted duration of any security shall be 5 years or less. All fixed instruments must have an option adjusted duration not to exceed 30 months.

II.	Policy Adjustment and Exceptions

Notwithstanding any and all provisions contained in this policy, the Trustee or the Investment Manager may from time to time impose more restrictive guidelines which it deems appropriate in light of prevailing market conditions. Within the overall guidelines of this policy, the Trustee or the Investment Manager will review and approve in writing any such modifications on an as-needed basis.

Other modification of policy guidelines governing the investment of the assets of the Quality Trust may be undertaken by the Trust or the Investment Manager as business and market conditions warrant provided that the Trustee or the Investment Manager delivers to the Beneficial Owners written notification describing any such modification not less than (10) days prior to the effective date of such modification.

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